Exhibit 99.1

CHINAGROWTH NORTH ACQUISITION CORPORATION

NOTICE OF EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON DECEMBER 17, 2008

To the Shareholders of ChinaGrowth North Acquistion Corporation:

          NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders of ChinaGrowth North Acquisition Corporation, a Cayman Islands exempted company (“CGNAC”, “we”, “us”, “our” or the “Company”), will be held at 10 a.m., New York local time, on Wednesday, December 17, 2008, at the offices of DLA Piper LLP (US), 1251 Avenue of the Americas, New York, New York, U.S.A., for the following purposes:

1.

the approval by ordinary resolution of (i) the Share Purchase Agreement dated as of May 24, 2008 and as amended as of October 30, 2008 (as so amended, the “Share Purchase Agreement”), by and among CGNAC, UIB Group Limited, a British Virgin Islands exempted company (“UIB”), and each of the shareholders, founders, subsidiaries and affiliates of UIB as listed therein, pursuant to which CGNAC will acquire all of the issued and outstanding share capital and other equity interests of UIB in exchange for US$2,000,000 in cash and the issuance of 6,365,001 ordinary shares of CGNAC at the closing (including 2,000,000 shares that will be held in an escrow account and will be released only if the surviving company meets certain after-tax profit targets for the years 2008 and 2009) and, depending on the satisfaction of certain after-tax profit targets for the years 2009 through 2013, certain additional ordinary shares of CGNAC as provided for therein (the “Acquisition”), and (ii) the transactions contemplated thereby (“Proposal 1” or the “Acquisition Proposal”);

2.

the approval by ordinary resolution of the increase of the CGNAC’s share capital to US$63,000 divided into 60,000,000 ordinary shares of a par value of US$0.001 each and 3,000,000 preferred shares of a par value of US$0.001 each (“Proposal 2” or the “Capital Increase Proposal”);

3.	the approval by special resolution of the change of the corporate name of CGNAC to UIB Group Limited (“Proposal 3” or the “Name Change Proposal”); and

4.	the adjournment of the meeting, if necessary or desirable, for the purpose of soliciting additional proxies in favor of the foregoing proposals (“Proposal 4” or the “Adjournment Proposal”).

          These items of business are more fully described in the proxy statement accompanying this notice. We encourage you to read the proxy statement and its annexes in their entirety before voting.

          Under the terms of the Share Purchase Agreement, approval by our shareholders of the Acquisition Proposal and the Capital Increase Proposal is condition to closing the transactions contemplated by the Share Purchase Agreement. Accordingly, we will only proceed with the consummation of the Acquisition after our shareholders approve the Acquisition Proposal and the Capital Increase Proposal. The Capital Increase Proposal will not be presented to our shareholders for a vote at the meeting unless the shareholders approve the Acquisition Proposal. The Name Change Proposal will not be presented to our shareholders for a vote at the meeting unless the shareholders approve each of the Acquisition Proposal and the Capital Increase Proposal. If approved, the Capital Increase Proposal and the Name Change Proposal will be effectuated upon the consummation of the Acquisition. If the Acquisition is consummated and our shareholders fail to approve the Name Change Proposal, the board of directors of the surviving company may re-present such proposal to the shareholders for a vote at a future general meeting of shareholders following the Acquisition.

          The approval by ordinary resolution of each of the Acquisition Proposal, the Capital Increase Proposal and the Adjourment Proposal requires the affirmative vote of the holders of a majority of our ordinary shares voted on such proposal. The approval by special resolution of the Name Change Proposal requires the affirmative vote of the holders of not less than two-thirds of our ordinary shares voted on such proposal. Notwithstanding the foregoing, if the holders of our ordinary shares sold in our initial public offering, or IPO, or in the open market, which we refer to as public shareholders, holding more than 997,501 shares (which is 19.99% of the total number of shares sold in our IPO) vote against the Acquisition Proposal and demand that we redeem their shares into cash, the Acquisition will not be consummated.

          Our board of directors has fixed November 18, 2008 as the record date for determining our shareholders entitled to receive notice of and vote at the meeting or any adjournment thereof. Only holders of record of our ordinary shares as of the close of business on the record date are entitled to vote at the meeting or any adjournment thereof.

          Your vote is important. Please complete, date, sign and return the enclosed proxy card or submit your proxy by telephone or through the Internet to make sure that your shares are represented at the meeting. Please vote promptly whether or not you expect to attend the meeting. Submitting a proxy now will not prevent you from being able to vote the meeting by attending in person and casting a vote. You can find instructions for voting on the enclosed proxy card. If you have questions about the proposals or about voting your shares, please call DF King & Co, Inc., our proxy solicitation agent, toll free at (800) 901-0068 or collect at (212) 269-5550.

          Our board of directors unanimously recommends that you vote “FOR” the approval of each of the four proposals listed above.

By Order of the Board of Directors,
/s/ Xuesong Song

Xuesong Song
Chairman of the Board
Dated: November 10, 2008

PROXY STATEMENT
FOR
THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
CHINAGROWTH NORTH ACQUISITION CORPORATION
TO BE HELD ON DECEMBER 17, 2008

          An extraordinary general meeting of shareholders of ChinaGrowth North Acquisition Corporation, a Cayman Islands exempted company (“CGNAC”, “we”, “us”, “our” or the “Company), is scheduled to be held at 10 a.m., New York local time, on Wednesday, December 17, 2008, at the offices of DLA Piper LLP (US), 1251 Avenue of the Americas, New York, New York, U.S.A, for the purposes described below.

          On May 24, 2008, we entered into a share purchase agreement (a copy of which is attached hereto as Annex A),with UIB Group Limited, a British Virgin Islands exempted company (“UIB”), and each of the shareholders, founders, subsidiaries and affiliates of UIB as listed therein. The parties to the share purchase agreement entered into an amendment to the share purchase agreement on October 30, 2008 (a copy of which is attached hereto as Annex B). Pursuant to the share purchase agreement, as amended (the “Share Purchase Agreement”), we will acquire all of the issued and outstanding share capital and other equity interests of UIB in exchange for US$2,000,000 in cash and the issuance of 6,365,001 ordinary shares of CGNAC at the closing (including 2,000,000 shares that will be held in an escrow account and will be released only if the surviving company meets certain after-tax profit targets for the years 2008 and 2009) and, depending on the satisfaction of certain after-tax profit targets for the years 2009 through 2013, certain additional ordinary shares of CGNAC as provided for therein (the “Acquisition”). UIB, through its subsidiaries and affiliates, is a leading insurance brokerage company in China providing insurance brokerage services. Upon the consummation of the Acquisition, UIB will become a directly wholly-owned subsidiary of CGNAC, which, assuming the Name Change Proposal is approved, will change its corporate name to UIB Group Limited.

          At the meeting, we will ask our shareholders to approve the Share Purchase Agreement and other matters relating to the transactions contemplated by the Share Purchase Agreement, including increasing our share capital to US$63,000 divided into 60,000,000 ordinary shares of a par value of US$0.001 each and 3,000,000 preferred shares of a par value of US$0.001 each and to change the corporate name of CGNAC to UIB Group Limited.

          We will not be able to close the Acquisition and other transactions contemplated by the Share Purchase Agreement unless all of the conditions to the closing set forth therein are satisfied, including the approval by our shareholders of the Share Purchase Agreement and the transactions contemplated thereby and the increase of our share capital, as describe above. Pursuant to our Amended and Restated Memorandum and Articles of Association, the Acquisition cannot be consummated unless, among others, (i) at least a majority of the shares voted at the meeting or any adjournment thereof approve the Share Purchase Agreement and the transactions contemplated thereby and (ii) less than, or equal to 19.99% of the shares (i.e., 997,501 shares) issued in our initial public offering, or IPO, vote against the Acquisition and demand that we redeem the ordinary shares held by them into cash. If you vote against the Acquisition and demand that we redeem your shares into cash, this demand must be made on the proxy card accompanying this proxy statement at the time you vote against the Acquisition.

          Our board of directors has unanimously determined that the Acquistion and other transactions contemplated by the Share Purchase Agreement are advisable and the issuance of our ordinary shares pursuant to the transactions contemplated by the Share Purchase Agreement is fair to, and in the best interests of, our shareholders. Our board of directors unanimously recommends that our shareholders vote “FOR” the approval of the Share Purchase Agreement and the transactions contemplated thereby and each of the other related matters, as described in more detail in this proxy statement.

          This proxy statement provides you with information about the proposed transactions contemplated by the Share Purchase Agreement and other actions to be taken at the extraordinary general meeting of shareholders of CGNAC. We encourage you to carefully read this entire proxy statement and its annexes before you vote, including the section entitled “Risk Factors” beginning on page 25. You may also obtain more information about us from the documents we have filed with the United States Securities and Exchange Commission at its website www.sec.gov.

          NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS CONTEMPLATED BY THE SHARE PURCHASE AGREEMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS CONTEMPLATED THEREBY, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          This proxy statement is dated November 10, 2008.

CHINAGROWTH NORTH ACQUISITION CORP.
TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE ACQUISITION AND THE CGNAC
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS		6
SUMMARY		11
SELECTED SUMMARY HISTORICAL FINANCIAL INFORMATION		20
SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION		22
COMPARATIVE PER SHARE DATA		23
PRICE RANGE OF SECURITIES AND DIVIDENDS		24
RISK FACTORS		25
FORWARD-LOOKING STATEMENTS		41
THE CGNAC EXTRAORDINARY GENERAL MEETING		42
PROPOSAL 1: THE APPROVAL OF (I) THE SHARE PURCHASE AGREEMENT, DATED AS
OF MAY 24, 2008 AND AS AMENDED AS OF OCTOBER 30, 2008, AND (II) THE
TRANSACTIONS CONTEMPLATED THEREBY (“ACQUISITION PROPOSAL”)		45
PROPOSAL 2: APPROVAL BY ORDINARY RESOLUTION OF AN INCREASE TO THE
COMPANY’S SHARE CAPITAL TO US$63,000 DIVIDED INTO 60,000,000 ORDINARY
SHARES OF A PAR VALUE OF US$0.001 EACH AND 3,000,000 PREFERRED SHARES OF A
PAR VALUE OF US$0.001 EACH (THE “CAPITAL INCREASE PROPOSAL”)		70
PROPOSAL 3: APPROVAL BY SPECIAL RESOLUTION OF AN AMENDMENT TO
CGNAC’S AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION TO CHANGE
THE CORPORATE NAME OF THE COMPANY TO UIB GROUP LIMITED (THE “NAME
CHANGE PROPOSAL”)		72
PROPOSAL 4: ADJOURNMENT OF THE MEETING, IF NECESSARY OR DESIRABLE, FOR
THE PURPOSE OF SOLICITING ADDITIONAL PROXIES IN FAVOR OF THE FOREGOING
PROPOSALS (THE “ADJOURNMENT PROPOSAL”)		73
INFORMATION ABOUT THE BUSINESS OF UIB GROUP LIMITED		74
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN
OF OPERATION OF UIB GROUP LIMITED		91
INFORMATION ABOUT CGNAC		99
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF CGNAC		101
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS		104
BENEFICIAL OWNERSHIP OF SECURITIES		112
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS		114
DIRECTORS AND MANAGEMENT		116
SHARES ELIGIBLE FOR FUTURE SALE		122
DESCRIPTION OF SHARE CAPITAL		124
WHERE YOU CAN FIND MORE INFORMATION		130
FINANCIAL STATEMENTS OF UIB GROUP LIMITED		131
FINANCIAL STATEMENTS OF CGNAC		159

ANNEXES

ANNEX A	SHARE PURCHASE AGREEMENT
ANNEX B	AMENDMENT TO SHARE PURCHASE AGREEMENT
ANNEX C	FAIRNESS OPINION

QUESTIONS AND ANSWERS ABOUT THE ACQUISITION AND THE CGNAC EXTRAORDINARY
GENERAL MEETING OF SHAREHOLDERS

          These Questions and Answers are only summaries of the matters they discuss. Please read this entire proxy statement carefully.

Q.	What is being voted on?

A.	You are being asked to vote on the following four proposals:

	1.	the approval by ordinary resolution of (i) the Share Purchase Agreement, and (ii) the transactions contemplated thereby (“Proposal 1” or the “Acquisition Proposal”);

2.

the approval by ordinary resolution of the increase of CGNAC’s share capital to US$63,000 divided into 60,000,000 ordinary shares of a par value of US$0.001 each and 3,000,000 preferred shares of a par value of US$0.001 each (“Proposal 2” or the “Capital Increase Proposal”);

	3.	the approval by special resolution of change of the corporate name of CGNAC to UIB Group Limited (“Proposal 3” or the “Name Change Proposal”); and

	4.	the adjournment of the meeting, if necessary or desirable, for the purpose of soliciting additional proxies in favor of the foregoing proposals (“Proposal 4” or “Adjournment Proposal”).

          Under the terms of the Share Purchase Agreement, approval by our shareholders of the Acquisition Proposal and the Capital Increase Proposal is condition to closing the transactions contemplated by the Share Purchase Agreement. Accordingly, we will only proceed with the consummation of the Acquisition after our shareholders approve the Acquisition Proposal and the Capital Increase Proposal. The Capital Increase Proposal will not be presented to our shareholders for a vote at the meeting unless our shareholders approve the Acquisition Proposal. The Name Change Proposal will not be presented to our shareholders for a vote at the meeting unless our shareholders approve each of the Acquisition Proposal and the Capital Increase Proposal. If approved, the Capital Increase Proposal and the Name Change Proposal will be effectuated upon the consummation of the Acquisition. If the Acquisition is consummated and our shareholders fail to approve the Name Change Proposal, the board of directors of the suriving company may re-present such proposal to the shareholders for a vote at a future general meeting of shareholders following the Acquisition.

          The approval by ordinary resolution of each of the Acquisition Proposal, the Capital Increase Proposal and the Adjournment Proposal requires the affirmative vote of the holders of a majority of our ordinary shares voted on such proposal. The approval by special resolution of the Name Change Proposal requires the affirmative vote of the holders of at least two-thirds of our ordinary shares voted on such proposal. Notwithstanding the foregoing, if the holders of our ordinary shares sold in our IPO, or in the open market, which we refer to as public shareholders, holding more than 997,501 shares (19.99% of the total number of ordinary shares sold in our IPO) vote against the Acquisition Proposal and demand that we redeem their shares into cash, the Acquisition will not be consummated.

Q.	How do I vote?

A.	If you are a shareholder of record as of the close of business of the record date, November 18, 2008, you may vote in one of four ways:

	•	By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose names are listed on the proxy card, will vote your shares as you instruct on the card. If you sign and return the proxy card, but do not give instructions on how to vote your shares, your shares will be voted as recommended by our board of directors “FOR” approval of each proposal.

•

Vote by Phone: call toll-free (in the United States), on a touch-tone phone, the 800 number printed on the instructions accompanying your proxy card, which is available 24 hours a day. Have your proxy card in hand when you call, then follow the recorded instructions. Your vote must be received by 11:59 p.m., New York local time, on December 16, 2008 to be counted.

•

Vote by Internet: visit the Internet website printed on the instructions accompanying your proxy card. Have your proxy card in hand when you access the website and follow the instructions to create an electronic voting instruction form. Your vote must be received by 11:59 p.m, New York local time, on December 16, 2008 to be counted.

•

You can attend the meeting and vote in person. We will give you a ballot when you arrive. If your shares are held in the name of your broker, bank or other nominee, however, you must obtain a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person even if you have already voted by proxy.

Q.	Why are we proposing the Acquisition?

A.

We were incorporated for the purpose of acquiring, through a merger, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business having its primary operations in the People Republic of China (“PRC” or “China”) (a “business combination”). UIB is a leading insurance brokerage company in China providing insurance brokerage services through its China subsidiaries and affiliates. Upon the consummation of the Acquisition, UIB will be a directly wholly-owned subsidiary of CGNAC and CGNAC, assuing the Name Change Proposal is approved, will change its corporate name to UIB Group Limited. Pursuant to our Amended and Restated Memorandum and Articles of Association, we are required to consummate the Acquisition or another business combination by January 29, 2009, failing which we will have to liquidate and dissolve and, as part of this process, distribute our net assets, including the cash in the trust account (the “Trust Account”) established in connection with our IPO, to our public shareholders.

Q.	What consideration are we paying for the Acquisition?

A.

Under the terms of the Share Purchase Agreement, we will acquire all of the issued and outstanding share capital and other equity interests of UIB for a consideration consisting of (i) US$2 million in cash, (ii) 6,365,001 ordinary shares of CGNAC to be issued at the closing, including 2,000,000 shares of CGNAC to be held in an escrow account, (iii) subject to the surviving company meeting its after-tax profit targets of US$12 million and US$18 million for the fiscal years ending December 31, 2008 and 2009, respectively, 2,000,000 shares of CGNAC held in the escrow account will be released to the current UIB shareholders, and (iv) on an all or none basis, if, on a consolidated basis, the surviving company achieves or exceeds after-tax profits for the fiscal years ending December 31, 2009, 2010, 2011, 2012 and 2013, additional ordinary shares of CGNAC, as detailed below:

Year Ending December 31,	Achieved After-Tax Profits	Additional Ordinary Shares Issuable (amounts do not accumulate)

2009	US$26 million	4,000,000
2010	US$43 million	3,000,000
2011	US$75 million	3,000,000
2012	US$116 million	3,000,000
2013	US$180 million	4,000,000

In addition, our current directors and executive officers have agreed that 50% of the 1,125,000 shares of CGNAC held by them, that is 562,500 shares, shall be held in an escrow account upon the consummation of the Acquisition. Such shares held in the escrow account will be released to the current directors of CGNAC only if the surviving company achieves or exceeds after-tax profits of US$26 million for the fiscal year ending December 31, 2009, failing which such shares will be forfeited.

Q:	Does the Acquisition meet the 80% net assets test?

A:

In accordance with our Amended and Restated Articles of Association, the target business of our initial business combination must have a fair market value equal to at least 80% of our net assets held in the trust account (net of taxes) at the time of such business combination. On September 30, 2008, our net assets held in the trust account (after deducting the underwriters’ deferred compensation) was equal to US$39,341,585. Our board of directors expects that the Acquisition will have a fair market value of at least US$36.92 million or 94% of our net assets held in the trust account (net of taxes) at the time of the Acquistion.

Q.	How do the CGNAC insiders intend to vote their shares?

A.

All of our pre-IPO initial shareholders, including all of our directors and executive officers, who collectively purchased an aggregate of 1,125,000 ordinary shares prior to our IPO, have agreed to vote the ordinary shares that they owned immediately before our IPO in the same manner as a majority of the ordinary shares voted by the public shareholders in connection with the Acquisition. To date, none of our initial shareholders has purchased any additional shares following our IPO in the open market. At the closing, 50% of our pre-IPO initial ordinary shares, which is equivalent to 562,500 ordinary shares, will be held in an escrow account.

Q.	What vote is required to approve the Acquisition Proposal?

A.

The approval by ordinary resolution of the Acquisition Proposal requires the affirmative vote of the holders of a majority of our shares voted on the Acquisition Proposal. Notwithstanding the foregoing, if the public shareholders holding more than 997,501 shares (which is 19.99% of the total number of shares sold in our IPO) vote against the Acquisition Proposal and demand that we redeem their shares into cash, the Acquisition will not be consummated. The Capital Increase Proposal is condition to consummation of the Acquistion and other transactions contemplated by the Share Purchase Agreement. Accordingly, if our shareholders approve the Acquisition Proposal and fail to approve the Capital Increase Proposal, we will not be able to consummate the Acquisition and other transactions contemplated by the Share Purchase Agreement.

Q.	Why are we proposing the Capital Increase Proposal?

A.

Our current share capital remaining available is insufficient to permit the issuance of shares potentially required for the Acquisition and will not be sufficient to enable the surviving company to respond to potential business opportunities and to pursue important objectives that may be anticipated.

Q.	What vote is required to approve the Capital Increase Proposal?

A.	The approval by ordinary resolution of the Capital Increase Proposal requires the affirmative vote of a majority of our shares voted on the Capital Increase Proposal.

Q.	Why are we proposing the Name Change Proposal?

A.	The change of our corporate name to “UIB Group Limited” upon the consummation of the Acquisition will better represent the operations of the surviving company.

Q.	What vote is required to approve the Name Change Proposal?

A.	The approval by special resolution of the Name Change Proposal requires the affirmative vote of the holders of at least two-thirds of our shares voted on the Name Change Proposal.

Q.	What will happen upon the consummation of the Acquisition?

A.

Following the consummation of the Acquisition, UIB will become a directly wholly-owned subsidiary of CGNAC, and, assuming the approval of the Name Change of Proposal, CGNAC will change its corporate name to UIB Group Limited.

Q.	What percentage of CGNAC’s outstanding shares will our existing shareholders own after the Acquisition?

A.

Following the consummation of the Acquisition, if no public shareholder demands to redeem the shares that he or she owns into cash and assuming none of our warrants are exercised, our existing shareholders, including both our initial shareholders and public shareholders (but excluding the shares held in escrow), will own, in the aggregate, approximately 55.04% (public shareholders alone will own approximately 49.47%).

Following the consummation of the Acquisition, if all of the maximum permissible amount of public shares are redeemed, our existing shareholders, including both our initial shareholders and public shareholders (but excluding the shares held in escrow), will own, in the aggregate approximately 50.11% (public shareholders alone will own approximately 43.92%).

Q.	How do I exercise my redemption rights?

A.

If you hold ordinary shares issued in our IPO and vote against the Acquisition Proposal, you will have the right to demand that we redeem your shares into cash. If you wish to exercise your redemption rights, you must (i) vote against the Acquisition Proposal and (ii) at the same time demand in the attached proxy card that we redeem your shares into cash. If, notwithstanding your vote “Against” the Acquistion Proposal, the Acquisition is completed and you requested redemption of your shares, you will be entitled to receive a per-share redemption price as described immediately below. Do not send your share certificates with your proxy. If the Acquisition is consummated, redeeming shareholders must tender their shares to us prior to December 19, 2008. Redeeming shareholders will be notified when they should expect to receive the redemption amount. Shareholders who intend to redeem their shares should contact their broker or custodian as soon as possible to request a share certificate.

Q.	What is the per share redemption price?

A.

The actual per-share redemption price will be equal to the amount in the Trust Account before payment of deferred underwriting discounts and commissions and including all accrued interest (net of taxes payable) as of two business days prior to the proposed consummation of the Acquisition, divided by the number of ordinary shares sold in our IPO. As of September 30, 2008, the per share redemption price was US$8.04.

Q.	Do I have dissenter or appraisal rights under Cayman Islands law?

A.	Except for claims for breach of fiduciary duty, dissenting shareholders do not have appraisal or dissenter rights under Cayman Islands law.

Q.	What will happen to the funds deposited in the Trust Account after the Acquisition?

A.

Public shareholders exercising their redemption rights will receive a redemption price per share equal to the amount described above. We anticipate that after the payment of expenses of the Acquisition, estimated at US$1,000,000, and payment of the deferred portion of the underwriters discount of US$798,400, we will have approximately US$38 million available to the combined company assuming that no shareholders elect to redeem their shares for cash (or assuming that the entire number of shares allowed to be redeemed for cash are redeemed, we will have used substantially all of the funds in the Trust Account and may need to obtain loans). We anticipate that such working capital funds, if any, may be used for general corporate purposes.

Q.	What happens if the Acquisition is not consummated?

A.

If we do not consummate the Acquisition by January 29, 2009, the date required by our Amended and Restated Memorandum and Articles of Association, we will liquidate and dissolve and, as part of this process, distribute to our public shareholders the amount in the Trust Account, including all the accrued interest not previously released to us, plus any remaining net assets, subject to possible claims. Following dissolution, we would no longer exist as a corporation.

Q.	How many shares must be represented at the meeting in order to constitute a quorum?

A.	Under our Amended and Restated Memorandum and Articles of Association, two shareholders present in person or represented by proxy will constitute a quorum.

Q.	What will happen if I abstain from voting or fail to vote?

A.

An abstention or failure to vote with respect to any of the proposals by a shareholder who is present in person or by proxy at the meeting will have no effect on the outcome of the vote because each proposal is required to be approved by at least a majority of the shares voted by the shareholders.

Q.	How do I change my vote?

A.

Send a later-dated, signed proxy card to Xuesong Song, Chairman, at 1818 Canggong Road, Fengxian, Shanghai Chemical Park, Shanghai, China 201417, prior to the date of the extraordinary general meeting, or attend the extraordinary general meeting in person and vote. You also may revoke your proxy by sending a notice of revocation to our proxy solicitor.

Q.	If my shares are held in “street name,” will my broker automatically vote them for me?

A.	No. Your broker can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares. Your broker can tell you how to provide these instructions.

Q:	Who is paying for this proxy solicitation?

A:

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees and proxy solicitor may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies, but our proxy solicitation agent, DF King & Co., Inc., will be paid its customary fee of approximately $15,000 plus out-of-pocket expenses if it solicits proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

Q.	Who can help answer my questions?

A.

If you have any questions about the Acquistion or if you are a CGNAC shareholder and need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact DF King & Co., Inc., the proxy solicitation agent for CGNAC, toll free at (800) 901-0068 or collect at (212) 269-5550. If your shares of CGNAC are held in a stock brokerage account or by a bank or other nominee, you should call your broker or other nominee for additional information

SUMMARY

          This summary highlights certain selected information from this proxy statement relating to the Share Purchase Agreement and the transactions contemplated thereby and does not contain all of the information that is important to you. You should carefully read this entire proxy statement and the other documents to which it refers. See “Where You Can Find More Information.”

ChinaGrowth North Acquisition Corp.

          CGNAC was incorporated under the laws of the Cayman Islands as an exempted company on May 3, 2006. We were incorporated to acquire, through a merger, a share exchange, asset acquisition or other similar business combination, or control, through contractual arrangements, an operating business having its primary operations located in China. On January 29, 2007, we consummated our IPO and approximately US$36,000,000 of the IPO net proceeds was placed in the Trust Account.

          Our total operating expenses incurred from the period from May 3, 2006 (date of inception) to June 30, 2008 were approximately US$601,058, of which approximately US$539,918 has been paid and approximately US$61,140 is accrued and outstanding as of June 30, 2008. The most significant expenses incurred to date include approximately US$42,150 for consultants to CGNAC who have assisted with due diligence reviews of business combination targets, approximately US$170,603 in travel expenses, approximately US$127,500 paid to Global Vestor Capital Partners LLC for use of office space and certain other services and approximately US$46,059 for director and officer liability insurance. As of June 30, 2008, there was approximately US$39,988,927 (including the underwriters’ deferred compensation equal to US$798,400) in the Trust Account and approximately US$146,561 of cash and cash equivalents outside of the Trust Account.

          The mailing address of CGNAC’s principal executive office is 1818 Canggong Road, Fengxian, Shanghai Chemical Industry Park, Shanghai, China, 201417, and its telephone number is 86-21-5744-8336.

UIB Group Limited

          Business Operations

          UIB is one of the leading Chinese insurance brokerage companies. In 2006 and 2007, UIB, through its primary affiliate Beijing Union Insurance Brokers Co. Ltd., ranked as the third largest insurance brokerage company in China in terms of commissions earned. Founded in 2001, UIB began its insurance brokerage business in 2001 by distributing insurance products. In conjunction with distributing customized insurance products, UIB also provides risk management services to its clients.

          UIB intends to become the largest independent insurance brokerage company in China, and strengthen its leading position as the provider of insurance brokerage service and risk management service in the Chinese education sector. To achieve this goal, UIB intends to capitalize on the growth potential of China’s insurance industry and insurance intermediary sector, and to leverage its competitive strengths as follows:

•	Market leadership among professional insurance brokers in China;

•	Dominant player in Chinese education sector;

•	Unique position with educational institutions through value-added service;

•	Extensive customer reach through the largest distribution network in the education sector;

•	Strong capability in designing products attractive to both customers and insurance companies;

•	Scalable operation model and no underwriting risk;

•	Experienced, passionate management team.

          For the years ended December 31, 2006 and 2007, UIB generated approximately $8.6 million and $17.1 million in gross revenues, respectively, principally from its distribution of Student Safety Insurance and School Liability Insurance to its clients in the education sector.

          The mailing address of UIB’s principal executive office is Room 1906, 19 floor, Tower C, Yiheyangguang Building, No.12 East Tu Cheng Road, Chaoyang District, Beijing 100013, People’s Republic of China, and its telephone number is +86-10-6448-9595.

          UIB Corporate Structure

          In order to establish an offshore holding company structure, in May 2008, the founders of Beijing Union Insurance Broker Co. Ltd. (“UIB Beijing”), together with three other individual investors, acquired the ownership of UIB, a holding company incorporated under the laws of the British Virgin Islands. UIB had founded a subsidiary, UIB Group Limited (“UIB HK”), in February 2008 in Hong Kong, China. In April 2008, UIB HK organized Beijing Xin Lian Hua You Consultancy Co., Ltd, or XLHY, a wholly foreign-owned enterprise in China. The table below identifies the beneficial and record shareholders of UIB. Each of the record owners, except for Zhang Qing, is a British Virgin Islands company formed by the respective beneficial owners for the purpose of holding their stock in UIB.

Beneficial Owner of UIB	Record Owner of UIB	Number of Shares Owned	Percentage Ownership of UIB

Chen Xiaoping	Sound Winner Investments Limited	24,500	49%
Chen Bowen	Newest Sino Holdings Limited	10,500	21%
Chen Bowen	Jolly Win Holdings Limited	2,500	5%
Fan Zhiming	Joy King Holdings Limited	2,500	5%
Feng Hongyan	Ocean Times Investments Limited	7,455	14.91%
Feng Hongyan	Energetic Holdings Limited	1,365	2.73%
Fang Fang	Wealth Creation Investments Limited	1,080	2.16%
Zhang Qing	Zhang Qing	100	0.2%
	Total	50,000	100%

          Due to certain restrictions and qualification requirements under Chinese law that apply to foreign investment in China’s insurance brokerage sector, XLHY has entered into certain contractual arrangements with UIB Beijing, the entity holding the licenses and approvals necessary to operate the insurance brokerage business, and the three registered shareholders of UIB Beijing. The following table sets forth the registered shareholders of UIB Beijing:

Registered Shareholder of UIB Beijing	Percentage of ownership of record

Beijing Hua Tian Li He Investment and Management Co., Ltd (beneficially owned by Chen Xiaoping and his daughter, Chen Bowen)	75%
Shanghai Tian Shi Investment Co., Ltd. (beneficially owned by Feng Hongyan)	20%
Beijing Dian Wei Investment Co., Ltd. (beneficially owned by Fan Zhiming)	5%
Total	100%

          The following diagram illustrates the corporate structure and the place of formation of each of UIB’s subsidiaries and affiliate:

          Through the contractual arrangements, as described below, XLHY provides consulting services to UIB Beijing and is entitled to (1) receive a substantial portion of the economic benefits from UIB Beijing; (2) exercise effective control over UIB Beijing, and (3) have an exclusive option to purchase all or part of the equity interests in UIB Beijing when and to the extent permitted by Chinese law. Accordingly, by virtue of the contractual arrangements, UIB consolidate UIB Beijing’s results, assets and liabilities in UIB’s financial statements.

          (1) Service Agreement. XLHY has entered into a Service Agreement with UIB Beijing, pursuant to which, XLHY exclusively provides consulting services to UIB Beijing in exchange for service fees. This agreement enables the transfer of substantial portion of economic interests from UIB Beijing to XLHY.

          (2) Equity Pledge Agreement. XLHY, UIB Beijing and its registered shareholders, Beijing Hua Tian Li He Investment Management Co., Ltd., Shanghai Tian Shi Investment Co., Ltd. and Beijing Dian Wei Investment Co., Ltd., have entered into an Equity Pledge Agreement, pursuant to which, each of the registered shareholders of UIB Beijing has pledged all of its equity interests in UIB Beijing to XLHY to guarantee the performance of contractual obligations of UIB Beijing and its registered shareholders, as applicable, under the Service Agreement, Voting Rights Proxy Agreement, Exclusive Purchase Option Agreement and the Equity Pledge Agreement.

          (3) Voting Rights Proxy Agreement. XLHY, UIB Beijing and its registered shareholders, Beijing Hua Tian Li He Investment Management Co., Ltd., Shanghai Tian Shi Investment Co., Ltd. and Beijing Dian Wei Investment Co., Ltd., have entered into a Voting Rights Proxy Agreement, pursuant to which, each of the registered shareholders of UIB Beijing has granted to XLHY and the designee(s) of XLHY, the power to exercise all voting rights of such shareholder, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interests in UIB Beijing and appoint and elect the directors and senior officers of UIB Beijing.

          (4) Exclusive Purchase Option Agreement. XLHY, UIB Beijing and its registered shareholders, Beijing Hua Tian Li He Investment Management Co., Ltd., Shanghai Tian Shi Investment Co., Ltd. and Beijing Dian Wei Investment Co., Ltd., have entered into an Exclusive Purchase Option Agreement, pursuant to which, each of the registered shareholders of UIB Beijing has irrevocably and unconditionally granted XLHY or its designee(s) an exclusive option to purchase, at any time if and when permitted under Chinese law, all or any portion of the equity interests in UIB Beijing for the lowest price permissible under Chinese law.

The Acquisition and the Share Purchase Agreement

          Under the terms of the Share Purchase Agreement, CGNAC will acquire all of the issued and outstanding share capital and other equity interests of UIB for a consideration consisting of (i) US$2 million in cash, (ii) 6,365,001 ordinary shares of CGNAC to be issued at the closing, including 2,000,000 shares of CGNAC to be held in an escrow account, (iii) subject to the surviving company meeting its after-tax profits thresholds of US$12 million and US$18 million for the fiscal years ending December 31, 2008 and 2009, respectively, 2,000,000 ordinary shares of CGNAC held in the escrow account will be released to the current UIB shareholders, and (iv) on an all or none basis, if, on a consolidated basis, the surviving company achieves or exceeds after-tax profits for the fiscal years ending December 31, 2009, 2010, 2011, 2012 and 2013, additional ordinary shares of CGNAC, as detailed below:

Year Ending December 31,	Achieved After-Tax Profits	Additional Ordinary Shares Issuable (amounts do not accumulate)

2009	US$26 million	4,000,000
2010	US$43 million	3,000,000
2011	US$75 million	3,000,000
2012	US$116 million	3,000,000
2013	US$180 million	4,000,000

          In addition, our current directors and executive officers have agreed that 50% of the 1,125,000 shares of CGNAC held by them, that is 562,500 shares, shall be held in an escrow account upon the consummation of the Acquisition. Such shares held in the escrow account will be released to the current directors of CGNAC only if the surviving company achieves or exceeds after-tax profits of US$26 million for the fiscal year ending December 31, 2009, failing which such shares will be forfeited.

          The Share Purchase Agreement is attached to this proxy statement as Annex A and Annex B. We encourage you to read the Share Purchase Agreement in its entirety. The Share Purchase Agreement is described in more detail elsewhere in this proxy statement. See “The Share Purchase Agreement.”

          The Share Purchase Agreement contains certain representations, warranties and covenants of each of the parties thereto that we believe are customary for this type of transaction. The consummation of the transactions contemplated by the Share Purchase Agreement is subject to certain closing conditions, including without limitation, (a) the approval of the shareholders of CGNAC of (i) the Share Purchase Agreement and (ii) an increase in the Company’s authorized share capital; and (b) less than 20% of the ordinary shares of CGNAC issued in its IPO voting against the Acquisition and electing to convert their shares into cash in accordance with CGNAC’s memorandum and articles of association; and (c) UIB’s shareholders have provided its audited financial statements for the fiscal year ending December 31, 2007.

          The parties to the share purchase agreement had expected to complete the Acquisition by the end of August 2008, which did not occur due, in part, to the delay in completion of the audits of UIB under U.S. GAAP. As a result, UIB was unable to access the funds of CGNAC in a timely manner as it had hoped. In light of that and the developments at UIB and the general market, the parties amended the May 24, 2008 share purchase agreement on October 30, 2008, such that the purchase price provisions and related arrangements can better serve the mutual interests of the parties and reflect the developments in the broader market.

Directors and Executive Officers of the Combined Company

          If the Acquisition Proposal and the other proposals are approved, Xuesong Song, who is currently a director of our company, will remain as a director, and the other current directors of our company, including Jin Shi, Michael W. Zhang, Teng Zhou and Xuechu He, will resign, and our board of directors will appoint Xiaoping Chen, Joseph Weijian Huang, Yunxiang Tang, Lulun Cai, Zhaoyu Deng and Hualin Wei to serve as our directors. As a result, following the Acquisition, our board of directors will thereby consist of seven directors, namely, Xiaoping Chen, Joseph Weijian Huang, Yunxiang Tang, Lulun Cai, Zhaoyu Deng, Xuesong Song and Hualin Wei.

Extraordinary General Meeting of Our Shareholders

          The extraordinary general meeting of our shareholders will be held at 10 a.m., New York local time, on Wednesday, December 17, 2008, at the offices of DLA Piper LLP (US), 1251 Avenue of the Americas, New York, New York, U.S.A, to vote on each of the proposals.

Record Date

          You will be entitled to vote or direct votes to be cast at the meeting if you own our shares as of the close of business on November 18, 2008, which is the record date for the meeting. When voting on the proposals, you will have one vote for each share that you own at the close of business on the record date. Our warrants do not have any voting rights with respect to the proposals being presented at the meeting.

          As of November 5, there were 6,115,000 shares outstanding.

Vote Required to Approve the Acquisition Proposal

          The approval by ordinary resolution of the Acquisition Proposal will require the affirmative vote of a majority of the shares voted on the Acquisition Proposal. Any shares that are present in person or by proxy at the meeting but that are not voted in favor of the Acquisition Proposal will be counted in determining whether or not a quorum is present at the meeting but will not be counted as shares that have been voted in favor of the Acquisition Proposal. However, we will not be able to complete the Acquisition if the holders of more than 997,501 shares issued in our IPO, an amount equal to 19.99% of the shares issued in our IPO, vote against the Acquisition Proposal and demand that we redeem their shares into cash.

          All of our initial shareholders, including all of our directors and executive officers, have agreed to vote the ordinary shares that they owned immediately before our IPO in the same manner as a majority of the ordinary shares voted by the public shareholders in connection with the Acquisition Proposal.

          Approval of the Acquisition Proposal is not conditioned upon the approval of the Name Change Proposal. However, if the Acquistion is consummated and our shareholders fail to approve the Name Change Proposal, the board of directors of the surviving company may re-present such proposal to the shareholders for a vote at a future general meeting of shareholders following the Acquisition.

Vote Required to Approve the Capital Increase Proposal

          The approval by ordinary resolution of the Capital Increase Proposal will require the affirmative vote of a majority of the shares voted on the Capital Increase Proposal. Any shares that are present in person or by proxy at the meeting but that are not voted in favor of the Capital Increase Proposal will be counted in determining whether or not a quorum is present at the meeting but will not be counted as shares that have been voted in favor of the Capital Increase Proposal. In connection with the vote required for the Capital Increase Proposal, our initial shareholders, including our directors and executive officers, are not required to vote in the same manner as a majority of our shares voted with respect to such proposal. We will not present the Capital Increase Proposal unless our shareholders approve the Acquisition Proposal. If approved, the Capital Increase Proposal will be effectuated upon the consummation of the Acquisition.

Vote Required to Approve the Name Change Proposal

          The approval by special resolution of the Name Change Proposal will require the affirmative vote of at least two-thirds of the shares voted on the Name Change Proposal. Any shares that are present in person or by proxy at the meeting but that are not voted in favor of the Name Change Proposal will be counted in determining whether or not a quorum is present at the meeting but will not be counted as shares that have been voted in favor of the Name Change Proposal. In connection with the vote required for the Name Change Proposal, our initial shareholders, including our directors and executive officers, are not required to vote in the same manner as a majority of our shares voted with respect to such proposal. We will not present the Name Change Proposal unless our shareholders approve each of the Acquisition Proposal and Capital Increase Proposal. If approved, the Name Change Proposal will be effectuated upon the consummation of the Acquisition.

Redemption Rights

          Under our Amended and Restated Memorandum and Articles of Association, a holder of shares issued in our IPO may, if the shareholder votes against the Acquisition Proposal, demand that we redeem those shares into cash. This demand must be made on the proxy card at the time the shareholder votes against the Acquisition Proposal. If properly demanded, we will redeem each share as to which a demand has been made into cash if the Acquisition is consummated. If you exercise your redemption rights, then you will be exchanging the shares you hold for cash and will no longer own these shares. Based on the amount of cash held in the Trust Account as of September 30, 2008, you will be entitled to redeem each share that you hold into approximately US$8.04. You will only be entitled to receive cash for these shares if you continue to hold these shares through the closing date of the Acquisition and then tender your share certificate to us. If the Acquisition is not completed, then these shares will not be redeemed into cash until we liquidate.

          The Acquisition will not be completed if the holders of more than 997,501 shares of our shares issued in our IPO, an amount equal to 19.99% of those shares, exercise their redemption rights.

Appraisal or Dissenters Rights

          Except for claims for breach of fiduciary duty, no appraisal or dissenters rights are available under the Companies Law of the Cayman Islands for our shareholders in connection with any of the proposals.

Proxies

          Proxies may be solicited by mail, telephone or in person. If you grant a proxy, you may still vote your shares in person at the meeting and you may also revoke your proxy before the meeting.

Share Ownership

          As of November 5, 2008, our executive officers and directors beneficially owned and were entitled to vote, in the aggregate, 1,125,000 shares (50% of which will be held in an escrow account and will be released only if the surviving company achieves or exceeds after-tax profits of US$26 million for the fiscal year ending December 31, 2009, failing which such shares will be forfeited), representing approximately 18.40% of our then outstanding shares. Those numbers do not include an aggregate of 900,000 shares issuable upon exercise of warrants that our directors, executive officers and affiliated entities hold. As of November 5, 2008, these shares and warrants had a market value of approximately US$8,455,500 based on our share price of US$7.46 per share and our warrant price of US$0.07 per warrant on that date.

          Based solely upon information contained in public filings with the SEC, as of November 5, 2008, the following shareholders (other than our executive officers and directors) beneficially own greater than five percent of our issued and outstanding shares:

•	Bulldog Investors, Phillip Goldstein and Andrew Dakos;

•	HBK Investments, LP, HBK Services LLC, HBK Partners II LP, HBK Management LLC and HBK Master Fund LP;

•	Polar Securities Inc. and North Pole Capital Master Fund;

•	Sapling LLC;

•	Fir Tree, Inc.;

•	President and Fellows of Harvard College;

•	David M. Knott and Dorset Management Corp; and

•	QVT Financial LP and QVT Financial GP LLC, QVT Fund LP, and QVT Associates GP LLC.

Recommendation of Our Board of Directors

          After careful consideration, our board of directors has determined unanimously that the Acquisition Proposal is fair and in the best interests of CGNAC and our shareholders. Our board of directors has unanimously approved the Share Purchase Agreement and the transactions contemplated thereby, the increase of our share capital, the change of our corporate name to UIB Group Limited and the adjournment, if necessary or desirable, of the meeting to solicit additional proxies in order to approval the proposals and unanimously recommends that you vote or instruct your vote to be cast “FOR” each of Proposals 1, 2, 3 and 4.

Interests of Our Directors and Executive Officers in the Acquisition

          When you consider the recommendation of our board of directors that you vote in favor of each of Proposals 1, 2, 3 and 4, you should keep in mind that our directors and executive officers have interests in these proposals that may be different from, or in addition to, your interests as a shareholder. These interests include, among other things:

          If the Acquisition Proposal is not approved or it is approved but we fail to consummate the Acquisition by January 29, 2009, we will be required to liquidate. In this event, the shares and warrants our directors and executive officers purchased prior to our IPO will be worthless, because they will not participate in the distribution of our liquidation proceeds. Our directors and executive officers hold a total number of 1,125,000 shares (50% of the 1,125,000 shares of CGNAC held by them, that is 562,500 shares, shall be held in an escrow account upon the consummation of the Acquisition. Such shares held in the escrow account will be released to the current directors of CGNAC only if the surviving company achieves or exceeds after-tax profits of US$26 million for the fiscal year ending December 31, 2009, failing which such shares will be forfeited) and a total number of 900,000 warrants. Based on November 5, 2008 closing prices of US$7.46 and US$0.07 for our shares and warrants, respectively, the dollar value of such total number of shares is US$8,392,500 and the dollar value of such total number of warrants is US$63,000.

          In connection with our IPO, each of our directors and executive officers agreed to indemnify CGNAC against any loss or damage whatsoever as a result of a claim by a vendor or target business to the extent such loss or damage reduces the amount held in the Trust Account. If the Acquisition is not consummated, such directors and officers could potentially be liable for any claims against the Trust Account. If the costs related to the Acquisition incurred by CGNAC exceed the available cash outside of the Trust Account, these costs would be subject to the potential indemnification obligations of the directors and executive officers of CGNAC to the Trust Account if the Acquisition is not consummated and accordingly the directors and executive officers have a personal interest in recommending the approval of Proposals 1, 2, 3 and 4.

          Following the consummation of the Acquisition, our director, Mr. Xuesong Song, will serve as a member of the board of directors of the combined company. We anticipate that compensation will be paid to Mr. Xuesong Song for such services and such compensation will be determined by the compensation committee of the board of directors of the combined company in line with the compensation policies of the combined company. None of our directors or executive officers has been offered or is currently expected to hold any executive position in the combined company following the Acquisition.

Trust Account Proceeds

          If the Acquisition is completed, the funds remaining in the Trust Account after (a) payments to public shareholders who exercise their redemption rights, (b) payment of the deferred underwriter’s discounts and commissions, (c) payments to our legal, accounting and other outside professional advisors and consultants for their fees and expenses incurred in connection with the Acquisition and this proxy statement and (d) payments to the shareholders of UIB of US$2,000,000 under the Share Purchase Agreement, will be released from the Trust Account and retained by the combined company for operating capital subsequent to the closing of the Acquisition.

If the Acquisition Is Not Approved

          If we do not consummate a business combination by January 29, 2009, our Amended and Restated Memorandum and Articles of Association requires us to liquidate and dissolve. Consistent with this obligation to liquidate and dissolve, if a business combination is not completed by such date, we will liquidate the Trust Account and pay, or reserve for payment, liabilities and obligations. For a more complete discussion of the procedures that we intend to follow in the event of a liquidation and dissolution, including possible consequences to shareholders if our liabilities exceed our assets, see “Information About CGNAC — Automatic Liquidation and Dissolution If No Business Combination.”

Quotation/Listing

          CGNAC’s shares, warrants and units are quoted on the OTC Bulletin Board (“OTC”) under the symbol CGNYF.OB, CGNUF.OB and CGNQF.OB, respectively. On November 5, 2008, the last sale price for our shares, warrants and units was US$7.46, US$0.07 and US$7.50, respectively. After the consummation of the Acquisition, the combined company plans to apply to list each of these securities on the Nasdaq Global Market, but there is no assurance that such listing application will be approved. If they are not approved for listing on the Nasdaq Global Market, we anticipate that they will continue to be quoted on the OTC.

Material U.S. Federal Income Tax Consequences

          A holder of our shares that elects to redeem its shares generally will recognize taxable gain or loss as a result of that redemption. See “Material U.S. Federal Income Tax Consequences” in the “Proposal 1” section for a further discussion of the material U.S. federal income tax considerations.

Regulatory Matters

          CGNAC and UIB do not expect that the Acquisition will be subject to any state or federal regulatory requirements in the U.S. other than filings under applicable securities laws. CGNAC intends to comply with all such requirements. We do not believe that, in connection with the completion of the Acquisition, any consent, approval, authorization or permit of, or filing with or notification to, any merger control authority or other government authority will be required in any jurisdiction, including China.

Proxy Solicitation

          Your proxy is being solicited by our board of directors on each of the four proposals being presented to the shareholders at the meeting.

Enforceability of Civil Liabilities against Non-U.S. Persons

          UIB is organized under the laws of the British Virgin Islands and operate or will operate only in the PRC. The assets of the combined company will be located, and substantially all of its directors, officers and shareholders reside, outside the U.S. Although China and the U.S. are signatories to the 1965 Hague Convention on the Service Abroad of Judicial and Extra Judicial Documents in Civil and Commercial Matters, service under this treaty is cumbersome and time consuming and may result in inadequate notice, so that any judgment based on that service may be reopened, relitigated or overturned. It is therefore unlikely that service of process upon UIB, or any of its respective directors, officers and shareholders will be obtainable within the U.S. and it may be difficult to enforce, outside of the U.S., a judgment obtained in the U.S. in an action against one or more of them.

          These difficulties arise from the lack of official judicial arrangements between the U.S. and China, which means that judgments of U.S. courts will not be enforced in the PRC without review and relitigation of the merits of their claims.

          There is doubt as to the enforceability in the PRC of actions to enforce judgments of U.S. courts arising out of or based on ownership of our securities, including judgments arising out of or based on civil liability provisions of U.S. federal or state securities laws. There is also doubt as to whether PRC courts would enforce, in original actions, judgments against UIB, its shareholders or the persons mentioned above predicated solely on U.S. securities laws. Original actions may be brought in the PRC against these parties only if the actions are not required to be arbitrated by PRC laws and only if the facts alleged in the complaint give rise to a cause of action under PRC laws, in which event, a PRC court may award monetary damages.

Exchange Rates

          UIB’s business will be conducted in China and substantially all of its revenues and expenses will be denominated in RMB. The RMB is not a fully convertible currency. All foreign exchange transactions involving RMB in China must take place either through The People’s Bank of China, or PBOC, or other institutions authorized to buy and sell foreign exchange. The PBOC sets the exchange rate for foreign exchange transactions and publishes daily a base exchange rate. From 1994 to July 20, 2005, the official exchange rate for the conversion of RMB to US$ was generally stable. On July 21, 2005, the PBOC introduced a managed floating exchange rate system to allow the value of RMB to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of RMB appreciated by 2.0% against the US$. Since then, the PBOC has made, and may in the future make, further adjustments to the exchange rate system.

          The conversion of RMB into US$ in this proxy statement is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Solely for your convenience and unless otherwise indicated, this proxy statement contains translations of certain RMB amounts into US$ at RMB 6.8252 to US$1.00 which was the noon buying rate on August 31, 2008. We make no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The following table sets forth information concerning exchange rates between RMB and US$ for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this proxy or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate

	Average(1)	High	Low	Period-End

2002	8.2772	8.2800	8.2669	8.2800
2003	8.2771	8.2800	8.2765	8.2767
2004	8.2768	8.2774	8.2764	8.2765
2005	8.1826	8.2765	8.0702	8.0702
2006	7.9579	8.0702	7.8041	7.8041
2007	7.5806	7.8127	7.2946	7.2946
2008
January 2008	7.2405	7.2946	7.1818	7.1818
February 2008	7.1644	7.1973	7.1100	7.1115
March 2008	7.0722	7.1110	7.0105	7.0120
April 2008	6.9997	7.0185	6.9840	6.9870
May 2008	6.9725	7.0000	6.9377	6.9400
June 2008	6.8993	6.9633	6.8591	6.8591
July 2008	6.8355	6.8632	6.8104	6.8388
August 2008	6.8462	6.8705	6.7800	6.8252

(1)

Annual averages are calculated by averaging the noon buying rates on the last business day of each month during the relevant year. Monthly averages are calculated by averaging the daily noon buying rates during each relevant month.

SELECTED SUMMARY HISTORICAL FINANCIAL INFORMATION

          You are being provided the following financial information to assist you in your analysis of the financial aspects of the Acquisition of UIB.

          UIB was established in January 2008 as a holding company. Through contractual agreements, UIB is deemed the primary beneficiary of UIB Beijing and UIB Beijing is deemed a subsidiary of UIB. Accordingly, the historical financial information presented below is that of UIB Beijing for the year ended December 31, 2007 and UIB for the six month period ended June 30, 2008.

          UIB Beijing’s balance sheet data as of December 31, 2005, 2006 and 2007 and the statement of operations data for the years ended December 31, 2005, 2006 and 2007 are derived from UIB Beijing’s audited financial statements which are included elsewhere in this proxy statement. UIB’s balance sheet data as of June 30, 2008 and the statement of operations data for the six month period ended June 30, 2008 are derived from UIB’s unaudited interim financial statements which are included elsewhere in this proxy statement.

          CGNAC’s balance sheet data as of December 31, 2007 and the statement of operations data for the year ended December 31, 2007 are derived from CGNAC’s audited financial statements which are included elsewhere in this proxy statement. CGNAC’s balance sheet data as of June 30, 2008 and the statement of operations data for the six month period ended June 30, 2008 are derived from CGNAC’s unaudited interim financial statements which are included elsewhere in this proxy statement. In the opinion of CGNAC’s management, the unaudited financial statements include all adjustments (consisting of normal recurring adjustments) that are necessary for a fair presentation of such financial statements.

          The selected financial information of UIB and CGNAC is only a summary and should be read in conjunction with each company’s historical financial statements and related notes and ‘‘UIB’s Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and “CGNAC Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ contained elsewhere in this proxy statement. The information presented may not be indicative of future performance of UIB, CGNAC or the combined company resulting from the Acquisition.

UIB GROUP LIMITED HISTORICAL FINANCIAL INFORMATION

	For the Year Ended December 31, 2005	For the Year Ended December 31, 2006	For the Year Ended December 31, 2007	For the Six Months Ended June 30, 2007	For the Six Months Ended June 30, 2008

				(Unaudited)	(Unaudited)

Commission and fee income	6,078,766	8,608,066	17,072,993	3,703,396	8,324,574
Net Income	43,749	25,121	3,927,403	(533,483)	1,787,513
Net Income per Share (1)	0.01	0.01	0.90	(0.12)	0.41
Total Assets	3,160,293	4,632,230	12,312,944	—	17,254,182
Total Liabilities	776,573	2,141,615	5,557,992	—	3,860,328
Shareholders’ Equity	2,383,720	2,490,615	6,754,952	—	13,393,854

Notes:

(1)

Net income per share has been presented using the 4,365,001 shares UIB shareholders will receive in this transaction before considering 2,000,000 shares to be issued to UIB shareholders but held in escrow pending achievement of certain after-tax profit targets for both 2008 and 2009, and before considering 50% of the 1,125,000 shares held by CGNAC directors and executive officers that will be held in escrow pending achievement of certain after-tax profit targets for 2009.

CGNAC HISTORICAL FINANCIAL INFORMATION

	For the Period from May 3, 2006 (Inception) through December 31, 2006	For the Year Ended December 31, 2007	For the Six Months Ended June 30, 2007	For the Six Months Ended June 30, 2008

			(Unaudited)	(Unaudited)

Revenues	—	—	—	—
Interest income	1,789	1,679,687	809,111	393,967
Net income (loss)	(14,933)	1,309,766	680,003	179,552
Net income (loss) per share	(0.01)	0.23	0.13	0.03
Total assets	369,123	39,934,509	39,287,742	40,138,197
Total current liabilities	359,056	835,404	818,400	859,540
Ordinary shares subject to possible conversion to cash (997,501 shares at conversion value)	—	7,915,009	7,421,407	7,993,787
Shareholders’ Equity	10,067	31,184,096	31,047,935	31,284,870

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION OF
CGNAC AND UIB

          The Acquisition will result in shareholders in UIB Group Limited (“UIB”) obtaining a majority of the voting interests in CGNAC. Generally accepted accounting principles require that since UIB’s shareholders will retain the majority voting interest in the combined business, UIB will be treated as the acquirer for accounting purposes. Since CGNAC does not have any assets with operating substance except cash, the transaction has been accounted for as reorganization and recapitalization of UIB. The Acquisition utilizes the capital structure of CGNAC with the assets and liabilities of UIB being recorded at historical cost. Although UIB will be deemed to be the acquiring company for accounting and financial reporting purposes, the legal status of CGNAC as the surviving corporation will not change.

          We have presented the below selected unaudited pro forma combined financial information that reflects the result of the Acquisition and is intended to provide you with a better picture of what our businesses might have looked like had they actually been combined. The combined financial information may have been different had the companies actually been combined. The selected unaudited pro forma combined financial information does not reflect the effect of asset dispositions, if any, or cost savings that may result from the Acquisition. You should not rely on the selected unaudited pro forma combined financial information as being indicative of the historical results that would have occurred had the companies been combined or the future results that may be achieved after the Acquisition. The following selected unaudited pro forma combined financial information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes thereto included elsewhere in this proxy statement.

Unaudited Pro Forma Condensed Combined Statements of Operation Data

	Year Ended December 31, 2007		Six Months Ended June 30, 2008

	Assuming Maximum Approval	Assuming Minimum Approval	Assuming Maximum Approval	Assuming Minimum Approval

Commission and fee income	17,072,993	17,072,993	8,324,574	8,324,574
Net Income	5,237,169	5,237,169	1,967,065	1,967,065
Net Income per Share	0.47	0.52	0.17	0.19
Shares used in computation of net income per share	11,142,933	10,145,432	11,276,383	10,278,882

Unaudited Pro Forma Condensed Combined Balance Sheet Data

	June 30, 2008

	Assuming Maximum Approval	Assuming Minimum Approval

Total assets	54,593,979	46,600,192
Total liabilities	3,921,468	3,921,468
Shareholders’ Equity	50,672,511	42,678,724

COMPARATIVE PER SHARE DATA

          The following table sets forth selected historical per share information of UIB and CGNAC and unaudited pro forma condensed combined per share ownership information of UIB and CGNAC after giving effect to the Acquisition of UIB, which includes control of UIB Beijing and the business combination between the CGNAC and UIB assuming a maximum level and a minimum level of approval of the share purchase by CGNAC shareholders who exercise their redemption right. The Acquisition will be accounted for as a recapitalization of UIB. You should read this information in conjunction with the selected historical financial information, included elsewhere in this proxy statement, and the historical financial statements of UIB and CGNAC and related notes that are included elsewhere in this proxy statement. The unaudited UIB and CGNAC pro forma condensed combined per share information is derived from, and should be read in conjunction with, the Unaudited Pro Forma Condensed Combined Financial Statements and related notes included elsewhere in this proxy statement. The historical per share information of UIB was derived from its audited financial statements as of and for the years ended December 31, 2006 and 2007. The unaudited pro forma condensed combined per share information does not purport to represent what the actual results of operations of UIB and CGNAC would have been had the companies been combined or to project the UIB and CGNAC results of operations that may be achieved after the Acquisition.

Number of shares assumed to be issued in share purchase:	UIB	CGNAC(2)		Combined Company (2)

Assuming maximum approval	4,365,001	5,722,500	(3)	10,087,501
	43.27%	56.73%		100%
Assuming minimum approval	4,365,001	4,724,999	(3)	9,090,000
	48.02%	51.98%		100%
Net income (loss) per share – historical on weighted average basis
Year ended December 31, 2006	$—	$(0.01	)(1)
Year ended December 31, 2007	$—	$0.23
Six months ended June 30, 2008	$—	$0.03
Net income per share - pro forma on weighted average basis – diluted
Year ended December 31, 2007:
under maximum approval assumption				$0.47
under minimum approval assumption				$0.52
Six months ended June 30, 2008
under maximum approval assumption				$0.17
under minimum approval assumption				$0.19
Net assets at book value per share - December 31, 2007 (4)	$1.55	$6.60		$3.95
Net assets at book value per share - June 30, 2008 (4)	$3.07	$6.62		$4.70

(1)	Operations of CGNAC are for the period from May 3, 2006 (inception) to December 31, 2007.

(2)

Historical per share amounts for CGNAC were determined based upon the actual weighted average shares outstanding during the periods presented. The combined pro forma per share amounts for CGNAC and UIB were determined based upon the assumed number of shares to be issued under the two different levels of approval at December 31, 2007 and June 30, 2008, respectively.

(3)

The number of shares of CGNAC includes 170,000 shares to finder and due diligence team under each of the two different levels of approval, excludes the 2,000,000 shares to be issued to UIB shareholders and held in escrow pending achievement of certain after-tax profit targets for both 2008 and 2009, and excludes 50% of the 1,125,000 shares, that is 562,500 shares, held by CGNAC directors and executive officers and to be held in escrow pending achievement of certain after tax profit target for 2009.

(4)	Calculated based on the minimum approval, to record refund of funds ($7,915,009 and $7,993,787 at December 31, 2007 and June 30, 2008 respectively) to dissenting shareholders.

PRICE RANGE OF SECURITIES AND DIVIDENDS

CGNAC

          CGNAC’s ordinary shares, warrants and units are quoted on the OTC Bulletin Board (“OTC”) under the symbol CGNYF.OB, CGNQF.OB and CGNUF.OB, respectively. We cannot assure you, however, that any of these securities will be or continue to be quoted on the OTC. After the consummation of the Acquisition, we plan to apply to list each of these securities on the Nasdaq Global Market, but we cannot assure you that such listing application will be approved. If they are not approved for listing on the Nasdaq Global Market, we anticipate that they will continue to be quoted on the OTC.

          Our units commenced public trading on January 29, 2007 and our ordinary shares and warrants commenced public trading on March 6, 2007. The table below sets forth, for the calendar quarters indicated, the high and low sales prices for the securities as reported on the OTC in U.S. dollars. These quotations reflect inter-dealer prices, without markup, markdown or commissions, and may not represent actual transactions.

	Ordinary Shares		Warrants		Units

	Low	High	Low	High	Low	High

2007:
First Quarter of 2007	7.10	7.20	0.75	1.50	8.00	8.30
Second Quarter of 2007	7.10	7.35	1.07	1.25	7.75	8.50
Third Quarter of 2007	7.25	7.41	0.81	1.18	8.00	8.50
Fourth Quarter of 2007	7.32	7.60	0.86	1.40	8.16	8.95
2008:
First Quarter of 2008	7.35	7.47	0.64	0.93	7.95	8.20
Second Quarter of 2008	7.47	7.85	0.67	1.55	8.15	9.79
Third Quarter of 2008	7.35	7.73	0.15	0.90	7.55	8.50

          Holders of our ordinary shares, warrants and units should obtain current market quotations for their securities. The market price of these securities could vary at any time before the Acquisition is completed. On November 5, 2008, the closing prices of our ordinary shares, warrants and units were US$7.46, US$0.07 and US$7.50, respectively.

          Holders of CGNAC. As of November 5, 2008, there were five record holders of ordinary shares, five record holders of warrants, and one record holder of units.

          Dividends. CGNAC has not paid any dividends on its ordinary shares to date and does not intend to pay dividends prior to the completion of a business combination.

          Post-Acquisition Payment of Dividends. The payment of dividends by the combined company in the future will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to the completion of the Acquisition. The payment of any dividends subsequent to that time will be within the discretion of the board of directors serving at that time. Loans or credit facilities may also limit the combined company’s ability to pay dividends.

RISK FACTORS

          You should carefully consider the risks described below in conjunction with the other information and the financial statements and related notes of CGNAC and UIB included elsewhere in this proxy statement before you decide how to vote on the proposals. The business, financial condition or results of operations of CGNAC, UIB and the combined company could be materially and adversely affected by the risks described below. The trading price of the securities of CGNAC and the combined company could decline due to these risks, and you may lose all or part of your investment. This proxy statement also contains forward-looking statements relating to events subject to risks and uncertainties. The actual results of CGNAC, UIB and the combined company could differ materially and adversely from those anticipated in these forward-looking statements due to the risks described below.

Risks Related to UIB’s Business and Its Industry

UIB’s limited operating history in the insurance brokerage business may not provide an adequate basis to judge its future prospects and results of operations.

          UIB has a limited operating history. UIB commenced its insurance brokerage business in 2001 and has expanded its operations substantially in recent years. In 2008, UIB started distributing Teacher Medical Supplementary Insurance in one trial province and Vehicle Insurance in one trial city as part of its future growth strategy. If this strategic move cannot be successfully implemented, UIB’s future growth will be significantly affected. In addition, the historical results of UIB may not provide a meaningful basis for you to evaluate UIB’s business, financial performance and prospects due, in part, to the strategic move.

Because the commissions and fees UIB earns on the insurance brokerage services are based on the rates of commissions and fees set by insurance companies, any decrease in these rates may have an adverse effect on its results of operation.

          UIB is engaged in the insurance brokerage business and derives revenues primarily from commissions and fees paid by the insurance companies whose policies UIB’s customers purchase. The commission and fee rates are set by insurance companies and are based on the premiums that the insurance companies charge, over which it has very limited control. Commission and fee rates and premiums can change based on the prevailing economic, regulatory, taxation and competitive factors that affect insurance companies. These factors include, for example, the capacity of insurance companies to place new business, underwriting and non-underwriting profits of insurance companies, consumer demand for insurance products, the availability of comparable products from other insurance companies at a lower cost, the availability of alternative insurance products, such as government benefits and self-insurance plans, to consumers and the tax deductibility of commissions and fees. In addition, premium rates for certain insurance products, such as the mandatory automobile liability insurance that each automobile owner in China is legally required to purchase, are tightly regulated by China Insurance Regulatory Commission or CIRC.

          Because UIB does not determine, and cannot predict, the timing or extent of changes to the rates of premiums, commissions and fees, UIB cannot predict the effect any of these changes may have on its operations. Since China’s entry into the World Trade Organization in December 2001, intense competition among insurance companies has led to a gradual decline in the premium rates of some insurance products. Although such decline may stimulate consumer demand for insurance products and increase the market opportunities for UIB, it may also reduce the commissions and fees UIB can earn on each policy sold. Any decrease in premiums or commission and fee rates may significantly affect its profitability. In addition, UIB’s budget for future acquisitions, capital expenditures, dividend payments, loan repayments and other expenditures may be disrupted by unexpected decreases in revenues caused by decreases in premiums or commission and fee rates, thereby adversely affecting its operations.

Competition in its industry is intense and, if UIB is unable to compete effectively, UIB may lose customers and its financial results may be negatively affected.

          The insurance brokerage industry in China is highly competitive, and UIB expects competition to persist and intensify. UIB faces competition from insurance companies that use their in-house sales forces and exclusive sales agents to distribute their products, from business entities that distribute insurance products on an ancillary basis, such as commercial banks, postal offices and automobile dealerships, and from other professional insurance intermediaries. UIB competes for customers on the basis of, among other things, product offerings, customer services and reputation. Many of UIB’s competitors have greater financial and marketing resources than UIB does and may be able to offer products and services that UIB does not currently offer and may not offer in the future. If UIB is unable to compete effectively against those competitors, UIB may lose customers and its financial condition and results of operations may be adversely affected.

UIB’s commission and fee revenues and its results of operations are subject to quarterly and annual fluctuations.

          UIB’s commission and fee revenues are subject to quarterly and annual fluctuations as a result of the seasonality of its business, the timing of policy renewals and the net effect of new and lost business. If distributions of new products miss out a peak season, the results of operations of UIB could be affected. Historically, the results of operations of UIB for each quarter could be significantly different due to the seasonality of its business. UIB’s commission and fee revenues for the fourth quarter of any given year has been the highest among all four quarters. The factors that cause the quarterly and annual fluctuations are not within its control. Specifically, consumer demand for insurance products can influence the timing of renewals, new business and lost business, which generally includes policies that were not renewed or that were cancelled. As a result, you may not be able to rely on quarterly or annual comparisons of its results of operations as an indication of UIB’s future performance.

UIB’s business and prospects could be materially and adversely affected if UIB is not able to manage its growth successfully.

          UIB commenced its insurance brokerage business in 2001 and has expanded its operations substantially in recent years. Its distribution network has expanded to 32 provincial branches and 41 sub-branches covering 1,400 counties across China as of June 30, 2008. UIB expects to continue its expansion in the future. Its expansion has placed, and will continue to place, substantial demands on its managerial, operational, technological and other resources. To manage and support its continued growth, UIB must continue to improve its operational, administrative, financial and technological systems, procedures and controls, and expand, train and manage its growing employee and agent base. Furthermore, UIB’s management will be required to maintain and expand its relationships with insurance companies, other insurance intermediaries, regulators and other third parties. UIB cannot assure you that its current and planned personnel, systems, procedures and controls will be adequate to support its future operations. Any failure to effectively and efficiently manage its expansion could materially and adversely affect its ability to capitalize on new business opportunities, which in turn could have a material adverse effect on its results of operations.

If UIB’s contracts with provincial and municipal education administrative departments are terminated or changed, its business and operating results could be adversely affected.

          As the pioneer who established risk management standards in the Chinese education sector since 2003, UIB is currently the only insurance intermediary that provides risk management consultation or cooperation services to 26 out of 32 provincial and municipal education administrative departments as of October 31, 2008. As the established risk management consultant, UIB is one of the few insurance intermediaries able to directly access customers at schools. If events occur which harm its relationships with the provincial and municipal education administrative departments, its ability to distribute insurance products to students and schools could be materially harmed.

UIB may be unsuccessful in identifying and acquiring suitable acquisition candidates, which could adversely affect its growth.

          Currently, UIB’s business expansion is mainly through organic growth. In the future, UIB may expect a portion of its growth to come from acquisitions of high-quality independent insurance brokerage companies. There is no assurance that UIB can successfully identify suitable acquisition candidates, especially in those provinces and municipalities where UIB does not yet have a presence. Even if UIB identifies suitable candidates, UIB may not be able to complete an acquisition on terms that are commercially favorable or acceptable to UIB. In addition, UIB competes with other entities to acquire high-quality independent insurance brokerage companies. Many of its competitors may have substantially greater financial resources than UIB does and may be able to outbid UIB for these acquisition targets. If UIB is unable to acquire suitable acquisition candidates, its growth strategy will be impeded.

If UIB fails to integrate acquired companies efficiently, or if the acquired companies do not perform to its expectations, its business and results of operations may be adversely affected.

          Even if UIB succeeds in acquiring other insurance brokerage companies, its ability to integrate such acquired companies into its operations is subject to a number of factors, including retention of personnel, entry into unfamiliar markets, unanticipated problems or legal liabilities, and tax and accounting issues. The need to address these factors may divert management’s attention from other aspects of its business and affect its business operations.

          Furthermore, the acquired companies may not perform to UIB’s expectations for various reasons, including legislative or regulatory changes that affect the insurance products in which the acquired companies specialize, the loss of key clients after the acquisition, general economic conditions that impact the acquired companies in a direct way and the cultural incompatibility of an acquired company’s management team with UIB. If UIB is unable to successfully integrate acquired companies or the acquired companies fail to perform to UIB’s expectations, the business, prospects, results of operations and financial condition of UIB may be materially and adversely affected.

UIB’s future success depends on the continuing efforts of its senior management team and other key personnel, and its business may be harmed if UIB loses their services.

          UIB’s future success depends heavily upon the continuing services of the members of its senior management team and other key personnel, in particular Mr. Xiaoping Chen, UIB’s chief executive officer, and Mr. Joseph Weijian Huang, its executive vice president. In addition, because of the importance of training to its business, its team of dedicated training professionals plays a key role in UIB’s operations. If one or more of UIB’s senior executives or other key personnel, including key training personnel, are unable or unwilling to continue in their present positions, UIB may not be able to replace them easily or at all, and its business may be disrupted and its financial condition and results of operations may be materially and adversely affected. Competition for senior management and key personnel is intense, the pool of qualified candidates is very limited, and UIB may not be able to retain the services of its senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. As is customary in China, UIB does not have insurance coverage for the loss of its senior management team or other key personnel.

          In addition, if any member of UIB’s senior management team or any of its other key personnel joins a competitor or forms a competing company, UIB may lose customers, sensitive trade information and key professionals and staff members. Each of UIB’s executive officers and key employees has entered into an employment agreement with UIB which contains confidentiality and non-competition provisions. These agreements generally have an initial term of three years, and are automatically extended for successive one-year terms unless terminated earlier pursuant to the terms of the agreements. If any disputes arise between any of its senior executives or key personnel and UIB, UIB cannot assure you of the extent to which any of these agreements may be enforced.

Broker and employee misconduct is difficult to detect and deter and could harm UIB’s reputation or lead to regulatory sanctions or litigations.

          Broker or employee misconduct could result in violations of law by UIB, regulatory sanctions or litigations against UIB, or serious reputational or financial harm to UIB. Such misconduct could include:

•	engaging in misrepresentation or fraudulent activities when marketing or providing insurance brokerage services to customers;

•	hiding unauthorized or unsuccessful activities, resulting in unknown and unmanaged risks or losses; or

•	otherwise not complying with laws and regulations or UIB’s control policies or procedures

          UIB cannot always deter broker or employee misconduct, and the precautions UIB takes to prevent and detect such misconduct may not be effective in all cases. UIB cannot assure you that broker or employee misconduct will not result in a material adverse effect on its business, results of operations or financial condition.

UIB’s businesses are highly regulated, and the administration, interpretation and enforcement of the laws and regulations currently applicable to UIB involve uncertainties, which could materially and adversely affect its business and results of operations.

          UIB operates in a highly regulated industry. The CIRC has extensive authority to supervise and regulate the insurance industry in China. In exercising its authority, the CIRC is given wide discretion, and the administration, interpretation and enforcement of the laws and regulations applicable to UIB involve uncertainties that could materially and adversely affect its business and results of operations. For example, it is not clear when the CIRC will start strictly enforcing the qualification requirement for insurance brokers affiliated with professional insurance intermediaries like UIB. Although UIB has not been found to have any material violations to date, UIB cannot assure you that its operations will always be consistent with the interpretation and enforcement of the laws and regulations by the CIRC from time to time.

Further development of insurance regulations in China may impose additional costs and restrictions on UIB’s activities.

          China’s insurance regulatory regime is undergoing significant changes. Some of these changes and the further development of regulations applicable to UIB may result in additional restrictions on its activities or more intensive competition in this industry. Such development of regulations could materially and adversely affect its business and results of operations.

Any significant failure in UIB’s information technology systems could have a material adverse effect on its business and results of operations.

          UIB’s business is highly dependent on the ability of its information technology systems to timely process a large number of transactions across different markets and products at a time when transaction processes have become increasingly complex and the volume of such transactions is growing rapidly. The proper functioning of its financial control, accounting, customer database, customer service and other data processing systems, together with the communication systems between its various offices, is critical to UIB’s business and to UIB’s ability to compete effectively. UIB cannot assure you that its business activities would not be materially disrupted in the event of a partial or complete failure of any of these primary information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of its information technology systems could damage its reputation and materially and adversely affect UIB’s business and results of operations.

If UIB is unable to respond in a timely and cost-effective manner to rapid technological changes in the insurance brokerage industry, its business and results of operations may be adversely affected.

          The insurance brokerage industry is increasingly influenced by rapid technological changes, frequent new product and service introductions and evolving industry standards. For example, the insurance brokerage industry has increased use of the Internet to communicate benefits and related information to consumers and to facilitate information exchange and transactions. UIB believes that its future success will depend on its ability to continue to anticipate technological changes and to offer additional product and service opportunities that meet evolving standards on a timely and cost-effective basis. There is a risk that UIB may not successfully identify new product and service opportunities or develop and introduce these opportunities in a timely and cost-effective manner. In addition, product and service opportunities that UIB’s competitors develop or introduce may render UIB’s products and services noncompetitive. As a result, UIB cannot assure you that technological changes that may affect its industry in the future will not have a material adverse effect on its business and results of operations.

UIB face risks related to health epidemics and other outbreaks, which could result in reduced activity level of its marketing and customer service forces.

          UIB’s business could be materially and adversely affected by the outbreak of avian flu, severe acute respiratory syndrome, or SARS, or another epidemic. In recent years, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Because its business operations rely heavily on the efforts of individual professional brokers and marketing and customer service representatives, any prolonged recurrence of avian flu, SARS or other adverse public health developments in China may significantly disrupt its staffing and otherwise reduce the activity level of its marketing and customer service forces, and materially and adversely affect its business and results of operations.

Risks Relating to CGNAC and the Combined Company

Our management made certain assumptions about the future operating results of UIB that may differ significantly from its actual results, which may result in shareholder claims against CGNAC or its directors.

          Our management made certain assumptions about the future operating results for the business of UIB, including the assumption that UIB’s net income for 2008 would equal US$12,000,000, in determining that the Acquisition would have a fair market value of at least 80% of our net assets held in the trust account (net of taxes) at the time of the Acquisition, as required by our Amended and Restated Memorandum and Articles of Association. To the extent that the actual net income is significantly lower than projected, there could be adverse consequences to CGNAC. These consequences could include potential claims by shareholders seeking to have their shares repurchased at the redemption amount if the stock of CGNAC trades below its expected level based on the theory that the Acquisition was not a qualifying transaction under our Amended and Restated Memorandum and Articles of Association or other claims against our directors for violating their fiduciary duties to CGNAC in recommending a transaction that was not fair to shareholders. Although we would disagree that any such breach of the Amended and Restated Memorandum and Articles of Association or directors’ duties occurred, any such claims may not be resolved in our favor. Any such claims, even if ultimately unsuccessful, would divert financial resources and management’s time and attention from the operations of UIB.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. shareholders that exercise their redemption rights.

          We may qualify as a passive foreign investment corporation (“PFIC”). A PFIC is defined as a foreign corporation 75% of whose gross income in a taxable year (including its pro rata share of the gross income of any company in which it is considered to own, directly or indirectly, at least 25% of the shares by value) is passive income, or at least 50% of whose assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year) are held for the production of, or produce, passive income. If we are a PFIC for any taxable year during which a U.S. shareholder that exercises its redemption rights was a shareholder, and if such U.S. shareholder did not make a timely qualified electing fund (“QEF”) election for the first taxable year of its holding period for our shares, such U.S. shareholder will be subject to special rules with respect to any gain that it recognizes on the redemption of its shares. Under these special rules, the U.S. shareholder’s gain will be allocated ratably over the U.S. shareholder’s holding period for the shares; the amount allocated to the taxable year in which the U.S. shareholder recognizes the gain will be taxed as ordinary income; the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year and applicable to the U.S. shareholder; and the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such prior year. Based on the composition of our assets to date (which have largely consisted of cash and other investment assets), as well as the composition of our income to date (which has largely consisted of interest), it is likely that we qualify as a PFIC in 2006 and 2007.

We have not had operations, and UIB has not operated as a public company. Fulfilling our obligations incident to being a public company after completing the Acquisition will be expensive and time consuming.

          Each of CGNAC, as a company without operations, and UIB, as a private company, has maintained relatively small finance and accounting staffs. None of CGNAC and UIB currently has an internal audit group. Although we have maintained disclosure controls and procedures and internal control over financial reporting as required under the federal securities laws with respect to our very limited activities, we have not been required to maintain and establish these disclosure controls and procedures and internal control as will be required with respect to businesses such as UIB with substantial operations. Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, we will need to implement additional corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these obligations will require significant management time, place significant additional demands on our finance and accounting staff and on our financial, accounting and information systems, and increase our insurance, legal and financial compliance costs. We may also need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

As a foreign private issuer, we are exempt from SEC proxy rules, and the contents of this proxy statement have not been reviewed by the SEC.

          As a foreign private issuer, we are exempt from the proxy rules promulgated under the Securities Exchange Act of 1934, as amended, which prescribe the form and content of proxy statements. Because of this exemption, we are not required to file with the SEC preliminary proxy solicitation materials regarding the Acquisition. Although this proxy statement has been prepared in accordance with Cayman Islands’ law and has been filed with the SEC, it has not been reviewed by the SEC.

Provisions in our Amended and Restated Memorandum and Articles of Association regarding when we must liquidate and dissolve if no business combination has been consummated are open to interpretation. If the SEC or others do not agree with our interpretation of these provisions of our Amended and Restated Memorandum and Articles of Association we may be subject to regulatory action or shareholder claims.

          Under our Amended and Restated Memorandum and Articles of Association, in the event that we did not consummate a business combination within 18 months from the date of our IPO, which was January 29, 2007, we were required to liquidate and dissolve unless we had entered a letter of intent, an agreement in principle or a definitive agreement to complete a business combination during such 18-month period, in which case we would have an additional six months, or until January 29, 2009, to complete a business combination. On May 24, 2008, we entered a definitive Share Purchase Agreement to acquire UIB, which was then amended on October 30, 2008. Accordingly, under the terms of our Amended and Restated Memorandum and Articles of Association we had an additional six months to complete a business combination and were not required to liquidate and dissolve until January 29, 2009. If the SEC or others do not agree with our interpretation of these provisions of our Amended and Restated Memorandum and Articles of Association we may be subject to regulatory action or shareholder claims.

Following the Acquisition, the combined company may not be able to secure financing needed for future operating needs on favorable terms, or on any terms at all.

          From time to time, following the Acquisition, the combined company may seek additional financing to provide the capital required to maintain its business if cash flow from operations is insufficient to do so. We and UIB cannot predict with certainty the timing or amount of any such capital requirements. If such financing is not available on satisfactory terms, the combined company may be unable to expand its business or to develop new business at the rate desired, and its results of operations may be adversely affected. If the combined company is able to incur debt, it may be subject to certain restrictions imposed by the terms of the debt and the repayment of such debt may limit its cash flow and its ability to grow. If the combined company is unable to incur debt, it may be forced to issue additional equity, which could have a dilutive effect on its then current shareholders.

Following the Acquisition, expansion of the business of the combined company may put added pressure on the management of the combined company, which may impede its ability to meet any increased demand for its services and adversely affect its results of operations.

          Following the Acquisition, the business plan of the combined company is to significantly grow its operations to meet anticipated growth in demand for its services. Growth in its business may place a significant strain on its personnel, management, financial systems and other resources. The evolution of its business also presents numerous risks and challenges, including:

•	the continued acceptance of the services of the combined company by the insurance markets;

•	the ability of the combined company to successfully and rapidly expand brokerage services to potential customers in response to potentially increasing demand;

•	the costs associated with such growth, which are difficult to quantify, but could be significant;

•	the highly competitive nature of the insurance brokerage industry.

          If the combined company is successful in obtaining rapid market growth of its services, it will be required to provide large volume services to customers on a timely basis at a reasonable cost to those customers. Such demands would require more capital than UIB and CGNAC currently have available and the combined company may be unable to meet the needs of its customers, which could adversely affect its relationships with its customers and results of operations.

Risks Related to UIB’s Corporate Structure

If the Chinese government finds that the agreements that establish the corporate structure for operating UIB’s China business do not comply with applicable Chinese laws, UIB could be subject to severe penalties.

          Chinese law places certain restrictions on foreign investment in and ownership of insurance brokerage companies. UIB and its Chinese subsidiary, XLHY, are considered foreign persons or foreign invested enterprises required to comply with the Chinese law applicable to foreign investment in the insurance brokerage industry. Because of the restrictions, UIB does not have ownership interests in UIB Beijing that holds the licenses and permits necessary to conduct its insurance intermediary business, but conducts UIB’s operations in China principally through contractual arrangements among XLHY, UIB Beijing and its shareholders.

          UIB’s contractual arrangements with UIB Beijing and its shareholders enable UIB to:

•	exercise effective control over UIB Beijing;

•	receive a substantial portion of the economic benefits of UIB Beijing in consideration for the services provided by XLHY, UIB’s wholly-owned subsidiary in China; and

•	have an exclusive option to purchase all or part of the equity interests in UIB Beijing when and to the extent permitted by Chinese law.

          Because of these contractual arrangements, UIB Beijing and its branches are treated as UIB’s consolidated affiliated entities. If UIB’s corporate and contractual structures are found to be in violation of any existing or future Chinese law, UIB may have to modify such structures accordingly to comply with regulatory requirements. However, UIB cannot assure you that UIB can achieve this without material disruption to its business. Further, if the contractual arrangements are found to be in violation of any existing or future Chinese law, the relevant Chinese regulatory authorities, including the CIRC, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of XLHY and UIB Beijing;

•	restricting or prohibiting any related-party transactions between XLHY and UIB Beijing;

•	imposing fines or other requirements with which UIB or XLHY and UIB Beijing may not be able to comply;

•	requiring UIB or XLHY and UIB Beijing to restructure the relevant ownership structure or operations; or

•	restricting or prohibiting UIB’s use of the funds released from the Trust Account to finance UIB’s business and operations in China.

          The imposition of any of these penalties could result in a material and adverse effect on UIB’s ability to conduct its business.

UIB relies on contractual arrangements with UIB Beijing and its shareholders for UIB’s China operations, which may not be as effective in providing operational control as direct ownership.

          UIB has relied and expects to continue to rely on contractual arrangements with UIB Beijing and its shareholders to operate its business in China. For a description of these contractual arrangements, see “UIB Corporate Structure”. These contractual arrangements may not be as effective in providing UIB with control over UIB Beijing as direct ownership. UIB has no direct or indirect equity interests in UIB Beijing.

          If UIB had direct ownership of UIB Beijing, UIB would be able to exercise its rights as a shareholder to effect changes in the board of directors of UIB Beijing, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. But under the current contractual arrangements, as a legal matter, if UIB Beijing or any of their branches and shareholders fails to perform their obligations under these contractual arrangements, UIB may have to incur substantial costs and resources to enforce such arrangements and rely on legal remedies under Chinese law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of UIB Beijing were to refuse to transfer their equity interest in UIB Beijing to UIB or UIB’s designee when UIB exercises the exclusive purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward UIB, then UIB may have to take legal action to compel them to fulfill their contractual obligations.

          Many of these contractual arrangements are governed by Chinese law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with Chinese law and any disputes would be resolved in accordance with Chinese legal procedures. The legal environment in China is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the Chinese legal system could limit UIB’s ability to enforce these contractual arrangements. In the event UIB is unable to enforce these contractual arrangements, UIB may not be able to exert effective control over UIB Beijing, and its ability to conduct its business may be adversely affected.

UIB’s Equity Pledge Agreement with UIB Beijing and its shareholders may not be enforceable until they are registered with the relevant administration for industry and commerce pursuant to the Chinese Property Rights Law.

          To guarantee the performance of contract obligations of UIB Beijing and its registered shareholders, as applicable, under the contractual arrangements, UIB entered into an Equity Pledge Agreement with them under which they pledged their equity interests in UIB Beijing to UIB. According to the Property Rights Law, which became effective as of October 1, 2007, pledge rights for a pledge of equity are created at the time of the processing of the registration of the pledge by the relevant administration for industry and commerce.

          On September 1, 2008, the China State Administration for Industry and Commerce promulgated the Administrative Measures on Equity Pledge Registration which provide for the procedures and documents to be submitted in equity pledge registrations and became effective as of October 1, 2008. Recently, Beijing Administration for Industry and Commerce published detailed document requirements and has begun to accept registration applications. The shareholders of UIB Beijing, who are obligated to register the pledge under the Equity

Pledge Agreement, are preparing to file an application for pledge registration. The pledge registration has not been completed as of the date of this proxy statement.

          Failure of registration of the pledge could allow the shareholders of UIB Beijing to dishonor their pledge and re-pledge the equity interests to another person. Before completion of the pledge registration, UIB relies on these shareholders to abide by the contracts laws of China and honor their contracts with UIB. UIB cannot assure you that UIB will be able to get its equity pledge registration processed by the relevant administration for industry and commerce, and if UIB is unable to do so, the effectiveness of the pledge may be affected.

Contractual arrangements among UIB, its China subsidiary, UIB Beijing and other parties may be subject to scrutiny by the Chinese tax authorities and a finding that UIB or UIB’s PRC affiliated entity owe additional taxes could substantially reduce its consolidated net income and the value of your investment.

          Under Chinese law, arrangements and transactions among related parties may be subject to audit or challenge by the Chinese tax authorities. UIB could face material and adverse tax consequences if the Chinese tax authorities determine that the contractual arrangements among XLHY, UIB’s wholly owned subsidiary in China, and UIB Beijing does not represent an arm’s-length price and adjust UIB Beijing’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for Chinese tax purposes, of expense deductions recorded by UIB Beijing, which could in turn increase their respective tax liabilities. In addition, the Chinese tax authorities may impose late payment fees and other penalties on UIB Beijing for underpayment of taxes. UIB’s consolidated net income may be materially and adversely affected if UIB Beijing’s tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Chinese regulations on loans and direct investment by offshore holding companies to Chinese entities may delay or prevent UIB from using the funds in the Trust Account or proceeds UIB may receive from future financing to make loans to its China subsidiary and UIB Beijing or to make additional capital contributions to its China subsidiary, which could materially and adversely affect its liquidity and its ability to fund and expand its business.

          UIB is an offshore holding company conducting its operations in China through its China subsidiary and, UIB Beijing, its affiliated entity in China. In utilizing the funds in the Trust Account or proceeds UIB may receive from future financing for use by its China subsidiary and UIB Beijing as operational capital, UIB may make loans to its China subsidiary and UIB Beijing, or UIB may make additional capital contributions to its China subsidiary.

          Any loans UIB makes to its Chinese subsidiary, XLHY, which is treated as foreign-invested enterprise under Chinese law, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Under applicable Chinese law, the Chinese regulators must approve the amount of a foreign-invested enterprise’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the foreign-invested enterprise’s total investment, which represents the total of the company’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under Chinese law. If UIB was to advance some funds to its China subsidiary in the form of loans and such funds exceed the maximum amount of borrowings of the subsidiary, UIB would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time consuming and their outcomes would be uncertain. Concurrently with the loans, UIB might have to make capital contributions to the subsidiary in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if UIB makes loans to its China subsidiary that do not exceed their current maximum amount of borrowings, UIB will have to register each loan with SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by SAFE, SAFE or its local counterpart will issue a registration certificate of foreign debts within 20 days after reviewing and accepting its application. In practice, it may take longer to complete such SAFE registration process.

          Any loans UIB makes to UIB Beijing, its affiliated entity in China and a China domestic company rather than foreign-invested enterprise under Chinese law, are also subject to various Chinese regulations and approvals. Under applicable Chinese regulations, medium- and long-term international commercial loans to Chinese domestic companies are subject to approval by the National Development and Reform Commission, and short-term international commercial loans to Chinese domestic companies are subject to the balance control system administered by SAFE. Due to the above restrictions, UIB is not likely to make loans to UIB Beijing directly.

          Any capital contributions UIB makes to its China subsidiary must be approved by the Ministry of Commerce of China or its local counterparts and registered with SAFE or its local counterparts. Such applications and registrations could be time consuming and their outcomes would be uncertain.

          UIB cannot assure you that UIB will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by UIB to its China subsidiary or affiliated entity or with respect to future capital contributions by UIB to its China subsidiary. If UIB fails to complete such registrations or obtain such approvals, its ability to use such future loans or capital contributions to capitalize or otherwise fund its China operations may be negatively affected, which could adversely and materially affect its liquidity and its ability to fund and expand its business.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for UIB’s products and adversely affect its competitive position.

          UIB’s business operations will continue to be conducted in China, and almost all of its brokerage businesses will continue to be made in China. Accordingly, UIB’s business, financial condition, results of operations and prospects will be affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.

          While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on UIB.

          The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, the Chinese government still owns a substantial portion of the productive assets in China. The continued control of these assets and other aspects of the national economy by the Chinese government could adversely affect UIB’s business. The Chinese government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Any adverse change in the economic conditions or government policies in China could have a material adverse effect on overall economic growth in China, which in turn could lead to a reduction in demand for UIB’s products.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on U.S. judgments against us, the combined company, their subsidiaries and affiliates, officers, directors and shareholders, and others.

          After consummation of the Acquisition, substantially all of the combined company’s assets will be located outside of the U.S. Most of our current directors and executive officers reside outside of the U.S. As a result, it may not be possible for investors in the U.S. to effect service of process within the U.S. or elsewhere outside China on the combined company, its subsidiaries, officers, directors and shareholders, and others, including with respect to matters arising under U.S. federal or state securities laws. China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the U.S. and many other countries. As a result, recognition and enforcement in China of these judgments in relation to any matter, including U.S. securities laws and the laws of the Cayman Islands, may be difficult or impossible. Furthermore, an original action may be brought in China against the combined company’s assets, its subsidiaries, officers, directors, shareholders and advisors only if the actions are not required to be arbitrated by Chinese law and the facts alleged in the complaint give rise to a cause of action under Chinese law and the actions satisfy certain prerequisite conditions prescribed by Chinese law. In connection with such an original action, a Chinese court may award civil liabilities, including monetary damages.

Future changes in laws, regulations or enforcement policies in China could adversely affect UIB’s business.

          Laws, regulations or enforcement policies in China are evolving and subject to future changes. Future changes in laws, regulations or administrative interpretations, or stricter enforcement policies by the Chinese government, could impose more stringent requirements on UIB, including fines or other penalties. Changes in applicable laws and regulations may also affect UIB’s operating costs. Compliance with these requirements could impose substantial additional costs or otherwise adversely affect UIB’s future growth. These changes may relax some requirements, which could be beneficial to UIB’s competitors or could lower market entry barriers and increase competition. In addition, any litigation or governmental investigation or enforcement proceedings in China may be protracted and result in substantial costs and diversion of resources and management attention.

Uncertainties with respect to the Chinese legal system could have a material adverse effect on UIB.

          The Chinese legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value in China. Since 1979, Chinese legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. Following the completion of the Acquisition, UIB may conduct all of its business through the entities which are established in China. As a result, UIB will become subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. However, since the Chinese legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to UIB. For example, UIB may have to resort to administrative and court proceedings to enforce the legal protection that UIB enjoys either by law or contract. However, since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection UIB enjoys than in more developed legal systems. These uncertainties may impede UIB’s ability to enforce the contracts UIB has entered into. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the U.S. or other countries. Accordingly, we cannot predict the effect of future developments in the Chinese legal system, particularly with regard to the Chinese insurance brokerage industry, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of these laws, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to UIB, us and the investors. In addition, any litigation in China may be protracted and result in substantial costs and diversion of UIB’s resources and management attention.

The Chinese government exerts substantial influence over the manner in which UIB will conduct its business activities.

          The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation, state ownership or otherwise. UIB’s ability to operate in China may be harmed by changes in its laws, regulations and policies of the Chinese government. Management believes that its operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on UIB’s part to ensure its compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support economic and other reforms or regional or local variations in the implementation of economic and other policies, could have a significant effect on economic and social conditions in China or particular regions thereof, and could have an adverse effect on the manner in which UIB can do its business.

UIB’s failure to obtain the approval of the China Securities Regulatory Commission, or the CSRC, for the quotation of its securities on the OTC (and possible listing on the Nasdaq Global Market) could have a material adverse effect on its business, results of operations, reputation and trading price of its securities.

          On August 8, 2006, six Chinese regulatory agencies, including the CSRC, promulgated a regulation governing merger and acquisition of Chinese domestic enterprises by foreign investors, which became effective on September 8, 2006 (“M&A Regulation”). The M&A Regulation includes provisions that purport to require that an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by Chinese companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

          UIB believes that there is no definitive requirement that the quotation, listing and trading of its securities shall be subject to the CSRC approval because (1) there is no specific provision under any Chinese regulation requiring the Acquisition to be filed with and approved by the CSRC; and (2) UIB established its China subsidiary, XLHY, by means of direct investment other than by merger or acquisition of a Chinese domestic company, and doese not have ownership interests in its Chinese affiliate entity, UIB Beijing, such corporate structure does not fall within any specific provision of the M&A Regulation. However, there is a risk that the CSRC or another Chinese regulatory agency may in the future determine that the CSRC approval was required, in which circumstance UIB may need to apply for a remedial approval from the CSRC and may be subject to certain administrative punishments or other sanctions from these regulatory agencies. These regulatory agencies may impose fines and penalties on UIB’s operations in China, limit its operating privileges in China, delay or restrict the repatriation of funds into China, or take other actions that could have a material adverse effect on its business, financial condition, results of operations, reputation and prospects, as well as the trading price of its securities.

          Also, if the CSRC later requires that UIB obtains the CSRC approval, UIB may be unable to obtain a waiver of such approval, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding these CSRC approval requirements could have a material adverse effect on the trading prices of its securities.

The M&A Regulation establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.

          The M&A Regulation established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance when a foreign investor acquires equity or assets of a Chinese domestic enterprise. Complying with the requirements of the M&A Regulation to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

If China imposes restrictions to reduce inflation, future economic growth in China could be curtailed which could adversely affect the business and results of operations of UIB.

          While the economy of China has experienced rapid growth, this growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the supply of money and rising inflation. In order to control inflation in the past, the Chinese government may impose controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. If similar restrictions are imposed, it may lead to a slowing of economic growth and decrease the interest in UIB’s insurance products leading to a decline in its profitability.

We may have difficulty establishing adequate management, legal and financial controls in the PRC.

          China historically has been deficient in international style management and financial reporting concepts and practices, as well as in modern banking, computer and other control systems. We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in China. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet the required U.S. regulatory and financial reporting standards.

Fluctuation in the value of the Renminbi may reduce our profitability.

          The change in value of the Renminbi against U.S. dollars, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its policy of pegging the Renminbi to U.S. dollars. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in approximately 17.5% appreciation of Renminbi against U.S. dollar as of August 31, 2008. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the Chinese government to adopt an even more flexible currency policy, which could result in a further and more significant fluctuation of the Renminbi against U.S. dollars. Any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition. For example, after the Acquisition, to the extent that we need to convert U.S. dollars we receive into Renminbi for our operations, appreciation of the Renminbi against U.S. dollars would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or for other business purposes, appreciation of U.S. dollars against the Renminbi would reduce the U.S. dollar amount available to us.

Exchange controls that exist in China may limit our ability to use UIB’s cash flows effectively.

          Most of UIB’s revenues and expenses are denominated in Renminbi. We may need to convert a portion of UIB’s revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends, if any, in respect of our shares. Under China’s existing foreign exchange regulations, UIB is able to purchase foreign exchange for settlement of current account transactions, including payment of dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the Chinese government will not take further measures in the future to restrict access to foreign currencies for current account transactions. Any future restrictions on currency exchanges may limit our ability to use cash flows for the distribution of dividends to our shareholders or to fund operations we may have outside of China.

          Foreign exchange transactions by UIB under capital accounts continue to be subject to significant foreign exchange controls and require the approval of or registration with the Chinese governmental authorities, including SAFE. In particular, if UIB borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance UIB by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the Ministry of Commerce or its local counterparts. These limitations could affect the ability of UIB to obtain additional foreign exchange through debt or equity financing.

Changes in foreign exchange regulations in China may affect UIB’s ability to pay dividends in foreign currency or conduct other foreign exchange business.

          Renminbi is not a freely convertible currency currently, and the restrictions on currency exchanges may limit our ability to use revenues generated in Renminbi to fund our business activities outside China or to make dividends or other payments in U.S. dollars. In China, the State Administration for Foreign Exchange, or the SAFE, regulates the conversion of Renminbi into foreign currencies. Over the years, foreign exchange regulations in China have significantly reduced the government’s control over routine foreign exchange transactions under current accounts (e.g., remittance of foreign currencies for payment of dividends, etc.). But conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE. Under China’s existing foreign exchange regulations, UIB’s Chinese subsidiary, XLHY, is able to pay dividends in foreign currencies, without prior approval from the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the Chinese government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Chinese laws relating to the establishment of offshore special purpose companies by Chinese residents may subject UIB’s Chinese resident shareholders to personal liability and limit UIB’s ability to inject capital into its Chinese subsidiary, limit its Chinese subsidiary’s ability to distribute profits to UIB, or otherwise materially and adversely affect UIB.

          The SAFE has promulgated several regulations, including Circular No. 75 issued in November 2005 and implementation rules issued in May 2007, requiring registrations with, and approvals from, the Chinese government authorities in connection with direct or indirect offshore investment activities by Chinese residents. These regulations apply to UIB’s shareholders and beneficial owners who are Chinese residents.

          The SAFE regulations require registration of direct or indirect investments made by Chinese residents in offshore companies. In the event that a Chinese shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the Chinese subsidiaries of that offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the Chinese subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under Chinese law for foreign exchange evasion.

          UIB has requested its current beneficial owners who are Chinese residents to make the necessary applications and filings as required under these regulations and under any implementing rules or approval practices that may be established under these regulations. However, as a result of the relatively recent enactment of the regulations and implementing rules and uncertainty concerning the reconciliation of these new regulations with other approval requirements, it remains unclear how these regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. There is a risk that not all of UIB’s shareholders and beneficial owners who are Chinese residents will comply with UIB’s request to make or obtain any applicable registration or approvals required by these regulations or other related legislation. The failure or inability of UIB’s Chinese resident shareholders and beneficial owners to receive any required approvals or make any required registrations may subject UIB to fines and legal sanctions, restrict its overseas or cross-border investment activities, limit its Chinese subsidiary’s ability to make distributions or pay dividends or affect its ownership structure, as a result of which its acquisition strategy and business operations and its ability to distribute profits to you could be materially and adversely affected.

Risks Relating to Our Securities

If we do not pay dividends on our shares, our shareholders will only benefit from an investment in our shares if such shares appreciate in value.

          Our board of directors may make any determination to pay dividends in the future, depending upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, realization of a gain on shareholders’ investments will depend on the appreciation of the price of our shares. There is no guarantee that our shares will appreciate in value or even maintain the price at which shareholders purchased their shares.

Shares to be potentially issued may have an adverse effect on the market price of our shares.

          As of November 5, 2008, there were 6,115,000 shares outstanding of which our public shareholders held approximately 4,990,000. In addition, in connection with our IPO, we issued warrants to purchase 4,990,000 shares. Our directors and executive officers and/or certain of their affiliates also hold warrants to purchase 900,000 shares at US$6.00 per share. We also issued an option to purchase up to a total of 315,000 units to the underwriters which, if exercised, will result in the issuance of an additional up to 315,000 warrants and an additional up to 315,000 shares. In addition, under the Share Purchase Agreement, assuming all the after-tax profit targets set forth therein are met, we will need to issue up to a total of 23,365,001 ordinary shares to the shareholders of UIB. In addition, following the consummation of the Acquisition, the board of directors of the combined company may adopt a stock incentive plan or similar compensation plan that provides for the issuance of stock options, restricted stock or other awards to the employees, directors and consultants of the combined company and its subsidiaries. The sale, or even the possibility of sale, of the shares could have an adverse effect on the market price for our securities or on our ability to obtain future public financing. Upon the issuance of the additional shares, you may experience dilution to your holdings.

Our securities are quoted on the OTC, which may limit the liquidity and price of our securities more than if our securities were listed on the Nasdaq Global Market or the New York Stock Exchange.

          Our ordinary shares, warrants and units are quoted on the OTC. We believe that the quotation of our securities on the OTC will limit the liquidity and price of our securities more than if our securities were listed on the Nasdaq Global Market or the New York Stock Exchange. Although we intend to apply to list our securities on the Nasdaq Global Market, we cannot assure you that we will satisfy the applicable listing requirements.

There may not be an active, liquid trading market for our ordinary shares, and the trading price for our ordinary shares may fluctuate significantly.

          Our ordinary shares are currently traded on the OTC. While we intend to file an application for listing on the Nasdaq Global Market, our listing application may not be accepted. If we do not succeed in securing a listing on the Nasdaq Global Market, it could limit the ability to trade our ordinary shares.

          Compliance with all of the applicable provisions of the Sarbanes-Oxley Act will likely be a further condition of continued listing or trading. There is no assurance that if we are granted a listing on the Nasdaq Global Market we will always meet the Nasdaq Global Market listing requirements, or that there will be an active, liquid trading market for our ordinary shares in the future. Failure to meet the Nasdaq Global Market listing requirements could result in the delisting of our ordinary shares from the Nasdaq Global Market, which may adversely affect the liquidity of our shares, the price that can be obtained for them, or both.

Risks Relating to the Acquisition

If public shareholders holding more than 997,501 shares (19.99% of the shares issued in our IPO) vote against the Acquisition Proposal, we would likely be forced to liquidate.

          Under the terms of our Amended and Restated Memorandum and Articles of Association, public shareholders have the right to vote against the Acquisition Proposal and to elect to redeem their shares into cash. If public shareholders holding 20% or more of shares issued in our IPO vote against the Acquisition Proposal and opt to redeem their shares into cash, it is likely that we would not have sufficient time to arrange for an alternate business combination that would comply with the requirements set forth in our Amended and Restated Memorandum and Articles of Association, in which case we would be forced to liquidate. In any liquidation, the net proceeds of our IPO held in the Trust Account, inclusive of all the accrued interest not previously released to us, plus any remaining net assets, will be distributed pro rata to the holders of our shares issued in our IPO, subject to potential claims of creditors. If we are forced to liquidate our assets, each share issued in our IPO would be entitled to receive approximately US$8.04 as of September 30, 2008, including all the accrued interest not previously released to us as of that date, assuming the entire amount of the Trust Account is available for distribution to our public shareholders.

          Our Amended and Restated Memorandum and Articles of Association provides that we cannot complete the Acquisition if the holders of 20% or more of our public shareholders vote against the Acquisition and demand redemption of their shares into a pro rata portion of the Trust Account. Shares that are purchased in the Acquisition will not be counted towards whether the holders of more than 19.99% of the shares issued in our IPO have voted against the transaction and demanded that we redeem their shares for their pro rata share of the Trust Account.

If the Acquisition’s benefits do not meet the expectations of financial or industry analysts, the market price of our securities may decline.

          The market price of our securities may decline as a result of the Acquisition if, among others:

•	we do not achieve the perceived benefits of the Acquisition as rapidly as, or to the extent that, any financial or industry analysts may anticipate; or

•	the effect of the Acquisition on our financial results is not consistent with the expectations of financial or industry analysts.

Our existing directors and executive officers and our initial shareholders have interests in the Acquisition that are different from yours.

          In considering the recommendation of our existing directors to vote to approve the Acquisition Proposal and related matters, you should be aware that they and our other initial shareholders have agreements or arrangements that provide them with interests in the Acquisition that differ from, or are in addition to, those of our public shareholders generally. For example, our initial shareholders, including our current directors and officers, are not entitled to participate in the distribution upon liquidation of the Trust Account. As a result, if the Acquisition Proposal is not approved, the shares that they hold will in all probability be worthless. In addition, Xuesong Song is expected to serve as a director of the combined company. The personal and financial interests of our directors and current officers may have influenced their motivation in identifying and selecting a target business and completing a business combination.

FORWARD-LOOKING STATEMENTS

          We believe that some of the information in this proxy statement constitutes forward-looking statements. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intend,” “plan” and “continue” or similar words. You should read forward-looking statements carefully because they discuss future expectations; contain projections of future results of operations or financial condition; or state other “forward-looking” information.

          Forward-looking statements include, but are not limited to statements relating UIB’s and our future business and financial performance and competitive position, the growth of the industry in China, the benefits UIB and we may receive as a result of the Acquisition, and other material future developments that you may take into consideration in determining how to vote your shares.

          We believe it is important to communicate our expectations to our shareholders. However, there may be events in the future that we are not able to accurately predict or over which we have no control. The risk factors and cautionary language discussed in this proxy statement provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations we described in our forward-looking statements, including among other things: the number of our shareholders voting against the Acquisition Proposal; our inability to integrate the operations or management teams of UIB; competition in the industry in which UIB does business; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which UIB is engaged; and general economic conditions.

          You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement.

          All forward-looking statements included in this proxy statement attributable to us or any person acting on either party’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent that applicable laws and regulations require, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events.

          Before you grant your proxy or instruct how your vote should be cast or vote on the proposals described in this proxy statement, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement could have a material adverse effect on us.

THE CGNAC EXTRAORDINARY GENERAL MEETING

          CGNAC is furnishing this proxy statement to its shareholders as part of the solicitation of proxies by its board of directors for use at the extraordinary general meeting in connection with the proposed Acquisition.

          Date, Time and Place. We will hold the meeting at 10 a.m., New York time, on Wednesday, December 17, 2008, at the offices of DLA Piper LLP (US), 1251 Avenue of the Americas, New York, New York, U.S.A. to vote on the proposals.

          Purpose. At the meeting, holders of our ordinary shares will be asked to approve the Acquisition Proposal, the Capital Increase Proposal, the Name Change Proposal and the Adjournment Proposal as described elsewhere in this proxy statement. Under Cayman Islands law and our Amended and Restated Memorandum and Articles of Association, no other business may be transacted at the meeting.

          We will only proceed with the consummation of the Acquisition after its shareholders approve the Acquisition Proposal and the Capital Increase Proposal. The Capital Increase Proposal will not be presented to our shareholders for a vote at the meeting unless our shareholders approve the Acquisition Proposal, and the Name Change Proposal will not be presented to our shareholders for a vote at the meeting unless our shareholders approve each of the Acquisition Proposal and the Capital Increase Proposal. If approved, the Capital Increase Proposal and the Name Change Proposal will be effectuated upon the consummation of the Acquisition. If the Acquistion is consummated and our shareholders fail to approve the Name Change Proposal, the board of directors of the suriving company may re-present such proposal to the shareholders for a vote at a future general meeting of shareholders following the Acquisition.

          Our board of directors has determined that each of the proposals is fair to and in the best interests of CGNAC and its shareholders, has approved and declared each of them advisable, and recommends that our shareholders vote “FOR” each of the proposals. Our board of directors also expects that the fair market value of UIB will be at least 80% of our net assets held in the trust account (net of taxes), which is necessary to satisfy the provisions of our Amended and Restated Memorandum and Articles of Association enabling it to consummate the Acquisition.

          Because of the business combination provisions of CGNAC’s Amended and Restated Articles of Association, if we do not consummate the Acquisition or another business combination by January 29, 2009, we will liquidate and dissolve and, as part of this process, distribute the net assets of the company to our public shareholders.

          Record Date; Who Is Entitled to Vote. The “record date” for the meeting is November 18, 2008. Record holders of our ordinary shares at the close of business on the record date are entitled to vote or have their votes cast at the meeting. As of November 5, 2008, there were 6,115,000 outstanding shares of CGNAC of which our public shareholders acquired approximately 4,990,000 at or after our IPO. Each share is entitled to one vote per proposal at the meeting. CGNAC’s warrants do not have voting rights with respect to the meeting.

          Vote Required. The approval by ordinary resolution of the Acquisition Proposal requires the affirmative vote of the holders of a majority of our shares voted on the Acquisition Proposal. All of our pre-IPO initial shareholders, including all of our current directors and executive officers, who collectively purchased an aggregate of 1,125,000 shares prior to our IPO, have agreed to vote the shares that they owned immediately before our IPO in the same manner as a majority of the shares voted by our public shareholders with respect to the Acquisition Proposal. In addition, if our public shareholders holding more than 997,501 shares (19.99% of the total shares issued in our IPO) vote against the Acquisition and demand that we redeem their shares into cash (as described below), the Acquisition will not be consummated.

          The approval by ordinary resolution of the Capital Increase Proposal requires the affirmative vote of the holders of a majority of our shares voted on such proposal, and the approval by special resolution of the Name Change Proposal requires the affirmative vote of the holders of at least two-thirds of our shares voted on such proposal. The approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of our shares voted on such proposal. In connection with the vote required for the Capital Increase Proposal, the Name

Change Proposal and the Adjournment Proposal, our initial shareholders, including our directors and executive officers, are not required to vote in the same manner of the shares voted by our public shareholders on such proposals.

          An abstention or failure to vote with respect to any of the proposals will not have the same effect as a vote against such proposals. Each share that you own in your name entitles you to one vote per proposal. Your proxy card shows the number of shares you own.

          There are four ways to vote your shares at the meeting:

          By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose names are listed on the proxy card, will vote your shares as you instruct on the card. If you sign and return the proxy card, but do not give instructions on how to vote your shares, your shares will be voted as recommended by our board of directors “FOR” approval of each of the Proposals.

          Vote by Phone: call toll-free (in the United States), on a touch-tone phone, the 800 number printed on the instructions accompanying your proxy card, which is available 24 hours a day. Have your proxy card in hand when you call, then follow the recorded instructions. Your vote must be received by 11:59 p.m., New York local time, on December 16, 2008 to be counted.

          Vote by Internet: visit the Internet website printed on the instructions accompanying your proxy card. Have your proxy card in hand when you access the website and follow the instructions to create an electronic voting instruction form. Your vote must be received by 11:59 p.m., New York time, on 11:59 p.m, New York local time, on December 16,, 2008 to be counted.

          You can attend the meeting and vote in person. We will give you a ballot when you arrive. If your shares are held in the name of your broker, bank or another nominee, however, you must obtain a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

          Redemption Rights. According to our Amended and Restated Memorandum and Articles of Association, a holder of shares issued in our IPO may, if the shareholder votes against the Acquisition Proposal, demand that we redeem those shares into cash. This demand must be made on the proxy card at the same time that the shareholder votes against the Acquisition Proposal. If properly demanded, we will redeem each share as to which that demand has been made into cash, at the redemption price equal to the amount in the Trust Account, inclusive of US$0.16 per share being held in the Trust Account attributable to the underwriters’ discount and any earned interest not distributed to us through the record date (calculated as of two business days prior to the consummation of the Acquisition), divided by the number of shares issued in our IPO. If you exercise your redemption rights, then you will be exchanging the shares you hold for cash and will no longer own these shares. Based on the amount of cash held in the Trust Account as of September 30, 2008, including interest accrued as of that date, you will be entitled to redeem each share that you hold into approximately US$8.04. You will only be entitled to receive cash for these shares if you continue to hold these shares through the closing date of the Acquisition and tender your share certificate to us by December 19, 2008. If you intend to redeem your shares, you should contact your broker or custodian to request a share certificate as soon as possible. If the Acquisition is not completed, then these shares will not be redeemed into cash.

          The Acquisition will not be completed if our public shareholders holding more than 997,501 shares issued in our IPO, an amount equal to 19.99% of those shares, exercise their redemption rights. Do not send your share certificate(s) with your proxy. You will only be entitled to receive cash for your share if you continue to hold your shares through the closing date of the Acquisition and tender your share certificate to us by December 19, 2008. If you intend to redeem your shares, you should contact your broker or custodian to request a share certificate as soon as possible.

          Questions About Voting. If you have any questions about the Acquisition or if you are a CGNAC shareholder and need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact DF King & Co., Inc., the proxy solicitation agent for CGNAC, toll free at (800) 735-3591 or collect at (212) 269-5550. If your shares of CGNAC are held in a stock brokerage account or by a bank or other nominee, you should call your broker or other nominee for additional information.

          Revoking Your Proxy and Changing Your Vote. If you give a proxy, you may revoke it or change your voting instructions at any time before it is exercised by sending a later-dated, signed proxy card to DF King & Co., Inc., the proxy solicitation agent for CGNAC prior to the date of the meeting, or you may attend the meeting in person and vote. You also may revoke your proxy by sending a notice of revocation to DF King & Co., Inc., the proxy solicitation agent for CGNAC.

          If your shares are held in “street name,” consult your broker for instructions on how to revoke your proxy or change your vote.

          Broker Non-Votes. If your broker holds your shares in its name and you do not give the broker voting instructions, the rules of the Financial Industry Regulatory Authority (“FINRA”) prohibit your broker from voting your shares on the Acquisition Proposal and the other proposals. This is known as a “broker non-vote.” Abstentions or broker non-votes with respect to any of the proposals will not have the same effect as a vote “against” such proposal.

          Solicitation Costs. CGNAC is soliciting proxies on behalf of the CGNAC board of directors. This solicitation is being made by mail but also may be made in person or by telephone or other electronic means. CGNAC and its directors, officers, employees and consultants may also solicit proxies in person or by mail, telephone or other electronic means. These persons will not be paid for engaging in these activities.

          CGNAC has hired DF King & Co, Inc. as its proxy solicitation agent. CGNAC expects to pay up to a $15,000 customary fee to DF King & Co., Inc., the proxy solicitation agent for CGNAC, and certain out-of-pocket expenses incurred by it in connection with the proxy solicitation.

          CGNAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. CGNAC will reimburse them for their reasonable expenses.

          Stock Ownership. Information concerning the holdings of certain CGNAC shareholders is set forth above in the “Summary” section and below under “Beneficial Ownership of Securities.”

PROPOSAL 1:

THE APPROVAL OF (I) THE SHARE PURCHASE AGREEMENT, DATED AS OF MAY 24, 2008 AND
AS AMENDED AS OF OCTOBER 30, 2008, AND (II) THE TRANSACTIONS CONTEMPLATED
THEREBY (“ACQUISITION PROPOSAL”)

Background to the Acquisition

          The terms of the Share Purchase Agreement are the result of arms’ length negotiations between our representatives and representatives of UIB and its shareholders. The following is a brief discussion of the background of CGNAC’s efforts to identify potential candidates for a business combination, the selection of UIB, and the negotiations of the Acquisition and related transactions.

The Candidate Identification Process

          CGNAC was incorporated on May 3, 2006 to serve as a vehicle to accomplish a business combination with an operating business that has its primary operating facilities located in China in any city or province north of the Yangtze River, including but not limited to the Anhui, Qinghai and Sichuan provinces.

          CGNAC completed its IPO on January 29, 2007, in which it raised net proceeds of approximately $38 million. Of these net proceeds, approximately $37 million were placed in a trust account immediately following the IPO and, in accordance with our Amended and Restated Memorandum and Articles of Association, will be released either upon the consummation of a business combination or upon the liquidation of CGNAC. CGNAC must liquidate unless (i) it has consummated a business combination by January 29, 2009; or (ii) if a letter of intent, agreement in principle or a definitive agreement to complete a business combination was executed but the transaction was not consummated prior to July 29, 2008, then it is not required to liquidate unless the business combination contemplated by such letter of intent, agreement in principle or definitive agreement is not consummated by January 29, 2009.

          In February 2007, promptly after our IPO, we actively started to identify and locate target businesses for a business combination.

          During the period from February 2007 through November 2007, CGNAC evaluated at different levels more than thirty companies as potential candidates for a business combination. On an ongoing basis, we reviewed data collected on various potential candidates and met with representatives of certain such candidates. During this period, we entered into certain non-binding letters of intent with potential candidates, including an electronic commerce company, an educational service company and a real estate brokerage chain. However, prior to UIB, none of these evaluations led to a firm offer by us to pursue a business combination.

          On November 28, 2007, Xuesong Song, our Chairman, and Michael W. Zhang, our Chief Financial Officer, first met with Zhiming Fan, a shareholder of UIB, through a mutual friend.

          On December 10, 2007, with the introduction by Mr. Fan, Messrs. Song and Zhang met with UIB’s chairman and chief executive officer, Mr. Xiaoping Chen, for a preliminary discussion about a potential business combination.

          On December 18, 2007, the first formal meeting to discuss a potential combination between CGNAC and UIB was held in Beijing, China. At the meeting, CGNAC management and UIB shareholders and management exchanged information about CGNAC and UIB. For the next few weeks, the parties remained in close communications and held a number of meetings at UIB headquarters in Beijing. CGNAC officers and members of Chum Capital Group (“Chum”), a direct investment and advisory firm, conducted preliminary due diligence on UIB with regard to its business model, operations and financial performance, and competitive landscape of its underlying industry by meeting with a number of UIB management members. In the meantime, CGNAC continued to evaluate other potential candidates for a business combination.

          On January 7, 2008, CGNAC provided to the board of directors of UIB a non-binding Memorandum of Understanding (“MOU”) regarding a potential business combination. During the period from January 8, 2008 to January 22, 2008, the parties discussed the proposed MOU in Beijing, China. Messrs. Song, Zhang and Chen, among others, participated in such discussions.

          On January 29, 2008, the parties met again in the office of Chum and signed an MOU, which sets forth the preliminary terms and conditions under which we might acquire the equity interests of UIB, including, among other things:

•	the reorganization of UIB;

•	the consideration to be paid for the equity interests of UIB, including certain earn-out payments depending on UIB’s performance in 2008 through 2011; and

•	the composition of the board of directors of the combined company.

          During the period between January 29, 2008 and May 20, 2008, CGNAC and UIB exchanged emails about various points in the share purchase agreement and related documents and continued to modify them and exchanged drafts of documents. The parties continued to conduct due diligence and negotiate the agreements. During this period, CGNAC continued its study on UIB’s business model and operations. Furthermore, Greatace Consultants Limited, an independent consulting firm hired by CGNAC to assist in screening and studying candidates for a business combination, conducted due diligence on UIB including an industry analysis, a description of UIB’s existing business model and business operations, and financial performances in order to enable our board of directors to ascertain the reasonableness of the consideration to be paid.

          On May 24, 2008, the parties, including Messrs. Song, Zhang and Chen, and certain UIB shareholders and members of Chum, met at the office of Chum, and executed a definitive share purchase agreement, subject to the various closing conditions, including the satisfactory completion of an U.S. GAAP audit.

          On May 28, 2008, CGNAC made a public announcement regarding the Acquisition by filing a report on Form 6-K with the SEC.

          Since May 28, 2008, CGNAC officers, members of Chum and shareholders and management of UIB met regularly in Beijing, China. CGNAC reviewed with UIB the obligations of being a reporting company, including compliance with the reporting requirements of the U.S. federal securities laws, accounting procedures and Sarbanes-Oxley Act requirements, press release disclosure and timing, shareholder communications, website disclosure, financial public relations, Nasdaq compliance and transfer agent requirements. CGNAC also reviewed with UIB the resources required to begin identifying opportunities for sectors other than education in China.

          The parties to the share purchase agreement had expected to complete the Acquisition by end of August 2008, which did not occur due, in part, to the delay in completion of the audits of UIB under U.S. GAAP. As a result, UIB was unable to access the funds of CGNAC in a timely manner as it had hoped. In light of that and the developments in UIB and the general market, the parties amended the May 24, 2008 share purchase agreement on October 30, 2008, such that the purchase price provisions and related arrangements can better serve the mutual interests of the parties and reflect the developments in the broader market.

The Greatace Due Diligence Report

          Greatace Consultants Limited, or Greatace, an independent consulting firm hired by CGNAC to assist in screening and studying candidates for a business combination, conducted a due diligence review of UIB in order to assist our board of directors to evaluate the Acquisition. Greatace delivered its due diligence report to our board of directors on May 15, 2008. The due diligence report covered the following topics relating to UIB and its business:

•	Corporate History and Development

•	Corporate Structure

•	Core Business

•	Industry

•	Financial Performance

•	Legal Proceedings and Tax

          Among other things, the due diligence report included an assessment of the UIB management’s projections and forecasts for future growth and an assessment of UIB’s current and planned products in terms of their market position. Our board of directors considered the due diligence report in order to evaluate the Acquisition and the reasonableness of the consideration to be paid for the Acquisition in particular.

Board Consideration and Approval of the Acquisition

          While no single factor determined the final agreed upon consideration for the Acquisition, CGNAC’s board of directors, among other things, reviewed various industry and financial data, including certain valuation analyses and metrics compiled by CGNAC, and reviewed the Greatace due diligence report and the fairness opinion (to be described below) of Bohai Securities Co., Ltd., in order to determine that the consideration to be paid to the UIB shareholders was reasonable and that the Acquisition was in the best interests of CGNAC’s shareholders.

Interest of CGNAC Directors and Officers in the Acquisition

          In considering the recommendation of the board of directors of CGNAC to vote for the Acquisition Proposal and the other proposals, you should be aware that certain members of our board of directors and management have agreements or arrangements that provide them with interests in the Acquisition that are different from, or are in addition to, those of CGNAC shareholders generally. These interests include the following in particular:

•

If the Acquisition Proposal is not approved and CGNAC fails to consummate an alternative transaction within the time allotted pursuant to our Amended and Restated Memorandum and Articles of Association, CGNAC would be required to liquidate. In such event, the ordinary shares held by CGNAC’s directors and officers prior to our IPO would be worthless, because they are not entitled to receive any of the liquidation proceeds with respect to the ordinary shares held them prior to our IPO, and any warrants they hold will expire worthless.

•

As of November 5, 2008, CGNAC’s directors and executive officers and owned a total 1,125,000 ordinary shares (50% of the 1,125,000 shares of CGNAC held by them, that is 562,500 shares, shall be held in an escrow account upon the consummation of the Acquisition). Such shares held in the escrow account will be released to the current directors of CGNAC only if the surviving company achieves or exceeds after-tax profits of US$26 million for the fiscal year ending December 31, 2009, failing which such shares will be forfeited) of CGNAC that had a market value of US$8,392,500 based on CGNAC’s share price of US$7.46 as of that date. However, as CGNAC’s directors and executive officers are contractually prohibited from selling these shares prior to January 29, 2009 (during which time the value of the shares may increase or decrease), it is impossible to determine what the financial impact of the Acquisition will be on CGNAC’s directors and executive officers;

•

As of November 5, 2008, CGNAC’s executives and directors owned a total 900,000 warrants of CGNAC that had a market value of US$63,000 based on CGNAC’s warrant price of US$0.07 as of that date. However, as CGNAC’s directors and executives are contractually prohibited from selling their warrants prior to the completion of the Acquisition or an alternative business combination (during which time the value of the warrants may increase or decrease), it is impossible to determine what the financial impact from the Acquisition will be on CGNAC’s directors and executives; and

•

Following the consummation of the Acquisition, we anticipate that Mr. Song will serve as a member of the board of directors of the combined company, and the other members of our board of directors and management may also in the future be appointed by the combined company to serve as its directors and/or officers and be compensated in such manner and amounts as its board of directors may determine to be appropriate.

CGNAC’s Reasons for the Acquisition and Recommendation of the CGNAC Board

          The CGNAC board of directors concluded that the Acquisition is in the best interests of CGNAC’s shareholders. The CGNAC board of directors obtained an independent fairness opinion provided by Bohai Securities Co., Ltd., which is discussed below under the heading “Opinion of Bohai Securities Co., Ltd to the CGNAC Board of Directors.”

          The CGNAC board of directors considered a wide variety of factors in connection with its evaluation of the Acquisition. In light of the complexity of those factors, the CGNAC board of directors did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its decision. In addition, individual members of the CGNAC board may have given different weight to different factors.

          In considering the Acquisition, the CGNAC board of directors gave considerable weight to the factors discussed below.

UIB’s Record of Growth and Expansion and High Potential for Future Growth

          Important criteria to the CGNAC board of directors in identifying an acquisition target are that the acquisition target has established business operations, that it is generating current revenues, and that it has what CGNAC believes to be a potential to experience growth in the future. The CGNAC board of directors believes that UIB has in place the strong market leadership, a large and growing customer base, a wide distribution network and brand name recognition. UIB commenced business operations in Beijing, China, in March 2001 and it has experienced an organic compound annual growth rate of over 50% from 2005 through 2007. The fiscal year 2007 revenues were approximately $17.1 million.

          Although revenue projections are inherently uncertain, the CGNAC board of directors believed, and continues to believe, the projections for UIB’s business are reliable, based in part on the independent fairness opinion, the independent due diligence report, and CGNAC’s extensive due diligence.

          This record of significant growth helped to convince the CGNAC board of directors that a business combination with UIB would be in the best interests of CGNAC’s shareholders.

          The CGNAC board of directors believes that UIB has the ability to continue growth because:

•	As the 3rd largest insurance industry in Asia and the 9th largest in the world by premium volume, together with low insurance density and penetration, China provides UIB significant growth potential;

•	Recent government mandates stimulate the demand for UIB’s School Liability Insurance product;

•	UIB has been well recognized as the leading provider of risk management services in the Chinese education sector;

•	UIB holds approximately 90% share of insurance brokerage services in the Chinese education sector, and is able to directly access customers on school grounds;

•

UIB has established a broad distribution network with 32 provincial and municipal branches and 41 sub-branches covering more than 1,400 counties. Within this valuable distribution network, UIB’s potential customers include approximately 110 million students, approximately 233,000 educational institutions and approximately 4.5 million faculty and staff members;

•	Leveraging its established distribution network, UIB can continuously introduce and distribute new insurance products;

•	With a strong capability to offer an expanding, dynamic product and service mix, UIB works closely with most of the largest insurance companies in China to develop and offer a variety of products.

          In connection with its review of UIB’s historical financial statements, business model and unique strengths, the CGNAC board of directors believes that UIB’s insurance products will continue to be attractive to its clients.

The Experience of UIB’s Management

          Another criterion important to the CGNAC board of directors in identifying an acquisition target is that the acquisition target has a seasoned management team with specialized knowledge of the markets within which it operates, the ability to lead the company in a rapidly changing environment, the desire to change its business practices and adopt an integrated and balanced planning process, and the passion for the business it engages in. The CGNAC board of directors believes that UIB’s management has demonstrated that ability by addressing critical issues such as the development of appropriate products and the establishment of an extensive distribution network. By expanding its market share and developing new products, UIB’s management has demonstrated a commitment to a growth strategy that has given it a significant presence in insurance brokerage services, especially in the Chinese education sector. The successful work experience of UIB’s chairman and chief executive officer, Xiaoping Chen, was also judged to be a factor supporting UIB’s plans to continue expanding nationally and of help in keeping the investing public effectively apprised of the affairs and developments within the company.

Due Diligence Information Materials

          CGNAC compiled information on over thirty potential target companies identified within China, and performed thorough analysis and comparison of each potential target company utilizing the thirteen different investment criteria as indicated below:

(1)	financial condition, including profitability, the stability of cash flow, the recurrence of revenue and results of operation;

(2)	growth potential;

(3)	experience and skill of management and availability of additional personnel;

(4)	capital requirements;

(5)	competitive position;

(6)	barriers to entry;

(7)	stage of development of the products, processes or services;

(8)	degree of current or potential market acceptance of the products, processes or services;

(9)	proprietary features and degree of intellectual property or other protection of the products, processes or services;

(10)	regulatory environment;

(11)	costs associated with effecting the business combination;

(12)	books and accounts that have been audited by a fully qualified auditing firm duly registered in the PRC; and

(13)	relative valuation multiples of similar publicly traded companies.

          The selection of UIB as the target company of choice was derived from this analysis and comparison.

          In addition to performing the analysis, CGNAC’s board of directors also reviewed a due diligence report prepared by CGNAC’s consultants, Greatace, in connection with its search for a suitable target company.

          The Greatace due diligence report provided information on the history and growth of UIB, a detailed review of its products and market in which UIB operates in China.

          The Greatace due diligence report examined UIB’s corporate structure, including governance structure, committees, headquarters and branches, and biographies of key executives. The report also examined UIB’s core businesses and how it planned to implement its business strategy to become the market leader in the Chinese insurance brokerage industry. The report summarized UIB’s principal business operations, including products (both current and planned), how they generate revenues, risk management services that UIB provides to the Chinese education sector, targeted clients, sales and distribution network, and insurance partners.

          The report then provided a market analysis on the insurance industry in China. This analysis described the market condition, growth potential and regulatory environment of the Chinese insurance industry. In particular, this analysis emphasized on the insurance brokerage segment, which UIB had identified as the area of focus. This analysis also pointed out the market position of UIB in the insurance brokerage industry and summarized relevant industry regulations that might affect UIB’s operations.

          The report also provided additional information regarding UIB’s financial performance from 2005 to 2007 by analyzing the financial statements for those years.

          The report noted that the UIB shareholders had warranted Greatace that UIB’s operating companies are not involved in or threatened with any material legal proceedings.

          The specific and overall results of the Greatace due diligence investigation served to confirm the strong market position of UIB and the attractiveness of its future opportunities.

          Mr. Michael W. Zhang, a director and officer of CGNAC, prepared for the board of directors an analysis of the post-transaction value of UIB. He analyzed comparable companies in the global insurance brokerage market, taking into account their relative market presences and maturity. He prepared a list of comparative price/earnings ratios of these companies and compared them to the price/earnings of UIB and its anticipated price/earnings. The valuation for the future of UIB was based on various assumptions, including projected revenues, assumed margins, and projected net income. Capital resources were taken into account, based on the capital of the company after the acquisition and for income and reinvestment, and for the potential of exercise of outstanding warrants of CGNAC. Based on this analysis, Mr. Zhang concluded that, comparatively speaking, the enterprise value of UIB, immediately after the acquisition, was favorable. On the basis of the analysis, he concluded that the board of directors, from an economic point of view, should consider the acquisition of UIB.

Satisfaction of 80% Test

          It is a requirement that any business acquired by CGNAC have a fair market value equal to at least 80% of its net assets held in the trust account (net of taxes) at the time of acquisition, which assets shall include the amount in the trust account. Based on the financial analysis of UIB generally used to approve the transaction, the CGNAC board of directors believes that this requirement will be met and exceeded. To determine the value of UIB, the board compiled a list of five comparable companies, including CNinsure Inc., a Chinese company operating in the insurance intermediary industry, and four U.S. brokerage companies traded on United States stock exchanges.

          Information about companies used in this analysis was as follows as of October 16, 2008:

Company	LTM Revenues	LTM EBITDA	LTM EPS	2008 EEPS	EV / LTM Revenues		EV / LTM EBITDA		Share Price / LTM EPS		Share Price / 2008E EPS

CNinsure Inc.	$91.5	$27.7	$0.66	$0.64	1.08	x	3.6	x	10.7	x	11.0	x
Aon Corporation	7,719.0	1,335.0	2.12	2.86	1.22		7.1		17.8		13.2
Marsh & McLennan Companies, Inc.	11,891.0	1,488.0	1.18	1.55	1.36		10.8		22.6		17.2
Willis Group Holdings Ltd.	2,675.0	614.0	2.56	2.91	1.83		8.0		10.0		8.8
Arthur J Gallagher & Co.	1,625.4	318.3	1.55	1.46	1.57		8.0		15.9		16.8
Mean					1.41	x	7.5	x	15.4	x	13.4	x
Median					1.36	x	8.0	x	15.9	x	13.2	x

          The board examined the forward price earnings ratios of these companies. The median and mean forward price earnings ratios for the five companies were 13.2 and 13.4, respectively. The board used this range of price earnings ratios as the most representative.

          The board made several assumptions in deriving statistics about UIB that were used solely for the purpose of management’s determining a value of UIB. Investors should not place any weight on these projections, because any projection is subject to many assumptions, some or all of which may not be correct or occur as assumed. The assumptions were for the projection of net income for 2008. The net income assumption for fiscal year 2008 was US$12 million. The projected net income for 2008 was determined to be reasonable in light of the net income for 2007 of approximately US$3.9 million, and a number of factors including continued strong growth of existing insurance products, favorable government mandate and introduction of new products at the time the assessment was made. The number of policies has increased significantly from 2007 to 2008. UIB has short-term debt of approximately nil and cash and cash equivalents of approximately US$12.0 million as of June 30, 2008 and it is assumed that it will not leverage the business going forward.

          The starting point was to determine enterprise value of UIB, which was derived by the following formula: enterprise value equals market capitalization, plus debt, minus cash and cash equivalents. Using this formula, the board of directors arrived at a projected enterprise value for UIB of US$148.8 million for 2008. This was derived using a market capitalization of US$160,800,000 an amount determined by taking the fair market comparable capitalization using an implied market capitalization equal to a comparable price earnings ratio of 13.4 multiplied by the assumed earnings of UIB for 2008 of US$12,000,000. There is anticipated to be no additional debt in 2008and no preferred equity issued and outstanding in UIB. Cash and cash equivalents of UIB for 2008 were assumed to be US$12,000,000 resulting from UIB’s ongoing operations.

          Based on the assumed 10,087,501 shares that will be outstanding upon completion of the Share Purchase Agreement, the Board computed a per share price of US$15.94, or approximately US$7.90 above the redemption value of CGNAC’s ordinary shares (approximately US$8.04). Shareholders should note that these evaluation computations are not predictions of the actual market price of CGNAC either upon consummation of the transaction or at any time after that.

          The CGNAC board of directors believes because of the financial skills and rich experience of all of its directors, it was qualified to make this analysis and conclude that the acquisition of UIB met this 80% test requirement in addition to recourse to an independent source. The entire CGNAC board of directors is capable of performing comprehensive analysis on UIB’s operations and valuation, because the entire CGNAC board of directors is comprised of directors with extensive experience in analyzing acquisition targets and assessing their future values. Xuesong Song has been involved in identifying and completing four investment projects in China with over RMB70 million. He also advised Origin Agritech Ltd. and HLS Systems International in their respective mergers with SPACs. Michael W. Zhang brings significant experience in mergers and acquisitions transactions and equity investment that he attained during his tenure at various financial institutions including Deutsche Bank Securities where he completed more than US$5 billion transactions and Avera Global Partners where he screened and analyzed equity investment opportunities globally. Xuechu He has been involved in three transactions with over HK$236 million in which he identified target companies in China and merged them with publicly traded companies listed on Hong Kong Stock Exchange.

          By conducting this analysis internally (as opposed to obtaining a third party determination of the satisfaction of the 80% test and the fairness of the transaction to the CGNAC shareholders), the CGNAC board may have assumed additional potential liability in the event of a challenge to the board’s actions. Under Cayman law, a director is fully protected in relying in good faith upon the opinions, reports or statements presented by a person as to matters the director reasonably believes are within such person’s professional or expert competence and who has been selected by reasonable care. Without that protection afforded by a third party determination, directors could have additional liability (and CGNAC could be required to provide indemnification to the directors) if the decision to acquire UIB was determined to be in violation of the board’s fiduciary duties and not covered by the limitations on director liability contained in CGNAC’s memorandum and articles of association.

Conclusion of the Board of Directors

          After careful consideration, the CGNAC board of directors determined unanimously that the Acquisition is fair to and in the best interests of CGNAC and its stockholders. This recommendation is based on the terms of the Share Purchase Agreement, and in particular the fact that the consideration is largely stock which aligns the interests of UIB shareholders and management with those of CGNAC investors. The CGNAC board of directors received an opinion of Bohai Securities Co., Ltd. dated October 28, 2008, that as of the date of its opinion, the fair market value of the shares of UIB being acquired was equal to at least 80% of the net assets of CGNAC held in the trust account (net of taxes), supporting the conclusion that the acquisition and its terms was in the best interests of the CGNAC stockholders. That analysis indicated that the price being paid for the target company was in line with the valuations of other comparable companies. Certain other terms of the Share Purchase Agreement were also considered, including the scope of the representations and warranties and the various covenants. The ancillary agreement such as the employment arrangements for the continuation of some of the current management in positions with the target was also thought to be beneficial and protective of the current stockholder interests. Furthermore, the board also considered that the target company was operating and has had a pattern of revenues, and appeared to have the potential for growth in its industry. Finally, the board considered the nature of the ChinaGrowth acquisition vehicle and the fact that the stockholders were gaining more value from the consummation of the Share Purchase Agreement than liquidation.

          The CGNAC board of directors has approved and declared advisable the Acquisition, and unanimously recommends that you vote or give instructions to vote “FOR” the proposal to adopt the Acquisition proposal and other proposals.

          The foregoing discussion of the information and factors considered by the CGNAC board of directors is not meant to be exhaustive, but includes the material information and factors considered by the CGNAC board of directors.

Opinion of Bohai Securities Co., Ltd to the CGNAC Board of Directors

          In connection with its consideration of UIB, the CGNAC board of directors engaged Bohai Securities Co., Ltd (“Bohai”) to render its opinion as to (i) whether the initial consideration to be paid by CGNAC in the Acquisition is fair to CGNAC from a financial point of view, and (ii) whether the fair market value of UIB is at initial equal to 80% of the net assets of CGNAC.

          The board selected Bohai to act as its financial advisor based on Bohai’s reputation as a recognized leading full-service securities firm in China, which, as part of its investment banking and financial advisory business, engages in evaluating businesses in connection with a wide range of activities including mergers and acquisitions, securities underwriting, brokerage, and private placements.

          On October 28, 2008, Bohai delivered its written opinion to the Board to the effect that, as of that date, and based upon and subject to the assumptions made, matters considered, qualifications and limitations set forth in the written opinion, (i) the initial consideration to be paid by CGNAC in the Acquisition is fair to CGNAC from a financial point of view, and (ii) the fair market value of UIB is at least equal to 80% of the net assets of CGNAC.

          Bohai’s opinion, which describes the assumptions made, matters considered and limitations on the review undertaken by Bohai, is attached as Annex C to this proxy statement. The shareholders of CGNAC are urged to, and should, read the Bohai opinion carefully and in its entirety. The opinion of Bohai is addressed solely to the CGNAC board for benefit and use by the CGNAC, and does not constitute a recommendation to the CGNAC board or to you as to how to vote in connection with the Acquisition or any other matter. The opinion of Bohai does not address our underlying business decision to pursue the Acquisition, the relative merits of the Acquisition as compared to any alternative business strategies that might exist for us, or the effects of any other transactions in which CGNAC might engage. Bohai does not admit to being an “expert” with respect to this proxy statement within the meaning of the Securities Act of 1933. The summary of the Bohai opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of such opinion.

          In arriving its opinion, Bohai made such reviews, analyses, and inquiries as Bohai deemed necessary and appropriate under the circumstances. Among other things, Bohai:

1.	reviewed publicly available information related to CGNAC, including CGNAC’s Annual Reports on Form 20-F for the years ended December 31, 2006 and 2007;

2.	reviewed unaudited financial statements pertaining to UIB for the years ended December 31, 2005, 2006, and 2007;

3.	reviewed UIB’s financial results, including a balance sheet and income statement, for the quarters ended June 30, 2007 and 2008;

4.

conducted discussions with certain members of the management of UIB regarding the operations, financial condition, future prospects, and projected operations and performance of UIB and regarding the Acquisition; discussions were also conducted with other industry participants;

5.	analyzed and discussed with members of management of UIB certain historic and projected financial statements and other financial and operating data concerning UIB, prepared by management of UIB;

6.	conducted discussions with certain members of the management of CGNAC regarding the Acquisition, UIB, and related matters;

7.	visited UIB principal place of its facilities in Beijing, China;

8.	reviewed drafts of the Share Purchase Agreement and ancillary agreements thereto;

9.	reviewed financial forecasts and projections prepared by the management of UIB for the years ending December 31, 2008 through 2013;

10.	compared the results of operations of UIB with that of certain insurance broker which we deemed relevant;

11.	compared the financial terms of the Acquisition with the financial terms of certain other mergers and Acquisitions which we deemed relevant; and

12.

performed such other studies, investigations and analyses and took into account such other matters as Bohai deemed necessary, including its assessment of general economic, market and monetary conditions as of the date thereof.

          In rendering its opinion, Bohai relied upon and assumed, without independent verification, the accuracy and completeness of all data, material, and other information furnished, or otherwise made available, to Bohai, discussed with or reviewed by Bohai, or publicly available. Bohai further relied upon the assurances of the management of CGNAC and UIB that all such information is complete and accurate in all material respects and that CGNAC and UIB were not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect. With respect to financial forecasts, projections and other forward-looking information and data provided to or otherwise discussed with Bohai, Bohai was advised by the management of CGNAC and UIB that such forecasts and other information and data were prepared in good faith on reasonable basis reflecting the best currently available estimates and judgments of the management of CGNAC and UIB as to the future financial performance of UIB, as well as to the strategic implications and operational benefits and integration costs anticipated to result from the Acquisition. The opinion was based substantially on the financial forecasts, projections and other forward-looking information and data described above. Bohai expressed no view with respect to such forecasts, projections and other information and data or the assumptions on which they were based, and assumed, with the Board’s consent, that the forecasted financial results will be realized in the amounts and at the times projected. Furthermore, without limiting the foregoing, Bohai relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, or prospects of UIB, since the date of the most recent financial statements provided to Bohai, and that there is no information nor are there any facts that would make any of the information reviewed by Bohai incomplete or misleading.

          Bohai did not make and was not provided with, and was not requested to make or obtain, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of UIB nor did it make any physical inspection of the properties or assets of UIB. In addition, Bohai was not requested to make and did not make an independent evaluation or appraisal of UIB, and accordingly expressed no opinion as to the future prospects, plans or viability of UIB.

          The following is a brief summary of the analyses performed by Bohai in connection with its opinion. This summary is not intended to be an exhaustive description of the analyses performed by Bohai but includes all material factors considered by Bohai in rendering its opinion. Bohai drew no specific conclusions from any individual analysis, but subjectively factored its observations from all of these analyses into its qualitative assessment of the Acquisition.

          Each analysis performed by Bohai is a common methodology utilized in determining valuations. Although other valuation techniques may exist, Bohai believes that the analyses described below, when taken as a whole, provide the most appropriate analyses for Bohai to arrive at its opinion.

Comparable Company Analysis

          Bohai reviewed and compared publicly available selected financial data and stock trading prices for eight publicly traded companies listed on the U.S. stock exchanges, chosen by Bohai based on their common participation in the insurance intermediary industry. The comparable companies chosen by Bohai included:

          Eight companies listed on the U.S. stock exchanges are:

          Aon Corporation, Marsh & McLennan Companies, Inc., Willis Group Holdings Ltd., Amtrust Financial Services Inc., Brown & Brown Inc., eHealth, Inc., Arthur J. Gallagher & Co., and CNinsure Inc.

          The financial information included market capitalization (defined as a company’s closing stock price as of October 28, 2008, multiplied by its total shares outstanding); enterprise value (“EV”) (defined as the sum of market capitalization, outstanding funded indebtedness, preferred stock and minority interests less cash and cash equivalents), revenue, earnings before interest, taxes, depreciation and amortization (“EBITDA”), and earnings per share (“EPS”). The trading multiples utilized included EV/EBITDA and price/earnings.

	Enterprise Value / EBITDA						Price to Earning

	LTM		2008E		2009E		LTM		2008E		2009E

CNinsure Inc.	4.3	x	14.61	x	10.38	x	11.78	x	12.14	x	9.07	x

U.S. Companies
Mean	8.54	x	9.72	x	8.17	x	15.05	x	15.08	x	12.55	x
Median	8.33		9.09		8.14		16.24		16.06		14.74
High	10.60		12.31		9.82		24.43		24.25		20.20
Low	6.74		7.89		6.40		4.53		5.23		4.56

Implied company multiple	2.87	x	2.00	x	1.32	x	5.59	x	3.92	x	2.64	x

          This analysis indicated UIB’s implied multiples generally fell within the range of the multiples calculated from the comparable companies multiples and, in light of the other analyses summarized in this discussion, supported Bohai’s determination of (i) the initial consideration to be paid by CGNAC in the Acquisition is fair to CGNAC from a financial point of view, and (ii) the fair market value of UIB is at least equal to 80% of the net assets of CGNAC.

          No company utilized in the comparable public company analysis is identical to UIB. Mathematical analyses of comparable public companies in isolation from other analyses are not an effective method of evaluating transactions.

Discounted Cash Flow Analysis

          Bohai performed discounted cash flow analyses using UIB management’s projections. To generate a range of equity values for UIB, Bohai used a weighted average cost of capital, or WACC, of 12.50% and a perpetuity growth rate 3.5%. Bohai also assumed that the annual growth rate of UIB would gradually decline from 2010 to 2016 and grow with a perpetuity growth rate after 2017. Based on these assumptions, Bohai calculated that the equity value of UIB was US$116.32 million.

          Bohai completed a sensitivity analysis based on a set of WACCs(9.50%, 10.50%, 11.50%, 12.50%, 13.50%, 14.50%,and 15.50%) and a set of terminal EBITDA multiples based on the comparable company analysis ranging from 5.00x to 9.00x. To calculate a set of enterprise values, Bohai then summed the net present values under various WACC assumptions of: (1) the estimated unlevered free cash flows and (2) the terminal values based on the various terminal EBITDA multiples. Using the implied enterprise values, Bohai then subtracted debt and added cash and cash equivalents to determine implied equity values.

		Terminal EBITDA Multiple

		5.00x	6.00x	7.00x	8.00x	9.00x

WACC	9.50%	$118.1	$131.8	$145.6	$159.3	$173.1
	10.50%	109.8	122.3	134.9	147.4	160.0
	11.50%	102.2	113.7	125.1	136.6	148.1
	12.50%	95.3	105.8	116.3	126.8	137.3
	13.50%	89.0	98.6	108.2	117.8	127.4
	14.50%	83.3	92.1	100.8	109.6	118.4
	15.50%	78.0	86.0	94.1	102.2	110.2

          This analysis indicated that the implied transaction equity based on the initial consideration value of UIB fell below the range of the equity values calculated and, in light of the other analyses summarized in this discussion, supported Bohai’s determination of (i) the initial consideration to be paid by CGNAC in the Acquisition is fair to CGNAC from a financial point of view, and (ii) the fair market value of UIB is at least equal to 80% of the net assets of CGNAC.

          While discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, such as discount rates. The valuation derived from the discounted cash flow analysis is not necessarily indicative of UIB’s present or future value or results.

Conclusion

          The summary set forth above describes the analyses performed by Bohai in connection with its opinion delivered to our board as of October 28, 2008. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to particular circumstances and, therefore, the analyses underlying the opinion are not readily susceptible to summary description. Each of the analyses conducted by Bohai was carried out in order to provide a different perspective on this transaction and add to the total mix of information available. Bohai did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, Bohai considered the results of the analyses in light of each other and ultimately reached its opinion based upon the results of all analyses taken as a whole. Except as indicated above, Bohai did not place particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, support its determination. Accordingly, notwithstanding the separate factors summarized above, Bohai believes that its analyses must be considered as a whole and that selecting portions of its analysis and the factors considered by it, without considering all analyses and factors, could create an incomplete or misleading view of the evaluation process underlying its opinion. In performing its analyses, Bohai made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by Bohai are not necessarily indicative of actual value or future results, which may be significantly more or less favorable than suggested by the analyses.

Redemption Rights

          Under our Amended and Restated Memorandum and Articles of Association, a holder of shares issued in our IPO may, if the shareholder votes against the Acquisition Proposal, demand that we redeem those shares into cash. This demand must be made on the proxy card at the time the shareholder votes against the Acquisition Proposal. If properly demanded, we will redeem each share as to which a demand has been made into cash. If you exercise your redemption rights, then you will be exchanging the shares you hold for cash and will no longer own these shares. Based on the amount of cash held in the Trust Account as of September 30, 2008, including interest accrued as of that date, you will be entitled to redeem each share that you hold into approximately US$8.04. You will only be entitled to receive cash for these shares if you continue to hold these shares through the closing date of the Acquisition and tender your share certificate to us by December 19, 2008. If the Acquisition is not completed, then these shares will not be redeemed into cash.

          The Acquisition will not be completed if the holders of more than 977,501 of our shares issued in our IPO, an amount equal to 19.99% of those shares, exercise their redemption rights.

Ownership of CGNAC Following the Acquisition

          As of November 5, we had 6,115,000 shares outstanding, of which our public shareholders collectively own approximately 4,990,000. In the Share Purchase Agreement, we agreed to purchase all of the outstanding shares and other equity interests of UIB Group Limited. As the consideration, we agreed to pay US$2,000,000 in cash and issue to the UIB shareholders (i) 6,365,001 ordinary shares of CGNAC to be issued at the closing, including 2,000,000 shares of CGNAC to be held in an escrow account, (ii) subject to the company surviving the Acquisition meeting its after-tax profits US$12 million and US$18 million for the fiscal years ending December 31, 2008 and 2009, respectively, 2,000,000 shares of CGNAC held in the escrow account will be released to the current UIB shareholders, and (iii) on an all or none basis, if, on a consolidated basis, the company surviving the Acquisition achieves or exceeds after-tax profits for the fiscal years ending December 31, 2009, 2010, 2011, 2012 and 2013, additional ordinary shares of CGNAC, as detailed below:

Year Ending December 31,	Achieved After-Tax Profits	Additional Ordinary Shares Issuable (amounts do not accumulate)

2009	US$26 million	4,000,000
2010	US$43 million	3,000,000
2011	US$75 million	3,000,000
2012	US$116 million	3,000,000
2013	US$180 million	4,000,000

          Therefore, assuming the satisfaction of all of the performance criteria, there are an aggregate of up to 23,365,001 ordinary shares that may be issued upon the consummation of the Acquisition and within the certain years thereafter to the UIB shareholders. In addition, our current directors have agreed that 50% of the 1,125,000 shares of CGNAC held by them, that is 562,500 shares, shall be held in an escrow account upon the consummation of the Acquisition. Such shares held in the escrow account will be released to the current directors of CGNAC only if the surviving company achieves or exceeds after-tax profits of US$26 million for the fiscal year ending December 31, 2009, failing which such shares will be forfeited.

Subsidiary Status of UIB after the Acquisition

          After completion of the Acquisition, UIB will be our wholly owned direct subsidiary.

Taxation

          According to the Chinese Enterprise Income Tax Law and implementing rules, both of which became effective on January 1, 2008, income such as dividends and profits distribution from the PRC gained by non-resident enterprises that has no institution or establishment in the PRC or whose income has no connection with such institution or establishment is subject to an effective 10% withholding tax. However, according to the Double Tax Avoidance Agreement between Hong Kong and China, a 5% withholding tax rate will apply if the beneficial owner (Hong Kong holding company) owns at least 25% of the registered capital of the Chinese company paying the dividend; otherwise, a 10% withholding tax rate will apply. In addition, according to current laws, if the dividend is distributed from pre-2008 retained earnings, the withholding tax rate on such dividend will still be zero even if such dividend would be repatriated in 2008 or after.

Foreign Exchange Considerations

          Following the Acquisition, substantially all revenues and income will likely be received in Renminbi, the main currency used in the PRC. Thus, the dollar equivalent of our net assets and distributions, if any, would be adversely affected by reductions in the value of the Renminbi. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of this currency against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our Renminbi into U.S. dollars for other business purposes and the U.S. dollar appreciates against this currency, the U.S. dollar equivalent of the Renminbi we convert would be reduced.

          In the PRC, the State Administration for Foreign Exchange (“SAFE”) regulates the conversion of the Renminbi into foreign currencies and foreign currencies into Renminbi. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), the Administration Regulations on the Settlement, Sale and Payment of Foreign Exchange (1996) and other various regulations and rules issued by SAFE. Under these rules and regulations, significant restrictions on foreign exchange still remain, including, among other things, the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, income arising out of “current account transactions”, such as dividends distribution, interest payments, trade and service-related foreign exchange transactions, may be converted into foreign currencies at the authorized banks in China; while income arising out of “capital account transactions”, such as direct investment, foreign loans and repayment of the foreign loans, shall not be converted into foreign currencies unless the prior approval of SAFE is obtained. Any current and future restrictions on currency exchanges may limit our ability to use future cash flow for the distribution of dividends to our shareholders or to fund operations we may have outside of the PRC.

Dividends

          Following the Acquisition, we will establish PRC operating subsidiaries. We may rely on dividends and other distributions from such operating subsidiaries to provide us with cash flow and to meet our other obligations. Current regulations in China would permit any PRC operating subsidiaries to pay dividends only out of accumulated distributable profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, any PRC operating subsidiary will be required to set aside at least 10% (until the aggregate amount equal to half of its registered capital) of its accumulated profits each year. Such cash reserve may not be distributed as cash dividends. If any operating subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict their respective ability to pay dividends or make other payments.

Appraisal or Dissenters Rights

     No appraisal or dissenters rights are available under the Cayman Islands law for our shareholders in connection with the Acquisition Proposal.

Material U.S. Federal Income Tax Consequences of the Proposed Acquisition

          General. The following is a summary of the material U.S. federal income tax consequences of the proposed acquisition to our shareholders. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, applicable U.S. Treasury Regulations, judicial authority and administrative rulings and practice, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. It is assumed, for purposes of this summary, that our ordinary shares are held as capital assets by our U.S. shareholders (i.e., citizens or residents of the U.S. or domestic corporations). This discussion may not address all aspects of U.S. federal income taxation that may be relevant to a particular shareholder in light of that shareholder’s particular circumstances, or to those shareholders that may be subject to special treatment under the U.S. federal income tax laws (for example, life insurance companies, tax-exempt organizations, financial institutions, U.S. expatriates, persons that are not U.S. persons, dealers or brokers in securities or currencies, pass-through entities (e.g., partnerships) and investors in such entities, or shareholders who hold our ordinary shares as part of a hedging, “straddle,” conversion, constructive sale or other integrated transaction. In addition, the discussion does not address any aspect of foreign, state or local taxation or estate and gift taxation that may be applicable to our shareholders.

          Consequences of the Acquisition to Our U.S. shareholders. In general, the proposed acquisition will not be a taxable transaction to U.S. shareholders that do not exercise their Redemption Rights. The receipt of cash in exchange for our shares pursuant to the exercise of Redemption Rights will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. shareholder who surrenders our shares in exchange for cash pursuant to the exercise of Redemption Rights will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and such U.S. shareholder’s adjusted basis in the shares surrendered. Such gain or loss will generally be capital gain or loss, and will generally be long-term gain or loss provided that a shareholder has held such shares for more than one year as of the date of the exercise of Redemption Rights. In the case of shareholders who are individuals, long-term capital gain is currently eligible for reduced federal income tax rates. There are limitations on the deductibility of capital losses.

          Additionally, we may qualify as a passive foreign investment corporation (“PFIC”). A PFIC is defined as a foreign corporation 75% of whose gross income in a taxable year (including its pro rata share of the gross income of any company in which it is considered to own, directly or indirectly, at least 25% of the shares by value) is passive income, or at least 50% of whose assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year) are held for the production of, or produce, passive income. If we are a PFIC for any taxable year during which a U.S. shareholder that exercises Redemption Rights was a shareholder, and if such U.S. shareholder did not make a timely qualified electing fund (“QEF”) election for the first taxable year of its holding period for our shares, such U.S. shareholder will be subject to special rules with respect to any gain that it recognizes on the redemption of its shares. Under these special rules, the U.S. shareholder’s gain will be allocated ratably over the U.S. shareholder’s holding period for the shares; the amount allocated to the taxable year in which the U.S. shareholder recognizes the gain will be taxed as ordinary income; the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year and applicable to the U.S. shareholder; and the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such prior year.

          Based on the composition of our assets to date (which have largely consisted of cash and other investment assets), as well as the composition of our income to date (which has largely consisted of interest), it is likely that we will be treated as a PFIC in 2006 and 2007.

          Consequences of the Acquisition to Our Non-U.S. Shareholders. In general, the proposed acquisition will not be a taxable transaction to Non-U.S. shareholders that do not exercise their Redemption Rights. A Non-U.S. shareholder that receives cash as a result of the exercise of Redemption Rights generally will not be subject to U.S. federal income taxation unless:

•	gain resulting from the exercise of Redemption Rights is effectively connected with the conduct of a U.S. trade or business;

•	the Non-U.S. shareholder is an individual who is present in the United States for 183 days or more in the taxable year of the exercise of Redemption Rights.

          If the first bullet above applies, the Non-U.S. shareholder generally will be subject to U.S. federal income tax in the same manner as a U.S. shareholder unless otherwise provided in an applicable income tax treaty. A Non-U.S. shareholder that is a corporation may also be subject to an additional 30% branch profits tax (or a reduced rate under an applicable tax treaty). If the second bullet above applies, the Non-U.S. shareholder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the gain realized.

          Backup Withholding Tax. In general, information reporting for U.S. federal income tax purposes will apply to the proceeds from the redemption of our shares by a non-corporate U.S. shareholder.

In addition, backup withholding of U.S. federal income tax, currently at a rate of 28%, generally will apply to the proceeds from the redemption of our shares by a non-corporate U.S. shareholder who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

          A Non-U.S. shareholder generally would not be subject to information reporting and backup withholding requirements if it certifies its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

          Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. shareholder’s or a Non-U.S. shareholder’s U.S. federal income tax liability and may entitle that holder to a refund, provided that certain required information is timely furnished to the IRS.

          The foregoing discussion of certain U.S. federal income tax consequences is not tax advice. Shareholders should consult their tax advisors to determine the U.S. federal, state and local and foreign tax consequences of the proposed acquisition to them in view of their own particular circumstances.

Anticipated Accounting Treatment

          The Acquisition will result in the current shareholders of UIB obtaining a majority of the voting interests in CGNAC. Generally accepted accounting principles require that UIB whose shareholders retain the majority voting interest in a combined business be treated as the acquirer for accounting purposes. Since CGNAC does not have any assets with operating substance except cash and short-term investments, the transaction has been accounted for as reorganization and recapitalization of UIB Group Limited. The share purchase transaction utilizes the capital structure of CGNAC and the assets and liabilities of UIB are recorded at historical cost. Although UIB will be deemed to be the acquiring company for accounting and financial reporting purposes, the legal status of CGNAC as the surviving corporation will not change.

Regulatory Approvals

          CGNAC and UIB do not expect that the Acquisition will be subject to any state or federal regulatory requirements in the U.S. other than filings under applicable securities laws. We do not believe that, in connection with the completion of the Acquisition, any consent, approval, authorization or permit of, or filing with or notification to, any merger control authority or other government authority will be required in the PRC.

Consequences if Acquisition Proposal Is Not Approved

          If CGNAC’s shareholders fail to approve the Acquisition Proposal, CGNAC will not acquire UIB. Under our Amended and Restated Memorandum and Articles of Association, we will be liquidated if we do not consummate a business combination by January 29, 2009.

Required Vote

          The approval of the Acquisition Proposal requires the affirmative vote of the holders of a majority of our shares voted on the Acquisition Proposal. Notwithstanding the foregoing, if the public shareholders holding more than 997,501 shares (which is 19.99% of the total number of shares sold in our IPO) vote against the Acquisition Proposal and demand that we redeem their shares into cash, the Acquisition will not be consummated.

THE SHARE PURCHASE AGREEMENT

          The following summary of the material provisions of the Share Purchase Agreement, as amended, is qualified by reference to the complete text of the Share Purchase Agreement, a copy of which is attached as Annex A and Annex B to this proxy statement. All shareholders are encouraged to read carefully this proxy statement, including the Share Purchase Agreement, in its entirety for a more complete understanding of the Acquisition.

          The Share Purchase Agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about us or UIB. You can find more information about us elsewhere in this proxy statement and in our other public filings with the SEC, which are available without charge at www.sec.gov.

General

          CGNAC entered into a share purchase agreement with UIB and the other parties thereto on May 24, 2008, which was then amended on October 30, 2008. Under the terms of the share purchase agreement (as amended, the “Share Purchase Agreement”), CGNAC will acquire 100% of the outstanding shares and other equity interests of UIB from its shareholders, and UIB will become a wholly owned direct subsidiary of CGNAC.

Consummation of the Acquisition

          The consummation of the Acquisition will take place when all conditions to the obligations of each party to the Share Purchase Agreement, more fully described below, have been satisfied or waived. We believe that all such conditions will have been satisfied or waived upon receiving shareholder approval of the Acquisition Proposal, and therefore, we expect that the closing of the transactions contemplated by the Share Purchase Agreement will take place shortly thereafter.

Purchase Price

          Under the terms of the Share Purchase Agreement, CGNAC will acquire all of the issued and outstanding share capital and other equity interests of UIB for a consideration consisting of (i) US$2 million in cash, (ii) 6,365,001 ordinary shares of CGNAC to be issued at the closing, including 2,000,000 shares of CGNAC to be held in an escrow account, (iii) subject to the company surviving the Acquisition meeting its after-tax profits US$12 million and US$18 million for the fiscal years ending December 31, 2008 and 2009, respectively, 2,000,000 shares of CGNAC held in the escrow account will be released to the current UIB shareholders, and (iv) on an all or none basis, if, on a consolidated basis, the company surviving the Acquisition achieves or exceeds after-tax profits for the fiscal years ending December 31, 2009, 2010, 2011, 2012 and 2013, additional ordinary shares of CGNAC, as detailed below:

Year Ending December 31,	Achieved After-Tax Profits	Additional Ordinary Shares Issuable (amounts do not accumulate)

2009	US$26 million	4,000,000
2010	US$43 million	3,000,000
2011	US$75 million	3,000,000
2012	US$116 million	3,000,000
2013	US$180 million	4,000,000

          In addition, our current directors have agreed that 50% of the 1,125,000 shares of CGNAC held by them, that is 562,500 shares, shall be held in an escrow account upon the consummation of the Acquisition. Such shares held in the escrow account will be released to the current directors of CGNAC only if the surviving company achieves or exceeds after-tax profits of US$26 million for the fiscal year ending December 31, 2009, failing which such shares will be forfeited.

Representations and Warranties

          We, UIB and the other parties to the Share Purchase Agreement each made a number of representations and warranties in the Share Purchase Agreement regarding aspects of CGNAC’s and UIB’s respective businesses, financial condition, structure and other facts pertinent to the Acquisition.

          The representations and warranties contained in the Share Purchase Agreement by CGNAC, UIB and the other parties thereto were made to and solely for the benefit of each other of such parties, and may not be relied upon by any other person. The assertions embodied in the representations and warranties contained in the Share Purchase Agreement are qualified by information in the disclosure schedules to the Share Purchase Agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Share Purchase Agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since the representations and warranties are subject in important part to the underlying disclosure schedules. The disclosure schedules contain nonpublic information. Information concerning the subject matter of the representations and warranties may have changed since the date of the Share Purchase Agreement, and subsequent information may or may not be fully reflected in our public disclosures.

          The representations and warranties jointly and severally made by UIB, its shareholders, founders, subsidiaries and affiliates that are parties to the Share Purchase Agreement include and relate to:

•	stock ownership, subsidiaries and affiliates;

•	corporate organization and qualification to conduct business; business licenses, permits, etc. to conduct business;

•	authority and corporate action; no conflict; consents and approvals required to complete the Acquisition;

•	taxes, tax returns and audits;

•	compliance with law and litigation;

•	books and records; financial condition; no undisclosed liabilities; accounts receivable;

•	real property; certain personal property; non-real estate leases; intellectual property rights; title to and condition of assets;

•	contracts, obligations and commitments;

•	absence of certain changes since December 31, 2007;

•	employee plans; labor matters; no illegal or improper transactions; related party transactions;

•	insurance;

•	qualifications for acquisition of CGNAC’s shares;

•	brokers and finders in connection with the Acquisition; and

•	no material misstatement or omission.

          The representations and warranties will survive the consummation of the Acquisition for four years, except that the representations and warranties with respect to the stock ownership of UIB and its subsidiaries and affiliates and with respect to brokers and finders in connection with the Acquisition will survive indefinitely, and the representations and warranties with respect to taxes will survive until six months after the expiration of the applicable statute of limitations.

          The representations and warranties made by us in the Share Purchase Agreement include and relate to:

•	corporate organization and capitalization;

•	authority and corporate action; no conflict; consents and approvals required to complete the Acquisition;

•	valid issuance of CGNAC shares in connection with the Acquisition;

•	financial statements; the Trust Fund; no undisclosed liabilities; absence of certain changes since January 29, 2007; books and accounts;

•	the reports with the Securities and Exchange Commission;

•	compliance with law and litigation;

•	brokers and finders in connection with the Acquisition; and

•	no material misstatement or omission.

          The representations and warranties will survive the consummation of the Acquisition for four years, except that the representations and warranties with respect to the Company’s capitalization will survive indefinitely.

Conduct of Business Prior to the Acquisition

          We, UIB and the parties to the Share Purchase Agreement agreed that unless otherwise set forth in the Share Purchase Agreement, until the closing of the Acquisition or unless we or UIB shareholders consent otherwise, we and UIB each will:

•	conduct its business in the ordinary course of business;

•	preserve substantially intact its business organization;

•	preserve its relationships with persons with which it has significant business relationships; and

•	comply with all applicable laws.

          We, UIB and the parties to the Share Purchase Agreement also agreed that unless otherwise set forth in the Share Purchase Agreement, until the closing of the Acquisition or unless we or UIB shareholders consent otherwise, we and UIB each will conduct its business in compliance with certain restrictions related to the following, among others:

•	pledge, sell or otherwise encumber its securities, property or assets;

•	issuance of any securities, whether debt or equity;

•	issuance of dividends or other distributions;

•	amendment of its organizational documents; and

•	increase of officer and employee compensation.

No Solicitation

          UIB, its subsidiaries, affiliates, shareholders and founders that are parties to the Share Purchase Agreement agreed that, until the earlier of the closing of the Acquisition and the termination of the Share Purchase Agreement, they will not:

•	solicit or encourage any inquiries, discussions or proposals for,

•	continue, propose or enter into any negotiations or discussions looking toward,

•	enter into any agreement or understanding providing for, or

•	provide, or assist UIB or its subsidiaries or affiliates in providing any information to any person for the purpose of,

any acquisition of any capital shares of UIB or its subsidiaries and affiliates or of any part of their respective assets or businesses. Immediate notice will be given to us of any such inquiries, proposals or requests for information.

          We agreed that, until the earlier of closing of the Acquisition and the termination of the Share Purchase Agreement or unless otherwise agreed by the UIB shareholders, we will not merge or consolidate with, or acquire all or substantially all the assets of, or otherwise acquire any business operations of, any other person. We can, however, entertain an unsolicited, bona fide written proposal for a superior transaction or consummate a superior transaction, provided that we will use our best effort to cause the target company in such superior transaction to reimburse UIB and the other parties to the Share Purchase Agreement for the reasonable and documented expenses incurred by them in connection with the transactions contemplated by the Share Purchase Agreement.

NASDAQ Listing

          We agreed that, after making filing the proxy statement in connection with the Acquisition with the Securities and Exchange Commission on Form 6-K, we will apply to have our ordinary shares listed on the Nasdaq Stock Market following the closing of the Acquisition (but do not ensure the approval of such listing application).

Stock Option Plan

          The parties to the Share Purchase Agreement agreed that a proposed stock option plan shall be formulated and agreed by CGNAC and Sound Winner Investments Limited, which shall permit the granting of stock options (including to management and employees) in such amounts as may be determined by the compensation committee of the board of CGNAC following the closing of the Acquisition and shall include 1,210,500 options expected to be awarded over four years.

Board of Directors of the Combined Company

          The parties to the Share Purchase Agreement agreed that the board of directors of CGNAC following the closing of the Acquisition must initially consist of seven members, with five members (three of whom must be independent) designated by the UIB shareholders, two members (one of whom must be independent) designated by us. The independent directors shall satisfy the independence requirements of Nasdaq.

Meeting of Shareholders of CGNAC and Proxy Statement

          We agreed to cause a meeting of our shareholders to be duly called and held for the purpose of voting on the approval of the Share Purchase Agreement and the approval of the transactions and other matters as contemplated or necessitated by our Amended and Restated Memorandum and Articles of Association. We agreed to use our best efforts to cause our board of directors to recommend that our shareholders vote in favor of such matters. In connection with such meeting, we will prepare and mail to our shareholders a proxy statement meeting the requirements of the Securities Exchange Act of 1934, as amended and all other proxy materials for such meeting, and will use our best efforts to obtain the necessary approvals by our shareholders.

          As a condition to us filing and mailing the proxy statement, the other parties to the Share Purchase Agreement agreed to provide us the information reasonably required for the preparation of the proxy statement, which information will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make such information not misleading.

Conditions to the Consummation of the Acquisition

          The obligations of each party to the Share Purchase Agreement to consummate the transactions contemplated by the Share Purchase Agreement are subject to the satisfaction or waiver of the following conditions, among others:

•

the Share Purchase Agreement and the transactions contemplated thereby have been approved by a majority-in-interest of the holders of our ordinary shares, and the aggregate number of our ordinary shares held by our shareholders (other than the shareholders immediately prior to our IPO, or the initial shareholders) who exercise their right to convert their ordinary shares into cash in accordance with our Amended and Restated Memorandum and Articles of Association does not constitute 20% or more of the number of our ordinary shares outstanding as of the date of the Share Purchase Agreement and owned by persons other than the initial shareholders;

•

no order, judgment or decree has been issued by any government authority preventing, restraining or prohibiting the consummation of the transactions contemplated by the Share Purchase Agreement or instrumental to the consummation of such transactions, and no action or proceeding by any governmental authority is pending or threatened by any person seeking to enjoin, modify or prohibit the consummation of such transactions;

•

UIB, its shareholders, subsidiaries, affiliates and founders that are parties to the Share Purchase Agreement have executed and delivered or caused the execution and delivery of the Service Agreement, Equity Pledge Agreement, UIB Purchase Option Agreement, Hezheng Right of First Refusal Agreement and Proxy Agreement as described elsewhere in this proxy statement.

          The obligations of UIB, its shareholders, subsidiaries, affiliates and founders that are parties to the Share Purchase Agreement to consummate the transactions contemplated by the Share Purchase Agreement are subject to the satisfaction or waiver of the following additional conditions, among others:

•

the representations and warranties of CGNAC are, with respect to those qualified by any materiality standard, true and correct as of the closing, and with respect to all others, true and correct in all material respects as of the closing, as if made as of the closing;

•	CGNAC has performed or fulfilled all of its covenants, agreements and obligations required by the Share Purchase Agreement to be performed or fulfilled at or prior to the closing;

•

no material adverse change in the assets, liabilities or financial condition of CGNAC has occurred since the execution date, and there has not occurred any event which would reasonably have a material adverse effect on the operations, financial condition or prospects of CGNAC;

•	CGNAC has obtained and delivered certain third party consents, approvals, legal opinion and miscellaneous deliveries; and

•	the directors and officers of CGNAC who are not continuing as directors and officers of the combined company have resigned.

          The obligations of CGNAC to consummate the transactions contemplated by the Share Purchase Agreement are subject to the satisfaction or waiver of the following additional conditions, among others:

•

the representations and warranties of the other parties are, with respect to those qualified by any materiality standard, true and correct as of the closing, and with respect to all others, true and correct in all material respects as of the closing, as if made as of the closing;

•

the information provided by the other parties to us for the preparation of the proxy statement in connection with the Acquisition accurately reflects UIB and its businesses and does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein no misleading;

•	the other parties have performed or fulfilled all of their covenants, agreements and obligations required by the Share Purchase Agreement to be performed or fulfilled at or prior to the closing;

•

no material adverse change in the assets, liabilities, financial condition or prospects of UIB or its subsidiaries or affiliates has occurred since the execution date, and there has not occurred any event which would reasonably have a material adverse effect;

•	the other parties have obtained and delivered certain third party consents, approvals, legal opinion and miscellaneous deliveries;

•	the UIB shareholders have provided certain financial statements, showing after-tax profits of no less than $3,900,000 for the fiscal year ended December 31, 2007; and

•	we have completed financial, business and legal due diligence of UIB and its subsidiaries and affiliates and are reasonably satisfied with the results of such due diligence.

          “Material adverse effect” is defined to mean any event, occurrence, fact, condition, change or development that has had a material adverse effect on the operations, results of operations, financial condition, assets or liabilities of the applicable party, or on a party’s ability to perform any material obligations under the Share Purchase Agreement, related transaction documents or any other material contract. An adverse effect resulting in any loss, directly or indirectly, of at least US$200,000 or its equivalent, to UIB and its subsidiaries, taken as a whole, will be deemed as a material adverse effect with respect to UIB.

Indemnification

          UIB shareholders and founders that are parties to the Share Purchase Agreement agreed to jointly and severally indemnify and hold harmless the Company from and against, and reimburse the Company, for any damages which the Company may sustain, suffer or incur, as a result of third party claims or otherwise, and which arise from or in connection with or are attributable to the breach of their representations, warranties or covenants under the Share Purchase Agreement. This indemnity will survive the closing of the Acquisition for a period of four years thereafter, except that the indemnity with respect to a breach of the representations and warranties regarding the stock ownership of UIB and its subsidiaries and affiliates and regarding brokers and finders in connection with the Acquisition will survive indefinitely, and the indemnity with respect to a breach of the representations and warranties regarding taxes will survive until six months after the expiration of the applicable statute of limitations.

          We agreed to indemnify and hold harmless the UIB shareholders and founders from and against, and reimburse them, for any damages which they may sustain, suffer or incur, as a result of third party claims or otherwise, and which arise from or in connection with or are attributable to our breach of the representations, warranties or covenants under the Share Purchase Agreement. This indemnity will survive the closing of the Acquisition for a period of four years thereafter, except that the indemnity with respect to a breach of the representations and warranties regarding our share ownership will survive indefinitely.

          Each party to the Share Purchase Agreement is required to give prompt written notice to the other parties of any third party claims or other facts and circumstances known to such party which may entitle the other parties to indemnification under the Share Purchase Agreement, and to comply with certain restrictions specified in the Share Purchase Agreement with respect to the handling of third party claims.

          We are not required, nor are the UIB shareholders and founders required, to indemnify each other unless the aggregate of all amounts for which indemnity would otherwise be due exceeds $50,000, but beyond that, the indemnifying party or parties will be liable for the full amount of damages.

          Any indemnification payments will be deemed to be an adjustment to the consideration for the Acquisition. In such event, we will have the right to adjust any amount due or to be due under the Share Purchase Agreement or any other agreement with the UIB shareholders and founders, including the amounts of our ordinary shares to be issued in consideration for the Acquisition, and, the UIB shareholders and founders will have the right to adjust any amount due or to be due under this Agreement or any other agreement with us.

          In the event that any claim for indemnification is made against the UIB shareholders and founders on behalf of or by right of us, such claims will be determined by an independent committee of our board of directors, which will consist of at least two persons mutually agreed by the UIB shareholders and us, none of which are officers or employees of us or our subsidiary companies or are direct or beneficial owners of 5% or more our voting capital shares. For a period of not less than four years after the closing or until final resolution of such claims on behalf or in right of us, our board of directors will maintain a sufficient number of directors such that we will be able to maintain such an independent committee.

          Notwithstanding the indemnification provisions described above, the UIB shareholders and founders agreed that they have no right to any amounts held in the Trust Account and agreed not to make any claims against the Trust Account.

Termination of the Share Purchase Agreement

          The Share Purchase Agreement may be terminated by giving written notice to the other parties at any time prior to the closing as follows:

•	by written consent of the parties;

•

by us, if UIB, its subsidiaries, affiliates, shareholders and founders amend or supplement the disclosure schedules and such amendment or supplement reflects a material adverse change in the condition, results of operations or prospects of UIB or its subsidiaries or affiliates;

•

by UIB, its subsidiaries, affiliates, shareholders and founders, if we amend or supplement the disclosure schedules and such amendment or supplement reflects a material adverse change in our condition, results of operations or prospects of UIB or its subsidiaries or affiliates;

•

by either us on the one hand, or UIB, its subsidiaries, affiliates, shareholders and founders, on the other hand, if the closing has not occurred by January 31, 2009 (or such later date as may be established by our shareholders as the deadline by which we must complete a business combination);

•

by either us on the one hand, or UIB, its subsidiaries, affiliates, shareholders and founders, on the other hand, if either side breaches its covenants in any material respect, or if its representations and warranties are not true and correct in all material respects at the time made, or if such representations and warranties are not true and correct as of the closing as though they were made as of the closing, except to the extent that they are made as of a specified date prior to the closing date, and in such event, if such breach is subject to cure, the other side has not cured such breach within 10 business days notice from the other side of an intent to terminate;

•

by us if our board of directors has determined in good faith, based upon advice of outside legal counsel, that failure to terminate the Share Purchase Agreement is reasonably likely to result in our board of directors breaching its fiduciary duties to our shareholders by reason of the pendency of an unsolicited, bona fide written proposal for a superior transaction, provided that in such event, we must use our best effort to cause the target company in such superior transaction to reimburse UIB, its subsidiaries, affiliates, shareholders and founders for the reasonable and documented expenses incurred by them in connection with the transactions contemplated by the Share Purchase Agreement; and

•

by either party, if at the meeting of our shareholders, the Share Purchase Agreement and the transactions contemplated thereby fail to be approved by the affirmative vote of the holders of our ordinary shares required under our Amended and Restated Memorandum and Articles of Association, or 20% or more of the number of our ordinary shares held by persons other than our initial shareholders exercise their rights to convert the ordinary shares held by them into cash in accordance with our Amended and Restated Memorandum and Articles of Association.

          Upon the termination of the Share Purchase Agreement, no party will have any right against the other parties and each party will bear its own costs and expenses.

Amendment to the Share Purchase Agreement

          The Share Purchase Agreement may not be amended or modified except by an instrument in writing signed by all the parties thereto.

Contractual Arrangements in Connection with the Corporate Structure of UIB

          Through the contractual arrangements, as provided for in the ancillary agreements attached to the Share Purchase Agreement and as summarized below, XLHY provides consulting services to UIB Beijing and is entitled to (1) receive a substantial portion of the economic benefits from UIB Beijing; (2) exercise effective control over UIB Beijing, and (3) have an exclusive option to purchase all or part of the equity interests in UIB Beijing when and to the extent permitted by PRC laws.

          (1) Service Agreement. XLHY has entered into a Service Agreement with UIB Beijing, pursuant to which, XLHY exclusively provides consulting services to UIB Beijing in exchange for service fees. This agreement enables the transfer of substantial portion of economic interests from UIB Beijing to XLHY.

          (2) Equity Pledge Agreement. XLHY, UIB Beijing and its registered shareholders, Beijing Hua Tian Li He Investment Management Co., Ltd., Shanghai Tian Shi Investment Co., Ltd. and Beijing Dian Wei Investment Co., Ltd., have entered into an Equity Pledge Agreement, pursuant to which, each of the registered shareholders of UIB Beijing has pledged all of its equity interests in UIB Beijing to XLHY to guarantee the performance of contract obligations of UIB Beijing and its registered shareholders, as applicable, under the Service Agreements, Voting Rights Proxy Agreement, Exclusive Purchase Option Agreement and the Equity Pledge Agreement.

          (3) Voting Rights Proxy Agreement. XLHY, UIB Beijing and its registered shareholders, Beijing Hua Tian Li He Investment Management Co., Ltd., Shanghai Tian Shi Investment Co., Ltd. and Beijing Dian Wei Investment Co., Ltd., have entered into a Voting Rights Proxy Agreement, pursuant to which, each of the registered shareholders of UIB Beijing has granted to XLHY and the designee(s) of XLHY, the power to exercise all voting rights of such shareholder, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interests in, and appoint and elect the directors and senior officers of UIB Beijing.

          (4) Exclusive Purchase Option Agreement. XLHY, UIB Beijing and its registered shareholders, Beijing Hua Tian Li He Investment Management Co., Ltd., Shanghai Tian Shi Investment Co., Ltd. and Beijing Dian Wei

Investment Co., Ltd., have entered into an Exclusive Purchase Option Agreement, pursuant to which, each of the registered shareholders of UIB Beijing has irrevocably and unconditionally granted XLHY or its designee(s) an exclusive option to purchase, at any time if and when permitted under PRC laws, all or any portion of the equity interests in UIB Beijing for the lowest price permissible under PRC laws.

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ACQUISITION PROPOSAL.

PROPOSAL 2:

APPROVAL BY ORDINARY RESOLUTION OF AN INCREASE TO THE COMPANY’S SHARE
CAPITAL TO US$63,000 DIVIDED INTO 60,000,000 ORDINARY SHARES OF A PAR VALUE OF
US$0.001 EACH AND 3,000,000 PREFERRED SHARES OF A PAR VALUE OF US$0.001 EACH
(THE “CAPITAL INCREASE PROPOSAL”)

General

          Our board of directors is requesting shareholder approval to increase our authorized share capital to US$63,000 divided into 60,000,000 ordinary shares of a par value of US$0.001 each and 3,000,000 preferred shares of a par value of US$0.001 each.

          In the Share Purchase Agreement, we agreed to take all action necessary to cause a meeting of our shareholders to be held for the purpose of approving the Share Purchase Agreement and the transactions and other matters as contemplated or necessitated by the Share Purchase Agreement. Receipt of the requisite shareholder approval of such matters is a condition to the obligations of the UIB shareholders and other parties to consummate the Acquisition.

          Currently, we have share capital of US$21,000.00 divided into 20,000,000 ordinary shares of a par value of US$0.001 each and 1,000,000 preferred shares of a par value of US$0.001 each. As of November 5, 2008, we had 6,115,000 ordinary shares outstanding and no preferred share outstanding. Furthermore, as of November 5, 2008, there were 5,890,000 outstanding warrants, including 4,990,000 warrants that were issued in our IPO and 900,000 warrants that were held by our founding directors, each for the purchase of one share. In addition, in connection with our IPO, we issued a unit purchase option to the representative of the underwriters which is exercisable for up to a total of 315,000 units. The units issuable upon exercise of this option are identical to those offered by our IPO. Therefore, there are an aggregate of up to 6,520,000 shares that may be issued in the future upon exercise of outstanding warrants and unit purchase option.

          In the Amendment to Share Purchase Agreement, in addition to the cash consideration in the amount of US$2,000,000, we agreed to issue to the UIB shareholders (i) 6,365,001 ordinary shares of CGNAC to be issued at the closing, including 2,000,000 shares of CGNAC to be held in an escrow account, (ii) subject to the company surviving the Acquisition meeting its after-tax profits US$12 million and US$18 million for the fiscal years ending December 31, 2008 and 2009, respectively, 2,000,000 shares of CGNAC held in the escrow account will be released to the current UIB shareholders, and (iii), on an all or none basis, if, on a consolidated basis, the company surviving the Acquisition achieves or exceeds after-tax profits for the fiscal year ending December 31, 2009, 2010, 2011, 2012 and 2013, additional ordinary shares of CGNAC, as detailed below:

Year Ending December 31,	Achieved After-Tax Profits	Additional Ordinary Shares Issuable (amounts do not accumulate)

2009	US$26 million	4,000,000
2010	US$43 million	3,000,000
2011	US$75 million	3,000,000
2012	US$116 million	3,000,000
2013	US$180 million	4,000,000

          Therefore, assuming the satisfaction of all of the performance criteria, there are an aggregate of up to 23,365,001 ordinary shares that may be issued upon the consummation of the Acquisition and within the certain years thereafter to the UIB shareholders. In addition, our current directors have agreed that 50% of the 1,125,000 shares of CGNAC held by them, that is 562,500 shares, shall be held in an escrow account upon the consummation of the Acquisition. Such shares held in the escrow account will be released to the current directors of CGNAC only if the surviving company achieves or exceeds after-tax profits of US$26 million for the fiscal year ending December 31, 2009, failing which such shares will be forfeited.

          The parties to the Share Purchase Agreement agreed that a proposed stock option plan shall be formulated and agreed by CGNAC and Sound Winner Investments Limited, which shall permit the granting of stock options (including to management and employees) in such amounts as may be determined by the compensation committee of the board of CGNAC following the closing of the Acquisition, and shall include 1,210,500 options expected to be awarded over four years.

          In addition, we have agreed to, upon consummation of the Acquisition, issue 50,000 ordinary shares as a finder’s fee to Wenchong Zeng and 120,000 ordinary shares to Greatace Consultant Limited as compensation for the due diligence work they conducted for the Acquisition at the direction of the Company.

          The additional ordinary shares to be authorized by approving the Capital Increase Proposal would have rights identical to our currently outstanding ordinary shares. The preferred shares to be authorized by approving the Capital Increase Proposal would have such designations, powers, preferences and rights as may be designated by the board of directors in the future. Adoption of the Capital Increase Proposal and issuance of the ordinary shares would not affect the rights of the holders of our currently outstanding ordinary shares, except for effects incidental to increasing the number of our ordinary shares outstanding, such as the potential future dilution of the earnings per share and voting rights of current holders of ordinary shares.

Board of Directors of the Combined Company

          The authorized ordinary shares of the Company remaining available is insufficient to permit the issuance of shares potentially required for the Acquisition and in any event will not be sufficient to enable us to respond to potential business opportunities and to pursue important objectives that may be anticipated. Accordingly, our board of directors believes that it is in the best interests of us and our shareholders to increase the authorized share capital, as described above. The board believes that the availability of such shares will provide us with the flexibility to issue such shares for proper corporate purposes that may be identified by the board from time to time, such as financings, acquisitions, strategic business relationships or share dividends. Further, the board believes the availability of additional shares of capital will enable us to attract and retain talented employees through the grant of share options and other share-based incentives. The issuance of additional shares of capital may have a dilutive effect on earnings per share and, for a person who does not purchase additional shares to maintain his or her pro rata interest, on a shareholder’s percentage voting power.

          The authorized shares of capital in excess of those issued from time to time will be available for issuance at such times and for such corporate purposes as the board may deem advisable without further action by our shareholders, except as may be required by applicable laws or the rules of any stock exchange or national securities association trading system on which the shares may be listed or traded. Other than as described above, we do not have any present agreement, understanding, commitment or arrangement which would result in the issuance of the newly authorized ordinary shares or preferred shares sought under this proposal. The board does not intend to issue any ordinary shares or preferred shares except on terms which the board deems to be in the best interests of us and our then-existing shareholders.

          We could also use the additional ordinary shares and preferred shares that would become available for issuance if the proposal is adopted to oppose a hostile takeover attempt or to delay or prevent changes in control or management of the Company. For example, without further shareholder approval, the board could strategically sell ordinary shares in a private transaction to purchasers who would oppose a takeover or favor the then current board.

Vote Required to Approve the Capital Increase Proposal

          The approval by ordinary resolution of the Capital Increase Proposal will require the affirmative vote of a majority of the shares voted on the Capital Increase Proposal. Any shares that are present in person or by proxy at the meeting but that are not voted in favor of the Capital Increase Proposal will be counted in determining whether or not a quorum is present at the meeting but will not be counted as shares that have been voted in favor of the Capital Increase Proposal.

          In connection with the vote required for the Capital Increase Proposal, our initial shareholders, including our directors and executive officers, are not required to vote in the same manner as a majority of our shares voted with respect to such proposal.

          We will not present the Capital Increase Proposal unless our shareholders approve the Acquisition Proposal. If approved, the Capital Increase Proposal will be effectuated upon the consummation of the Acquisition.

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS A VOTE
“FOR” THE CAPITAL INCREASE PROPOSAL.

PROPOSAL 3:

APPROVAL BY SPECIAL RESOLUTION TO CHANGE
THE CORPORATE NAME OF THE COMPANY
TO UIB GROUP LIMITED
(THE “NAME CHANGE PROPOSAL”)

General

          Our board of directors is requesting shareholder approval for the to change of our corporate name to UIB Group Limited.

          In the Share Purchase Agreement, we agreed to take all action necessary to cause a meeting of our shareholders to be held for the purpose of approving the Share Purchase Agreement and the transactions and other matters as contemplated or necessitated by the Share Purchase Agreement. The board of directors believes that the change of our corporate name to “UIB Group Limited” upon the consummation of the Acquisition will better represent the operations of the combined company.

Vote Required to Approve the Name Change Proposal

          The approval by special resolution of the Name Change Proposal will require the affirmative vote of the holders of at least two-thirds of the shares voted on the Name Change Proposal. Any shares that are present in person or by proxy at the meeting but that are not voted in favor of the Name Change Proposal will be counted in determining whether or not a quorum is present at the meeting but will not be counted as shares that have been voted in favor of the Name Change Proposal.

          In connection with the vote required for the Name Change Proposal, our initial shareholders, including our directors and executive officers, are not required to vote in the same manner as a majority of our shares voted with respect to such proposal.

          We will not present the Name Change Proposal unless our shareholders approve each of the Acquisition Proposal and Capital Increase Proposal. If approved, the Name Change Proposal will be effectuated upon the consummation of the Acquisition.

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE NAME CHANGE PROPOSAL.

PROPOSAL 4:

ADJOURNMENT OF THE MEETING, IF NECESSARY OR DESIRABLE, FOR THE PURPOSE OF SOLICITING ADDITIONAL PROXIES IN FAVOR OF THE FOREGOING PROPOSALS (THE “ADJOURNMENT PROPOSAL”)

Proposal

          In the event there are not sufficient votes at the time of the meeting of shareholders to adopt any of the Acquisition Proposal, Capital Increase Proposal or Name Change Proposal, the board of directors may submit a proposal to adjourn the meeting to a later date, or dates, if necessary or desirable, to permit further solicitation of proxies.

Required Vote

          The adoption of the adjournment proposal will require the affirmative vote of the holders of a majority of our shares voted on this proposal at the meeting.

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT THE BUSINESS OF UIB GROUP LIMITED

Overview

          UIB Group Limited (“UIB”) is a leading independent insurance brokerage company operating in China. With approximately 490 employees located in 32 provincial and municipal branches and 41 sub-branches, UIB has built a broad distribution network reaching more than 1,400 counties across China. Servicing clients of approximately 233,000 educational institutions and approximately 110 million students, UIB currently operates the most extensive insurance distribution network in the Chinese education sector. We believe that the established distribution channel enables UIB to effectively and efficiently roll out insurance products.

          Founded in 2001, UIB began its insurance brokerage business in 2003 by distributing insurance products in the education sector. From 2003 to 2007, UIB designed and distributed School Liability Insurance to over 117,000 educational institutions and improved the design of and distributed Student Safety Insurance to over 20 million students. As of October 31, 2008, UIB has signed up to provide School Liability Insurance to approximately 233,000 educational institutions covering approximately 100 million students. The company estimated that approximately 24 million students would be its clients for Student Safety Insurance by the end of 2008. Furthermore, UIB initiated professional risk management services in 2003 which helps UIB strengthen its relationship with clients. As the pioneer who established risk management standards in the Chinese education sector, UIB provided risk management services to 26 out of 32 provincial and municipal education administrative departments as of October 31, 2008.

          As an insurance brokerage company, UIB does not assume underwriting risks. Instead, UIB acts on behalf of its customers in seeking insurance coverage from insurance companies operating in China. UIB closely works with insurance companies to assist its customers in damage assessment and claim settlement. UIB is compensated for its services by commissions and fees paid by insurance companies, typically based on a percentage of the premium paid by the insured. Commission and fee rates generally depend on the type of insurance product, the particular insurance company and the region in which the products are sold.

          The independent insurance intermediary sector in China is at an early stage of development and highly fragmented. UIB believes there is substantial opportunity for further growth and consolidation. UIB intends to take advantage of the opportunity to expand its geographical coverage and bolster its leading position in the education sector while increasing its overall business scope through selective acquisitions. The Chinese education sector, in which UIB currently conducts its businesses, presents substantial growth potential for insurance products designed to meet the demands of students and their families, teachers, educational institutions and related parties. As of December 31, 2007, excluding universities and colleges, the total numbers of students, schools and teachers were 231.8 million, 539,800 and 12.3 million, respectively, according to statistics published by the Ministry of Education of China. UIB believes that growth opportunities are primarily driven by increasing healthcare costs, inadequate social welfare coverage and wide differences in the perceived quality of care provided by various hospitals. China’s social welfare system is still developing and may have difficulty providing adequate coverage for people including children. Additionally, UIB believes that most insurance products available from competitors in the market are not properly designed to meet the needs of educational institutions and students and their families. UIB believes that the weaknesses in these insurance products offer UIB significant opportunities to generate solid growth, deepen market penetration and generate repeat income by designing and distributing products tailored to the needs of its clients. Some of UIB’s products, such as Student Safety Insurance, provide students additional coverage to supplement the social welfare system and are well received by schools and parents. Furthermore, the April 2008 government mandate that require educational institutions to have school liability insurance also provides UIB the opportunity to further expand its market share in the education sector.

          UIB’s business has grown substantially in recent years. Its gross revenues increased from US$6.1 million in 2005 to US$17.1 million in 2007, representing a CAGR of 67.6% in the three-year period. UIB achieved profitability in 2007 with a net income of US$3.9 million, compared with a net income of US$44 thousand in 2005. The business of UIB is seasonal, corresponding to the academic calendar. Both sales and net income have been the highest in the fourth quarter due primarily to policy renewals and new policy sales, which generally occurs at the beginning of September.

Industry overview

General Factors Driving the Growth of the Chinese Insurance Industry

          UIB believes that certain macroeconomic factors have been and will continue to be the key driving forces behind the growth of the Chinese insurance industry. China’s economy has grown rapidly since 1978, when the PRC government began economic reform and gradually opened the country to the outside world. Rapid economic growth has created substantial wealth in the PRC in recent years, particularly in urban areas, where approximately 44.9% of the total population, or over 593 million people, now reside. The following table sets forth certain economic data for the period between 2002 and 2007.

	2002	2003	2004	2005	2006	2007	CAGR (2002 – 2007)

	(in billions of RMB except per capita data)						(%)

Gross Domestic Product (“GDP”)	12,033.3	13,582.3	15,987.8	18,386.8	21,087.1	24,661.9	15.4%
Savings deposits at end of year	8,691.1	10,361.7	11,955.5	14,105.1	16,158.7	17,253.4	14.7%
Per capita annual disposable income of urban households	7,702.8	8,472.2	9,421.6	10,493.0	11,759.5	13786.0	12.4%

Source:        China Statistical Yearbook 2008

          UIB believes that the continued accumulation of wealth, as illustrated by the significant growth in savings deposits and per capita annual disposable income of urban households, presents substantial opportunities for increasing the sales of life insurance products, especially products with saving or investment features. Similarly, in the United States the continued accumulation of wealth also led to an increase in the sale of life insurance products.

The Chinese Insurance Industry

Size and Growth

          The Chinese insurance industry was the third largest in Asia after Japan and South Korea and the 9th largest in the world by premium volume in 2006, according to Sigma Report No. 4/2007 published by Swiss Reinsurance Company. It is also one of the fastest growing insurance industries among the world’s major economies. Between 2002 and 2007, total insurance premiums increased from RMB305.3 billion to RMB703.6 billion (US$92.6 billion), representing a CAGR of 18.2%, according to data published by the Chinese Insurance Regulatory Commission (“CIRC”). The following table sets forth the total insurance premiums received by life insurance companies and property and casualty insurance companies in the PRC from 2002 to 2007 and their respective CAGR.

	2002	2003	2004	2005	2006	2007	CAGR (2002–2007)

	(in billions of RMB)						(%)

Life insurance	227.5	301.1	322.8	369.7	413.2	503.8	17.2%
Property and casualty insurance	77.8	86.9	109.0	123.0	150.9	199.8	20.8%

Source:        Statistical Data of CIRC

Density and Penetration

          Despite rapid growth and achieving substantial scale in recent years, the Chinese insurance industry, measured by insurance density, or per capita premiums, and insurance penetration, or total premiums as a percentage of GDP, remains under-developed compared to the insurance industries of more developed economies. The low insurance density and penetration figures in the PRC suggest that the Chinese insurance market has significant growth potential. The following table sets forth insurance density and penetration data of the PRC and selected countries and regions in 2006.

	Life Insurance		Non-life Insurance(1)

	Density(2)	Penetration(3)	Density(2)	Penetration(3)

	(US$)	(%)	(US$)	(%)

China	34.1	1.7	19.4	1.0
United States	1,789.5	4.0	2,134.2	4.8
United Kingdom	5,139.6	13.1	1,327.1	3.4
Germany	1,136.1	3.1	1,300.7	3.6
France	2,922.5	7.9	1,152.9	3.1
Japan	2,829.3	8.3	760.4	2.2
South Korea	1,480.0	7.9	591.2	3.2
Taiwan	1,800.0	11.6	450.3	2.9
Australia	1,389.0	3.8	1,191.9	3.2

(1)	Accident and health insurance are classified as non-life insurance in Sigma Reports.

(2)	Premiums per capita

(3)	Total premiums as a percentage of GDP

Source:        Sigma Report 04/2007, Swiss Reinsurance Company

Distribution Channels

          Insurance companies in the PRC historically have relied primarily on individual sales agents and direct sales forces to sell their products. The individual sales agents are not employees of the insurance companies. They generally enter into exclusive agency contracts with one insurance company and market and sell insurance products on behalf of that insurance company. As a result of increased competition in recent years, many insurance companies have gradually expanded their distribution channels to include insurance intermediaries such as insurance agencies, insurance brokerages, commercial banks and postal offices. Moreover, some newly established insurance companies have chosen to focus on product development and rely primarily on insurance agencies and brokerages such as UIB in order to distribute their products. The following charts show the percentages of the total premiums by distribution channels in 2007.

Percentages of the Total Premiums by Distribution Channels in 2007

(1)

Ancillary-business agencies refer to entities that distribute insurance products as an ancillary business, such as commercial banks, postal offices, automobile dealerships, airlines and railroad companies.

Source:        CIRC’s Insurance Intermediary Market Development Report 2007

Insurance Intermediaries in the PRC

Overview

          Under the CIRC’s classification, insurance intermediaries in the PRC are classified into the following three types:

•	“professional insurance intermediaries,” which refer to independent insurance agencies, brokerages and adjusting companies such as UIB;

•

“ancillary-business insurance agencies,” which refer to entities that distribute insurance products as an ancillary business, such as commercial banks, post offices, automobile dealerships, airlines and railroad companies; and

•	“insurance salespersons,” which refer to individual sales agents who have signed agency contracts with insurance companies to sell insurance products on behalf of the insurance companies.

          According to the Insurance Intermediary Market Development Report 2007 released by the CIRC, in 2007 insurance companies generated approximately RMB579.3 billion (US$76.3 billion) of premiums through insurance intermediaries, which accounted for approximately 82.3% of total premiums generated in the same year.

          Insurance brokerages such as UIB are entities that have obtained an insurance brokerage license from the CIRC and generally act on behalf of the insurance applicants in seeking insurance coverage from insurance companies. Some insurance brokerages also engage in reinsurance brokering and act on behalf of insurance companies in their dealings with reinsurance companies. The minimum registered capital required to set up an insurance brokerage is RMB5.0 million (US$0.7 million). This is a barrier to entry for those who want to be an insurance broker. Insurance agencies are entities that have obtained an insurance agency license from the CIRC and engage in the sale of insurance products for, and within the authorization of, insurance companies. The minimum registered capital required to set up an insurance agency is RMB500,000 (US$65,800). Insurance adjusting firms are entities that have been approved by the CIRC to engage in activities such as assessments, surveys, authentications and loss estimations.

          Since 2003, the CIRC has adopted a routine approval policy, under which it routinely grants insurance intermediary licenses to applicants that meet specified criteria without setting a limit on the number of licenses to be granted. As a result, the number of professional insurance intermediaries has increased substantially since 2003. Although the collective market share of insurance agencies and brokerages such as UIB is still small compared with the market shares of the other distribution channels, the total premiums generated by insurance agencies and brokerages have increased significantly in 2006 and 2007 and the first half of 2008, the periods for which the CIRC has published relevant industry data. During the same period, the operating results of insurance agencies and brokerages as a whole also improved significantly. The following tables set forth certain data of insurance agencies and brokerages for the years ended December 31, 2006 and 2007 and for the six months ended June 30, 2008:

	For the Year Ended December 31, 2006

	Number(1)	Premiums Generated	Year on Year Growth	Revenue	Year on Year Growth	Net Income (Loss)

		(in billions of RMB)	(%)	(in billions of RMB)	(%)	(in millions of RMB)
Insurance Agencies	1,563	12.7	22.0	1.4	37.0	(23.6)
Insurance Brokerages	303	10.7	6.0	1.4	35.0	107.7

(1)	As of December 31, 2006

Source:	Insurance Intermediary Market Development Report 2006, released by the CIRC

	For the Year Ended December 31, 2007

	Number(1)	Premiums Generated	Year on Year Growth	Revenue	Year on Year Growth	Net Income (Loss)

		(in billions of RMB)	(%)	(in billions of RMB)	(%)	(in millions of RMB)
Insurance Agencies	1,755	19.1	50.5	2.1	52.0	(48.3)
Insurance Brokerages	322	16.7	56.5	2.0	41.4	220.5

(1)	As of December 31, 2007

Source:	Insurance Intermediary Market Development Report 2007, released by the CIRC

	For the Six Months Ended June 30, 2008

	Number(1)	Premiums Generated	Year on Year Growth	Revenue	Year on Year Growth	Net Income (Loss)

		(in billions of RMB)	(%)	(in billions of RMB)	(%)	(in millions of RMB)
Insurance Agencies	1,781	12.4	36.9	1.4	49.0	18.5
Insurance Brokerages	333	9.3	43.6	1.0	24.9	107.9

(1)	As of June 30, 2008

Source:	Insurance Intermediary Market Development Report for the first half of 2008, released by the CIRC

          UIB believes that there are substantial growth opportunities in the professional insurance intermediary sector for the following reasons:

•

The Chinese insurance industry has significant growth potential. UIB believes that the Chinese insurance industry will continue to grow as a result of continued economic growth and changing demographics including growth of the middle class and an aging population. The insurance intermediary sector will benefit from the overall growth of the Chinese insurance industry.

•

Consumer demand will drive the growth of the insurance intermediary sector. As Chinese consumers become more sophisticated, they will seek insurance intermediaries to effectively compare insurance products and services from different insurance companies before making a purchase decision. Moreover, the proliferation of insurance products offered by an increasing number of insurance companies will cause some consumers to seek independent professional advice. Professional insurance intermediaries, such as UIB, that offer insurance products from multiple insurance companies and employ well-trained sales personnel, have extensive distribution channels and have a strong brand image are in a unique position to meet consumer demands.

•

Competition among insurance companies will lead to expansion of distribution channels. As the number of PRC insurance companies has increased, competition has intensified. This has resulted in gradual decreases in the market share of the top four insurance companies in the past few years. UIB believes that insurance companies will increasingly partner with professional insurance intermediaries with effective distribution networks such as UIB to increase sales. Moreover, competition may also force insurance companies to focus on their core competencies such as product development, underwriting and investment management while outsourcing parts of their distribution functions to insurance intermediaries.

•

International practices will increase use of professional insurance intermediaries. International insurance companies are generally more accustomed to relying on independent insurance intermediaries in distributing their products than PRC insurance companies. An increasing number of international insurance companies have recently entered, or plan to enter, the Chinese market. Because they seek to quickly penetrate the market but lack a distribution network and sales force in China, they tend to rely on professional insurance intermediaries with effective distribution networks for the distribution of their products.

•

Favorable regulatory environment will benefit professional insurance intermediaries with potential to grow into nation-wide service providers. In its Insurance Intermediary Market Development Report for the first half of 2007, the CIRC expressed its support for market driven consolidations, the establishment of nation-wide service networks, venture capital and other such investments, and initial public offerings in the professional insurance intermediaries space. UIB believes that this favorable regulatory environment will help firms that already have established an extensive service network to further expand operations and grow into nation-wide service providers.

          Despite rapid growth in recent years, the professional insurance intermediary sector in the PRC is still at an early stage of development and highly fragmented. According to the Insurance Intermediary Market Development Report for the first half of 2008 released by the CIRC, as of June 30, 2008, there were 1,781 insurance agencies and 333 insurance brokerages in the PRC. The top 20 insurance agencies in terms of commission revenue accounted for approximately 29.1% of total commission revenue generated by all insurance agencies in the first half of 2008. The top 20 insurance brokerages in terms of commission revenue accounted for approximately 72.0% of the total commission revenue generated by all insurance brokerages in the first half of 2008. UIB believes that the large number of independent insurance agencies and brokerages, coupled with the small size of many of these companies, presents a number of opportunities for consolidation and growth by acquisition.

Strengths of UIB

The following competitive strengths contribute to UIB’s success and differentiate UIB from other players:

Market Leadership among Professional Insurance Brokers in China

          UIB is a leading professional insurance broker in China in terms of insurance premiums and size of distribution network. According to the Insurance Intermediary Market Development Reports published periodically by the CIRC, UIB Beijing, our affiliated insurance broker, ranked third among China’s top 20 insurance brokers in terms of revenue. UIB Beijing accounted for 6.6% of all revenues generated by the 322 insurance brokerage companies in China in 2007. The leading position has allowed UIB to negotiate favorable commission rates from insurance companies, recruit and retain quality brokers, attract insurance customers, expand into new markets and achieve economies of scale. Its leading position also enables UIB to establish business relationships with leading insurance companies and take advantage of consolidation opportunities to further expand its network.

Dominant Player in Chinese Education Sector

          UIB commands approximately 90% market share of providing insurance brokerage services to the education sector, and is the only insurance broker that offers risk management services to the education sector. During the past few years, the primary products which have been distributed by UIB are School Liability Insurance (“SLI”) and Student Safety Insurance (“SSI”). According to the statistics published by the Ministry of Education in 2007, there are more than 530,000 educational institutions, excluding universities and colleges, in China. As of December 31, 2007, over 30% of these institutions purchased SLI, a market in which UIB holds a 70% share, servicing more than 117,000 institutions with approximately 50 million students. Additionally, UIB provides SSI directly to more than 20 million students, accounting for approximately 15% of the SSI market. Furthermore, as of October 31, 2008, UIB has signed up to provide School Liability Insurance to approximately 233,000 educational institutions covering approximately 100 million students. The company estimated that approximately 24 million students would be its clients for Student Safety Insurance by the end of 2008. The following charts set forth the market share of SLI and SSI business:

Student Liability Insurance (SLI) in 2007

Student Safety Insurance (SSI) in 2007

Unique Position with Educational Institutions through Value-added Service

          As the pioneer who established risk management standards in the Chinese education sector, UIB is currently the only insurance intermediary that provides risk management consultation or cooperation services to 26 out of 32 provincial and municipal education administrative departments, as of October 31, 2008. Furthermore, UIB composed the “Risk Management Report on Chinese Education Industry”, which was included in the CIRC’s annual “China Risk Management Report” in 2007 and 2008. The report provides advice and suggestions to schools and their risk management coordinators on reducing the number of accidents that occur during the academic year.

          After years of assisting educational institutions in risk management, UIB has earned a reputation as the most trusted source for insurance needs and risk management advice. As an established and prominent risk management consultant, UIB is virtually the only insurance intermediary able to directly access customers in schools. Such penetration enabled UIB to distribute SSI to more than 20 million students and SLI to more than

117,000 educational institutions, as of December 31, 2007. Additionally, as of October 31, 2008, UIB has signed up to provide School Liability Insurance to approximately 233,000 educational institutions covering approximately 100 million students. The company estimated that approximately 24 million students would be its clients for Student Safety Insurance by the end of 2008.

Extensive Customer Reach through the Largest Distribution Network in Education Sector

          UIB operates the largest distribution network in the Chinese education sector. Its 32 provincial and municipal branches and 41 sub-branches cover 1,400 out of 2,800 counties across China. As of October 31, 2008, UIB has a distribution network which includes approximately 233,000 schools with approximately 110 million students and approximately 4.5 million faculty and staff members.

          UIB’s deeply rooted position as a risk management consultant in the Chinese education sector allows UIB to negotiate favorable commission rates from insurance companies and continuously roll out new products. It also creates barriers to entry for unestablished firms seeking to enter the school insurance space.

Strong Capability in Designing Products Attractive to both Customers and Insurance Companies

          Through its leading position and wide distribution network UIB has established strong business relationships with most of the top ten insurance companies in China. Through these relationships UIB has developed a number of insurance products such as School Liability Insurance. Furthermore, UIB has set up an Expert Management Committee, which consists of seven prominent actuarial specialists in China, to assist its product design.

          UIB is very familiar with the insurance demand of its clients, including schools, faculty and staff, students and their families. In 2006, UIB surveyed families of approximately six million students regarding their interest in its planned new insurance products. The survey report helped UIB understand the most important needs of students and their families, and resulted in the development of a number of new products that supplement existing social welfare coverage. Using this information, UIB is well-positioned to design competitive products attractive to its customers, distribute and renew policies, provide after-sales support, obtain referrals and seek cross selling opportunities. As of October 31, 2008, UIB has designed and released new, more attractive versions of School Liability Insurance, Student Safety Insurance and Teacher Medical Supplementary Insurance. These products developed jointly with insurance companies can only be distributed by UIB. UIB will offer an expanding and dynamic product and service mix aimed at making UIB an attractive business partner for prominent insurance companies, and enabling UIB to provide customers with quality service and the best insurance products to satisfy their insurance needs.

Scalable operation model and no underwriting risks

          UIB has successfully built a nationwide distribution network reaching approximately 233,000 schools, approximately 4.5 million faculty and staff members, and 110 million students as of October 31, 2008. According to the statistics published by the Ministry of Education in 2007, there are more than 530,000 educational institutions, excluding universities and colleges, in China, which enroll approximately 231.7 million students. With the valuable channel established in the education sector, UIB can continuously roll out new products and increase penetration of its existing products in this enormous market. Even after graduation, former students will likely turn to UIB as a name they can trust for all of their future insurance needs.

          UIB closely works with leading insurance companies in designing and distributing products to the market. UIB processes insurance purchases and claims with insurance companies on behalf of its customers. UIB does not take any underwriting risk as insurance companies do.

Experienced, Passionate Management Team

          In China’s nascent insurance sector, UIB’s top seven executive officers on average have over ten years of insurance industry experience and have deep knowledge of the insurance intermediary industry in China. The Chairman of the Board and Chief Executive Officer, Mr. Chen Xiaoping, was instrumental in founding and organizing Chang’an Insurance Broker Co. Ltd., a state-owned enterprise that has grown to become the largest insurance brokerage firm in China. Under his leadership, UIB has become the third largest player in the insurance brokerage business within four years of its founding. In addition, since its establishment in 2001, UIB has recruited, retained and trained 51 experienced managerial employees, who support its senior management in expanding its operations. Furthermore, the management of UIB believes that the insurance brokerage business in China will grow rapidly due primarily to low insurance density and increasing insurance needs driven by accumulated wealth in China. The management of UIB believes that its distribution network, product design capabilities, favorable position and market leadership will enable UIB to expand its product mix and grow rapidly.

Strategy of UIB

          The goal of UIB is to become the largest independent insurance brokerage in China, and strengthen its leading position as the provider of insurance brokerage and risk management services in the Chinese education sector. To achieve this goal, UIB intends to capitalize on the growth potential of China’s insurance industry and insurance intermediary sector, leverage its competitive strengths and pursue the following elements of its strategy:

Further expand its distribution network and service coverage nationwide.

          The education sector is considered one of the largest insurance market segments in China. As of December 31, 2007, the total education population in China, including students, faculty and staff, was approximately 278 million and the total number of educational institutions was approximately 541,000. To take advantage of the enormous growth potential of the sector and strengthen its leading position, UIB intends to expand its distribution network and service coverage by establishing additional provincial branches and sub-branches to cover more than 2,000 counties during the next few years from its coverage of approximately 1,400 counties as of December 31, 2007. Additionally, UIB is developing a well-trained, low cost sales force to support its sales and services during peak season. Meanwhile, UIB intends to provide risk management services to additional provincial and municipal education administrative departments. The distribution channel in the education sector, in conjunction with its value-added services, enables UIB to continually expand market penetration in its current products and introduce new higher premium insurance products to UIB’s current customers in order to grow organically.

Increase its product and service offerings.

          As a result of rapid economic growth and accumulation of wealth in the PRC in recent years, demand for diverse insurance products is unprecedented. Utilizing its extensive distribution channel, UIB intends to continually develop and introduce new insurance products to its ever-increasing customer base. In 2008, in addition to further increasing its penetration in the school liability insurance and student safety insurance markets, UIB has introduced, Teacher Medical Supplementary Insurance and Vehicle Insurance to educational institutions, faculty and staff, students and their families. These are higher premium insurance products and will allow for rapid revenue growth. Furthermore, UIB believes that it is well positioned to provide risk management consulting services, insurance claims services and settlement-related services to its customers as it already has personnel with relevant expertise in place. UIB intends to actively explore these opportunities and expand its product and service offerings to better meet customers’ needs.

Leverage its strong capiablity in risk management advisory service and liability insurance products development to penetrate into other sectors

          As a risk management advisor in the education sector, UIB has successfully assisted students and schools in reducing the number of accidents on campus, gaining considerable experience in providing such value-added service. Furthermore, UIB has gained rich experience in developing liability insurance products such as School Liability Insurance, which was mandated jointly by Ministry of Education, Ministry of Finance and CIRC in April 2008 for schools other than colleges to have. Liability insurance products to cover potential losses due to accidents have been growing in demand in China. UIB intends to further expand its business to other sectors, such as healthcare, chemicals, and paper manufacturing, by providing risk management services and developing new liability insurance products.

Diversify its business through selected acquisitions and recruitment of experienced brokers.

          The professional insurance intermediary sector in China is still at an early development stage and highly fragmented. UIB believes this offers substantial opportunities for consolidation. While strengthening its leadership in the education sector, UIB intends to expand its insurance brokerage business to other attractive sectors through select acquisitions of high-quality independent insurance brokerages. The acquisitions will be complementary to UIB’s competitive strengths and business model. For instance, UIB has executed a Right of First Refusal Agreement with Beijing Hezheng Insurance Broker Co., Ltd. (“Hezheng”). Through the potential acquisition, UIB can gain immediate access to local communities of handicapped and senior groups. In addition, UIB also has been actively recruiting and will continue to recruit experienced managers and brokers. UIB believes that the recruitment will help it quickly expand its brokerage business.

Further improve its integrated operating platform to support future growth.

          As it grows in size and enters into new regions, UIB will continue to improve its operating platform by:

•	implementing a proprietary, integrated database management system capable of supporting its nation-wide expansion;

•	building a call center with which it provides instantaneous and all-around services to its customers;

•	optimizing and extending its customer services through distributing membership cards; and

•	centralizing branding and marketing efforts.

          UIB believes that further improving its integrated operating platform will facilitate centralized management control, timely execution of its corporate strategy and the establishment of a standardized, transparent and seamless business process, from product research to customer service. In addition, UIB expects its integrated platform to evolve into a scalable operation system that will allow it to attract new customers at lower costs and therefore expedite its expansion.

Continuously strengthen its relationships with leading insurance companies.

          Currently, UIB’s business relationships with the most prominent insurance companies are established and maintained at both the local level between its provincial branches and the local branches of the insurance companies, and at the parent level between insurance companies and UIB Beijing. With its extensive and expanding distribution network, it believes that many opportunities exist for it to forge group-level relationships with insurance companies by entering into master contracts that apply to all of its insurance brokerages nationwide. In order to achieve this, it will continue to increase its customer volumes, improve its post-sale services to the insured and maintain the renewal rate of the insurance policies it distributes. Under these master contracts, it may be able to obtain favorable commission rates and exclusive rights to distribute high-margin products or collaborate with its insurance company partners to custom-develop products to suit the needs of its prospective customers.

Products and Services

          As the largest insurance broker in the Chinese education sector, UIB markets and distributes a number of insurance products. The insurance products, focused on meeting the insurance needs of its customers, are underwritten by many leading insurance companies in China. In conjunction with distributing these products, including School Liability Insurance, Student Safety Insurance and Teacher Medical Supplementary Insurance, UIB also provides certain insurance-related services to its customers as a value added service.

          UIB first began distributing School Liability Insurance policies in 2003 and expanded its product offerings in 2004 to include Student Safety Insurance. UIB generated nearly 100% of its commission revenues from distributing two insurance products, School Liability Insurance and Student Safety Insurance, in 2007. The

insurance products UIB currently distributes, which are primarily underwritten by People’s Insurance Company (Group) of China (“PICC”), Ping An Property, China Pacific Property and China Continent Property & Casualty, are further described below:

School Liability Insurance

          School Liability Insurance is designed to protect educational institutions against financial claims on physical or financial losses of students, teachers or others caused by negligence of schools. Purchasers of this product are generally educational institutions. This product generally provides a guaranteed benefit to schools in the event of death or disability of registered students as a result of an accident due to misconduct or negligence, or a reimbursement of medical expenses to the insured in connection with an accident during the coverage period, which usually is one year. This product typically requires only a single premium payment for each coverage period. Furthermore, UIB also offers free risk management consulting services to the insured to reduce the school risk profile. In April 2008, the Ministry of Education, Ministry of Finance and CIRC mandated that educational institutions have school liability insurance. UIB anticipates continued growth as the government mandate for educational institutions to adopt school liability insurance become more widespread across China.

Student Safety Insurance

          Student Safety Insurance has a term of one year and provides coverage for injury and illness due to accident and supplementary medical treatment and hospitalization insurance. It also provides additional coverage of medical and hospitalization expenses for those that want to supplement the social welfare coverage. It consists of three or four policies including Student and Pre-school Child Accident Insurance, Student and Pre-school Child Fixed Term Life Insurance, Student and Pre-school Accident Medical Insurance and Student and Pre-school Child Hospitalization Insurance. This product typically requires only a single premium payment for each coverage period. Purchasers of this product are generally individuals such as students’ parents.

Teacher Medical Supplementary Insurance

          Teacher Medical Supplementary Insurance has a term of one year and provides faculty and staff additional coverage of medical and hospitalization expenses for those that want to supplement the social welfare coverage. It also covers expenses incurred due to an accident. This product typically requires only a single premium payment for each coverage period. Purchasers are generally current and retired teachers and school staff, who can choose from two sets of coverage.

Comparison of Student Safety Insurance to the Chinese Social Welfare System

          The Chinese social welfare system for individuals younger than 18 years old was established in 2006, but the geographical coverage of the system is still insufficient and restricted to urban areas. The Chinese government selected 2 to 3 cities in each province as trial cities and planned to achieve nationwide social welfare coverage by 2010. However, the general terms of social welfare coverage has been carried out inconsistently among these trial cities. For example, there has been inconsistency with the percentage of coverage it provides and the claims individuals can make. Furthermore, the social welfare system merely provides basic medical coverage to individuals younger than 18 years old. For instance, illness or death due to an accident and medical expenses related to the treatment of most acute diseases, such as paralysis and brain fever, are not covered. The selection of medical treatments, drugs and hospitals is also limited to those chosen by the government. In conclusion, the current social welfare system is still developing and not able to completely satisfy China’s citizens. Supplementary insurance products such as those sold by UIB are necessary for families to have basic medical coverage.

          To illustrate the social welfare system, three trial cities, where UIB generates significant revenues, are selected to provide a comparison in the following table:

		Beijing		Wuhan		Chengdu
Applicant Qualifications	1.	Beijing permanent resident;	1.	Wuhan permanent resident;	1.	Chengdu permanent resident;
	2.	Under 18 years of age for registered student, or under 16 for non-school young person	2.	Under 18 years of age for registered student, or under 18 for non-school young person	2.	Registered pre-college student, or under 18 for non-school young person due to disease and deformity

Premium Per Year	Co-Pay: RMB 50 Subsidy: RMB 50 Total: RMB 100		Co-Pay: RMB 20 Subsidy: RMB 80 Total: RMB 100		Co-Pay: RMB 40 Subsidy: RMB 40 Total: RMB 80

In-Market Time	2007		2007		2007

Coverage(1)	50% to 70% of hospitalization and outpatient expenditures which exceed RMB650		40% to 60% of hospitalization and outpatient expenditures which exceed RMB200 to 800(2)		50% to 70% of hospitalization and outpatient expenditures which exceed RMB1,000(2)
Hospital Selection	Restricted to government-selected and 3 self-selected hospitals		Restricted to government-selected hospitals		Restricted to government-selected hospitals

Claims	Accumulated no more than RMB170,000		Accumulated no more than RMB30,000		Accumulated no more than RMB80,000

Notes:

(1)	The coverage of outpatient expenditures in three cities does not include costs incurred by accidents and medical expenses related with treatment of most acute diseases.

(2)	Outpatient expenditures in Wuhan and Chengdu also cover medical expenses due to general hospital visits.

          In order to illustrate the advantages of UIB’s products supplementing the social welfare system, the below table compares the social welfare system implemented in Beijing with UIB’s products:

		Basic Coverage Under Social Welfare		Student Safety Insurance

Applicant Qualifications	1.	Beijing permanent resident	Student between 3 and 18 years of age
	2.	Under 18 years of age for registered student, or under 16 for young person who is not a student

Premium Per Year	Co-Pay: RMB 50 Subsidy: RMB 50 Total: RMB 100		Total: RMB 80

Coverage	50% to 70% of hospitalization and outpatient expenditures		Accidental death and injury, and hospitalization

Hospital Selection	Restricted to government-selected and 3 self-selected hospitals		No restrictions

Advantage Over Social Welfare Coverage	1.	No accident coverage under social welfare	1.	Coverage for accidents no accident coverage under social welfare
	2.	Only a few acute diseases are covered	2.	Up to 70% of hospitalization expenses not covered by social welfare
	3.	Types of medicine and hospitals can be chosen are restricted	3.	Up to RMB 30,000 for a claim for accidental death and up to RMB 50,000 for hospitalization expenses

Vehicle Insurance

          Vehicle Insurance is the largest segment of property and casualty insurance in the PRC in terms of gross written premiums. UIB distributes both standard automobile insurance policies and supplemental policies, which it refers to as riders, to schools, faculty and staff. UIB and its partner insurance companies believe that teachers are safer drivers, having a lower probability of accidents. The standard automobile insurance policies UIB distributes generally have a term of one year and cover damages caused to the insured vehicle by collision and other traffic accidents, falling or flying objects, fire, explosion and natural disasters. In addition, the typical automobile insurance policies also contain the standard third party liability insurance policies, which cover bodily injury and property damage caused by an accident involving an insured vehicle to a person not in the insured vehicle. The riders cover additional losses, such as liability to passengers, losses arising from vehicle theft and robbery, broken glass and vehicle body scratches.

Other Value-added Services

          In addition to the distribution of insurance products, UIB assists its customers in a number of activities such as policy term negotiation, damage assessment and claim settlement. UIB will establish a 24-hour service center in Beijing, which will enable UIB to better service its customers nationwide, expand its customer database at a central location, and build a one-stop shopping platform for insurance. For instance, when an accident involving an insured vehicle occurs, UIB’s service staff can arrive at the scene more quickly after being notified through the 24-hour call center and then provide onsite assistance to UIB’s customer.

          As the pioneer who established risk management standards in the Chinese education sector, UIB is now the preeminent provider of risk management services to 26 out of the 32 provincial and municipal education administrative departments. UIB has published Education Risk Management since June 2005, a monthly publication primarily targeting clients in the education sector. The contents of this publication consist primarily of regulations on the insurance industry, risk management information, insurance products and case studies. UIB has been working with provincial and municipal education administrative departments, to reduce the number of accidents occurring on campus and during school activities.

Distribution Network and Marketing

          Since beginning its operation in 2003, UIB has become the leading insurance brokerage company servicing the education sector. UIB has built a distribution network that, as of June 30, 2008, consisted of 32 provincial and municipal branches and 41 sub-branches covering 1,400 counties across China. It employs approximately 490 sales personnel, 30 of which are based at UIB’s headquarters in Beijing. The remaining employees work throughout UIB’s branch offices. There are typically 4-5 representatives at each sub-branch and 7-9 representatives at each provincial and municipal branch.

          Currently, the distribution network that UIB has built during the past five years reaches approximately 233,000 schools, approximately 110 million students and approximately 4.5 million faculty and staff members. As an established risk management consultant, UIB is virtually the only insurance intermediary able to directly access customers in schools. Furthermore, risk management consultants at educational institutions and part-time representatives provide UIB with an efficient, low-cost “sales force.” Most schools within the UIB network designate one person to specifically work with UIB concerning risk management issues. UIB also employs more than 4,000 part-time representatives on a seasonal basis to assist in processing policy purchases at the beginning of each academic year. This wide network enables UIB to continue to penetrate the education market with its existing and newly developed insurance products.

Customers

          UIB distributes School Liability Insurance to institutional customers, Student Safety Insurance and Teacher Medical Supplementary Insurance to individual customers, and Vehicle Insurance to both institutional and individual customers. As the only risk management consultant to 26 provincial and municipal education administrative departments, UIB can directly access customers in schools. As of December 31, 2007, UIB’s customer base includes more than 20 million individuals and more than 117,000 institutions. As of October 31, 2008, UIB has signed up to provide School Liability Insurance to approximately 233,000 educational institutions covering approximately 100 million students. The company estimated that approximately 24 million students would be its clients for Student Safety Insurance by the end of 2008. The charts below illustrate the type of customers purchasing each product and the customer growth in each product:

Number of UIB’s institutional customers since 2005

# of schools (000's)

Number of UIB’s individual customers since 2005

# of students (mm)

Insurance Company Partners

          Currently, UIB has established business relationships with over 12 leading insurance companies in the PRC. In the Chinese insurance market, local branches of insurance companies generally have the authority to enter into contracts in their own names with insurance intermediaries. UIB maintains business relationships with local branches of insurance companies within their respective regions. The termination of a business relationship between one of its branches and a local branch of an insurance company generally would have no impact on the business relationships between its other branches and the other branches of the same insurance company.

          For the year ended December 31, 2007, the top five insurance company partners of UIB, after aggregating the business conducted between its branches and the various local branches of the insurance companies, were China

Life, PICC Property & Casualty, Ping An Property, China Pacific Life and China Pacific Property. China Life, PICC Property & Casualty and Ping An Property each accounted for more than 10% of its total commission revenues in 2007, with China Life accounting for 57%, PICC Property & Casualty accounting for 20% and Ping An Property accounting for 13%.

Employees, Brokers and Training

          UIB had 73, 180, 374 and 492 employees as of December 31, 2005, 2006 and 2007, and June 30, 2008, respectively. The following table sets forth the number of our employees by function as of June 30, 2008:

	Number of employees	% of Total
Management and administrative staff	93	18.9%
Financial and accounting staff	93	18.9%
Brokers and marketing staff	259	52.6%
Others	47	9.6%

Total	492	100%

          UIB had temporary contractual relationships with approximately 4,100, 5,500 and 4,700 part-time service representatives as of December 31, 2005, 2006 and 2007, respectively. The part-time service representatives are not employees of UIB and are only compensated by a predetermined monthly wage. UIB employs part-time service representatives primarily to distribute policies within its broad network for approximately three months every year. UIB places a strong emphasis on training its part-time service representatives. Currently, UIB is one of only three qualified insurance brokerage companies authorized by the CIRC to provide continuous training to registered brokers and issue training certificates.

Competition

          A number of industry players are involved in the distribution of insurance products in the PRC. UIB competes for customers on the basis of customer service, product offerings and reputation. UIB’s principal competitors include:

Professional insurance intermediaries

          Insurance intermediaries, such as UIB, are increasing in importance as more consumers are seeking professional advice. However, the professional insurance intermediary sector in China is at an early stage of development and highly fragmented, accounting for only 5.1% and 3.4% of the total insurance premiums generated in China in 2007 and the first quarter of 2008, respectively. Although insurance brokers and agents are the two primary intermediaries that interact directly with consumers, however, there are a few key differences between brokers, such as UIB, and agents in China as set forth below:

	Brokers	Agents
Customers	Advise policyholders	Represent insurance companies

Registered Capital	At least RMB5 million	At least RMB500,000

Restriction on Region Served	Nationwide	Only within the registered region

Number (as of 6/30/2008)	333	1,781

          Insurance brokers generally command higher margins of premium commission than agents do. Insurance brokers, such as UIB, represent the interests of policyholders, and therefore they understand the true needs of customers and develop strong relationships.

          UIB currently has more than 90% market share of the education sector insurance brokerage businesses. HuaYu Insurance Broker Co., Ltd, one of very few competitors in the education sector, generated insurance premiums equivalent to approximately 1% of the total insurance premium generated by insurance brokerage companies operating in the education sector in 2007.

Insurance companies

          Insurance companies frequently rely on their own sales force to distribute their products. The distribution of insurance products in China historically has been dominated by insurance companies, which usually use both in-house sales forces and exclusive sales agents to distribute their own products. UIB believes that it can compete effectively with insurance companies using its extensive network in the education sector, its unique ability to directly access customers in schools, its deep understanding of policyholders’ demand and its focus on top-quality service to clients.

Related Party Transactions

          Beijing Hezheng Insurance Broker Co., Ltd. (“Hezheng”) is the related entity of UIB and engages in the insurance brokerage business in local communities and for handicapped and senior groups in China. Mr. Xiaoping Chen is the largest shareholder and holds 70% equity of Hezheng.

          On October 14, 2008, UIB Beijing entered into a Right of First Refusal Agreement with Hezheng and its shareholders, pursuant to which, the shareholders of Hezheng grant UIB Beijing the right of first refusal to purchase all or part of the equity interests in Hezheng, as well as the right of first refusal to subscribe for Hezheng’s capital increase. In addition, within three years commencing from the consummation of the Acquisition under the Share Purchase Agreement, UIB Beijing is entitled to purchase all or part of Hezheng’s equity interests if the board of directors of the company surviving the Acquisition resolves to do. Under the Hezheng Right of First Refusal Agreement, each of Hezheng and its shareholders covenants that it will not engage in any business that competes with UIB Beijing. With respect to Hezheng, the non-compete covenants will remain effective until its shareholders cease holding any of Hezheng’s equity interests. With respect to the shareholders of Hezheng, each shareholder’s non-compete covenants will survive within the period it holds equity interests in Hezheng and continue for one (1) year after it ceases to be a shareholder of Hezheng. A form of the Right of First Refusal Agreement is attached to the Share Purchase Agreement.

Intellectual Property

          UIB’s brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish its business platform, services and products from those of its competitors and contribute to its competitive advantages in the professional insurance intermediary sector. To protect its intellectual property, UIB relies on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with its employees, partners, contractors and others. UIB has one registered trademark in China, including its corporate logo. The main website of UIB is located at www.chinauib.com.

Facilities

          The headquarters of UIB is located in Beijing, China, where UIB leases approximately 1,380 square meters of office space. Its subsidiaries and consolidated affiliated entities lease approximately 7,100 square meters of office space. In 2007 and the six months ended June 30, 2008, its total rental expenses were US$125,737 and US$67,808, respectively.

Legal Proceedings

          From time to time, UIB is involved in litigation or other legal proceedings incidental to its business. However, UIB does not believe that its business or operations would be materially and adversely affected by any pending litigation or other pending legal proceeding in which it is involved.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
PLAN OF OPERATION OF UIB GROUP LIMITED

          The following is a discussion of UIB’s plan of operation. You should read the following discussion of UIB’s plan of operation together with its financial statements and related notes included elsewhere in this proxy statement. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a discussion of some of those risks and uncertainties, read the sections entitled “Forward Looking Statements” and “Risk Factors.”

Business Overview

          Founded in 2001, UIB Group Limited (“UIB” or the “Company”) together with its affiliates is a leading independent insurance brokerage company operating in China. Beijing Union Insurance Broker Co., Ltd, an affiliate of the Company, started its insurance brokerage business in 2003 by distributing insurance products in the education sector. Since 2003, UIB has been engaged in designing and improving insurance products, and distributing the products to the clients. As of December 31, 2007, UIB has provided more than 117,000 educational institutions with School Liability Insurance and over 20 million students with Student Safety Insurance through its effective distribution channel. As of October 31, 2008, UIB has signed up to provide School Liability Insurance to approximately 233,000 educational institutions covering approximately 100 million students. The company estimated that approximately 24 million students would be its clients for Student Safety Insurance by the end of 2008. UIB has built a broad distribution network reaching more than 1,400 counties across China, with approximately 490 employees located in 32 provincial and municipal branches and 41 sub-branches. This distribution channel, the most extensive network operating in the Chinese education sector, enables UIB to achieve a high degree of effectiveness in continuously rolling out insurance products. Furthermore, UIB initiated professional risk management services for clients in 2003. As the pioneer who established risk management standards in the Chinese education sector, UIB provides risk management service exclusively to 26 out of 32 provincial and municipal education administrative departments as of October 31, 2008. In 2008, UIB intends to further broaden its product offerings with new products, such as Teacher Medical Supplementary Insurance and Vehicle Insurance.

          As an insurance brokerage company, UIB does not assume underwriting risks. Instead, UIB acts on behalf of its customers in seeking insurance coverage from insurance companies operating in China. The Company closely works with insurance companies to assist its customers in damage assessment and claim settlement. UIB is compensated for its services primarily by commissions and fees paid by insurance companies, typically based on a percentage of the premium paid by the insured. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the products are sold.

          UIB’s business has grown substantially in recent years. Its gross revenues increased from US$6.1 million in 2005 to US$17.1 million in 2007, representing a CAGR of 67.6% in the three-year period. UIB achieved profitability in 2007 with a net income of US$3.9 million, compared with a net income of US$44 thousand in 2005. For the six months ended June 30, 2008, UIB’s net revenues and net income were US$7.9 million and US$1.8 million, respectively, representing an increase of 126.1% from the revenues for the same period in 2007. The business of UIB is seasonal, corresponding to the academic calendar. Both total and net income have been the highest in the fourth quarter due primarily to policy renewals and new policy purchase, which generally occurs at the beginning of September.

Critical Accounting Policy

          UIB prepares financial statements in accordance with U.S. GAAP, which requires it to make judgments, estimates and assumptions that affect the reported amounts of its assets and liabilities and the disclosure of its contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables. UIB continually evaluates these judgments and estimates based on its own historical experience, knowledge and assessment of current business and other conditions, its expectations regarding the future based on available information and assumptions that it believes to be reasonable, which together form its basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, UIB’s actual results could differ from those estimates.

          The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. UIB believes the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

          The Group’s revenue is derived principally from the provision of insurance brokerage services. The Company recognizes revenue when all of the following have occurred: persuasive evidence of an agreement with the insurance company exists, services have been provided, the fees for such services are fixed or determinable and collectability of the fee is reasonably assured.

          Brokerage services are considered to be rendered and completed, and revenue is recognized, at the time the insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. The Company believes that it has met all the four criteria of revenue recognition when the premiums are collected by the Company or the respective insurance companies and not before, because collectability is not ensured until receipt of the premium.

Furniture, fixtures and equipment, motor vehicles

          Furniture, fixtures, equipments and motor vehicles are carried at cost, less accumulated depreciation. Expenditures for improvements are capitalized, and expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred. Depreciation has been determined using the straight-line method to the asset’s estimated residual value over the estimated useful lives of the related assets as follows:

Years
Furniture, fixtures and equipment	5
Motor vehicles	5

Results of Operations

          Six Months Ended June 30, 2008 Compared to Six Months Ended June 30, 2007

          Revenues UIB recorded net revenue of US$7.9 million for the six months ended June 30, 2008 representing an increased of 126.1% from US$3.5 million for the six months ended June 30, 2007, primarily as result of expansion of distribution network and customer base. The total number of sub-branches in UIB’s distribution network increased from 25 to 41. In addition, the provincial branches and sub-branches newly established in the first half of 2007 began to generate more revenue in the first half of 2008.

Operating Costs and Expenses

          Selling Expenses UIB’s selling expenses increased by 33.2% from US$2.0 million for the six months ended June 30, 2007 to US$2.7 million for the six months ended June 30, 2008 primarily due to sales growth and expansion of the distribution network.

          The selling expenses of UIB mainly consist of conference and training expenses, payroll and employee benefits for sales staff, office supply expenses and other expenses incurred by its sub-branches in various regions across China. Travel expenses incurred by sales staff increased by US$0.2 million to promote the business. In addition, as UIB established 16 new sub-branches and hired additional sales staff, the office supply expenses increased by US$0.2 million and payroll and employee benefits increased by US$0.2 million.

          General and Administrative Expenses UIB’s general and administrative expenses increased by 43.7% from US$2.0 million for the six months ended June 30, 2007 to US$2.8 million for the six months ended June 30, 2008, primarily as a result of overall expansion of its business.

          The general and administrative expenses of UIB principally comprise payroll and employee benefits for its administrative staff, internal training expenses, travel expenses, and other expenses of its provincial branches. Each of such provincial branches acts as the regional headquarter in its respective region and oversees operations of sub-branches established under it. Payroll and employee benefits for administrative staff increased by US$0.3 million due to hiring of additional administrative personnel. Internal training expenses increased by US$0.15 million, resulting from an increase in internal training for the purposes of introducing new products and improving service quality. Travel expenses and office supply expenses incurred by provincial branches increased by US$0.2 million principally driven by increase of management effort for newly established sub-branches.

          Net Income before Income Taxes As a result of the foregoing factors, we achieved net income before income taxes of US$2.4 million for the six months ended June 30, 2008, compared to a net loss before income taxes of US$0.5 million for the six months ended June 30, 2007

          Income Tax Expense UIB’s income tax expense increased from US$52,558 for the six months ended June 30, 2007 to US$0.6 million for the six months ended June 30, 2008 as a result of increase in net income before income taxes.

          Net Income As a result of the foregoing, UIB had a net income of US$1.8 million for the six months ended June 30, 2008, compared with a net loss of US$0.5 million for the six months ended June 30, 2007.

          Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

          Revenues UIB’s total net revenues increased by US$8.0 million, or 98.5%, from US$8.1 million in 2006 to US$16.1 million in 2007. The increase in commission revenue was mainly attributable to the expansion of distribution network and customer base, including increase in clients, establishment of new provincial branches and sub-branches both in existing markets and new geographic regions. The total number of provincial branches and sub-branches in UIB’s distribution network increased from 27 to 32 and 14 to 34, respectively. As its distribution network expanded in depth, UIB was able to reach a larger base of prospective schools and students and compete more effectively with its competitors. As a result, UIB achieved an 18.1% increase in individual clients of Student Safety insurance products, from 17.1 millions in 2006 to 20.2 millions in 2007 and a 75.1% increase in institution clients of School Liability insurance products, from 66,800 in 2006 to 117,000 in 2007, which results in significant revenue growth in 2007.

Operating Costs and Expenses

          Selling Expenses UIB’s selling expenses increased by 33.2% from US$5.2 million in 2006 to US$6.9 million in 2007 primarily due to rapid sales growth and expansion of distribution network.

          The selling expenses of UIB mainly consist of conference and training expenses, payroll and employee benefits for sales staff, office supply expenses and other expenses incurred by its sub-branches in various regions across China. Conference and training expenses, a major component of the selling expenses, increased by US$0.6 million, as UIB invited more existing customers and prospective school customers and parents of students to attend insurance products promotion conferences and risk management trainings. Similarly, travel expenses incurred by sales staff increased by US$0.4 million. Furthermore, the office supply expenses and office rentals incurred by the sub-branches increased by US$0.1 million and US$0.3 million respectively, due to establishment of 20 new sub-branches.

          General and Administrative Expenses UIB’s general and administrative expenses increased by 33.8% from US$2.8 million in 2006 to US$3.8 million in 2007, primarily as a result of overall expansion of its business and the establishment of 5 new provincial branches.

          The general and administrative expenses of UIB principally comprise payroll and employee benefits for its administrative staff, internal training expenses, travel expenses, and other expenses of its provincial branches. Each of such provincial branches acts as the regional headquarter in its respective region and oversights operations of sub-branches established under it. Payroll and employee benefits for administrative staff increased by US$0.5 million due to hiring of additional administrative personnel. Internal training expenses increased by US$0.2 million, resulting from an increase in internal training for the purposes of introducing new products and enhance service ability.

          Net Income before Income Taxes As a result of the foregoing factors, UIB’s net income before income taxes increased from US$124,556 in 2006 to US$5.4 million in 2007.

          Income Tax Expense UIB’s income tax expense increased from US$99,435 in 2006 to US$1.5 million in 2007 as result of the increase in net income before income taxes.

          Net Income As a result of the foregoing factors, UIB’s net income increased substantially from US$25,121 in 2006 to US$3.9 million in 2007.

          Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

          Net Revenues UIB’s total net revenues increased by US$2.3 million, or 40.6% from US$5.8 million in 2005 to US$8.1 million in 2006. The increase in commission revenue was mainly due to the increase in premium derived from the establishment of 9 new provincial branches and 14 sub-branches in distribution network in 2006. Expansion of distribution network allowed UIB to significantly increase its customer numbers, which was a 119.2% increase in individual clients of Student Safety insurance products, from 7.8 millions in 2005 to 17.1 millions in 2006 and a 265.0% increase in institution clients of School Liability insurance products, from 18,300 in 2005 to 66,800 in 2006.

Operating Costs and Expenses

          Selling Expenses UIB’ selling expenses increased by 36.7% from US$3.8 million in 2005 to US$5.2 million in 2006, which was primarily driven by rapid sales growth and expansion of distribution network.

          The selling expenses of UIB mainly consist of payroll and employee benefits for sales staff, conference and training expenses, travel expenses, and office rental and office supply expenses incurred by its sub-branches in various regions across China. In 2006, UIB established 14 sub-branches under certain provincial branches to further divide markets and provide more customized service to its customers. In addition, during peak season of 2006, UIB hired more temporary individual agents to promote its services efficiently. Employment of additional sales personnel in the new sub-branches and such temporary individual agents drove the payroll and employee benefits for sales staff to increase by US$1 million.

          General and Administrative Expenses The general and administrative expenses of UIB increased by 49.3% from US$1.9 million in 2005 to US$2.8 million in 2006, primarily as a result of overall expansion of business and the establishment of 9 new provincial branches in 2006.

          UIB’s general and administrative expenses principally comprise payroll and employee benefits for its administrative staff, internal training expenses, travel expenses, and other expenses of its provincial branches. The percentage increase of general and administrative expenses was higher than the percentage increase of total net revenues, primarily because UIB incurred significant start-up expenses in connection with the establishment of new provincial branches in 2006. This increase also resulted from an increase of US$0.5 million in payroll and employee benefits for administrative staff in connection with the increase in number of administrative staff. In 2006, UIB hired additional administrative staff to meet the requirements for operation of newly established provincial branches, as well as expansion of existing provincial branches.

          Net Income before Income Taxes As a result of the foregoing factors, UIB’s net income before income taxes increased by 17.1% from US$106,403 in 2005 to US$124,556 in 2006.

          Income Tax Expense UIB’s income tax expense increased by 58.7% from US$62,654 in 2005 to US$99,435 in 2006 primarily as result of the increase in net income before income taxes.

          Net Income As a result of the foregoing, UIB’s net income decreased by 42.6% from US$43,749 in 2005 to US$25,121 in 2006.

Liquidity and Capital Resources

          UIB’s principal sources of liquidity have been cash generated from its operating activities. As of December 31, 2007 and June 30, 2008, it had US$6.8 million and US$12.0 million in cash, respectively. Its principal uses of cash have been to fund its working capital requirements and purchases of automobiles and office equipment. UIB expects to require cash to fund its ongoing business needs, particularly the further expansion of its distribution network and hiring of new staff.

Operating Activities

          Net cash generated from operating activities amounted to US$1.4 million for the six months ended June 30, 2008, primarily attributable to (1) a net income of US$1.8 million, (2) a decrease of US$1.3 million in accounts receivable as a result of the collection of commission generated in the fourth quarter of 2007, (3) a decrease of US$0.8 million in tax payable primarily as a result of payment of the income tax relating to net income generated in the fourth quarter of 2007, which negatively affected operating cash flow.

          Net cash generated from operating activities amounted to US$3.6 million in 2007, primarily attributable to (1) a net income of US$3.9 million, (2) an increase of US$1.5 million in income tax and other tax payable primarily as a result of net income growth, particularly net income generated in the fourth quarter for which relevant tax had not been paid by the end of 2007, (3) an increase of US$0.8 million in accounts payable and accrued liabilities and other payables primarily as a result of the increase in operating costs and expense, particularly expenses incurred in the fourth quarter which have not been paid by the end of 2007, and (4) an increase of US$3.3 million in accounts receivable as a result of the increase in sales, particularly sales in the fourth quarter for which payment had not been received by the end of 2007, which negatively affected operating cash flow.

          Net cash generated from operating activities amounted to US$1.4 million in 2006, primarily attributable to (1) a net income of US$25,121, and (2) an increase of US$1.1 million in accrued liabilities and other payables primarily as a result of the increase in operating costs and expense, particularly expenses incurred in the fourth quarter which have not been paid by the end of 2006

          Net cash generated from operating activities in 2005 was US$0.6 million, primarily attributable to a net income of US$43,749 and a decrease of US$0.4 million in prepayments and other receivables.

Investing Activities

          Net cash used in investing activities for the six months ended June 30, 2008 was US$802,421, resulting primarily from the purchase of automobiles and office equipment.

          Net cash used in investing activities in 2007 was US$774,390, resulting primarily from the purchase of automobiles and office equipment.

          Net cash used in investing activities was US$622,543 in 2006 as a result of the purchase of automobiles and office equipment.

          Net cash used in investing activities was US$403,305 in 2005 as a result of the purchase of automobiles and office equipment.

Financing Activities

          Net cash generated from financing activities amounted to US$4.2 million for the six months ended June 30, 2008, primarily attributable to (1) US$4.3 million proceeds from the capital injection from shareholders, (2) repayments of a loan from a related party amounting to US$0.7 million.

          Net cash generated from financing activities was US$0.7 million in 2007 attributable to loan from a related party, which was fully settled in May 2008.

          Net cash generated from financing activities amounted to US$0.6 million in 2005 as a result of the proceeds from the capital injection from a shareholder.

Capital Expenditures

          UIB incurred capital expenditures of US$403,305, US$622,543, US$802,137 and US$802,421 for the years ended December 31, 2005, 2006, 2007 and the six months ended June 30, 2008, respectively. Its capital expenditures have been used primarily to purchase automobiles and office equipment.

Contractual Obligation and Commitment

          The following states the contractual obligations as of December 31, 2007:

	Payment Due by Dec 31
(in US$thousands)	Total	2008	2009	Thereafter
Operating Lease Obligations	219	117	103	0

Off-Balance Sheet Commitments and Arrangements

          On October 14, 2008, UIB Beijing entered into a Right of First Refusal Agreement with Beijing Hezheng Insurance Broker Co., Ltd. (“Hezheng”) and its shareholders, pursuant to which, the shareholders of Hezheng have granted UIB Beijing the right of first refusal to purchase all or part of the equity interests in Hezheng, as well as the right of first refusal to subscribe for Hezheng’s capital increase. In addition, within three years commencing from the Closing under the Share Purchase Agreement between UIB and ChinaGrowth North Acquisition Corporation, UIB Beijing is entitled to purchase all or part of Hezheng’s equity interests if the board of directors of ChinaGrowth North Acquisition Corporation adopt resolution approving to do so. Under the Hezheng Right of First Refusal Agreement, each of Hezheng and its shareholders covenants that its will not engage in any business that competes with UIB Beijing. With respect to Hezheng, the non-compete covenants will remain effective until its shareholders cease holding any of Hezheng’s equity interests. With respect to the shareholders of Hezheng, each shareholder’s non-compete covenants shall survive within the period it holds equity interests in Hezheng and continue for one (1) year after it ceases to be a shareholder of Hezheng.

          Except the above, UIB has not entered into any arrangement or other commitments to guarantee the payment obligations of any third parties. UIB has not entered into any derivative contracts that are indexed to its shares and classified as shareholders’ equity, or that are not reflected in its consolidated financial statements. In addition, UIB does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. UIB believes that there are no off-balance sheet arrangements that have or are reasonably likely to have a material effect on its financial condition, changes UIB in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosure about Market Risk

Inflation

          Inflation in China has not materially impacted the results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively.

Foreign Exchange Risk

          Substantially, all of revenues, assets and liabilities and most of expenses are transacted in RMB. As a result, the conversion of the revenue into foreign currencies is subject to PRC regulatory restrictions on currency conversion and UIB are exposed to risk posed by fluctuations in the foreign exchange market. The value of the RMB against U.S. dollar and other currencies may fluctuate and is affected by, among other things, changing in China’s political and economic conditions. UIB does not believe that UIB currently has any significant direct foreign exchange risk and has not hedged exposures denominated in foreign currencies or any other derivative financial instruments. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 17.5% appreciation of the RMB against the U.S. dollar by August 31, 2008. There remains significant international pressure on the PRC government to adopt the flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that UIB needs to convert U.S. dollars UIB receive from this business combination into RMB for its operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount UIB receive from the conversion. UIB has not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Recently issued accounting pronouncements

          In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes - An interpretation of FASB Statement No. 109. The interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attributes of income tax positions taken or expected to be taken on tax return. Under FIN 48, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more-likely-than not to be sustained upon audited by the relevant tax authority. The Company does not believe the adoption of FIN 48 will have a material impact on its financial condition or results of operations.

          In September 2006, FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No 87, 88, 106 and 132(R) (SFAS 158). SFAS 158 requires the recognition of the overfunded or underfunded status of a define benefit postretirement plan as an asset or liability in the statement of financial position and the recognition of changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires the measurement of the funded status of a plan as of the date of the year-end statement of financial position. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial condition and results of operations.

          In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Liabilities - including an amendment of FASB Statement No. 115 (SFAS 159).” This Statement creates a fair value option under which an entity may irrevocably elect fair value as the initial and subsequent measurement attribute for certain assets and liabilities, on an instrument-by-instrument basis. If the fair value option is elected for an instrument, all subsequent changes in fair value for that instrument shall be reported in earnings. The Statement is effective for fiscal years beginning after November 15, 2007. The Company does not anticipate that the adoption of SFAS No. 159 will have a material impact on its financial condition or results of operations.

          In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for fiscal years beginning on or after December 15, 2008 and will be applied prospectively. The Company is currently evaluating the potential impact of the adoption of SFAS 141R on its consolidated financial position, results of operations or cash flows.

          In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of Accounting Research Bulletin No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This statement is effective for fiscal years beginning on or after December 15, 2008 and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. The Company is currently evaluating the potential impact of the adoption of SFAS 160 on its consolidated financial position, results of operations or cash flows.

INFORMATION ABOUT CGNAC

          CGNAC is an exempted company under the laws of the Cayman Islands on May 3, 2006 to acquire, through a merger, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business having its primary operations in the PRC. To date, CGNAC’s efforts have been limited to organizational activities, completion of its IPO, the evaluation of possible business combinations, performing due diligence, negotiation and documentation of the Acquisition and the preparation and filing of this proxy statement. The mailing address of CGNAC’s principal executive office is 1818 Canggong Road, Fengxian, Shanghai Chemical Industry Park, Shanghai, China, 201417, and its telephone number is 86-21-5744-8336.

          The IPO and Trust Account. CGNAC was incorporated as an exempted company in the Cayman Islands on May 3, 2006 with an authorized share capital of 20 million shares (par value US$0.001 per share) and 1 million preferred shares (par value US$0.001 per share). CGNAC’s founders contributed US$25,000 to the incorporation CGNAC and were issued 1,125,000 shares in the aggregate. 50% of the 1,125,000 shares of CGNAC held by them, that is 562,500 shares, shall be held in an escrow account upon the consummation of the Acquisition. Such shares held in the escrow account will be released to the current directors of CGNAC only if the surviving company achieves or exceeds after-tax profits of US$26 million for the fiscal year ending December 31, 2009, failing which such shares will be forfeited.

          CGNAC completed its IPO on January 29, 2007 and received net proceeds of approximately US$36,000,000. As of June 30, 2008, an amount of approximately US$40 million (including interest and the underwriters’ deferred compensation of approximately US$2.86 million) of the net proceeds was held in the Trust Account and invested in money market funds. Under the agreement governing the Trust Account, the funds in the Trust Account may only be invested in U.S. government securities having a maturity of one hundred and eighty days or less or in money market funds. The funds will continue to be kept in the Trust Account until the earlier of (a) the consummation of the business combination or (b) distribution of the Trust Account upon CGNAC’s liquidation.

          Deferred compensation payable to the underwriters upon consummation of the Acquisition is US$798,400. In the event that CGNAC does not consummate a business combination by January 29, 2009, CGNAC will be dissolved and the proceeds held in the Trust Account will be distributed to the holders of the shares of CGNAC issued in its IPO (the “Public Shares”). In the event of this distribution, the per share value of the residual assets remaining available for distribution (including the amount held in the Trust Account) may be less than the IPO price of US$8.00 per unit.

          Fair Market Value of UIB. According to CGNAC’s Amended and Restated Memorandum and Articles of Association, the initial target business that CGNAC acquires must have a fair market value equal to at least 80% of our net assets held in the trust account (net of taxes) at the time of this acquisition, determined by our board of directors based on standards that the financial community generally accepts, such as actual and potential sales, earnings, cash flow and book value. Our board of directors has determined that the fair market value of UIB is equal to at least 80% of our net assets.

Automatic Liquidation and Dissolution if No Business Combination

          CGNAC’s Amended and Restated Memorandum and Articles of Association provides that it will continue in existence only until January 29, 2009. This provision may not be amended except in connection with the consummation of a business combination. If CGNAC has not completed the Acquisition or another qualifying transaction by that date, it will be liquidated and dissolved in accordance with the procedure in CGNAC’s Amended and Restated Memorandum and Articles of Association. CGNAC views this provision terminating its corporate life by January 29, 2009 as an obligation to its shareholders and will not take any action to amend or waive this provision to allow CGNAC to survive for a longer period of time, except in connection with the consummation of a business combination. In the case of a voluntary liquidation procedure, a liquidator would give at least 21 days’ notice to creditors of his intention to make a distribution by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the Cayman Islands Official Gazette. The liquidator may also advertise for creditors in newspapers published in other jurisdictions in which CGNAC may have incurred debts. CGNAC anticipates the Trust Account would be liquidated shortly following the expiration of the 21 day period. However, if unforeseen or disputed creditor claims arise, the distribution may be delayed in whole or in part while those claims are adjudicated. As soon as the affairs of CGNAC are fully wound-up, the liquidator must furnish his final report and accounts before a final general meeting, which must be called by a public notice at least one month before it takes place. After the final meeting, the liquidator must furnish a return to the Registrar confirming the date on which the meeting was held, and three months after the date of this filing, CGNAC would be dissolved.

          If CGNAC is unable to complete the Acquisition or an alternative business combination by January 29, 2009, it will distribute to all of its public shareholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the Trust Account, inclusive of any interest, plus any remaining net assets (subject to our obligations under Cayman Islands law to provide for claims of creditors). CGNAC anticipates its liquidator will notify the trustee of the Trust Account to begin distributing these assets promptly after expiration of the 21 day period and anticipates it will take no more than 10 business days to effectuate this distribution. CGNAC’s initial shareholders have waived their rights to participate in any liquidation distribution with respect to the shares that they acquired prior to the IPO. There will be no distribution from the Trust Account with respect to our warrants, which will expire worthless. CGNAC will pay the costs of liquidation from our remaining assets outside of the Trust Account and it anticipates that these assets will be sufficient to cover those costs. However, in the event that unforeseen creditor claims arise and/or costs do exceed the amount held outside the Trust Account, these claims and costs may be met from the funds held in the Trust Account.

          If CGNAC were to expend all of the net proceeds of the IPO, other than the proceeds deposited in the Trust Account, and based on the Trust Account as of September 30, 2008 of approximately US$40.1 million, the initial per-share liquidation price would be approximately US$8.04, or US$0.04 more than the per-unit offering price of US$8.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of CGNAC’s creditors (which could include vendors and service providers it has engaged to assist it in any way in connection with its search for a target business and that are owed money by it, as well as target businesses themselves) which could have higher priority than the claims of CGNAC’s public shareholders. Accordingly, the actual per-share liquidation price could be less than the amounts described above.

          The public shareholders of CGNAC will be entitled to receive funds from the Trust Account only in the event of the Company’s automatic liquidation and subsequent dissolution or if they seek to convert their respective shares into cash upon a business combination which the shareholder voted against and which is completed by CGNAC. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account.

          Additionally, in any liquidation proceedings of CGNAC under Cayman Islands’ law, the funds held in the Trust Account may be included in its estate and subject to the claims of third parties with priority over the claims of its shareholders. To the extent any these claims deplete the Trust Account, CGNAC cannot assure you it will be able to return to the public shareholders the liquidation amounts payable to them. Furthermore, in certain limited circumstances a liquidator of CGNAC might seek to hold a shareholder liable to contribute to its estate to the extent of distributions that they receive in the dissolution of the Trust Account beyond the date of dissolution of the Trust Account. Additionally, CGNAC cannot assure you that third parties will not seek to recover from CGNAC’s shareholders amounts that CGNAC owed to them.

Facilities

          CGNAC maintains our executive offices at 1818 Canggong Road, Fengxian, Shanghai Chemical Industry Park, Shanghai, China, 201417, and its telephone number is 86-21-5744-8336. CGNAC considers its current office space adequate, in light of its lack of an operating business to date.

Officers and Employees

          CGNAC has three officers, Mr. Jin Shi, Mr. Michael W. Zhang and Mr. Teng Zhou, all of whom are also members of its board of directors. These three individuals are not obligated to contribute any specific number of hours per week and intend to continue to devote only as much time as they deem necessary to the affairs of CGNAC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF CGNAC

          You should read the following discussion of the financial condition and results of operations of CGNAC in conjunction with its historical financial statements and related notes contained elsewhere herein. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the following information.

Forward-Looking Statements

          Certain statements contained in this interim report that are not historical facts, including, but not limited to, statements that can be identified by the use of forward-looking terminology such as “may,” “expect,” “anticipate,” “predict,” “believe,” “plan,” “estimate” or “continue” or the negative thereof or other variations thereon or comparable terminology, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. The actual results of the future events described in such forward-looking statements in this interim report could differ materially from those stated in such forward-looking statements due to various factors, including but not limited to, our being a development stage company with no operating history, our dependence on key personnel some of whom may join us following a business combination, our personnel allocating their time to other businesses and potentially having conflicts of interest with our business, our potentially being unable to obtain additional financing to complete a business combination including the proposed business combination discussed below under the heading “Acquisition of UIB Group Limited,” the ownership of our securities being concentrated and those other risks and uncertainties detailed in the Company’s filings with the Securities and Exchange Commission, including our registration statement on Form F-1 originally filed May 25, 2006 and the definitive prospectus thereunder, our annual report on Form 20-F for the year ended December 31, 2007, our other reports filed with Securities and Exchange Commission from time to time, and the uncertainties set forth from time to time in the Company’s filings and other public statements.

Overview

          CGNAC was incorporated on May 3, 2006 as an exempted company for the purpose of affecting a share capital exchange, asset acquisition or other similar business combination with an operating business in a specified industry. Our objective is to acquire an operating business that has its primary operating facilities located in the People’s Republic of China (“PRC”) in any city or province north of the Yangtze River. However, in the event ChinaGrowth South Acquisition Corporation executes a definitive acquisition agreement, then the Company will have no geographic restrictions in identifying and selecting a prospective target business or industry in the PRC, and it may therefore also pursue acquisition opportunities south of the Yangtze River. The Company’s efforts in identifying a prospective target business will not be limited to a particular industry.

          The initial business combination must be with one or more operating businesses whose fair market value, collectively, is equal to at least 80% of the net assets held in the trust account (net of taxes) at the time of acquisition. This business combination may be accomplished by identifying and acquiring a single business or multiple operating businesses contemporaneously.

          CGNAC is using the cash derived from the proceeds of its public offering and the sale of its share capital to effect a business combination.

          There is no limitation on the company ability to raise funds privately or through loans that would allow it to acquire a company or companies with a fair market value in excess of 80% of the net assets at the time of the acquisition; however, management has no current plans or agreements to enter into any such financing arrangements. The company may acquire less than a 100% interest (but will not acquire less than a controlling interest) in one or more target businesses for the initial business combination, in which case the aggregate fair market value of the interest or interests acquired must equal at least 80% of the net assets held in the trust account (net of taxes) at the time of such acquisition. The fair market value of an interest in a target business will be calculated based on the fair market value of the portion of the business acquired and not on the fair market value of the business as a whole.

          On May 24, 2008, CGNAC entered into a Share Purchase Agreement to acquire UIB. All our business activity since inception has related to the company’s formation, consummation of the initial public offering, identification and evaluation of target company opportunities, and negotiation and signing the Share Purchase Agreement with UIB. For the balance of the fiscal year, until the consummation of the Share Purchase Agreement, the business of CGNAC will be focused on the consummation of the acquisition.

Critical Accounting Policies

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

          Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Results of Operations for the Year Ended December 31, 2007

          The company reported interest income of US$1,679,687 and a net profit of US$1,309,766 for the year ended December 31, 2007. The interest income was mostly generated by the funds in the trust account into which the proceeds of our initial public offering (including over-allotment proceeds). During the year ended December 31, 2007, the company incurred US$369,921 in total operating expenses, of which approximately US$83,168 in traveling expenses, US$82,500 was fees paid to Global Vestor Capital Partners LLC, US$60,000 was paid for the audit fees, US$29,803 was for director and officer liability insurance, and approximately US$114,450 was for other operating costs of seeking and evaluating a business combination. These amounts were paid from the net proceeds of the initial public offering that were not deposited into the trust account.

          During the year, the company earned interest income of US$1,679,687 on the net proceeds from the sale of the securities in the initial public offering and the subsequent exercise of the over-allotment option. The income was earned primarily from the interest on money market funds that were purchased with those proceeds on deposit. Until the company enters into a business combination, it will not generate operating revenues from a business enterprise. The company had a net gain of US$1,309,766 for the year ended December 31, 2007.

Results of Operations for the Six Months Period Ended June 30, 2008 and 2007

          For the six months period ended June 30, 2008, the company earned interest income of US$393,967. For the same period ended June 30, 2007, the interest income was US$809,111. The interest income was primarily generated by the funds in the trust account into which the proceeds of the initial public offering (including over-allotment proceeds). The operating expenses during the six months ended June 30, 2008, were US$214,415 of which approximately US$87,434 was for traveling expenses, US$45,000 was fees paid to Global Vestor Capital Partners LLC and approximately US$81,981 was for other operating costs. For the comparative period of 2007, the operating expenses were US$129,108 of which approximately US$29,102 was for traveling expenses, US$37,500 was for fees paid to Global Vestor Capital Partners LLC and approximately US$91,608 was for other operating costs.

          The company had a net gain of US$179,552 for the six month periods ended June 30, 2008, as compared to US$680,003, during the same period of 2007.

Liquidity and Capital Resources

          We were incorporated on May 3, 2006 to affect a share capital exchange, asset acquisition or other similar business combination within one or more operating businesses in PRC in any city or province north of the Yangtze River. We intend to utilize cash derived from the proceeds of our initial public offering and the founding director warrants, our share capital, debt or a combination of cash, share capital and debt, in effecting a business combination.

          For the year ended December 31, 2007, we had no significant operations. On January 29, 2007, we consummated our initial public offering. The net proceeds from (i) the sale of the units, and (ii) the sale of founding director warrants in a private placement transaction prior to the closing of our initial public offering, was approximately US$38,624,000, including the exercise of the underwriters’ over-allotment option. As a result, US$39,988,927 is currently held in trust as of June 30, 2008. We will use substantially all of the net proceeds of our initial public offering to acquire a target business, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the business combination, as described above. To the extent that our share capital is used in whole or in part as consideration to effect a business combination, the balance of proceeds held in the trust account as well as any other net proceeds not expended will be used to finance the operations of the operating business acquired in the business combination.

          We believe that the funds available to us outside of the trust account will be sufficient to allow us to operate until January 29, 2009 (24 months from the completion of our initial public offering), assuming that a business combination is not consummated during that time. Over this time period, we anticipate approximately US$200,000 of expenses for legal, accounting and other expenses attendant to the due diligence investigations, structuring and negotiating of a business combination, US$180,000 for administrative services and support payable to affiliated third parties (up to US$7,500 per month for up to 24 months), US$150,000 of expenses for the due diligence and investigation of a target business, US$50,000 of expenses in legal and accounting fees relating to our SEC reporting obligations and US$120,000 (of which US$50,000 will be used to pay premiums relating to directors and officers liability insurance) for general working capital that will be used for miscellaneous expenses and reserves including the cost of dissolution and reserves, if any. We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. Upon the release of funds held in trust to the Company, we may use the funds for any working capital expenditures and transaction related expenses, including, if applicable, expenses related to finder’s fees which may be payable to unaffiliated third parties. In the event such funds are insufficient, we would raise additional funds through a private offering of debt or equity securities although we have not entered into any such arrangement and have no current intention of doing so. We would only consummate such a fundraising simultaneously with the consummation of a business combination.

          We sold to Morgan Joseph & Co., for US$100, an option to purchase up to a total of 315,000 units. The sale of the option was accounted for as a cost attributable to our initial public offering. Accordingly, there will be no net impact on our financial position or results of operations, except for the recording of the US$100 proceeds from the sale. This option is exercisable on a cashless basis at US$10.00 per unit commencing on the later of the consummation of a business combination and one year from January 29, 2007.

          From inception through June 30, 2008, the company earned interest income of US$2,075,443, most of which was earned on funds held in the trust account since the public offering.

          Management believes the company will have sufficient available funds outside of the trust account to operate through the whole year, however, depending on the expenses of the consummation of the offering, the company may have to borrow funds for further operating expenses. If funds are needed, the company plans to raise additional funds through a private offering of debt or equity securities if such funds are required to consummate a business combination. Management would only consummate such a financing in connection with the consummation of a business combination.

Off-Balance Sheet Arrangements

          We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to that entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

          The following unaudited pro forma condensed combined financial statements give effect to the Share Purchase Agreement dated May 24, 2008 (the “Transaction”) based on the assumptions and adjustments set forth in the accompanying notes, which management believes is reasonable.

          The following unaudited pro forma condensed financial statements and accompanying notes should be read in conjunction with the audited historical financial statements and related notes of ChinaGrowth North Acquisition Corp. (“CGNAC”) and UIB Beijing at December 31, 2007 and for the year then ended, and the unaudited historical financial statements and related notes of CGNAC and UIB at June 30, 2008 and for the six month period then ended, which are included in this document.

          The Transaction will result in the shareholders of UIB obtaining a majority of the voting interest in the combined business. Under generally accepted accounting principles, the company whose shareholders retain the majority voting interest in a combined business is generally treated as the acquirer for accounting purposes. Because CGNAC does not have any assets with operating substance except cash, the Transaction has been accounted for as a reorganization and recapitalization of UIB.

          The following unaudited pro forma condensed balance sheet combines the financial position of UIB and CGNAC as of June 30, 2008 as if the Transaction occurred on June 30, 2008. The following unaudited pro forma condensed combined income statements give effect to the reorganization and recapitalization transaction of UIB assuming that the reorganization and recapitalization transaction took place on January 1, 2007.

          The following unaudited pro forma condensed combined financial statements have been prepared using two different levels of approval of the Transaction by the CGNAC shareholders, as follows:

•	Assuming Maximum Approval: This presentation assumes that 100% of CGNAC shareholders approve the Transaction; and

•	Assuming Minimum Approval: This presentation assumes that only 80.01% of CGNAC shareholders approve the Transaction.

          We are providing this information to aid you in your analysis of the financial aspects of the Transaction. The unaudited pro forma condensed consolidated financial statements described above should be read in conjunction with the historical financial statements of UIB and CGNAC and the related notes thereto. The unaudited pro forma information is not necessarily indicative of the financial position or results of operations that may have actually occurred had the Transaction taken place on the dates noted, or the future financial position or operating results of the combined company.

          The unaudited pro forma combined financial information is presented for illustrative purposes only and is not necessarily indicative of the operation results that would have actually achieved if the Share Purchase Agreement had consummated as of the beginning of the period indicated, nor is it necessarily indicative of the future operating results of the combined business.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PRO FORMA ADJUSTMENTS

(a) to record release of funds held in trust by CGNAC

(b) to record the two million U.S. dollars (US$2,000,000) in cash to the original shareholders of UIB by CGNAC

(c) to record the issuance of 4,535,001 common shares of CGNAC with a par value of US$.001 per share for the entire stock of UIB at closing and to reflect the change in par value of UIB stock upon its merger into CGNAC; additionally, 2,000,000 common shares of CGNAC will be held in the escrow account at closing and will be released to the current UIB shareholders only when the company surviving the Acquisition meeting its after-tax profits US$12 million and US$18 million for the fiscal years ending December 31, 2008 and 2009, respectively

(d1) assuming maximum approval, to reclassify ordinary shares held in trust to permanent equity

(d2) assuming minimum approval, to record refund of funds to dissenting shareholders

(e) to eliminate retained earning of CGNAC as UIB will be the continuing entity for accounting purposes

(f) to pay the remaining amount due to underwriter upon consummation of business combination

(g) to record the 50% initial shares, owned by CGNAC pre-IPO initial shareholders, that held in the escrow account at closing. Such shares held in the escrow account will be released to the current directors of CGNAC only if the surviving company achieves or exceeds after-tax profits of US$26 million for the fiscal year ending December 31, 2009, failing which such shares will be forfeited

(h) pro forma net income per share was calculated by dividing pro forma net income by the weighted average number of shares outstanding as follows:

	Six months ended June 30, 2008		Year ended December 31, 2007
	Assuming Maximum Approval (100%)	Assuming Minimum Approval (80.01%)	Assuming Maximum Approval (100%)	Assuming Minimum Approval (80.01%)
Shares issued in the Transaction(1)	4,535,001	4,535,001	4,535,001	4,535,001
CGNAC weighted average shares	5,552,500	4,554,999	5,552,500	4,554,999
	10,087,501	9,090,000	10,087,501	9,090,000

CGNAC incremental shares relating to warrants	1,188,882	1,188,882	1,055,432	1,055,432
	11,276,383	10,278,882	11,142,933	10,145,432

(1) Includes 170,000 shares issued to finder and due diligence team under each of the two different levels of approval.

ChinaGrowth North Acquisition Corporation
Pro Forma Combined Balance Sheet (Maximum Assumption)
June 30, 2008

	UIB	CG North	Pro Forma Adjustment		Pro Forma Combined

ASSETS
Current assets:
Cash and cash equivalents	$12,030,012	$146,561	$39,190,527	(a)	$49,367,100
			(2,000,000)	(b)
Investment held in trust	—	39,190,527	(39,190,527)	(a)	—
Investment held in trust for Underwriters	—	798,400	(798,400)	(f)	—
Commissions receivable	2,353,378	—			2,353,378
Prepayments and other receivables	521,132	2,709			523,841

Total current assets	14,904,522	40,138,197			52,244,319

Non-current assets
Furniture, fixtures and equipment, motor vehicles, at cost	2,289,637	—			2,289,637
Deferred offering costs	60,023	—			60,023

Total assets	$17,254,182	$40,138,197	$(2,798,400)		$54,593,979

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$253,728	—			$253,728
Receipts in advance	415,847	—			415,847
Tax payable	826,632	—			826,632
Accrued liabilities and other payables	2,347,803	61,140			2,408,943
Amount due to a related party	16,318	—			16,318
Due to Underwriters	—	798,400	(798,400)	(f)	—

Total current liabilities	3,860,328	859,540	(798,400)		3,921,468

Ordinary shares subject to possible conversion to cash (997,501 shares at conversion value)	—	7,993,787	(7,993,787)	(d1)	—

COMMITMENTS
Shareholders’ equity:
Preferred shares—$.001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—			—

Ordinary shares	—	6,115	4,365	(c)	10,088
			170	(c)
			(563)	(g)
Capital	50,000	—	(50,000)	(c)	—
Capital contribution receivable	(50,000)	—	50,000	(c)	—
Additional paid-in capital	6,709,013	29,804,370	(2,000,000)	(b)	43,977,582
			(4,365)	(c)
			563	(g)
			(170)	(c)
			7,993,787	(d1)
			1,474,385	(e)
Retained earnings/(deficit) accumulated during the development stage	5,648,358	1,474,385	(1,474,385)	(e)	5,648,358
Accumulated other comprehensive income
Foreign currency translation adjustment	1,036,483	—			1,036,483

Total shareholders’ equity	13,393,854	31,284,870	5,993,787		50,672,511

Total liabilities and shareholders’ equity	$17,254,182	$40,138,197	$(2,798,400)		$54,593,979

ChinaGrowth North Acquisition Corporation
Pro Forma Combined Balance Sheet (Minimum Assumption)
June 30, 2008

	UIB	CG North	Pro Forma Adjustment			Pro Forma Combined

ASSETS
Current assets:
Cash and cash equivalents	$12,030,012	$146,561	$39,190,527	(a	)	$41,373,313
			(2,000,000)	(b	)
			(7,993,787)	(d2)

Investment held in trust	—	39,190,527	(39,190,527)	(a	)	—
Investment held in trust for Underwriters	—	798,400	(798,400)	(f	)	—
Commissions receivable	2,353,378	—				2,353,378
Prepayments and other receivables	521,132	2,709				523,841

Total current assets	14,904,522	40,138,197				44,250,532

Non-current assets
Furniture, fixtures and equipment, motor vehicles, at cost	2,289,637	—				2,289,637
Deferred offering costs	60,023	—				60,023

Total assets	$17,254,182	$40,138,197	$(10,792,187)			$46,600,192

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$253,728	—				$253,728
Receipts in advance	415,847	—				415,847
Tax payable	826,632	—				826,632
Accrued liabilities and other payables	2,347,803	61,140				2,408,943
Amount due to a related party	16,318	—				16,318
Due to Underwriters	—	798,400	(798,400)	(f	)	—

Total current liabilities	3,860,328	859,540				3,921,468

Ordinary shares subject to possible conversion to cash (997,501 shares at conversion value)	—	7,993,787	(7,993,787)	(d2)		—

COMMITMENTS
Shareholders’ equity:
Preferred shares—$.001 par value;1,000,000 shares authorized; no shares issued and outstanding	—	—				—

Ordinary shares	—	6,115	4,365	(c	)	10,088
			170	(c	)
			(563)	(g	)
Capital	50,000	—	(50,000)	(c	)	—
Capital contribution receivable	(50,000)	—	50,000	(c	)	—
Additional paid-in capital	6,709,013	29,804,370	(170)	(c	)	35,983,795
			(2,000,000)	(b	)
			(4,365)	(c	)
			563	(g	)
			1,474,385	(e	)
Retained earnings/(deficit) accumulated during the development stage	5,648,358	1,474,385	(1,474,385)	(e	)	5,648,358
Accumulated other comprehensive income
Foreign currency translation adjustment	1,036,483	—				1,036,483

Total shareholders’ equity	13,393,854	31,284,870	(2,000,000)			42,678,724

Total liabilities and shareholders’ equity	$17,254,182	$40,138,197	$(10,792,187)			$46,600,192

ChinaGrowth North Acquisition Corporation
Pro Forma Combined Statement of Income (Maximum Assumption)
For the Six Months Ended June 30, 2008

	UIB		CG North		Pro Forma Adjustment	Pro Forma Combined

Commission and fee income		$8,324,574		$—	$	$8,324,574
Less: Business tax		(453,453)		—		(453,453)

Commission and fee income, net		7,871,121		—		7,871,121

General and administrative expenses		(2,814,862)		(214,415)		(3,029,277)
Sales and marketing expenses		(2,680,827)		—		(2,680,827)

Income(loss) from operations		2,375,432		(214,415)		2,161,017

Other income		6,502		—		6,502
Financial income		18,477		393,967		412,444

Net income(loss) before income taxes		2,400,411		179,552		2,579,963

Income tax expenses		(612,898)		—		(612,898)

Net income (loss)		$1,787,513		$179,552	$	$1,967,065

Net income (loss) per share	$		$		$	$0.17

ChinaGrowth North Acquisition Corporation
Pro Forma Combined Statement of Income (Minimum Assumption)
For the Six Months Ended June 30, 2008

	UIB		CG North		Pro Forma Adjustment	Pro Forma Combined

Commission and fee income		$8,324,574		$—	$	$8,324,574
Less: Business tax		(453,453)		—		(453,453)

Commission and fee income, net		7,871,121		—		7,871,121

General and administrative expenses		(2,814,862)		(214,415)		(3,029,277)
Sales and marketing expenses		(2,680,827)		—		(2,680,827)

Income(loss) from operations		2,375,432		(214,415)		2,161,017

Other income		6,502		—		6,502
Financial income		18,477		393,967		412,444

Net income(loss) before income taxes		2,400,411		179,552		2,579,963

Income tax expenses		(612,898)		—		(612,898)

Net income (loss)		$1,787,513		$179,552	$	$1,967,065

Net income (loss) per share	$		$		$	$0.19

ChinaGrowth North Acquisition Corporation
Pro Forma Combined Statement of Income (Maximum Assumption)
Year Ended December 31, 2007

	UIB		CG North		Pro Forma Adjustment	Pro Forma Combined

Commission and fee income		$17,072,993		$—	$	$17,072,993
Less: Business tax		(1,013,640)		—		(1,013,640)

Commission and fee income, net		16,059,353		—		16,059,353

General and administrative expenses		(3,790,225)		(369,921)		(4,160,146)
Sales and marketing expenses		(6,879,590)		—		(6,879,590)

Income(loss) from operations		5,389,538		(369,921)		5,019,617

Other income		18,389		—		18,389
Financial income		20,648		1,679,687		1,700,335

Net income(loss) before income taxes		5,428,575		1,309,766		6,738,341

Income tax expenses		(1,501,172)		—		(1,501,172)

Net income (loss)		$3,927,403		$1,309,766	$	$5,237,169

Net income (loss) per share	$		$		$	$0.47

ChinaGrowth North Acquisition Corporation
Pro Forma Combined Statement of Income (Minimum Assumption)
Year Ended December 31, 2007

	UIB		CG North		Pro Forma Adjustment	Pro Forma Combined

Commission and fee income		$17,072,993		$—	$	$17,072,993
Less: Business tax		(1,013,640)		—		(1,013,640)

Commission and fee income, net		16,059,353		—		16,059,353

General and administrative expenses		(3,790,225)		(369,921)		(4,160,146)
Sales and marketing expenses		(6,879,590)		—		(6,879,590)

Income(loss) from operations		5,389,538		(369,921)		5,019,617

Other income		18,389		—		18,389
Financial income		20,648		1,679,687		1,700,335

Net income(loss) before income taxes		5,428,575		1,309,766		6,738,341

Income tax expenses		(1,501,172)		—		(1,501,172)

Net income (loss)		$3,927,403		$1,309,766	$	$5,237,169

Net income (loss) per share	$		$		$	$0.52

BENEFICIAL OWNERSHIP OF SECURITIES

          The following table sets forth information regarding the beneficial ownership of our ordinary shares as of November 5, 2008 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our officers and directors; and

•	all our officers and directors as a group

          Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Common Stock (2)

Xuesong Song(3)	375,000	6.1%

Jin Shi(4)	187,500	3.1%

Michael W. Zhang(5)	187,500	3.1%

Teng Zhou(6)	150,000	2.4%

Xuechu He(7)	225,000	3.7%

All directors and executive officers as a group (five individuals)(8)	1,125,000	18.4%

Principal Shareholders:

HBK Investments, LP, HBK Services LLC, HBK Partners II LP,
HBK Management LLC and HBK Master Fund LP(9)	610,000	9.9%

Sapling LLC and Fir Tree, Inc.(10)	605,000	9.9%

David M. Knott and Dorset Management Corp(11)	500,000	8.2%

QVT Financial LP and QVT Financial GP LLC,
QVT Fund LP, QVT Associates GP, LLC(12)	488,165	7.98%

Bulldog Investors, Phillip Goldstein and Andrew Dakos(13)	551,300	7.68%

President and Fellows of Harvard College(14)	400,000	6.5%

Polar Securities Inc. and North Pole Capital Master Fund(15)	338,700	5.5%

(1)	The business address of each of the individuals is 1818 Canggong Road, Fengxian, Shanghai Chemical Industry Park, Shanghai, China 201417.

(2)	Assumes only the sale of 4,990,000 units in our initial public offering, but not the exercise of the 4,990,000 warrants to purchase our ordinary shares included in such units.

(3)	Mr. Song is the chairman of the board of our Company. Legal title to the 375,000 shares is held by Chum Capital Group Limited. Mr. Song is the sole beneficial owner of Chum Capital Group Limited.

(4)

Mr. Shi is the chief executive officer and a director of our Company. Legal title to the 187,500 shares is held by Global Vestor Capital Partners LLC. Mr. Shi and Mr. Zhang are the sole beneficial owners of Global Vestor Capital Partners LLC.

(5)

Mr. Zhang is the chief financial officer, secretary and a director of our Company. Legal title to the 187,500 shares is held by Global Vestor Capital Partners LLC. Mr. Zhang and Mr. Shi are the sole beneficial owners of Global Vestor Capital Partners LLC.

(6)

Mr. Zhou is the executive vice president, business development and a director of our Company. Legal title to the 150,000 shares is held by Venture Link Assets Limited. Mr. Zhou is the sole beneficial owner of Venture Link Assets Limited.

(7)	Mr. He is a director of our Company. Legal title to the 225,000 ordinary shares is held by Guorun Group Limited. Mr. He is the sole beneficial owner of Guorun Group Limited.

(8)	50% of the 1,125,000 shares of CGNAC held by them, that is 562,500 shares, shall be held in an escrow account upon the consummation of the Acquisition. Such shares held in the escrow account will be released to the current directors of CGNAC only if the surviving company achieves or exceeds after-tax profits of US$26 million for the fiscal year ending December 31, 2009, failing which such shares will be forfeited.

(9)	Information based on the most recent Form 13G filed by such owners. The business address of such owner is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

(10)	Information based on the most recent Form 13G filed by such owners. The business address of such owners is 505 Fifth Avenue, 23rd Floor, New York, New York 10017.

(11)	Information based on the most recent Form 13G filed by such owners. The business address of such owner is 485 Underhill Boulevard, Suite 205, Syosset, New York 11791.

(12)	Information based on the most recent Form 13G filed by such owners. The business address of such owner is 1177 Avenue of the Americas, 9th Floor, New York, New York 10036

(13)	Information based on the most recent Form 13G filed by such owners. The business address of such owners is Park 80 West, Plaza Two, Saddle Brook, NJ 07663.

(14)	Information based on the most recent Form 13G filed by such owners. The business address of such owner is c/o Harvard Management Company, Inc., 600 Atlantic Avenue Boston, MA 02210.

(15)	Information based on the most recent Form 13G filed by such owners. The business address of the such owners is 372 Bay Street, 21st floor, Toronto, Ontario M5H 2W9, Canada.

          Our officers and directors, or their designees, have collectively purchased in a private placement transaction a combined total of 900,000 warrants from us at a price of US $1.20 per warrant. These warrants, which we collectively refer to as the founding director warrants, will not be sold or transferred by the purchasers who initially purchase these warrants from us until the completion of our initial business combination. The US $1,080,000 purchase price of the founding director warrants was added to the proceeds of our initial public offering to be held in the trust account pending our completion of one or more business combinations. If we do not complete one or more business combinations that meet the criteria described in this proxy statement, then the US$1,080,000 purchase price of the founding director warrants will become part of the liquidation distribution to the public shareholders and the founding director warrants will expire worthless.

          Our initial shareholders, which include all of our officers and directors, collectively, beneficially own 18.4% of our issued and outstanding ordinary shares. Because of this ownership block, these shareholders may be able to effectively influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions other than approval of a business combination. All of these ordinary shares were placed in escrow with American Stock Transfer & Trust Company, as escrow agent, until one year following the consummation of a business combination.

          During the escrow period, the holders of these shares will not be able to sell or transfer their securities, except to their spouses and children or trusts established for their benefit, but will retain all other rights as our shareholders, including, without limitation, the right to vote their ordinary shares and the right to receive cash dividends, if declared. If dividends are declared and payable in ordinary shares, such dividends will also be placed in escrow. If we are unable to effect a business combination and thus we automatically dissolve and subsequently liquidate the trust account, none of our initial shareholders will receive any portion of the liquidation proceeds with respect to ordinary shares owned by them prior to the effective date of our initial public offering.

          The initial shareholders have also agreed to escrow their founding director warrants until the consummation of a business combination.

          Each of Messrs. He, Shi, Zhou, Zhang and Song is deemed to be our “parent” and “promoter,” as these terms are defined under the Federal securities laws.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CGNAC

Transactions with Our Directors and Executive Officers

In May 2006, we issued 1,125,000 ordinary shares for the benefit of the individuals set forth below for an aggregate amount of US$25,000 in cash, at an average purchase price of approximately US$0.001 per share, as follows:

Name	Number of shares	Relationship to Us

Xuesong Song(1)	375,000	Chairman of the Board
Jin Shi(2)	187,500	Chief Executive Officer and Director
Michael W. Zhang(3)	187,500	Chief Financial Officer, Secretary and Director
Teng Zhou(4)	150,000	EVP, Business Development and Director
Xuechu He(5)	225,000	Director

(1)	Legal title to the 375,000 shares is held by Chum Capital Group Limited. Mr. Song is the sole beneficial owner of Chum Capital Group Limited.

(2)	Legal title to the 187,500 shares is held by Global Vestor Capital Partners LLC. Mr. Shi and Mr. Zhang are the sole beneficial owners of Global Vestor Capital Partners LLC.

(3)	Legal title to the 187,500 shares is held by Global Vestor Capital Partners LLC. Mr. Zhang and Mr. Shi are the sole beneficial owners of Global Vestor Capital Partners LLC.

(4)	Legal title to the 150,000 shares is held by Venture Link Assets Limited. Mr. Zhou is the sole beneficial owner of Venture Link Assets Limited.

(5)	Legal title to the 225,000 ordinary shares is held by Guorun Group Limited. Mr. He is the sole beneficial owner of Guorun Group Limited.

          50% of the 1,125,000 shares of CGNAC held by our directors and executive officers, that is 562,500 shares, shall be held in an escrow account upon the consummation of the Acquisition. Such shares held in the escrow account will be released to the current directors of CGNAC only if the surviving company achieves or exceeds after-tax profits of US$26 million for the fiscal year ending December 31, 2009, failing which such shares will be forfeited.

          Our officers and directors, or their designees, have collectively purchased a combined total of 900,000 of our warrants from us at a price of US$1.20 per warrant. These warrants, which we collectively refer to as the founding director warrants, will not be sold or transferred by the purchasers who initially purchase these warrants from us until the completion of our initial business combination. The US$1,080,000 purchase price of the founding director warrants were added to the proceeds of our initial public offering which are held in the trust account pending our completion of one or more business combinations. If we do not complete one or more business combinations that meet the criteria described in this proxy statement, then the US$1,080,000 purchase price of the founding director warrants will become part of the liquidation distribution to our public shareholders and the founding director warrants will expire worthless.

          The holders of the majority of the 1,125,000 shares, together with the holders of the founding director warrants, will be entitled to require us, on up to two occasions, to register these shares and the 900,000 founding director warrants and the 900,000 ordinary shares underlying the founding director warrants, pursuant to a registration rights agreement filed as an exhibit to our Form F-1. The holders of the majority of these shares and the founding director warrants may elect to exercise these registration rights at any time after the date on which these ordinary shares and founding director warrants are released from escrow, which, except in limited circumstances, is not before the one year from the consummation of a business combination in the case of the ordinary shares, and the consummation of a business combination in the case of the founding director warrants. In addition, these shareholders and the holders of the founding director warrants have certain “piggy-back” registration rights on registration statements filed subsequent to the date on which these ordinary shares are released from escrow or the founding director warrants become exercisable, as the case may be. We will bear the expenses incurred in connection with the filing of any such registration statements.

          Because the founding director warrants sold in the Regulation S private placement were originally issued pursuant to an exemption from registration requirements under the federal securities laws, founding director warrants will be exercisable even if, at the time of exercise, a prospectus relating to the ordinary shares issuable upon exercise of such warrants is not current.

          Commencing on the effective date of our initial public offering through the acquisition of the target business, we have agreed to pay Global Vestor Capital Partners LLC, an affiliate of Jin Shi, our chief executive officer and director, and Michael Zhang, our chief financial officer, secretary and director, up to US$7,500 per month for use of office space, utilities, administrative, technology and secretarial services. This arrangement is being agreed to by Global Vestor Capital Partners LLC for our benefit and is not intended to provide Mr. Shi or Mr. Zhang compensation in lieu of salary. We believe, based on rents and fees for similar services in Shanghai, the PRC, that such fees are at least as favorable as we could have obtained from an unaffiliated person. This arrangement will terminate upon completion of a business combination or the distribution of the trust account to our public shareholders.

          Each of Messrs. He, Shi, Zhou, Zhang and Song is deemed to be our “parent” and “promoter,” as these terms are defined under the Federal securities laws.

          We will reimburse our officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target businesses and business combinations (including possible payments to unaffiliated third parties for their performance of due diligence). There is no limit on the amount of accountable out-of-pocket expenses reimbursable by us, which will be reviewed only by our board or a court of competent jurisdiction if such reimbursement is challenged. Accountable out-of-pocket expenses incurred by our officers and directors will not be repaid out of proceeds held in trust until these proceeds are released to us upon the completion of a business combination, provided there are sufficient funds available for reimbursement after such consummation.

          Other than the reimbursable out-of-pocket expenses payable to our officers and directors, no compensation or fees of any kind, including finders and consulting fees, will be paid by any party to any of our initial shareholders, officers or directors who owned our ordinary shares prior to our initial public offering, or to any of their respective affiliates for services rendered to us prior to or with respect to the business combination.

          Our initial shareholders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount held outside of the trust account unless the business combination is consummated and there are sufficient funds available for reimbursement after such consummation. The financial interest of such persons could influence their motivation in selecting a target business and thus, there may be a conflict of interest when determining whether a particular business combination is in the shareholders’ best interest. After the consummation of a business combination, if any, to the extent our management remains as officers of the resulting business, some of our officers and directors may enter into employment agreements, the terms of which shall be negotiated and which we expect to be comparable to employment agreements with other similarly-situated companies in the PRC. Further, after the consummation of a business combination, if any, to the extent our directors remain as directors of the resulting business, we anticipate that they will receive compensation comparable to directors at other similarly-situated companies in the PRC.

          All ongoing and future transactions between us and any of our officers and directors or their respective affiliates, including the provision of the loans by our officers and directors, will be on terms believed by us at that time, based upon other similar arrangements known to us, to be no less favorable than are available from unaffiliated third parties and any transactions or loans, including any forgiveness of loans, will require prior approval in each instance by a majority of our uninterested “independent” directors (to the extent we have any) or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested “independent” directors (or, if there are no “independent” directors, our disinterested directors) determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

DIRECTORS AND MANAGEMENT

          If the Acquisition Proposal and the Capital Increase Proposal are approved and the Acquisition is consummated, Xuesong Song, who is currently a director of our company, will remain as a director, and the other current directors of our company, including Jin Shi, Michael W. Zhang, Teng Zhou and Xuechu He, will resign, and our board of directors will appoint Xiaoping Chen, Joseph Weijian Huang, Yunxiang Tang, Lulun Cai, Zhaoyu Deng and Hualin Wei to serve as our directors. As a result, following the consummation of the Acquisition, our board of directors will consist of seven directors, namely: Xiaoping Chen, Joseph Weijian Huang, Yunxiang Tang, Lulun Cai, Zhaoyu Deng, Xuesong Song and Hualin Wei. We anticipate that, following the consummation of the Acquisition, the board of directors will appoint Xiaoping Chen to serve as our Chief Executive Officer, Lulun Cai to serve as Chairman of the Audit Committee, Joseph Weijian Huang to serve as our Executive Vice President, and Hualin Wei to serve as Chairman of the Compensation Committee.

          The following is the age, position and biographical information of our anticipated board of directors and executive officers following the consummation of the Acquisition. Each of these individuals, if appointed, will serve in their respective positions until their successors are duly elected or appointed and qualified.

Name	Age	Position

Xiaoping Chen	52	Director, Chairman of the Board and Chief Executive Officer
Joseph Weijian Huang	45	Director and Executive Vice President
Yunxiang Tang	62	Director
Lulun Cai	70	Director and Chairman of the Audit Committee
Zhaoyu Deng	62	Director
Xuesong Song	40	Director
Hualin Wei	59	Director and Chairman of the Compensation Committee

          Mr. Xiaoping Chen has been the Chairman and Chief Executive Officer of UIB since May 2008, and will be the Chairman and Chief Executive Officer of CGNAC after the business combination. Mr. Chen is the founder of Beijing UIB and serves as the Chairman of Beijing UIB since March 2001. He is also the founder and Chairman of Hezheng Insurance Broker Co. Ltd., an insurance brokerage firm servicing seniors and the disabled. Prior to founding Beijing UIB, Mr. Chen was instrumental in founding and organizing Chang’an Insurance Broker Co. Ltd., a state-owned enterprise that grew to be the largest insurance brokerage firm in China. From February 1998 to February 2000, he served as CEO of Beijing Shisheng Weiye Technology Co. Ltd. From May 1993 to August 1997, he helped found Hunan Datong P&C Insurance Co. Ltd. From January 1992 to May 1998, he served as the legal representative of Hunan Liyuan Industrial Co., a subsidiary of Hunan Electric Power Company. From April 1978 to December 1991, he held various positions at the Hunan Electric Power Technical School. Mr. Chen received an Associate’s Degree in business administration from Hunan TV University in 1988 and an Executive Master Degree in Economic Law from Hunan College of Finance & Economics in 1998.

          Mr. Joseph Weijian Huang has been the Executive Vice General Manager of Beijing UIB since March 2001, and will be the Executive Vice President of CGNAC after the business combination. Mr. Huang began working with the founding team of Beijing UIB in 1999 and helped establish the Company in 2001. From August 1997 to June 1999, he was an insurance agent at PICC. From February 1996 to June 1999, he was a partner and General Manager at Empire International Entertainment Company. From June 1994 to January 1996, he was a Senior Manager at Insurance Department of WMA Securities Inc. in the U.S. From March 1993 to May 1994, he was the Manager of Finance Department at New Century Investment Consultant Co., Ltd. From September 1987 to June 1988, he was the Head of International Finance Department at Guangzhou International Trust and Investment Co., Ltd. Mr. Huang received an MBA from San Francisco State University.

          Mr. Yunxiang Tang will be a director of UIB. Mr. Tang was the General Manager of the People’s Insurance Company (Group) of China (“PICC”) and the Chairman of PICC Property and Casualty Company Ltd. and PICC Asset Management Company Limited from August 2000 to January 2007. From 1964 to 2000, he took various management positions including the Vice President of China Insurance Regulatory Commission (“CIRC”), the Assistant to the President of the People’s Bank of China, and the President of the People’s Bank of China Guangdong provincial branch. Mr. Tang was the member of 10th China’s National Committee of Chinese People’s Political Consultative Conference (“CPPCC”). Mr. Tang has retired since January 2007.

          Mr. Lulun Cai will be a director of UIB. Mr. Cai served as the President of China Minsheng Bank from July 1997 to April 2000. From 1985 to July 1997, Mr. Cai was the Vice President and subsequently the President of the People’s Bank of China Hunan provincial branch. From 1983 to 1985, he took the position as the President of the People’s Bank of China in Chenzhou city. From 1974 to 1983, he took various positions at local college of finance and commerce, including teacher and Vice President. Mr. Cai received an Associate degree from the Zhongnan University of Economics. Mr. Cai has retired since April 2000.

          Mr. Zhaoyu Deng will be a director of UIB. Mr. Deng was the President of Supervisory Committee in PICC Property and Casualty Company Ltd. and the Vice General Manager of the People’s Insurance Company (Group) of China (“PICC”) from 2002 to January 2007. Prior to joining PICC, Mr. Deng took various positions with the central government. Prior to working with the central government, he worked in the technical and administrative fields with the affiliated enterprises of the Ministry of Aviation Industry in China. Mr. Deng has retired since January 2007.

          Mr. Xuesong Song has been the Chairman of the Board of CGNAC since May 2006 and will remain as a director on the board. Mr. Song has been engaged in direct investment in the PRC for the past five years as a successful investor and investment banker. Mr. Song has been Chairman and CEO of Chum Capital Group Ltd. since August 2004, and Chairman and CEO of Chum Investment Corporation since December 2001, a direct investment and advisory firm based in Beijing, China. Between February 2001 and December 2001, Mr. Song was the Vice President of ZZNode Holdings Ltd., a system integration and maintenance software and service provider. Prior to joining ZZNode, Mr. Song held various positions from President Assistant, Vice President to Deputy Executive President at China Resources Investment & Management Co., Ltd. from October 1997 to December 2000. From January 1994 to July 1995, Mr. Song assumed positions from Deputy Representative of Beijing Office to Representative of Hainan Office at Wins Group Holdings Ltd. Between July 1989 and January 1994, Mr. Song was an engineer with Tianjin Office, General Administration of Civil Aviation of China. Mr. Song received a Masters degree in Business Administration from Oklahoma City/Tianjin Program and an Associates degree in electrical engineering from Civil Aviation University of China. Mr. Song speaks English and the Mandarin Chinese.

          Mr. Hualin Wei will be a director of UIB. Since 2004, Mr. Wei has been a professor at Department of Insurance and Actuarial Studies and Director of Insurance Economics Research Institution in Wuhan University. From 2000 to 2006, he was a member of Teaching Supervisory Committee with Ministry of Education. From 1977 to 2005, Mr. Wei took various positions at Department of Insurance at School of Economics in Wuhan University, including lecturer, professor and deputy director of the department. Mr. Wei received a bachelor’s degree in Economics from Wuhan University in 1977. From 1979 to 1986, he took further studies in fields of economics and insurance at Xiamen University, insurance research program of People’s Bank of China, and Hong Kong Polytechnic University. Previously, Mr. Wei has been an independent director of Union Life Insurance Co., Ltd., executive director of Insurance Institute and Finance Institute of China.

Director Independence

          In anticipation of being listed on the Nasdaq Global Market, CGNAC will elect to follow the rules of Nasdaq in determining whether a director is independent. The board of directors also will consult the Company’s counsel to ensure that the board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The Nasdaq listing standards define an “independent director” generally as a person, other than an officer of the company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment. Consistent with these considerations, the board of directors will include four independent directors and three non-independent directors. The four independent directors are Yunxiang Tang, Lulun Cai, Zhaoyu Deng, and Hualin Wei. The three non-independent directors are Xiaoping Chen, Joseph Weijian Huang and Xuesong Song.

          CGNAC currently does not have an independent board of directors and is not required to have one.

Terms of Directors

          Our Amended and Restated Memorandum and Articles of Association currently authorize the classification of the Board into two classes serving staggered terms. At each annual general meeting, the terms of one class of directors will expire. The directors whose terms expire each year will be those who have been in office the longest since their last election. A director whose term is expiring will remain in office until the close of the meeting at which his or her term expires, and will be eligible for re-election at that meeting. Our Amended and Restated Memorandum and Articles of Association also provides that any newly appointed director shall hold office only until the next annual general meeting at which time such director shall be eligible for re-election by the shareholders.

          We will have seven directors after the closing of the Acquisition Proposal. All members of the Board serve a two year term. The Class I directors whose terms expire at our next annual general meeting are Yunxiang Tang, Lulun Cai and Zhaoyu Deng. The Class II directors whose terms expire at or 2010 annual general meeting are Xiaoping Chen, Joseph Weijian Huang, Xuesong Song and Hualin Wei.

Committees of the Board of Directors

Audit Committee

          In anticipation of being listed on the Nasdaq Global Market, CGNAC will establish an audit committee to be effective at the consummation of the stock acquisition. As required by Nasdaq listing standards, the audit committee will be comprised of at least 3 independent directors who are also “financially literate.” The listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. Each audit committee member will have an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with the company’s financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as the company’s financial statements, an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

Audit Committee Financial Expert

          In selecting candidates for the audit committee of the combined company, the board will ensure that at least one committee member will have appropriate educational credentials and expertise to qualify as an “audit committee financial expert” within the meaning of all applicable rules.

Current CGNAC Board of Directors

          Our board of directors has not established an audit committee, and intends to do so after our initial business combination.

Independent Auditors’ Fees

          J.H. Cohn LLP acts as CGNAC’s principal auditor.

Audit Fees

          CGNAC paid, CGNAC’s principal accountant US$50,000 for the fiscal year ended December 31, 2007 and US$35,000 for the fiscal year ended December 31, 2006 for the services they performed in connection with the audit of CGNAC’s annual financial statements, the review of the interim financial statements and the initial public offering.

Audit-Related Fees

          During 2007, CGNAC paid, CGNAC’s principal accountant US$10,000 for the professional services related to the filing of our registration statement with the SEC.

Tax Fees

          During 2007, CGNAC did not make any payments for tax services.

All Other Fees

          During 2007, there were no fees billed for products and services provided by the principal accountant to CGNAC other than those set forth above.

Audit Committee Pre-approval Policies and Procedures

          In accordance with Section 10A(i) of the Securities Exchange Act of 1934, before the company engages its independent accountant to render audit or permitted non-audit services, the engagement will be approved by the audit committee.

Code of Conduct

          CGNAC has not yet adopted a formal code of ethics statement because the board of directors evaluated the business of the company and the number of employees and determined that since the business is largely limited to maintaining its cash investments while its searches for a target company and consummates an acquisition and the only persons acting for CGNAC are the five directors who are also the officers, general rules of fiduciary duty and federal and state securities laws are adequate ethical guidelines. In anticipation of being listed on the Nasdaq Stock Market, CGNAC will form a nominating committee in connection with the consummation of the Acquisition.

Nominating Committee Information

          In anticipation of being listed on the Nasdaq Stock Market, CGNAC will form a nominating committee in connection with the consummation of the Acquisition. The members each will be an independent director under Nasdaq listing standards. The nominating committee will be responsible for overseeing the selection of persons to be nominated to serve on CGNAC’s board of directors. The nominating committee will consider persons identified by its members, management, shareholders, investment bankers and others.

          CGNAC does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. Prior to the consummation of the business combination, CGNAC has not had a nominating committee or a formal means by which shareholders can nominate a director for election. Currently the entire board of directors decides on nominees, on the recommendation of one or more members of the board. None of the members of the board of directors are “independent.” Currently, the board of directors will consider suggestions from individual shareholders, subject to evaluation of the person’s merits. Shareholders may communicate nominee suggestions directly to any of the board members, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. Although there are no formal criteria for nominees, the board of directors believes that persons should be actively engaged in business endeavors, have a financial background, and be familiar with acquisition strategies and money management.

          Because the management and directors of CGNAC are the same persons, the board of directors has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the boards’ attention by virtue of the co-extensive employment.

Compensation Committee

          In anticipation of being listed on the Nasdaq Stock Market, CGNAC will establish a compensation committee. The purpose of the compensation committee will be to administer the company’s equity plans, including authority to make and modify awards under such plans.

Director Compensation

          CGNAC intends to pay its non-employee directors a yearly retainer of US$25,000 as well as reimburse their expenses incurred in attending meetings.

          CGNAC’s directors do not currently receive any cash compensation for their service as members of the board of directors.

Executive Compensation

          None of our current executive officers has received any cash compensation for services rendered. However, our executive officers are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations and for out-of-pocket expenses incurred in connection with this Acquisition. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than our board of directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if this reimbursement is challenged.

UIB Executive Officers

          The following sets forth summary information concerning the compensation paid by UIB to Mr. Chen and Mr. Joseph Weijian Huang during the last three fiscal years.

Annual Compensation
Name	Year	Salary($)	Bonus($)

Xiaoping Chen	2007	23,882	—
	2006	23,338	—
	2005	21,978	—

Joseph Weijian Huang	2007	19,145	—
	2006	18,821	—
	2005	17,582	—

* Xiaoping Chen’s annual salary was RMB 180,000, RMB 186,000 and RMB 181,500 for 2005, 2006 and 2007, respectively. Joseph Weijian Huang’s annual salary was RMB 144,000, RMB 150,000 and RMB 145,500 for 2005, 2006 and 2007, respectively. The average exchange rate for one US dollar was RMB 8.19, 7.97 and 7.60 for 2005, 2006 and 2007, respectively.

          Not included in the above table were dividends declared by UIB and paid to Mr. Chen and Mr. Huang in each of the fiscal years 2005, 2006 and 2007. Since its formation, UIB has granted no stock options or stock appreciation rights, any awards under long-term incentive plans, or any other non-cash compensation.

CGNAC Executive Officers

          No executive officer of CGNAC has received any cash or non-cash compensation for services rendered to CGNAC. Each executive officer has agreed not to take any compensation prior to the consummation of a business combination.

          Commencing May 3, 2006 and ending upon the acquisition of a target business, CGNAC has paid and will continue to pay an administrative services fee totaling US$7,500 per month to Global Vestor Capital Partners LLC for providing CGNAC with office space and certain office and secretarial services. Other than this US$7,500 per month in fees, no compensation of any kind, including finders and consulting fees, has been or will be paid to any of the

CGNAC shareholders existing prior to its initial public offering, or any of their respective affiliates, for services rendered prior to or in connection with a business combination. However, CGNAC shareholders existing prior to its initial public offering have been and will continue to be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations.

Executive Compensation Determination

          It is the intention of CGNAC to determine executive compensation by a decision of the majority of the independent directors, at a meeting at which the chief executive officer will not be present. In the future, the board may establish a committee.

SHARES ELIGIBLE FOR FUTURE SALE

          As of November 5, 2008, we had 6,115,000 shares outstanding. Of these shares, the 4,990,000 shares sold in our IPO are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. After the Acquisition, assuming (i) none of our shareholders exercise their right to redeem their shares, there will be up to 12,650,001 shares outstanding, of which 4,990,000 shares will be registered or freely tradable without securities law restrictions, 1,125,000 shares (including 562,500 shares to be held in escrow pending achievement of certain after-tax profit target for 2009) held by our initial shareholders will be registered or freely tradable without securities law restrictions provided that they are subject to a one-year escrow following the consummation of the Acquisition pursuant to the terms of our IPO, and up to 170,000 shares being issued to the due diligence team and initial finder for the Acquisition will be "restricted stock". We may file a registration statement relating to resales of these shares by the initial shareholders or the other shares after completion of the Acquisition. The 6,365,001 shares (including 2,000,000 shares to be held in escrow pending achievement of certain after-tax profit targets for both 2008 and 2009) being issued in connection with the acquisition of the shares of UIB will be “restricted stock” and do not have any registration rights. Additionally, any of these shares held by “affiliates,” as that term is defined in Rule 144 under the Securities Act, which generally includes officers, directors or 10% shareholders, will also be restricted from public sale as “restricted stock.”

          In addition, 2,000,000 shares of CGNAC will be held in the escrow account at closing and will be released to the current UIB shareholders only when the company surviving the Acquisition meeting its after-tax profits US$12 million and US$18 million for the fiscal years ending December 31, 2008 and 2009, respectively. Our current directors have agreed that 50% of the 1,125,000 shares of CGNAC held by them, that is 562,500 shares, shall be held in an escrow account upon the comsummation of the Acquisition. Such shares held in the escrow account will be released to the current directors of CGNAC only if the surviving company achieves or exceeds after-tax profits of US$26 million for the fiscal year ending December 31, 2009, failing which such shares will be forfeited.

          Furthermore, as of November 5, 2008, there were 5,890,000 outstanding warrants, including 4,990,000 warrants that were issued in our IPO and 900,000 warrants that were held by our founding directors, each for the purchase of one share, that are freely tradable. The shares issuable upon exercise of the warrants will also be freely tradable, provided that there is a registration statement in effect at the time of their exercise. We intend to use our best efforts to cause such a registration statement to be in effect at that time as the warrants become exercisable. In addition, in connection with our IPO, we issued a unit purchase option to the representative of the underwriters which is exercisable for up to a total of 315,000 units. The units issuable upon exercise of this option are identical to those offered by our IPO. This option is exercisable on a cashless basis at US$10.00 per unit. The securities underlying the representative’s unit purchase option and underlying securities have registration rights and may be sold according to Rule 144.

          Therefore, there are an aggregate of up to 6,520,000 shares that may be issued in the future upon exercise of outstanding warrants and unit purchase option.

          In addition, following the consummation of the Acquisition, the board of directors of the combined company may adopt a stock incentive plan or similar compensation plan that provides for the issuance of stock options, restricted stock or other awards to the employees, directors and consultants of the combined company and its subsidiaries, in order to enable the combined company and its subsidiaries to attract, retain and motivate employees, directors and consultants and to align the interests of those individuals and the shareholders of the combined company. The parties to the Share Purchase Agreement have agreed that a proposed stock option plan shall be formulated and agreed by CGNAC and Sound Winner Investments Limited, which shall permit the granting of stock options (including to management and employees) in such amounts as may be determined by the compensation committee of CGNAC’s board (as constituted following the Acquisition) and shall include 1,210,500 options expected to be awarded over four years.

          Rule 144. Rule 144 is unavailable for the resale of restricted securities initially issued by a “blank-check” or “shell” company, both before and after an initial business combination, despite technical compliance with the requirements of Rule 144. Accordingly, such restricted securities can be resold only through a registered offering or pursuant to another exemption from registration. Notwithstanding the foregoing, a person who beneficially owns restricted securities of a company which:

•	has ceased to qualify as a “blank-check” or “shell” company;

•	is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

has filed all reports and other materials required to be filed by Section 13 or 15(d), as applicable, during the preceding 12 months (or such shorter period that the company was required to file such reports and materials); and

•	has filed certain information with the SEC (“Form 10 information”) reflecting that it is no longer a “blank-check” or “shell” company may, after one year has elapsed from the filing of the “Form 10 information,” within any three-month period resell a number of such restricted securities that does not, with respect to the ordinary shares, exceed the greater of either of the following:

•	1% of the total number of ordinary shares then outstanding; or

•	the average weekly trading volume of the ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

          Sales under Rule 144 are also limited based on the availability of current public information about us, and, in the case of sales by affiliates, by manner of sale provisions and notice requirements.

DESCRIPTION OF SHARE CAPITAL

General

          We are a Cayman Islands exempted company and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Law (2007 Revision) and the common law of the Cayman Islands. The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

          We are authorized to issue 20,000,000 ordinary shares, par value US$.001, and 1,000,000 shares of preferred shares, par value US$.001. As of November 5, 2008, 6,115,000 ordinary shares were outstanding, held by five record holders. No preferred shares are currently outstanding.

Units

          Each unit consists of one ordinary share and one warrant. Each warrant entitles the holder to purchase one ordinary share.

Ordinary Shares

          Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Rights of shareholders may not be altered, except by a special resolution requiring two-thirds shareholder approval. In connection with the shareholder vote required to approve any business combination, all of our initial shareholders, including all of our directors and executive officers, have agreed to vote the ordinary shares owned by them immediately prior to our IPO in the same manner as a majority of the public shareholders who vote at the special or annual meeting called for the purpose of approving a business combination. Our initial shareholders have also agreed that if they acquire ordinary shares in or following our IPO, they will vote such acquired shares in favor of a business combination.

          We will proceed with a business combination only if a majority of the ordinary shares voted by the public shareholders are voted in favor of the business combination and public shareholders owning not more than 19.99% of the shares sold in our IPO exercise their redemption rights discussed below. Voting against the business combination alone will not result in redemption of a shareholder’s ordinary shares into a pro rata share of the trust account. Such shareholder must have also exercised its redemption rights described below.

          Following the consummation of the Acquisition, our board of directors will cease to be classified. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Directors may engage in transactions with the Company and vote on such transactions, provided the nature of the interest is disclosed.

          If we automatically liquidate and dissolve and distribute the trust account prior to a business combination, our public shareholders are entitled to share ratably in the trust account, inclusive of any interest (net of taxes payable, which taxes, if any, shall be paid from the trust account), and any net assets remaining available for distribution to them after payment of liabilities. Our initial shareholders have agreed to waive their respective rights to participate in any liquidation distribution occurring upon our failure to consummate a business combination, but only with respect to those ordinary shares acquired by them prior to our IPO. Additionally, upon a liquidation redemption, the underwriters of our IPO have agreed to waive any right they may have to the $798,400 of deferred underwriting discount currently being held in the trust account, all of which shall be distributed to the public shareholders.

          Our shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available. In the event of a liquidation, dissolution or winding up of the company after a business combination, our shareholders are entitled, subject to the rights of holders of preferred shares, if any, to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. Our shareholders have no conversion, preemptive or other subscription rights. There are no sinking fund or redemption provisions applicable to the ordinary shares, except that public shareholders have the right to redeem their ordinary shares to cash equal to their pro rata share of the trust account if they vote against the business combination and the business combination is approved and completed. Public shareholders who redeem their shares into their share of the trust account still have the right to exercise the warrants that they received as part of the units.

Preferred Shares

          Our Amended and Restated Memorandum and Articles of Association authorizes the issuance of 1,000,000 preferred shares with such designation, rights and preferences as may be determined from time to time by our board of directors. No preferred shares have been issued or outstanding. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred shares with dividend, liquidation, conversion, voting or other rights, which could adversely affect the voting power or other rights of the holders of ordinary shares, although the underwriting agreement prohibits us, prior to a business combination, from issuing preferred shares that participate in any manner in the proceeds of the trust account, or that vote as a class with the ordinary shares on a business combination. We may issue some or all of the preferred shares to effect a business combination. In addition, the preferred shares could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any preferred shares, we cannot assure you that we will not do so in the future.

          Due to the fact that we currently have 20,000,000 ordinary shares authorized, if we were to enter into a business combination, we may (depending on the terms of such a business combination) be required to increase the number of ordinary shares which we are authorized to issue at the same time as our shareholders vote on the business combination.

Warrants

          The warrants issued as part of the units sold by us in our IPO each entitles the registered holder to purchase one ordinary share at a price of US$6.00 per share, subject to adjustment as discussed below, at any time commencing on the later of:

•	the completion of a business combination; and

•	January 29, 2008

The warrants will expire on January 29, 2011 at 5:00 p.m., New York City time.

The warrants may trade separately.

We may call the warrants for redemption at any time after the warrants become exercisable:

•	in whole and not in part;

•	at a price of US$.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder;

•

if, and only if, the last sale price of the ordinary shares equals or exceeds US $11.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders; and

•	if there is an effective registration statement allowing for the resale of the shares underlying the warrants.

          We have established these criteria to provide warrant holders with a reasonable premium to the initial warrant exercise price as well as a degree of liquidity to cushion against a negative market reaction, if any, to our redemption call. If the foregoing conditions are satisfied and we call the warrants for redemption, each warrant holder will then be entitled to exercise his or her warrant prior to the date scheduled for redemption, however, there can be no assurance that the price of the ordinary shares will exceed the call trigger price or the warrant exercise price after the redemption call is made.

          The warrants were issued in registered form under a warrant agreement between American Stock Transfer & Trust Company, as warrant agent, and us.

          The exercise price and number of ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances, including in the event of a share dividend or our recapitalization, reorganization or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

          The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

          No warrants will be exercisable unless at the time of exercise a prospectus relating to ordinary shares issuable upon exercise of the warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to maintain a current prospectus relating to ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so. If we are unable to maintain the effectiveness of such registration statement until the expiration of the warrants, and therefore are unable to deliver registered shares, the warrants may become worthless. Additionally, the warrants may be deprived of any value and the market for the warrants may be limited if the prospectus relating to ordinary shares issuable upon the exercise of the warrants is not current or if the ordinary shares are not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside. Under the terms of the warrant agreement, the registered holders of a warrant will not be entitled to receive a net-cash settlement, stock, or other consideration in lieu of physical settlement in our shares.

          Because the founding director warrants sold in the Regulation S private placement were originally issued pursuant to an exemption from registration requirements under the federal securities laws, the founding director warrants are exercisable even if, at the time of exercise, a prospectus relating to the ordinary shares issuable upon exercise of such warrants is not current. As described above, the holders of the warrants purchased in our IPO will not be able to exercise them unless we have a current registration statement covering the shares issuable upon their exercise.

          No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of ordinary shares to be issued to the warrant holder.

          Our officers and directors, and their designees, collectively purchased an aggregate of 900,000 of our warrants from us at a price of US$1.20 per warrant prior to the closing of our IPO. The founding director warrants have terms and provisions that are identical to the warrants included in the units being sold in our IPO, except that the founding director warrants (i) are not be transferable or salable by the purchasers who initially purchase these warrants from us until we complete a business combination, (ii) are non-redeemable so long as these persons hold such warrants, and (iii) were purchased pursuant to an exemption from the registration requirements of the Securities Act and will become freely tradable only after they are registered or if an exemption from registration is then available. The transfer restriction does not apply to transfers made pursuant to registration or an exemption that are occasioned by operation of law or for estate planning purposes. The non-redemption provision does not apply to warrants included in units or otherwise purchased in open market transactions, if any. The price of the warrants was arbitrarily established by us and the representative of the underwriters of our IPO after giving consideration to numerous factors, including but not limited to, the pricing of units in our IPO, the pricing associated with warrants in other blank-check financings in both the public after-market and any pre-offering private placement, and the warrant purchase obligations of managers in similar type transactions. No particular weighting was given to any one aspect of those factors considered. We have not performed any method of valuation of the warrants. As part of the negotiations between the representative of the underwriters of our IPO and our management, management purchased the warrants directly from us and not in open market transactions. By making a direct investment in us, the amount held in trust pending a business combination has been increased and the participating managers have committed to a specific amount of warrant purchases. The purchase of our securities in a private placement also has the benefit of reducing any concerns about open-market purchases by members of management present in other blank check offerings.

          The warrants owned by our officers and directors will be worthless if we do not consummate a business combination. The personal and financial interests of these individuals may influence their motivation in identifying and selecting a target business and completing a business combination in a timely manner. Consequently, our officers and directors’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our shareholders’ best interest. As a result of the founding director warrants being non-redeemable, holders of the founding director warrants, or their permitted transferees, could realize a larger gain than our public warrant holders.

Dividends

          We have not paid any cash dividends on our ordinary shares to date and do not intend to pay dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of our then board of directors.

Changes in Capital

          We may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe. The new shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the shares in the original share capital. We may by ordinary resolution:

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•

sub-divide our existing shares, or any of them into shares of smaller amount than is fixed by our Amended and Restated Memorandum of Association, subject nevertheless to the provisions of Section 13 of the Companies Law; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

          We may by special resolution reduce our share capital and any capital redemption reserve fund in any manner authorized by law.

Certain Differences in Corporate Law

          We are a Cayman Islands company and our affairs are governed by, among other things, the Companies Law (2007 Revision) of the Cayman Islands. The following is a summary of material differences between the Companies Law and general corporate law in the United States insofar as they relate to the material terms of our ordinary shares. The Companies Law of the Cayman Islands is modeled after that of England but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. . Set forth below is a summary of some significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

          Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is generally understood under the corporate laws of the various states of the United States. While Cayman Islands law does have statutory provisions that facilitate the reconstruction and amalgamation of companies in certain circumstances, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger, this can be achieved through other means, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business. However, in the event that a merger was sought pursuant to these statutory provisions (which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

          When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

          If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

          Shareholders’ Suits. Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed their availability (although, the reported cases were unsuccessful for technical reasons). In principle, we will normally be the proper plaintiff and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•	those who control the company are perpetrating a “fraud on the minority.”

          A shareholder may have a direct right of action against the company where the individual rights of that shareholder have been infringed or are about to be infringed.

Certain Reporting Obligations

          As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements. In addition, we will not be required under the Exchange Act to file current reports with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we have agreed with the representatives of the underwriters that for the period commencing on January 29, 2007 and ending on the consummation of a business combination, we will comply with the rules under the Exchange Act with respect to the furnishing and content of our proxy statement related to the business combination. We have also agreed with the representatives of the underwriters that for the period commencing on January 29, 2007 and ending on the consummation of a business combination, we will comply with the rules and regulations under the Exchange Act prescribing the requirements and filing deadlines for current reports on Form 8-K and will file reports on Form 6-K complying with those rules and regulations. In addition, we have agreed with the representatives of the underwriters that we will furnish to American shareholders an English language version of our annual financial statements and all other materials regularly provided to other shareholders, and publish, at least quarterly, an English language version of our interim financial statements filed with the SEC.

Our Transfer Agent and Warrant Agent

          The transfer agent for our securities and warrant agent for our warrants is American Stock Transfer & Trust Company.

WHERE YOU CAN FIND MORE INFORMATION

          We file reports, proxy statements and other information with the Securities and Exchange Commission as required by the Exchange Act. We file these documents electronically with the SEC. You may access information about us at the SEC web site, which contains reports, proxy statements and other information at http://www.sec.gov.

          You may obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-1004. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

          This proxy described the material elements of all relevant contracts, exhibits and other information described in this Proxy. Information and statements contained in this Proxy are qualified in all respects by reference to the copy of the relevant contract or other document included as an annex to this document.

          All information contained or incorporated by reference in this proxy statement relating to CGNAC has been supplied by us, and all information contained in this proxy statement relating to UIB has been supplied by UIB. Information provided by either CGNAC or UIB does not constitute any representation, estimate or projection of the other.

          If you would like additional copies of this proxy statement or have questions about the Acquisition, you should contact:

Mr. Michael Zhang ChinaGrowth North Acquisition Corporation 1818 Canggong Road, Fengxian Shanghai Chemical Industry Park Shanghai, China 201417 86-21-5744-8336

INDEX TO FINANCIAL STATEMENTS

UIB GROUP LIMITED

INDEX TO FINANCIAL STATEMENTS

Financial statements
For the Years Ended December 31, 2005, 2006 and 2007:
Report of the Independent Registered Public Accounting Firm
Balance Sheets
Statements of Operations
Statements of Shareholders’ Equity
Statements of Cash Flows
Notes to Financial Statements
For the Six Months Ended June 30, 2008 (Unaudited)
Condensed Balance Sheets
Condensed Statements of Operations
Condensed Statements Shareholders’ Equity
Condensed Statements of Cash Flows
Condensed Notes to Financial Statements

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND OWNERS OF
BEIJING UNION INSURANCE BROKER COMPANY LIMITED

          We have audited the accompanying balance sheets of Beijing Union Insurance Broker Company Limited (the “Company”) as of December 31, 2007, 2006 and 2005, and the related statements of income, owners’ equity, and cash flows for the years then ended. Beijing Union Insurance Broker Company Limited’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beijing Union Insurance Broker Company Limited as of December 31, 2007, 2006 and 2005, and the results of its operations and its cash flows for the years then ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

UHY VOCATION HK CPA LIMITED

Hong Kong, the People’s Republic of China,
October 6, 2008

BEIJING UNION INSURANCE BROKER COMPANY LIMITED
BALANCE SHEETS

	Notes	2007 December 31 USD	2006 December 31 USD	2005 December 31 USD

Assets
Current assets
Cash	3(a) & 4	6,776,839	2,997,296	2,206,221
Commissions receivable	3(b) & 5	3,634,871	287,887	119,495
Prepayments and other receivables	6	251,947	171,876	91,537
Amount due from related parties	12(b)	10,064	9,407	—

Total current assets		10,673,721	3,466,466	2,417,253

Furniture, fixtures and equipment, motor vehicles	3(c) & 7	1,639,223	1,165,764	743,040

Total property and equipment		1,639,223	1,165,764	743,040

Total assets		12,312,944	4,632,230	3,160,293

Liabilities and owners’ equity

Current liabilities
Accounts payable		843,978	340,652	100,386
Tax payable		1,631,679	83,124	56,760
Receipts in advance		296,662	40,074	64,493
Accrued liabilities and other payables	8	1,963,067	1,677,765	554,934
Amount due to a related party	12(c)	822,606	—	—

Total current liabilities		5,557,992	2,141,615	776,573

Owners’ equity
Capital	9	2,429,107	2,429,107	2,429,107
Retained earnings/(accumulated deficit)		3,860,845	(66,558)	(91,679)

Accumulated other comprehensive income
Foreign currency translation adjustment		465,000	128,066	46,292

Total owners’ equity		6,754,952	2,490,615	2,383,720

Total liabilities and owners’ equity		12,312,944	4,632,230	3,160,293

See accompanying notes to financial statements.

BEIJING UNION INSURANCE BROKER COMPANY LIMITED
STATEMENTS OF INCOME

	Note	2007 USD	2006 USD	2005 USD

Commission and fee income		17,072,993	8,608,066	6,078,766
Less: Business tax		(1,013,640)	(519,344)	(324,390)

Commission and fee income, net		16,059,353	8,088,722	5,754,376

Operating costs and expenses
General and administrative expenses		(3,790,225)	(2,832,133)	(1,896,912)
Sales and marketing expenses		(6,879,590)	(5,164,555)	(3,776,988)

Operating income		5,389,538	92,034	80,476

Financial income		20,648	13,752	19,953
Other income	10	18,389	18,770	5,974

Income before income taxes		5,428,575	124,556	106,403

Income tax expense	11	(1,501,172)	(99,435)	(62,654)

Net income		3,927,403	25,121	43,749

Other comprehensive income - Foreign currency translation adjustments		336,934	81,774	46,228

Total comprehensive income		4,264,337	106,895	89,977

See accompanying notes to financial statements.

BEIJING UNION INSURANCE BROKER COMPANY LIMITED
STATEMENT OF OWNERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	Capital USD	Retained Earnings/ (Accumulated deficit) USD	Accumulated Other Comprehensive Income USD	Total Owners’ Equity USD

Balance, December 31, 2004	1,812,295	(135,428)	64	1,676,931

Additional capital	616,812			616,812

Comprehensive income:

Net income		43,749		43,749
Foreign currency translation adjustment			46,228	46,228

Total comprehensive income				89,977

Balance, December 31, 2005	2,429,107	(91,679)	46,292	2,383,720

Comprehensive income:

Net income		25,121		25,121
Foreign currency translation adjustment			81,774	81,774

Total comprehensive income				106,895

Balance, December 31, 2006	2,429,107	(66,558)	128,066	2,490,615

Comprehensive income:

Net income		3,927,403		3,927,403
Foreign currency translation adjustment			336,934	336,934

Total comprehensive income				4,264,337

Balance, December 31, 2007	2,429,107	3,860,845	465,000	6,754,952

See accompanying notes to the financial statements.

BEIJING UNION INSURANCE BROKER COMPANY LIMITED
STATEMENTS OF CASH FLOWS

	2007 USD	2006 USD	2005 USD

Cash flows from operating activities:-

Net income	3,927,403	25,121	43,749

Adjustments to reconcile net income to net cash provided by operating activities:-

Depreciation	351,058	220,803	125,667

Loss on disposal of furniture, fixtures and equipment, motor vehicles	14,957	—	3,093

Changes in assets and liabilities:
Commissions receivable	(3,346,984)	(168,392)	(46,875)
Prepayments and other receivables	(80,071)	(80,339)	404,936
Amount due from related parties	—	(9,407)	—
Amount due to related party	137,167	—	—
Accounts payable	503,326	240,266	(5,196)
Tax payable	1,548,555	26,364	(33,632)
Receipts in advance	256,588	(24,419)	64,493
Accrued liabilities and other payables	285,302	1,122,831	(297)

Net cash provided by operating activities	3,597,301	1,352,828	555,938

Cash flows from investing activities:-
Capital expenditures on addition of furniture, fixture and equipment	(802,137)	(622,543)	(403,305)
Sales proceeds of furniture, fixtures and equipment, motor vehicles	27,747	—	—

Net cash used in investing activities	(774,390)	(622,543)	(403,305)

Cash flows from financing activities :-
Contribution to capital	—	—	616,812
Proceeds from related party loan	685,439	—	—

Net cash flow from financing activities	685,439	—	616,812

Effect of foreign exchange rate changes	271,193	60,790	36,299

Net increase in cash	3,779,543	791,075	805,744

Cash as of January 1	2,997,296	2,206,221	1,400,477

Cash as of December 31	6,776,839	2,997,296	2,206,221

Supplemental disclosures of cash and non-cash information:

Interest paid	—	—	—
Income tax paid	19,891	75,479	98,104

See accompanying notes to financial statements.

BEIJING UNION INSURANCE BROKER COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

1.	DESCRIPTION OF BUSINESS AND ORGANISATION

Beijing Union Insurance Broker Company Limited (the “Company”) is one of the leading Chinese insurance brokerage companies that distributes customized insurance products and provides risk management services to its clients in the education sector.

The Company was established on 28 September 2001. 11 shareholders all invested a total of Renminbi 15,000,000 in the Company. In July 2005, the Company increased capital to Renminbi 20,000,000 in which Beijing Huatianlihe Investment Management Company Limited (“Huatianlihe”) invested Renminbi 5,000,000. After capital injection, Huatianlihe was the largest shareholder holding 55%. The other shareholders, Ruilong held 15%, Beijing Meibanghong Biological Technology Development Company Limited (“Meibanghong Biological”) formerly known as Beijing Meibanghong Health Care products Company Limited (“Meibanghong”) held 15%, Gaojiao Development held 7.5% and Gaojiao Teachnology held 7.5%.

In October 2006, Meibanghong Biological, Ruilong, Gaojiao Development and Gaojiao Teachnology sold their shares to Beijing Guohuarong Network Technology Company Limited (“Guohuarong”). Accordingly, Guohuarong acquired 45% shareholdings and Huatianlihe’s shareholding percentage remained unchanged.

In January 2008, Guohuarong transferred its 20% shareholdings to Huatianlihe, 20% to Shanghai Tianshi Investment Company Limited (“Tianshi”) and 5% to Beijing Dianwei Investment Company (“Dianwei”). With such changes, Huatianlihe then held 75% shareholdings of the Company, Tianshi held 20% and Dianwei held 5%. Huatianlihe is now the principal shareholder.

Beijing Xin Lian Hua You Consultancy Co., Ltd is a wholly foreign owned enterprise (“WFOE”) in the PRC which incorporated on 24 April 2008. WFOE has entered into a service agreement with the Company, pursuant to which, WFOE exclusively provides consulting services to the Company in exchange for service fees. This agreement enables the transfer of economic interests in the Company to WFOE.

2.	BASIS OF PRESENTATION

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables. Actual results could differ from those estimates.

Foreign currency translation

Assets and liabilities of foreign operation are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rate of exchange prevailing during the year. The related translation adjustments are reflected in “Accumulated other comprehensive income (loss)” in the owner’s equity section of the balance sheet. As of December 31 2007, 2006 and 2005, the accumulated foreign currency translation was USD465,000, USD128,066 and USD46,292 respectively. Foreign currency gains and losses resulting from transactions are included in earnings.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	(a)	Cash

Cash represents cash in bank and cash on hand.

	(b)	Commissions receivable

Commissions receivable are recorded at the invoiced amount which is the commission to be received from insurance companies and do not bear interest. The allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in the existing accounts receivable. Management determines the allowance based on historical write-off experience, customer specific facts and economic condition. No allowance has been provided for doubtful accounts as of December 31, 2007, 2006 and 2005 (Note 5).

	(c)	Furniture, fixtures and equipment, motor vehicles

Furniture, fixtures, equipments and motor vehicles are carried at cost, less accumulated depreciation. Expenditures for improvements are capitalized, and expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred. Depreciation has been determined using the straight-line method to the asset’s estimated residual value over the estimated useful lives of the related assets as follows:-

Years

Furniture, fixtures and equipment	5
Motor vehicles	5

(d)	Impairment of long-lived Assets

Long-lived assets, including furniture, fixtures, equipment and motor vehicles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

No impairment was recognized in 2007, 2006 and 2005.

(e)	Revenue recognition

The Company’s revenue is derived principally from the provision of insurance brokerage services. The Company recognizes commission revenue when all of the following have occurred: persuasive evidence of an agreement with the insurance company exists, services have been provided, the fees for such services are fixed or determinable and collectability of the fee is reasonably assured.

Brokerage services are considered to be rendered and completed, and revenue is recognized, at the time the insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. The Company believes that it has met all the four criteria of commission revenue recognition when the premiums are collected by the Company or the respective insurance companies and not before, because collectability is not ensured until receipt of the premium.

(f)	Retirement and other postretirement benefits

Contributions to retirement plans are charged to financial statements of operations as and when the related employee service is provided.

(g)	Comprehensive income

The Company has adopted SFAS No. 130, Reporting Comprehensive Income. This statement establishes rules for the reporting of comprehensive income/(loss) and its components. Comprehensive income/(loss) consists of net income/(loss) and foreign currency translation adjustments and is presented in the Statements of Income and Statement of Owners’ Equity.

(h)	Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the businesses that relate to a wide range of matters. The Company records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may considers many factors in making these assessments including past history, and the specifics of each matter. Management is unaware of any liability claims that would require recognition in the financial statements.

(i)	Segment information

SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information establishes standards for reporting information on operating segments in interim and annual financial statements. The Company manages its business as a single operating segment engaged in the provision of insurance brokerage services in the PRC.

((j)	Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company has a diversified customer base, most of which are in China. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

(k)	Recently issued accounting standards

In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Nonmonetary Assets, which eliminates an exception in APB 29 for recognizing nonmonetary exchanges of similar productive assets at fair value and replaces it with an exception for recognizing exchanges of nonmonetary assets at fair value that do not have commercial substance. This Statement was adopted by the Company for nonmonetary asset exchanges occurring on or after January, 1, 2007. As the Company has not entered into any transactions within the scope of FASB Statement No. 153, the adoption of the Statement has not had a material impact on its financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes - An interpretation of FASB Statement No. 109. The interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attributes of income tax positions taken or expected to be taken on tax return. Under FIN 48, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more-likely-than not to be sustained upon audited by the relevant tax authority. The adoption of FIN 48 did not have a material impact on the Company’s financial condition or results of operations.

In September 2006, FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No 87, 88, 106 and 132(R) (SFAS 158). SFAS 158 requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in the statement of financial position and the recognition of changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires the measurement of the funded status of a plan as of the date of the year-end statement of financial position. The adoption of this statement did not have a material effect on the Company’s financial condition and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Liabilities - including an amendment of FASB Statement No. 115 (SFAS 159).” This Statement creates a fair value option under which an entity may irrevocably elect fair value as the initial and subsequent measurement attribute for certain assets and liabilities, on an instrument-by-instrument basis. If the fair value option is elected for an instrument, all subsequent changes in fair value for that instrument shall be reported in earnings. The Statement is effective for fiscal years beginning after November 15, 2007. The Company does not anticipate that the adoption of SFAS No. 159 will have a material impact on its financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for fiscal years beginning on or after December 15, 2008 and will be applied prospectively. The Company is currently evaluating the potential impact of the adoption of SFAS 141R on its financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of Accounting Research Bulletin No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This statement is effective for fiscal years beginning on or after December 15, 2008 and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. The Company is currently evaluating the potential impact of the adoption of SFAS 160 on its consolidated financial position, results of operations or cash flows.

(l) Income Taxes

The Company accounts for income taxes under FASB Statement No. 109, Accounting for Income Taxes. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date.

4.	CASH

Cash represents cash in bank and cash on hand.

5.	COMMISSIONS RECEIVABLE

The commissions receivable represents the commission receivable from insurance companies, as the Company provides brokerage services between schools, students and insurance companies. The Company has historically been able to collect all of its receivable balances, and accordingly, has not provided any allowance for doubtful accounts as of December 31, 2007, 2006 and 2005.

6.	PREPAYMENTS AND OTHER RECEIVABLES

Prepayments and other receivables at December 31 consisted of the following: -

	2007 USD	2006 USD	2005 USD
Prepayments	121,846	58,939	53,880
Other receivables
- Amount due from third parties	115,211	100,062	33,267
- Others	14,890	12,875	4,390

	251,947	171,876	91,537

7.	FURNITURE, FIXTURES AND EQUIPMENT, MOTOR VEHICLES

Furniture, fixtures and equipment, motor vehicles at December 31 consisted of the following:-

	2007 USD	2006 USD	2005 USD

Furniture, fixtures and equipment	1,034,058	706,339	320,343
Motor vehicles	1,377,136	867,661	599,743

	2,411,194	1,574,000	920,086

Accumulated depreciation	(771,971)	(408,236)	(177,046)

	1,639,223	1,165,764	743,040

8.	ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables at December 31 consisted of the following: -

	2007 USD	2006 USD	2005 USD

Accrued expenses and other payables (1)	1,289,390	1,285,873	389,544
Accruals for salaries and staff welfare	290,324	205,815	51,243
Other taxes payable	383,353	186,077	114,147

	1,963,067	1,677,765	554,934

(1)	Accrued expenses and other payables mainly represent provision made for expenses, accrued expenses and loan payables to third parties.

9.	OWNERS’ EQUITY

Capital

The Company’s registered capital was RMB20,000,000 (USD1,812,295 based on the rate recorded on the date of capital injection in 2004, USD616,812 based on the rate recorded on the date of capital injection in 2005) making a total of USD2,429,107.

10.	OTHER INCOMEOTHER INCOME

Other income at December 31 consisted of the following:-

	2007 USD	2006 USD	2005 USD

Training income	15,433	1,475	5,974
Sundry income	2,956	17,295	—

	18,389	18,770	5,974

11.	INCOME TAXES

A reconciliation of the expected income tax expense to the actual income tax expense for the years ended December 31 are as follows:-

	2007 USD	2006 USD	2005 USD

Income before tax	5,428,575	124,556	106,403

Expected tax	1,791,429	41,104	35,113
Tax effect of non-deductible branch operating loss	76,195	86,917	59,286
Non-deductible expenses	10,344	44,232	8,921
Tax exempted	(38,676)	(11,450)	(26,681)
Tax rate lower than 33%	(357,396)	(62,745)	(14,057)
Tax understated in previous year	19,276	1,377	72

Actual income tax expense	1,501,172	99,435	62,654

Each branch of the Company is subject to local income tax. Losses at the branch losses are not available to offset income at other branches.

The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Company to substantial PRC taxes in the future.

12.	RELATED PARTY TRANSACTIONS

(a) Summary of significant related party transactions

The significant related party transactions of the Company during the years are summarized as follows:-

	2007 USD	2006 USD	2005 USD

Expenses paid on behalf of related parties	—	9,225	—
Expenses paid on behalf by related party	77	—	—
Consultancy services provided by related party (i)	164,532	—	—
Proceeds from related party loan (ii)	658,128	—	—

	(i)	During 2007, Beijing Hezheng Insurance Broker Company Limited provided consultancy services to the Company.

	(ii)	The Company obtained RMB 5,000,000 (USD 685,439 based on the closing rate) loan from Beijing Hezheng Insurance Broker Company Limited.

(b)	Amounts due from related parties

	2007 USD	2006 USD	2005 USD
Beijing Hezheng Insurance Broker Company Limited	—	6,265	—
Puhua Investment Company Limited	10,064	3,142	—

	10,064	9,407	—

Puhua Investment Company Limited and Beijing Hezheng Insurance Broker Company Limited are under same control of owners of the Company. The advances are unsecured, non interest-bearing and have no repayment term. The amount due was fully settled on 19 June 2008.

During 2007, amounts due from Beijing Hezheng Broker Company Limited were taken up by Puhua Investment Company Limited.

Amounts due from related parties at 31 December, 2007 remain the same as last year. The difference represents exchange difference.

(c)	Amount due to a related party

Amount due to a related party

	2007 USD	2006 USD	2005 USD
Beijing Hezheng Insurance Broker Company Limited	822,606	—	—

Amount is unsecured, interest-free advance from Beijing Hezheng Insurance Broker Company Limited which is under same control of owners. Amount is repayable on demand. Total outstanding as of December 31, 2007 was USD822,606. The amount due was fully settled on May 26, 2008.

13.	PENSION AND OTHER POSTRETIREMENT BENEFITS

Pursuant to the relevant laws and regulation in the PRC, the Company participates in contribution retirement plans for its employees arranged by a governmental organization. The Company makes contributions to the retirement plan at the applicable rate based on the employees’ salaries. The required contributions under the retirement plans are charged to the statements of operations on an accrual basis. The Company’s contributions totaled USD157,683 and USD95,338 and USD76,408 for the years ended December 31, 2007 and 2006 and 2005 respectively.

The Company has no other obligation to make payments in respect of retirement benefits of its employees.

14.	COMMITMENTS

Lease Agreements

The Company utilizes office space provided by one of its directors at no cost. The Company also leases office under noncancelable operating lease arrangements expiring on various dates through 2009. The Company anticipates that most of these will be renewed or replaced upon expiration. At December 31, 2007, the aggregate future minimum lease payments under all noncancelable lease agreements were as follows:-

USD
December 31
2008	116,562
2009	102,833
Thereafter	—

Total minimum future lease payments	219,395

UIB GROUP LIMITED
CONSOLIDATED BALANCE SHEETS

	Notes	June 30, 2008 (Unaudited) USD	December 31, 2007 (Unaudited) USD

Assets
Current assets

Cash	3(a) & 4	12,030,012	6,776,839
Commissions receivable	3(b) & 5	2,353,378	3,634,871

Prepayments and other receivables	6	521,132	251,947

Amount due from related parties		—	10,064

Total current assets		14,904,522	10,673,721

Furniture, fixtures and equipment, motor vehicles	3(c) & 7	2,289,637	1,639,223

Deferred offering costs		60,023	—

		2,349,660	1,639,223

Total assets		17,254,182	12,312,944

Liabilities and owners’ equity

Current liabilities

Accounts payable		253,728	843,978

Tax payable		826,632	1,631,679

Receipts in advance		415,847	296,662

Accrued liabilities and other payables	8	2,347,803	1,963,067

Amount due to a related party	12(b)	16,318	822,606

Total current liabilities		3,860,328	5,557,992

Owners’ equity

Capital	9	50,000	—

Capital contribution receivable	9	(50,000)	—

Additional paid-in capital	9	6,709,013	2,429,107

Retained earnings		5,648,358	3,860,845
Accumulated other comprehensive income

Foreign currency translation adjustment		1,036,483	465,000

Total owners’ equity		13,393,854	6,754,952

Total liabilities and owners’ equity		17,254,182	12,312,944

See accompanying notes to the consolidated financial statements.

UIB GROUP LIMITED
CONSOLIDATED STATEMENTS OF INCOME

	Notes	June 30, 2008 (Unaudited) USD	June 30, 2007 (Unaudited) USD

Commission and fee income		8,324,574	3,703,396
Less: Business tax		(453,453)	(221,613)

Commission and fee income, net		7,871,121	3,481,783

Operating costs and expenses
General and administrative expenses		(2,814,862)	(1,959,503)
Sales and marketing expenses		(2,680,827)	(2,013,145)

Operating income/(loss)		2,375,432	(490,865)

Financial income		18,477	7,307
Other income	10	6,502	2,633

Income/(Loss) before income taxes		2,400,411	(480,925)

Income tax expense	11	(612,898)	(52,558)

Net income/(loss)		1,787,513	(533,483)

Other comprehensive income

- Foreign currency translation adjustments		571,483	56,592

Total comprehensive income/(loss)		2,358,996	(476,891)

See accompanying notes to the consolidated financial statements.

UIB GROUP LIMITED
CONSOLIDATED STATEMENTS OF OWNERS’ EQUITY
FOR THE PERIOD ENDED JUNE 30, 2008
(Unaudited)

	Capital USD	Capital Contrib ution Receivable USD	Additional Paid-in Capital USD	Retained Earnings USD	Accumul ated Other Compreh ensive Income USD	Total Owners’ Equity USD

Balance, December 31, 2007	—	—	2,429,107	3,860,845	465,000	6,754,952

Capital issued	50,000	(50,000)	4,279,906			4,279,906

Comprehensive income:

Net income				1,787,513		1,787,513
Foreign currency translation adjustment					571,483	571,483

Total comprehensive income						2,358,996

Balance, June 30, 2008	50,000	(50,000)	6,709,013	5,648,358	1,036,483	13,393,854

See accompanying notes to the consolidated financial statements.

UIB GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	June 30, 2008 (Unaudited) USD	June 30, 2007 (Unaudited) USD

Cash flows from operating activities:-

Net income/(loss)	1,787,513	(533,483)

Adjustments to reconcile net income to net cash provided by operating activities:-
Depreciation	249,367	167,095

Changes in assets and liabilities:
Commissions receivable	1,281,493	35,501
Prepayments and other receivables	(269,185)	(208,004)
Amount due from related parties	10,064	(238)
Amount due to a related party	(77,329)	—
Accounts payable	(590,250)	(268,113)
Tax payable	(805,047)	(33,668)
Receipts in advance	119,185	418,257
Accrued liabilities and other payables	(344,223)	662,879

Net cash provided by operating activities	1,361,588	240,226

Cash flows from investing activities:-

Capital expenditures on addition of furniture, fixtures and equipment	(802,421)	(269,514)

Sales proceeds of furniture, fixtures and equipment, motor vehicles	—	41,798

Net cash provided used in investing activities	(802,421)	(227,716)

Cash flows from financing activities :-
Contribution to capital	4,279,906	—
Repayments of related party loan	(728,959)	—
Proceeds from related party loan	728,959	—
Deferred offering costs	(60,023)	—

Net cash flow from financing activities	4,219,883	—

Effect of foreign exchange rate changes	474,123	29,625

Net increase in cash	5,253,173	42,135

Cash as of January 1	6,776,839	2,997,296

Cash as of June 30	12,030,012	3,039,431

Supplemental disclosures of cash and non-cash information:-

Interest paid	—	—

Income tax paid	1,497,705	87,908

See accompanying notes to the consolidated financial statements.

UIB GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2008
(Unaudited)

1.	DESCRIPTION OF BUSINESS AND ORGANISATION

The consolidated financial statements include the financial statements of UIB Group Limited (“the Company”), its subsidiaries, and variable interest entities (“VIEs”) for which the Company is the primary beneficiary (“VIE subsidiary”). The Company and its consolidated subsidiaries and VIE subsidiary are collectively referred to as the “Group”.

The Company was established in British Virgin Island (“BVI”) as a holding company on January 8, 2008. Through contractual agreements between Beijing Xin Lian Hua You Consultancy Co., Ltd (“WFOE”) and Beijing Union Insurance Broker Company Limited (“UIB Beijing”) described below, the Company is deemed the primary beneficiary of UIB Beijing resulting in UIB Beijing being deemed a subsidiary of the Company under the requirements of Financial Interpretation No. 46R (“FIN 46R”), “Consolidation of Variable Interest Entities.” On May 20, 2008, the then existing shareholders of UIB Beijing received an equivalent number of share of the Company.

Regulations of the People’s Republic of China (the “PRC”) restrict direct foreign ownership of business entities providing insurance brokerage services in the PRC where certain licenses are required. To comply with PRC laws and regulations, the Company provides a significant portion of its services in China through its variable interest entity, UIB Beijing, for which the Company is the primary beneficiary. The Company, through its wholly owned subsidiary in China, has entered into exclusive technical and other services agreements with UIB Beijing, under which the Company provides technical and other services (“Service Agreements”) to UIB Beijing in exchange for significantly all of the net income of UIB Beijing. As a collateral security for the prompt and complete performance of the obligations of UIB Beijing under the above various contractual arrangements, the respective owners of UIB Beijing have entered into an equity pledge agreement (the “Equity Pledge Agreements”), pursuant to which they agreed to pledge all their rights and interests, including voting rights (the “Voting Rights Proxy Agreement”), in UIB Beijing respectively in favor of the Company’s wholly owned subsidiaries. Finally, the shareholders of UIB Beijing through an exclusive option agreement are obligated to sell to the Company’s wholly owned subsidiaries and the Company has an exclusive, irrevocable and unconditional right to purchase, or cause the Company’s designated party to purchase, from such shareholders, at Company’s sole discretion part or all of these shareholders’ equity interests in UIB Beijing when and, to the extent that applicable PRC Law permits the Company to own part or all of such equity interests in UIB Beijing.

The Company holds all the variable interests of UIB Beijing and the Company has been determined to be the most closely associated with UIB Beijing. Therefore, the Company is the primary beneficiary of UIB Beijing. The contractual agreements described above provide for effective control of UIB Beijing to be transferred to the Group.

UIB Beijing was established on September 28, 2001. At June 30, 2008, the total share capital was Renminbi 50,000,000 and the shareholdings of UIB Beijing were as follows:

Beijing Huatianlihe Investment Management Company Limited	75%
Shanghai Tianshi Investment Company Limited	20%
Beijing Dianwei Investment Company Limited	5%

Beijing Xin Lian Hua You Consultancy Co., Ltd is a wholly foreign owned enterprise (“WFOE”) in the PRC which was incorporated on April 24, 2008. WFOE has entered into a service agreement with the UIB Beijing, pursuant to which, WFOE exclusively provides consulting services to the UIB Beijing in exchange for service fees. This agreement enables the transfer of economic interests in the UIB Beijing to WFOE.

On May 24, 2008, ChinaGrowth North Acquisition Corporation (“ChinaGrowth”), a Cayman Islands company entered into a Share Purchase Agreement with the Company, and all the shareholders of the Company for ChinaGrowth’s acquisition of the Company. At the time of the closing, ChinaGrowth will merge with the Company to achieve the purpose of a business combination.

2.	BASIS OF PRESENTATION

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables. Actual results could differ from those estimates.

Foreign currency translation

Assets and liabilities of foreign operation are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rate of exchange prevailing during the year. The related translation adjustments are reflected in “Accumulated other comprehensive income (loss)” in the owners’ equity section of the balance sheet. As of June 30 2008, the accumulated foreign currency translation was USD1,036,483. Foreign currency gains and losses resulting from transactions are included in earnings.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash

Cash represents cash in bank and cash on hand.

(b) Commissions receivable

Commissions receivable are recorded at the invoiced amount which is the commission to be received from insurance companies and do not bear interest. The allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in the existing accounts receivable. Management determines the allowance based on historical write-off experience, customer specific facts and economic condition. No allowance has been provided for doubtful accounts as of June 30, 2008. (Note 5).

(c)	Furniture, fixtures and equipment, motor vehicles

Furniture, fixtures, equipments and motor vehicles are carried at cost, less accumulated depreciation. Expenditures for improvements are capitalized, and expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred. Depreciation has been determined using the straight-line method to the asset’s estimated residual value over the estimated useful lives of the related assets as follows:-

Years

Furniture, fixtures and equipment	5
Motor vehicles	5

(d)	Impairment of long-lived assets

Long-lived assets, including furniture, fixtures, equipment and motor vehicles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

No impairment was recognized in June 30, 2008.

(e)	Commission and fee income recognition

The Group’s revenue is derived principally from the provision of insurance brokerage services. The Group recognizes commission revenue when all of the following have occurred: persuasive evidence of an agreement with the insurance company exists, services have been provided, the fees for such services are fixed or determinable and collectability of the fee is reasonably assured.

Brokerage services are considered to be rendered and completed, and revenue is recognized, at the time the insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. The Group believes that it has met all the four criteria of commission revenue recognition when the premiums are collected by the Group or the respective insurance companies and not before, because collectability is not ensured until receipt of the premium.

(f)	Retirement and other postretirement benefits

Contributions to retirement plans are charged to financial statements of operations as and when the related employee service is provided.

(g)	Comprehensive income

The Company has adopted SFAS No. 130, Reporting Comprehensive Income. This statement establishes rules for the reporting of comprehensive income/(loss) and its components. Comprehensive income/(loss) consists of net income/(loss) and foreign currency translation adjustments and is presented in the Statements of Income and Statement of Owners’ Equity.

(h)	Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the businesses that relate to a wide range of matters. The Group records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may considers many factors in making these assessments including past history, and the specifics of each matter. Management is unaware of any liability claims that would require recognition in the financial statements.

(i)	Segment information

SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information establishes standards for reporting information on operating segments in interim and annual financial statements. The Group manages its business as a single operating segment engaged in the provision of insurance brokerage services in the PRC.

(j)	Concentration of credit risk

Financial instruments that potentially subject the Group to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Group places its cash in what it believes to be credit-worthy financial institutions. The Group has a diversified customer base, most of which are in China. The Group controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Group routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

(k)	Recently issued accounting standards

In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Nonmonetary Assets, which eliminates an exception in APB 29 for recognizing nonmonetary exchanges of similar productive assets at fair value and replaces it with an exception for recognizing exchanges of nonmonetary assets at fair value that do not have commercial substance. This Statement was adopted by the Group for nonmonetary asset exchanges occurring on or after January, 1, 2007. As the Group has not entered into any transactions within the scope of FASB Statement No. 153, the adoption of the Statement has not had a material impact on its financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in

Income Taxes - An interpretation of FASB Statement No. 109. The interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attributes of income tax positions taken or expected to be taken on tax return. Under FIN 48, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more-likely-than not to be sustained upon audited by the relevant tax authority. The adoption of FIN 48 did not have a material impact on the Group’s financial condition or results of operations.

In September 2006, FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No 87, 88, 106 and 132(R) (SFAS 158). SFAS 158 requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in the statement of financial position and the recognition of changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires the measurement of the funded status of a plan as of the date of the year-end statement of financial position. The adoption of this statement did not have a material effect on the Group’s financial condition and results of operations.

(k)	Recently issued accounting standards (…/Cont’d)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Liabilities - including an amendment of FASB Statement No. 115 (SFAS 159).” This Statement creates a fair value option under which an entity may irrevocably elect fair value as the initial and subsequent measurement attribute for certain assets and liabilities, on an instrument-by-instrument basis. If the fair value option is elected for an instrument, all subsequent changes in fair value for that instrument shall be reported in earnings. The Statement is effective for fiscal years beginning after November 15, 2007. The Group does not anticipate that the adoption of SFAS No. 159 will have a material impact on its financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for fiscal years beginning on or after December 15, 2008 and will be applied prospectively. The Group is currently evaluating the potential impact of the adoption of SFAS 141R on its consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of Accounting Research Bulletin No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This statement is effective for fiscal years beginning on or after December 15, 2008 and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. The Group is currently evaluating the potential impact of the adoption of SFAS 160 on its consolidated financial position, results of operations or cash flows.

(l) Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entity (“VIE”) for which the Company is the primary beneficiary. All inter-company accounts and transactions have been eliminated in consolidation. The Company has adopted FIN 46R which requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE’s residual returns.

In addition, the shareholders of UIB Beijing have pledged their shares in UIB Beijing as collateral to secure these contractual arrangements.

(m) Income Taxes

The Group accounts for income taxes under FASB Statement No. 109, Accounting for Income Taxes. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date.

4.	CASH

Cash represents cash in bank and cash on hand.

5.	COMMISSIONS RECEIVABLE

The commissions receivable represents the commission receivable from insurance companies, as the Group provides brokerage services between schools, students and insurance companies. The Group has historically been able to collect all of its receivable balances, and accordingly, has not provided any allowance for doubtful accounts as of June 30, 2008.

6.	PREPAYMENTS AND OTHER RECEIVABLES

Prepayments and other receivables at June 30 consisted of the following: -

June 30, 2008 USD

Prepayments	239,988
Other receivables
- Amount due from third parties	248,417
- Others	32,727

521,132

7.	FURNITURE, FIXTURES AND EQUIPMENT, MOTOR VEHICLES

Furniture, fixtures and equipment, motor vehicles at June 30 consisted of the following:-

June 30, 2008 USD

Furniture, fixtures and equipment	1,407,881
Motor vehicles	1,958,826

3,366,707

Accumulated depreciation	(1,077,070)

2,289,637

8.	ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables at June 30 consisted of the following: -

June 30, 2008 USD

Accrued expenses and other payables (1)	1,878,974
Accruals for salaries and staff welfare	299,155
Other taxes payable	169,674

2,347,803

(1)	Accrued expenses and other payables mainly represent provision made for expenses, accrued expenses and loan payables to third parties.

(2)

Other payables include USD728,959 advanced from UIB Beijing’s shareholder Shanghai Tianshi Investment Company Limited. The advance is unsecured, non interest - bearing and have no fixed repayment term.

9.	OWNERS’ EQUITY

Capital

The Company established in May 2008. Authorized capital stock of the Company includes 50,000 ordinary shares of USD1.00 each, all of which are issued and outstanding. Outstanding capital contributions receivable at June 30, 2008 have been presented as an offset to owners’ equity on the accompanying balance sheet.

The Company’s VIE subsidiary - UIB Beijing’s registered capital was RMB50,000,000 (USD1,812,295 based on the rate recorded on the date of capital injection in 2004, USD616,812 based on the rate recorded on the date of capital injection in 2005 and USD4,279,906 bases on the rate recorded on the capital injection in 2008) making a total of USD6,709,013.

10.	OTHER INCOME

Other income at June 30 consisted of the following:-

	June 30, 2008 USD	June 30, 2007 USD

Training income	1,998	1,316
Sundry income	4,504	1,317

	6,502	2,633

11.	INCOME TAXES

A reconciliation of the expected income tax expense to the actual income tax expense for the periods ended June 30 are as follows:-

	June 30, 2008 USD	June 30, 2007 USD

Income / (Loss) before tax	2,400,411	(480,925)

Expected tax (2008 : 25%, 2007 : 33%)	600,103	—
Tax effect of non-deductible branch operating loss	—	147,941
Non-deductible expenses	12,795	23,640
Tax exempted	—	5,233
Tax rate lower than statutory rate	—	(124,256)

Actual income tax expense	612,898	52,558

Each branch of the Group is subject to local income tax. Losses at the branch losses are not available to offset income at other branches.

The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Group to substantial PRC taxes in the future.

12.	RELATED PARTY TRANSACTIONS

Amount due to a related party

June 30, 2008 USD

Beijing Hezheng Insurance Broker Company Limited	16,318

Beijing Hezheng Insurance Broker Company Limited are under same control of owners of the Group. The advances are unsecured, non interest-bearing and have no repayment term.

13.	PENSION AND OTHER POSTRETIREMENT BENEFITS

Pursuant to the relevant laws and regulation in the PRC, the Group participates in contribution retirement plans for its employees arranged by a governmental organization. The Group makes contributions to the retirement plan at the applicable rate based on the employees’ salaries. The required contributions under the retirement plans are charged to the statements of operations on an accrual basis. The Group’s contributions totaled USD86,882 and USD65,707 for the periods ended June 30, 2008 and 2007 respectively.

The Group has no other obligation to make payments in respect of retirement benefits of its employees.

14.	COMMITMENTS

Lease Agreements

The Group utilizes office space provided by one of UIB Beijing’s directors at no cost. The Group also leases office under noncancelable operating lease arrangements expiring on various dates through 2009. The Group anticipates that most of these will be renewed or replaced upon expiration. At June 30, 2008, the aggregate future minimum lease payments under all noncancelable lease agreements were as follows:-

USD

June 30
2008	114,476
2009	52,494
Thereafter	—

Total minimum future lease payments	166,970

CHINAGROWTH NORTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
ChinaGrowth North Acquisition Corporation

          We have audited the accompanying balance sheets of ChinaGrowth North Acquisition Corporation (a development stage company) as of December 31, 2007 and 2006, and the related statements of operations, shareholders’ equity and cash flows for the periods from May 3, 2006 (date of inception) through December 31, 2007 and 2006 and for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ChinaGrowth North Acquisition Corporation as of December 31, 2007 and 2006, and the results of its operations and cash flows for the periods from May 3, 2006 (date of inception) through December 31, 2007 and 2006 and for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ J.H. Cohn LLP

J.H. Cohn LLP

New York, New York

May 7, 2008

CHINAGROWTH NORTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

	December 31, 2007	December 31, 2006

ASSETS
Current assets:
Cash and cash equivalents	$320,703	$156,502
Prepaid expenses	18,965	—
Investment held in trust	38,796,441	—
Investment held in trust for Underwriters	798,400	—
Deferred offering cost	—	212,621

Total assets	$39,934,509	$369,123

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued offering costs	$—	$149,056
Accrued expenses	37,004	—
Unsecured promissory notes	—	210,000
Due to Underwriters	798,400	—

Total current liabilities	835,404	359,056

Common Stock subject to possible conversion to cash (997,501 shares at conversion value)	7,915,009	—

COMMITMENTS
Shareholders’ equity:
Preferred shares—$.001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Ordinary shares—$.001 par value, 20,000,000 shares authorized; 6,115,000 issued and outstanding – 2007; 1,125,000 shares issued and outstanding – 2006	6,115	1,125
Additional paid-in capital	29,883,148	23,875
Retained earnings/(deficit) accumulated during the development stage	1,294,833	(14,933)

Total shareholders’ equity	31,184,096	10,067

Total liabilities and shareholders’ equity	$39,934,509	$369,123

See Accompanying Notes to Financial Statements.

CHINAGROWTH NORTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

	For the year ended December 31, 2007	For the period from May 3, 2006 (Date of Inception) through December 31, 2006	For the period from May 3, 2006 (Date of Inception) through December 31, 2007

Operating expenses	$369,921	$16,722	$386,643

Loss from operations	(369,921)	(16,722)	(386,643)

Interest income	1,679,687	1,789	1,681,476

Net income (loss)	$1,309,766	$(14,933)	$1,294,833

Net income (loss) per share—basic and diluted	$0.23	$(0.01)

Weighted average number of shares outstanding—basic and diluted	5,703,767	1,125,000

See Accompanying Notes to Financial Statements.

CHINAGROWTH NORTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF SHAREHOLDERS’ EQUITY

	Ordinary Shares		Additional Paid-In Capital	Retained Earnings/ (Deficit)

	Shares	Amount			Total

Common shares issued May 3, 2006 at $0.001 per share	1,125,000	$1,125	$23,875	$—	$25,000

Net loss for the period from May 3, 2006 (date of inception) to December 31, 2006	—	—	—	(14,933)	(14,933)

Balance at December 31, 2006	1,125,000	1,125	23,875	(14,933)	10,067

Sale of 4,990,000 units, net of underwriters’ discount and offering expenses (includes 997,501 shares subject to possible conversion)	4,990,000	4,990	36,694,182	—	36,699,172

Proceeds from issuance of founding director warrants	—	—	1,080,000	—	1,080,000

Proceeds subject to possible conversion of 997,501 shares	—	—	(7,915,009)	—	(7,915,009)

Proceeds from issuance of underwriting option	—	—	100	—	100

Net income for the year ended December 31, 2007	—	—	—	1,309,766	1,309,766

Balance at December 31, 2007	6,115,000	$6,115	$29,883,148	$1,294,833	$31,184,096

See Accompanying Notes to Financial Statements.

CHINAGROWTH NORTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2007	For the period from May 3, 2006 (Date of Inception) through December 31, 2006	For the period from May 3, 2006 (Date of Inception) through December 31, 2007

Cash flows from operating activities:

Net income (loss)	$1,309,766	$(14,933)	$1,294,833

Increase in accrued expenses	37,004	—	37,004

Increase in prepaid expenses	(18,965)	—	(18,965)

Net cash provided by (used in) operating activities	1,327,805	(14,933)	1,312,872

Cash flows from investing activities:

Cash held in trust account	(39,594,841)	—	(39,594,841)

Net cash used by investing activities	(39,594,841)	—	(39,594,841)

Cash flows from financing activities:
Proceeds from public offering	39,920,000	—	39,920,000
Proceeds from founding director warrant purchase	1,080,000	—	1,080,000
Proceeds from issuance of underwriter option	100	—	100
Proceeds from sale of ordinary shares	—	25,000	25,000
Issuance of unsecured promissory notes	—	210,000	210,000
Repayment of unsecured promissory notes	(210,000)	—	(210,000)
Payments of offering costs	(2,358,863)	(63,565)	(2,422,428)

Net cash provided by financing activities	38,431,237	171,435	38,602,672

Net increase in cash and cash equivalents	164,201	156,502	320,703
Cash and cash equivalents— beginning of period	156,502	—	—

Cash and cash equivalents—end of period	$320,703	$156,502	$320,703

Supplemental disclosure of cash flow information:
Accrual of deferred offering costs	$—	$149,056	$—
Accrual of deferred underwriting fees	$798,400	$—	$798,400

See Accompanying Notes to Financial Statements.

ChinaGrowth North Acquisition Corporation
(a development stage company)

Notes to Financial Statements

NOTE 1 — ORGANIZATION, BUSINESS OPERATIONS AND BASIS OF PRESENTATION

Organization and Business Operations

          ChinaGrowth North Acquisition Corporation (the “Company”) was incorporated in the Cayman Islands on May 3, 2006 as a blank check company recently formed for the purpose of affecting a share capital exchange, asset acquisition or other similar business combination with an operating business in a specified industry. Our objective is to acquire an operating business that has its primary operating facilities located in the People’s Republic of China (“PRC”) in any city or province north of the Yangtze River. However, in the event ChinaGrowth South Acquisition Corporation executes a definitive acquisition agreement, then the Company will have no geographic restrictions in identifying and selecting a prospective target business or industry in the PRC, and it may therefore also pursue acquisition opportunities south of the Yangtze River. The Company’s efforts in identifying a prospective target business will not be limited to a particular industry.

          The registration statement for the Company’s initial public offering (as discussed in Note 3 below) (the “Offering”) was declared effective on January 25, 2007. The Company completed the Public Offering of 4,990,000 units on January 29, 2007 (including 490,000 units subject to the underwriters’ over-allotment option which were exercised on February 9, 2007). Prior to our Offering, the Company sold an aggregate of 900,000 warrants to its officers and directors in a private placement for a purchase price of $1,080,000. After deducting the underwriting discounts and commissions and the offering expenses, the total net proceeds to the Company from the Public Offering and private placement were approximately $38,624,000, including an additional $798,400 to be paid to the underwriters, of which $37,924,000 was deposited into a trust account (“Trust Account”) and the remaining proceeds are available to be used to provide for business, legal and accounting due diligence and advisory fees in connection with prospective business combinations, compliance with securities laws and regulations, and continuing general and administrative expenses.

          The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering as discussed in Note 3, although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a business combination with an operating business in the PRC (“Business Combination”). Furthermore, there is no assurance that the Company will be able to successfully affect a Business Combination.

          The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for shareholder approval. In the event that shareholders owning 19.99% or more of the shares sold in the Offering vote against the Business Combination and exercise their redemption rights described below, the Business Combination will not be consummated. All of the Company’s shareholders prior to the Offering, including all of the officers and directors of the Company (“Initial Shareholders”), have agreed to vote their 1,125,000 founding ordinary shares in accordance with the vote of the majority in interest of all other shareholders of the Company (“Public Shareholders”) with respect to any Business Combination. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

          With respect to a Business Combination which is approved and consummated, any Public Shareholder who voted against the Business Combination may demand that the Company redeem his or her shares. The per share redemption price will equal the amount in the Trust Account, net of taxes payable, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of ordinary shares held by Public Shareholders at the consummation of the Offering. Accordingly, Public Shareholders holding 19.99% of the aggregate number of shares owned by all Public Shareholders may seek redemption of their shares in the event of a Business Combination. Such Public Shareholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares held by Initial Shareholders.

          As of December 31, 2007, an amount of $38,796,441 (including interest) of the net proceeds was held in a trust account (“Trust Account”) and invested in short-term United States government securities. Under the agreement governing the Trust Account, the funds in the Trust Account may only be invested in United States government securities having a maturity of one hundred and eighty days or less or in money market funds. The funds will continue to be kept in the Trust Account until the earlier of (i) the consummation of the Business Combination or (ii) distribution of the Trust Account as described below.

          In the event that the Company does not consummate a Business Combination within 18 months from the date of the completion of the Public Offering (or 24 months from the completion of the Public Offering if certain extension criteria have been satisfied), the Company will be dissolved and the proceeds held in the Trust Account will be distributed to the Company’s public shareholders. In the event of such distribution, the per share value of the residual assets remaining available for distribution (including the amount held in the Trust Account) may be less than the Public Offering price of $8.00 per unit (see Note 3).

          Management does not believe that any recently issued, but not yet effective, accounting standard if currently adopted would have a material effect on the accompanying financial statements.

Basis of Presentation

          The financial statements include the accounts of the Company. The Company has not commenced operations since its inception on May 3, 2006. All activities and expenses incurred are related to the Company’s formation and capital raising activities.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Cash and cash equivalents:

          Cash and cash equivalents comprise cash at bank and on hand and demand deposits with banks and other financial institutions.

2.2 Investment held in Trust Account:

          The investment held in the Trust Account consist of U.S. government treasury bills purchased with an original maturity of less than three months at date of acquisition and are stated at amortized cost which approximates fair value. Interest income, including amortization of the premium and discount arising at acquisition is recorded on an accrual basis.

2.3 Use of estimates:

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2.4 Income taxes:

          Under current Cayman Islands laws, the Company is not subject to income tax, and accordingly, no income tax expense/benefit has been recognized in respect of the net income/losses incurred.

2.5 Basis and diluted net income/loss per share:

          At December 31, 2007 and 2006, potentially diluted shares totaled 6,520,000 and 0, respectively. The number of shares used in the calculation of diluted net income/loss per share is equal to the number of shares used to calculate the basic net income/loss per share because the effect of the warrants and the underwriters’ option were not utilized since they are considered contingent shares.

2.6 Deferred offering costs:

          Deferred offering costs consisted principally of legal, professional and registration fees incurred that were related to the Public Offering. Such costs were ultimately charged against the gross proceeds received from the Public Offering.

NOTE 3 — INITIAL PUBLIC OFFERING

          On January 29, 2007, the Company completed the sale of 4,990,000 units on January 29, 2007 (including 490,000 units subject to the underwriters’ over-allotment option which were exercised on February 9, 2007) at a price of $8.00 per unit. Each unit consists of one ordinary share of the Company, $0.001 par value, and one warrant. Each warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $6.00 commencing on the later of (a) the completion of a Business Combination with a target business, or (b) January 29, 2008. The warrants expire on January 29, 2011. The Company may redeem the warrants (including any warrants issued upon exercise of the unit purchase option described below) at a price of $0.01 per warrant at any time after the warrants become exercisable to the extent the last sales price of the Company’s ordinary shares equals or exceeds $11.50 per share for any 20 trading days within a 30 trading day period.

          The Company’s directors and officers, or their designees, have also purchased a total of 900,000 warrants prior to the closing of the Offering at $1.20 per warrant for an aggregate purchase price of $1,080,000 (the “Founding Director Warrants”). The Founding Director Warrants were purchased separately and not in conjunction with ordinary shares in the form of units. The purchase price of the Founding Director Warrants has been added to the proceeds from the Offering to be held in the Trust account pending completion of a business combination. If the Company does not complete a Business Combination then the purchase price of the Founding Director Warrants will become part of the liquidation distribution and the Founding Director Warrants will expire worthless.

          The Company will use its best efforts to cause a registration statement to become effective on or prior to the commencement of the warrant exercise period and to maintain the effectiveness of such registration statement until the expiration of the warrants. If the Company is unable to maintain the effectiveness of such registration statement until the expiration of the warrants, and therefore is unable to deliver registered shares, the warrants may become worthless. Because the Founding Director Warrants were sold in a Regulation S private placement and were issued pursuant to an exemption from registration requirements under federal securities laws, the Founding Director Warrants will be exercisable even if, at the time of exercise, a prospectus relating to the common stock issuable upon exercise of the Founding Director Warrants is not current.

          In addition, on January 29, 2007, the Company sold to the underwriters, for $100, an option to purchase up to a total of 315,000 units as compensation for their services (the “unit purchase option”). The units issuable upon exercise of the unit purchase option are identical to those offered in the Public Offering. In lieu of paying the exercise price of $10.00 per unit, the option may be converted into units (i.e., a cashless basis) to the extent that the market value of the units at the time of the conversion exceeds the exercise price of the option. The option may only be exercised or converted by the option holder. The unit purchase option expires on January 29, 2012 and is exercisable at $10.00 per Unit commencing on the later of (a) the completion of a Business Combination, or (b) January 29, 2008.

          The sale of the option was accounted for as an equity transaction. Accordingly, there was no net impact on the Company’s financial position or results of operations, except for the recording of the $100 proceeds from the sale. We have estimated, based upon a Black-Scholes model, that the fair value of the option is approximately $1,058,652, using an expected life of five years, volatility of 48.3%, and a risk-free interest rate of 5.093%. However, because our units do not have a trading history, the volatility assumption is based on information currently available to management. We believe the volatility estimate is a reasonable benchmark to use in estimating the expected volatility of our units. The volatility calculation is based on the average of the volatilities using daily historical prices over the past five years of each of 67 companies drawn from the Shanghai Stock Exchange Composite Index that had market capitalizations of less than $75,000,000. Although an expected life of five years was used in the calculation, if we do not consummate a business combination within the prescribed time period and we automatically dissolve and subsequently liquidate the trust account, the option will become worthless.

          Although the purchase option and its underlying securities have been registered in our initial public offering, the purchase option grants to holders demand and “piggy back” rights for periods of five years and seven years, respectively, from the effective date of our initial public offering with respect to the registration under the

Securities Act of 1933 of the securities directly and indirectly issuable upon exercise of the purchase option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the purchase option may be adjusted in certain circumstances including in the event of a share dividend, or our recapitalization, merger or consolidation. However, the purchase option will not be adjusted for issuances of ordinary shares at a price below its exercise price.

NOTE 4 — COMMITMENTS

          The Company utilizes certain limited administrative, technology and secretarial services, as well as certain limited office space provided by an affiliate of one of the Initial Shareholders. Such affiliate has agreed that, until a Business Combination, it will make such services available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate up to $7,500 per month for such services commencing on the effective date of the Public Offering.

          In addition, the Company has agreed to pay to Morgan Joseph & Co., Inc. serving as the underwriting syndicate’s representative, seven percent (7%) of the gross proceeds of the offering (the “Underwriters’ Discount”). Five percent (5%) of the gross proceeds ($1,996,000 including the exercise of the over-allotment option) have been paid upon the closing of the Public Offering. Morgan Joseph & Co., Inc. has agreed to defer payment of the remaining two percent (2%) of the gross proceeds ($798,400) until completion of a Business Combination. Until a Business Combination is complete, these funds will be placed in the Trust Account. If the Company does not complete a Business Combination then the 2% deferred fee will become part of the liquidation distribution.

          As discussed in Note 3, the Company’s Founding Directors purchased 900,000 Warrants at a price of $1.20 per Warrant for a total gross proceeds of $1,080,000. Each of the Company’s Initial Shareholders or their designees cannot sell these warrants until the consummation of a business combination. These warrants will be non-callable as long as they are held by the Company’s Initial Shareholders or their designees.

NOTE 5 — UNSECURED PROMISSORY NOTES

          The Company had issued an aggregate of $210,000 of unsecured promissory notes to five Initial Shareholders. The notes were non-interest bearing and were paid on the consummation of the Public Offering.

NOTE 6 — PREFERRED SHARES

          The Company is authorized to issue 1,000,000 shares of preferred shares with such designations and other voting rights and preferences as may be determined from time to time by the Board of Directors.

NOTE 7— AMOUNT OF EQUITY SUBJECT TO POSSIBLE REDEMPTION

          The Company is required to obtain shareholder approval for any business combination of a target business. In the event that public shareholders owning 20% or more of the ordinary shares sold in the Public Offering vote against a Business Combination, the Company will not proceed with a Business Combination if the public shareholders exercise their redemption rights. That is, the Company can still effect a business combination if the public shareholders owning up to approximately 19.99% of the ordinary shares sold in the Public Offering exercise their redemption rights.

          This redemption obligation with respect to up to 19.99% of the ordinary shares sold in the Public Offering will exist regardless of how a business combination is structured. That is, the Company would be required to redeem up to an amount equal to the product of approximately 19.99% of the 4,990,000 ordinary shares sold in the Public Offering (or 997,501 ordinary shares) multiplied by an initial cash per-share redemption price of $7.60. The actual per-share redemption price will be equal to the quotient of the amount in the Trust Account plus all accrued interest not previously released to the Company, as of two business days prior to the proposed consummation of the business combination, divided by 4,990,000 ordinary shares.

          Accordingly, under the provision of EITF D-98, Classification and Measurement of Redeemable Securities, the Company has classified 19.99% of the net proceeds from the Public Offering, or $7,915,009 as outside permanent equity.

CHINAGROWTH NORTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

CONDENSED BALANCE SHEETS

	June 30, 2008	December 31, 2007

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$146,561	$320,703
Prepaid expenses	2,709	18,965
Investment held in trust	39,190,527	38,796,441
Investment held in trust for Underwriters	798,400	798,400

Total assets	$40,138,197	$39,934,509

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses	$61,140	$37,004
Due to Underwriters	798,400	798,400

Total current liabilities	859,540	835,404

Common Stock subject to possible conversion to cash (997,501 shares at conversion value)	7,993,787	7,915,009

COMMITMENTS
Shareholders’ equity:

Preferred shares—$.001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—

Ordinary shares—$.001 par value, 20,000,000 shares authorized; 6,115,000 issued and outstanding – 2007; 1,125,000 shares issued and outstanding – 2006	6,115	6,115

Additional paid-in capital	29,804,370	29,883,148

Retained earnings/(deficit) accumulated during the development stage	1,474,385	1,294,833

Total shareholders’ equity	31,284,870	31,184,096

Total liabilities and shareholders’ equity	$40,138,197	$39,934,509

See Accompanying Notes to Financial Statements.

CHINAGROWTH NORTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

CONDENSED STATEMENTS OF OPERATIONS

	Six Months Ended June 30, 2008	Six Months Ended June 30, 2007	For the period from May 3, 2006 (Date of Inception) through June 30, 2008

	(Unaudited)	(Unaudited)	(Unaudited)

Operating expenses	$214,415	$129,108	$601,058

Loss from operations	(214,415)	(129,108)	(601,058)
Interest income	393,967	809,111	2,075,443

Net income (loss)	$179,552	$680,003	$1,474,385

Net income (loss) per share—basic and diluted	$0.03	$0.13	$0.34

Weighted average number of shares outstanding—basic and diluted	6,115,000	5,285,719	4,394,240

See Accompanying Notes to Financial Statements.

CHINAGROWTH NORTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF SHAREHOLDERS’ EQUITY

	Ordinary Shares		Additional Paid-In Capital	Retained Earnings/ (Deficit)

	Shares	Amount			Total

Common shares issued May 3, 2006 at $0.001 per share	1,125,000	$1,125	$23,875	$—	$25,000

Net loss for the period from May 3, 2006 (date of inception) to December 31, 2006	—	—	—	(14,933)	(14,933)

Balance at December 31, 2006	1,125,000	1,125	23,875	(14,933)	10,067

Sale of 4,990,000 units, net of underwriters’ discount and offering expenses (includes 997,501 shares subject to possible conversion)	4,990,000	4,990	36,694,182	—	36,699,172
Proceeds from issuance of founding director warrants	—	—	1,080,000	—	1,080,000
Proceeds subject to possible conversion of 997,501 shares	—	—	(7,915,009)	—	(7,915,009)
Proceeds from issuance of underwriting option	—	—	100	—	100
Net income for the year ended December 31, 2007	—	—	—	1,309,766	1,309,766

Balance at December 31, 2007	6,115,000	$6,115	$29,883,148	$1,294,833	$31,184,096
Unaudited
Net income for the six months ended June 30, 2008				179,552	179,552
Interest income subject to possible conversion of 997,501 shares			(78,778)		(78,778)

Balance at June 30, 2008	6,115,000	$6,115	29,804,370	1,474,385	31,284,870

See Accompanying Notes to Financial Statements.

CHINAGROWTH NORTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

CONDENSED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30, 2008	Six Months Ended June 30, 2007	For the period from May 3, 2006 (Date of Inception) through June 30, 2008

	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$179,552	$680,003	$1,474,385
Increase in accrued expenses	24,136	20,000	61,140
(Increase)/ Decrease in prepaid expenses	16,256	(35,221)	(2,709)

Net cash provided by (used in) operating activities	219,944	664,782	1,532,816

Cash flows from investing activities:
Cash held in trust account	(394,086)	(38,733,140)	(39,988,927)

Net cash used by investing activities	(394,086)	(38,733,140)	(39,988,927)

Cash flows from financing activities:
Proceeds from public offering	—	39,920,000	39,920,000
Proceeds from founding director warrant purchase	—	1,080,000	1,080,000
Proceeds from issuance of underwriter option	—	100	100
Proceeds from sale of ordinary shares	—	—	25,000
Issuance of unsecured promissory notes	—	—	210,000
Repayment of unsecured promissory notes	—	(210,000)	(210,000)
Payments of offering costs	—	(2,358,863)	(2,422,428)

Net cash provided by financing activities	—	38,431,237	38,602,672

Net increase / (Net decrease) in cash and cash equivalents	(174,142)	362,879	146,561
Cash and cash equivalents—beginning of period	320,703	156,502	—

Cash and cash equivalents—end of period	$146,561	$519,381	$146,561

Supplemental disclosure of cash flow information:
Accrual of deferred underwriting fees	$798,400	$798,400	$798,400

See Accompanying Notes to Financial Statements.

CHINAGROWTH NORTH ACQUISITION CORPORATION
(a development stage enterprise)

NOTES TO CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1—ORGANIZATION, BUSINESS OPERATIONS AND BASIS OF PRESENTATION

Organization and Business Operations

          ChinaGrowth North Acquisition Corporation (the “Company”) was incorporated in the Cayman Islands on May 3, 2006 as a blank check company recently formed for the purpose of affecting a share capital exchange, asset acquisition or other similar business combination with an operating business in a specified industry. Our objective is to acquire an operating business that has its primary operating facilities located in the People’s Republic of China (“PRC”) in any city or province north of the Yangtze River. However, in the event ChinaGrowth South Acquisition Corporation executes a definitive acquisition agreement, then the Company will have no geographic restrictions in identifying and selecting a prospective target business or industry in the PRC, and it may therefore also pursue acquisition opportunities south of the Yangtze River. The Company’s efforts in identifying a prospective target business will not be limited to a particular industry.

          The registration statement for the Company’s initial public offering (as discussed in Note 3 below) (the “Offering”) was declared effective on January 25, 2007. The Company completed the Public Offering of 4,990,000 units on January 29, 2007 (including 490,000 units subject to the underwriters’ over-allotment option which were exercised on February 9, 2007). Prior to our Public Offering, the Company sold an aggregate of 900,000 warrants to its officers and directors in a private placement for a purchase price of $1,080,000. After deducting the underwriting discounts and commissions and the offering expenses, the total net proceeds to the Company from the Public Offering and private placement were approximately $38,624,000, including an additional $798,400 to be paid to the underwriters, of which $37,924,000 was deposited into a trust account (“Trust Account”) and the remaining proceeds are available to be used to provide for business, legal and accounting due diligence and advisory fees in connection with prospective business combinations, compliance with securities laws and regulations, and continuing general and administrative expenses.

          The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering as discussed in Note 3, although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a business combination with an operating business in the PRC (“Business Combination”). Furthermore, there is no assurance that the Company will be able to successfully affect a Business Combination.

          The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for shareholder approval. In the event that shareholders owning 19.99% or more of the shares sold in the Offering vote against the Business Combination and exercise their redemption rights described below, the Business Combination will not be consummated. All of the Company’s shareholders prior to the Offering, including all of the officers and directors of the Company (“Initial Shareholders”), have agreed to vote their 1,125,000 founding ordinary shares in accordance with the vote of the majority in interest of all other shareholders of the Company (“Public Shareholders”) with respect to any Business Combination. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

          With respect to a Business Combination which is approved and consummated, any Public Shareholder who voted against the Business Combination may demand that the Company redeem his or her shares. The per share redemption price will equal the amount in the Trust Account, net of taxes payable, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of ordinary shares held by Public Shareholders at the consummation of the Offering. Accordingly, Public Shareholders holding 19.99% of the aggregate number of shares owned by all Public Shareholders may seek redemption of their shares in the event of a Business Combination. Such Public Shareholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares held by Initial Shareholders.

NOTE 1—ORGANIZATION, BUSINESS OPERATIONS AND BASIS OF PRESENTATION (CONTINUED)

          As of June 30, 2008, an amount of $39,988,927 (including interest and deferred underwriter fees) of the net proceeds was held in a trust account (“Trust Account”) and invested in short-term United States government securities. Under the agreement governing the Trust Account, the funds in the Trust Account may only be invested in United States government securities having a maturity of one hundred and eighty days or less or in money market funds. The funds will continue to be kept in the Trust Account until the earlier of (i) the consummation of the Business Combination or (ii) distribution of the Trust Account as described below.

          In the event that the Company does not consummate a Business Combination within 18 months from the date of the completion of the Public Offering (or 24 months from the completion of the Public Offering if certain extension criteria have been satisfied), the Company will be dissolved and the proceeds held in the Trust Account will be distributed to the Company’s public shareholders. In the event of such distribution, the per share value of the residual assets remaining available for distribution (including the amount held in the Trust Account) may be less than the Public Offering price of $8.00 per unit (see Note 3).

          Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Basis of Presentation

          The financial statements include the accounts of the Company. The Company has not commenced operations since its inception on May 3, 2006. All activities and expenses incurred are related to the Company’s formation and capital raising activities.

          The accompanying interim financial statements as of June 30, 2008 and for the period from May 3, 2006 (date of inception) to June 30, 2008 and for the six months periods ended June 30, 2008 and 2007 have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “ SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading. The December 31, 2007 balance sheet was derived from audited financial statements included in the Company’s Current Report on Form 20-F (“Form 20-F”). The accompanying interim financial Statements should be read in conjunction with the audited financial statements and the notes thereto, included in the Form 20-F.

          In the opinion of management, all adjustments (which include normal recurring adjustments, except as disclosed herein) necessary to present a fair statement of financial position as of June 30, 2008, the results of operations and cash flows for the period from May 3, 2006 (date of inception) to June 30, 2008, the results of operations for the six months period ended June 30, 2008 and 2007, and cash flows for the six months period ended June 30, 2008 and 2007 as applicable, have been made. The results of operations for the six months ended June 30, 2008 and 2007 are not necessarily indicative of the operating results for the full fiscal year or any future periods.

          On May 24, 2008, ChinaGrowth North Acquisition Corporation, a Cayman Islands exempted company (“CGNAC”) entered into a Share Purchase Agreement (the “SPA”) to acquire UIB Group Limited, a British Virgin Islands company (“UIB”), a leading insurance brokerage service provider in China. Following completion of the transaction, UIB will become a wholly owned subsidiary of CGNAC. Upon consummation of the business combination between CGNAC and UIB, the surviving company will issue 50,000 ordinary shares as finder fee and 120,000 ordinary shares for due diligence work to third parties.

          CGNAC will survive the business combination contemplated by the SPA (the “Business Combination”)(the “Surviving Company”). After the consummation of the Business Combination, the Board of Directors of the

Surviving Company will initially consist of seven members, with five members designated by UIB and two designated by CGNAC.

          On October 30, 2008, the parties amended the share purchase agreement dated as of May 24, 2008 to revise certain purchase price provisions.

          Pursuant to the terms of the Amendment to Share Purchase Agreement, CGNAC will acquire all of the shares outstanding of UIB, for a consideration consisting of $2 million in cash, 6,365,001 ordinary shares of CGNAC to be issued at the closing, including 2,000,000 shares of CGNAC to be held in an escrow account, and subject to the company surviving the Acquisition meeting its after-tax profits US$12 million and US$18 million for the fiscal years ending December 31, 2008 and 2009, respectively, 2,000,000 shares of CGNAC held in the escrow account will be released to the current UIB shareholders.

          Furthermore, on an all or none basis, if, on a consolidated basis, the company surviving the Acquisition achieves or exceeds after-tax profits for the fiscal years ending December 31, 2009, 2010, 2011, 2012 and 2013, additional ordinary shares of CGNAC, as detailed below:

Year Ending December 31,	Achieved After-Tax Profits	Additional Ordinary Shares Issuable (amounts do not accumulate)

2009	US$26 million	4,000,000
2010	US$43 million	3,000,000
2011	US$75 million	3,000,000
2012	US$116 million	3,000,000
2013	US$180 million	4,000,000

          In addition, our current directors have agreed that 50% of the 1,125,000 shares of CGNAC held by them, that is 562,500 shares, shall be held in an escrow account upon the consummation of the Acquisition. Such shares held in the escrow account will be released to the current directors of CGNAC only if the surviving company achieves or exceeds after-tax profits of US$26 million for the fiscal year ending December 31, 2009, failing which such shares will be forfeited.

          The SPA contains certain representations, warranties and covenants of each of the parties thereto that are customary for this type of transaction. The consummation of the transactions contemplated by the SPA is subject to certain closing conditions, including without limitation, (a) the approval of the shareholders of CGNAC of (i) the SPA and (ii) an amendment to CGNAC’s memorandum and articles of association to increase authorized share capital; and (b) less than 20% of the ordinary shares of CGNAC issued in its initial public offering voting against the Business Combination and electing to convert their shares into cash in accordance with CGNAC’s memorandum and articles of association; (c) UIB has provided its audited financial statements for the fiscal year ending December 31, 2007.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Cash and cash equivalents:

          Cash and cash equivalents comprise cash at bank and on hand and demand deposits with banks and other financial institutions.

2.2 Investment held in Trust Account:

          The investment held in the Trust Account as at June 30, 2008 consist of U.S. government treasury bills purchased with an original maturity of less than three months at date of acquisition. Interest income, including amortization of the premium and discount arising at acquisition is recorded on an accrual basis.

2.3 Use of estimates:

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.4 Income taxes:

          Under current Cayman Islands laws, the Company is not subject to income tax, and accordingly, no income tax expense/benefit has been recognized in respect of the net income/losses incurred.

2.5 Basis and diluted net income/loss per share:

          For the periods concerned, the number of shares used in the calculation of diluted net income/loss per share is equal to the number of shares used to calculate the basic net income/loss per share because the effect of the warrants and the underwriters’ option were not utilized since they are considered contingent shares.

2.6 Deferred offering costs:

          Deferred offering costs consisted principally of legal, professional and registration fees incurred that were related to the Public Offering. Such costs were ultimately charged against the gross proceeds received from the Public Offering.

NOTE 3— INITIAL PUBLIC OFFERING

          On January 29, 2007, the Company completed the sale of 4,990,000 units on January 29, 2007 (including 490,000 units subject to the underwriters’ over-allotment option which were exercised on February 9, 2007) at a price of $8.00 per unit. Each unit consists of one ordinary share of the Company, $0.001 par value, and one warrant. Each warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $6.00 commencing on the later of (a) the completion of a Business Combination with a target business, or (b) January 29, 2008. The warrants expire on January 29, 2011. The Company may redeem the warrants (including any warrants issued upon exercise of the unit purchase option described below) at a price of $0.01 per warrant at any time after the warrants become exercisable to the extent the last sales price of the Company’s ordinary shares equals or exceeds $11.50 per share for any 20 trading days within a 30 trading day period.

          The Company’s directors and officers, or their designees, have also purchased a total of 900,000 warrants prior to the closing of the Offering at $1.20 per warrant for an aggregate purchase price of $1,080,000 (the “Founding Director Warrants”). The Founding Director Warrants were purchased separately and not in conjunction with ordinary shares in the form of units. The purchase price of the Founding Director Warrants has been added to the proceeds from the Offering to be held in the Trust Account pending completion of a business combination. If the Company does not complete a Business Combination then the purchase price of the Founding Director Warrants will become part of the liquidation distribution and the Founding Director Warrants will expire worthless.

          The Company will use its best efforts to cause a registration statement to become effective on or prior to the commencement of the warrant exercise period and to maintain the effectiveness of such registration statement until the expiration of the warrants. If the Company is unable to maintain the effectiveness of such registration statement until the expiration of the warrants, and therefore is unable to deliver registered shares, the warrants may become worthless. Because the Founding Director Warrants were sold in a Regulation S private placement and were issued pursuant to an exemption from registration requirements under federal securities laws, the Founding Director Warrants will be exercisable even if, at the time of exercise, a prospectus relating to the ordinary shares that may be issued upon exercise of the Founding Director Warrants is not current.

          In addition, on January 29, 2007, the Company sold to the underwriters, for $100, an option to purchase up to a total of 315,000 units as compensation for their services (the “unit purchase option”). The units issuable upon exercise of the unit purchase option are identical to those offered in the Public Offering. In lieu of paying the exercise price of $10.00 per unit, the option may be converted into units (i.e., a cashless basis) to the extent that the market value of the units at the time of the conversion exceeds the exercise price of the option. The option may only be exercised or converted by the option holder. The unit purchase option expires on January 29, 2012 and is exercisable at $10.00 per Unit commencing on the later of (a) the completion of a Business Combination, or (b) January 29, 2008.

          The sale of the option was accounted for as an equity transaction. Accordingly, there was no net impact on the Company’s financial position or results of operations, except for the recording of the $100 proceeds from the sale.

          Although the purchase option and its underlying securities have been registered in our initial public offering, the purchase option grants to holders demand and “piggy back” rights for periods of five years and seven years, respectively, from the effective date of our initial public offering with respect to the registration under the Securities Act of 1933 of the securities directly and indirectly issuable upon exercise of the purchase option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the purchase option may be adjusted in certain circumstances including in the event of a share dividend, or our recapitalization, merger or consolidation. However, the purchase option will not be adjusted for issuances of ordinary shares at a price below its exercise price.

NOTE 4 — COMMITMENTS

          The Company utilizes certain limited administrative, technology and secretarial services, as well as certain limited office space provided by an affiliate of one of the Initial Shareholders. Such affiliate has agreed that, until a Business Combination, it will make such services available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate up to $7,500 per month for such services commencing on the effective date of the Public Offering.

          In addition, the Company has agreed to pay to Morgan Joseph & Co., Inc. serving as the underwriting syndicate’s representative, seven percent (7%) of the gross proceeds of the offering (the “Underwriters’ Discount”). Five percent (5%) of the gross proceeds ($1,996,000 including the exercise of the over-allotment option) have been paid upon the closing of the Public Offering. Morgan Joseph & Co., Inc. has agreed to defer payment of the remaining two percent (2%) of the gross proceeds ($798,400) until completion of a Business Combination. Until a Business Combination is complete, these funds will be placed in the Trust Account. If the Company does not complete a Business Combination then the 2% deferred fee will become part of the liquidation distribution.

          As discussed in Note 3, the Company’s Founding Directors purchased 900,000 Warrants at a price of $1.20 per Warrant for a total gross proceeds of $1,080,000. Each of the Company’s Initial Shareholders or their designees cannot sell these warrants until the consummation of a business combination. These warrants will be non-callable as long as they are held by the Company’s Initial Shareholders or their designees.

NOTE 5—UNSECURED PROMISSORY NOTES

          The Company had issued an aggregate of $210,000 of unsecured promissory notes to five Initial Shareholders. The notes were non-interest bearing and were paid on the consummation of the Public Offering.

NOTE 6 — PREFERRED SHARES

          The Company is authorized to issue 1,000,000 shares of preferred shares with such designations and other voting rights and preferences as may be determined from time to time by the Board of Directors.

NOTE 7 – AMOUNT OF EQUITY SUBJECT TO POSSIBLE REDEMPTION

          The Company is required to obtain shareholder approval for any business combination of a target business. In the event that public shareholders owning 20% or more of the ordinary shares sold in the Public Offering vote against a Business Combination, the Company will not proceed with a Business Combination if the public shareholders exercise their redemption rights. That is, the Company can still effect a business combination if the public shareholders owning up to approximately 19.99% of the ordinary shares sold in the Public Offering exercise their redemption rights.

          This redemption obligation with respect to up to 19.99% of the ordinary shares sold in the Public Offering will exist regardless of how a business combination is structured. That is, the Company would be required to redeem up to an amount equal to the product of approximately 19.99% of the 4,990,000 ordinary shares sold in the Public

Offering (or 997,501 ordinary shares) multiplied by an initial cash per-share redemption price of $7.60. The actual per-share redemption price will be equal to the quotient of the amount in the Trust Account plus all accrued interest not previously released to the Company, as of two business days prior to the proposed consummation of the business combination, divided by 4,990,000 ordinary shares.

          Accordingly, under the provision of EITF D-98, Classification and Measurement of Redeemable Securities, the Company has classified 19.99% of the net proceeds from the Public Offering, or $7,993,787 as outside permanent equity.

Annex A

Execution Version

SHARE PURCHASE AGREEMENT

BY AND AMONG

CHINAGROWTH NORTH ACQUISITION CORP.
a Cayman Islands Company
(as “Buyer”)

THE ENTITIES AND INDIVIDUAL LISTED ON EXHIBIT A-1 HERETO
(as “Sellers”)

UIB GROUP LIMITED
a British Virgin Islands Company
(as the “Company”)

AND

THE OTHER PARTIES LISTED IN THE PREAMBLE HEREOF

May 24, 2008

TABLE OF CONTENTS

1.	PURCHASE AND SALE		2
	1.1	Purchase and Sale	2
	1.2	Purchase Price	2
	1.3	Earn-Out Agreement	2
	1.4	Allocation of Purchase Price	3
2.	THE CLOSING		3
	2.1	The Closing	3
	2.2	Deliveries	4
	2.3	Further Assurances	4
3.	REPRESENTATIONS AND WARRANTIES OF SELLERS, FOUNDERS AND
	THE MEMBERS OF THE COMPANY GROUP		4
	3.1	Stock Ownership; Subsidiaries and Affiliated Broker	4
	3.2	Organization of Each Member of the Company Group	5
	3.3	Authority and Corporate Action; No Conflict	5
	3.4	Consents and Approvals	6
	3.5	Licenses, Permits, Etc	6
	3.6	Taxes, Tax Returns and Audits	6
	3.7	Compliance with Law	7
	3.8	Litigation	7
	3.9	Records	7
	3.10	Financial Condition	7
	3.11	No Undisclosed Liabilities	7
	3.12	Accounts Receivable	8
	3.13	Real Property	8
	3.14	Certain Personal Property	9
	3.15	Non-Real Estate Leases	9
	3.16	Contracts, Obligations and Commitments	9
	3.17	Intellectual Property Rights	10
	3.18	Title to and Condition of Assets	12
	3.19	Absence of Certain Changes	12
	3.20	Employee Plans; Labor Matters	13
	3.21	No Illegal or Improper Transactions	13

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	3.22	Related Transactions	14
	3.23	Insurance	14
	3.24	Acquisition of Buyer Shares	14
	3.25	Brokers	15
	3.26	Disclosure	15
	3.27	Survival of Representations and Warranties	15
4.	REPRESENTATIONS AND WARRANTIES OF BUYER		15
	4.1	Organization	15
	4.2	Capitalization	15
	4.3	Authority and Corporate Action; No Conflict	16
	4.4	Consents and Approvals	16
	4.5	Valid Issuance of Buyer Shares	17
	4.6	Financial Statements	17
	4.7	The Commission Reports	17
	4.8	Trust Fund	17
	4.9	No Undisclosed Liabilities	18
	4.10	Absence of Certain Changes	18
	4.11	Compliance with Law	18
	4.12	Litigation	19
	4.13	Brokers	19
	4.14	Records	19
	4.15	Disclosure	19
	4.16	Survival of Representations and Warranties	19
5.	COVENANTS OF SELLERS, FOUNDERS AND THE MEMBERS OF THE
	COMPANY GROUP		19
	5.1	Conduct of the Business	19
	5.2	Access to Information	21
	5.3	Insurance	21
	5.4	Protection of Confidential Information; Non-Competition	21
	5.5	Post-Closing Assurances	23
	5.6	No Other Negotiations	23
	5.7	No Securities Transactions	23
	5.8	Fulfillment of Conditions	23

	5.9	Disclosure of Certain Matters	24
	5.10	Regulatory and Other Authorizations; Notices and Consents	24
	5.11	Use of Intellectual Property	24
	5.12	Related Tax	24
	5.13	The Company Proxy Information	24
	5.14	Interim Financial Information	25
6.	Covenants of Buyer		25
	6.1	Conduct of the Business	25
	62	Shareholder Meeting	26
	6.3	Fulfillment of Conditions	26
	6.4	Disclosure of Certain Matters	27
	6.5	Post-Closing Assurances	27
	6.6	Regulatory and Other Authorizations; Notices and Consents	27
	6.7	Books and Records	27
	6.8	Nasdaq Listing	28
7.	ADDITIONAL COVENANTS OF THE PARTIES		28
	7.1	Other Information	28
	7.2	Mail Received After Closing	28
	7.3	Further Action	28
	7.4	Schedules	28
	7.5	Execution of Agreements	29
	7.6	Confidentiality	29
	7.7	Public Announcements	29
	7.8	Board of Buyer	29
8.	CONDITIONS TO CLOSING		30
	8.1	Conditions to Each Party’s Obligations	30
	8.2	Conditions to Obligations of the Warrantors	31
	8.3	Conditions to Obligations of Buyer	32
9.	INDEMNIFICATION		34
	9.1	Indemnification by Warrantors	34
	9.2	Indemnification by Buyer	34
	9.3	Notices, Etc	34
	9.4	Limitations	35

9.5	Adjustment to Purchase Price; Setoff	35
9.6	Claims on behalf or in right of Buyer	36
9.7	No Claim Against Trust Fund	36
10.	TERMINATION AND ABANDONMENT	36
10.1	Methods of Termination	36
10.2	Effect of Termination	37
11.	DEFINITIONS	38
12.	GENERAL PROVISIONS	43
12.1	Expenses	43
12.2	Notices	43
12.3	Amendment	44
12.4	Waiver	44
12.5	Headings	44
12.6	Severability	44
12.7	Entire Agreement	44
12.8	Benefit	45
12.9	Governing Law	45
12.10	Jurisdiction; Venue	45
12.11	No Jury Trial	45
12.12	Counterparts	45
12.13	Regulatory Requirements	45
Exhibit A-1	Sellers	A-1
Exhibit A-2	Founders	A-2
Exhibit A-3	The Company Group	A-3
Exhibit B	Allocation of Purchase Price	B
Exhibit C	Disclosure Schedule	C
Exhibit D	Form of Service Agreement	D
Exhibit E	Form of Equity Pledge Agreement	E
Exhibit F	Form of UIB Purchase Option Agreement	F
Exhibit G	Form of Proxy Agreement	H
Exhibit H	Reorganization Plan	I

SHARE PURCHASE AGREEMENT

          This SHARE PURCHASE AGREEMENT (this “Agreement”) is entered into as of [____], 2008 by and among the following parties:

                     (i)      ChinaGrowth North Acquisition Corporation, an exempted company incorporated under the laws of the Cayman Islands (“Buyer”);

                     (ii)     each of the entities and individual listed on Exhibit A-1 attached hereto (collectively, “Sellers”, and each a “Seller”);

                     (iii)     each of the individuals listed on Exhibit A-2 attached hereto (collectively, “Founders”, and each a “Founder”);

                     (iv)     UIB Group Limited, an exempted company incorporated under the laws of British Virgin Islands (the “Company” or “UIB BVI”);

                     (v)      UIB Group Limited, a corporation incorporated under the laws of the Hong Kong Special Administrative Region of the PRC (“UIB HK”) and Beijing Xin Lian Hua You Consultancy Co. Ltd (“WFOE”), each a directly or indirectly wholly-owned Subsidiary (as defined in Article XI) of the Company; and

                     (vi)     Beijing Union Insurance Broker Co., Ltd., a corporation incorporated under the laws of the PRC (“UIB Beijing”), which is an insurance broker in the PRC and an Affiliate (as defined in Article XI) of the Company by way of, among other things, certain contractual arrangements contemplated by this Agreement and is hereinafter referred to as the “Affiliated Broker”.

          The Company, its Subsidiaries and Affiliated Broker listed above are hereinafter referred to collectively as the “Company Group” and individually as a member of the Company Group. The particulars of Sellers, Founders and the Company Group are set forth on Exhibits A-1, A-2 and A-3 attached hereto, respectively.

          All of the parties listed above are referred to hereinafter collectively as the “Parties” and individually as a “Party”.

RECITALS

          WHEREAS, the Company Group, through UIB Beijing, is engaged in the business of insurance brokerage services;

          WHEREAS, Sellers own all of the outstanding capital shares and other equity interests of the Company; and

          WHEREAS, Sellers desire to sell, and Buyer desires to buy, all of the outstanding capital shares and other equity interests of the Company on the terms and subject to the conditions set forth in this Agreement.

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          NOW THEREFORE, in consideration of the mutual representations, warranties and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
PURCHASE AND SALE

          1.1     Purchase and Sale. At the Closing and on the terms and subject to the conditions set forth in this Agreement, Sellers shall sell, transfer, assign and convey to Buyer, and Buyer shall purchase from Sellers, all of the right, title and interest in and to the issued and outstanding ordinary shares of the Company (“Company Ordinary Shares”) and, if any, the issued and outstanding options, warrants or any other equity interests in or rights to acquire Company Ordinary Shares (“Company Equity Rights”).

          1.2     Purchase Price. The aggregate purchase price for Company Ordinary Shares and Company Equity Rights (“Purchase Price”) to be paid or issued and delivered shall be as follows:

                     (a)      two million U.S. dollars ($2,000,000) in cash (the “Cash Consideration”);

                     (b)      6,365,001 ordinary shares of Buyer, par value $0.001 per share (“Buyer Shares”);

                     (c)      (i) an additional 1,407,680 Buyer Shares, if the Company (or if the Closing occurs on or before December 31, 2008, the Surviving Company) achieves or exceeds After-Tax Profits (as defined in Section 1.3(g) below) of $15 million (but less than $21 million) U.S. dollars for the fiscal year ending December 31, 2008; or (ii) an additional 6,495,000 Buyer Shares, if the Company (or if the Closing occurs on or before December 31, 2008, the Surviving Company) achieves or exceeds After-Tax Profits of $21 million (but less than $27 million) U.S. dollars for the fiscal year ending December 31, 2008; or (iii) an additional 12,713,000 Buyer Shares, if the Company (or if the Closing occurs on or before December 31, 2008, the Surviving Company) achieves or exceeds After-Tax Profits of $27 million U.S. dollars for the fiscal year ending December 31, 2008, which additional Buyer Shares shall be issued to Sellers within the later of (x) the Closing Date, (y) 90 days after the end of such fiscal year or (z) 15 days following the issuance of the audit report of the Company (or if the Closing occurs on or before December 31, 2008, the Surviving Company) for such fiscal year.

                     (d)      any additional Buyer Shares issuable pursuant to Section 1.3 below.

          1.3     Earn-Out Agreement. The following earn-out provisions shall apply:

                     (a)      If, following the Closing, on a consolidated basis, the Company (or if the Closing occurs on or before December 31, 2008, the Surviving Company) achieves or exceeds After-Tax Profits of $30 million for the fiscal year ending December 31, 2008, an additional 1,200,000 Buyer Shares shall be issued to Sellers within the later of (i) 90 days after the end of such fiscal year or (ii) 15 days following the issuance of the audit report of the Company (or if the Closing occurs on or before December 31, 2008, the Surviving Company) for such fiscal year.

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                     (b)      If, following the Closing, on a consolidated basis, the Surviving Company achieves or exceeds After-Tax Profits of $48 million for the fiscal year ending December 31, 2009, an additional 1,200,000 Buyer Shares shall be issued to Sellers within the later of (i) 90 days after the end of such fiscal year or (ii) 15 days following the issuance of the audit report of the Surviving Company for such fiscal year.

                     (c)      If, following the Closing, on a consolidated basis, the Surviving Company achieves or exceeds After-Tax Profits of $75 million for the fiscal year ending December 31, 2010, an additional 1,200,000 Buyer Shares shall be issued to Sellers within the later of (i) 90 days after the end of such fiscal year or (ii) 15 days following the issuance of the audit report of the Surviving Company for such fiscal year.

                     (d)      If, following the Closing, on a consolidated basis, the Surviving Company achieves or exceeds After-Tax Profits of $116 million for the fiscal year ending December 31, 2011, an additional 1,200,000 Buyer Shares shall be issued to Sellers within the later of (i) 90 days after the end of such fiscal year or (ii) 15 days following the issuance of the audit report of the Surviving Company for such fiscal year.

                     (e)      If, following the Closing, on a consolidated basis, the After-Tax Profits as set forth in (a), (b) (c) or (d) above is not achieved or exceeded for the respective fiscal year, Sellers shall not be entitled to any additional Buyer Shares for such year, regardless of whether such After-Tax Profits is achieved or exceeded in any prior year or will be achieved or exceeded in any future year.

                     (f)      Buyer acknowledges that any additional Buyer Shares that may be issued pursuant to this Section 1.3 are in exchange for Company Ordinary Shares and Company Equity Rights and not dependent upon the continued employment or other relationships of Sellers or Founders with the Surviving Company or any other Person. Sellers acknowledge that the value of any additional Buyer Shares that may be issued pursuant to this Section 1.3 shall be available for indemnification pursuant to Article IX.

                     (g)      For purposes of this Section 1.3, “After-Tax Profits” shall mean the net income of the Surviving Company and its Subsidiaries and Affiliated Broker on a consolidated basis (excluding after-tax profits from any subsequent acquisitions of assets or equity interests that have a dilutive effect), which shall be audited pursuant to U.S. GAAP that were used for the purpose of preparing the Company’s financial statements, and subject to the audit by the Surviving Company’s independent accountants, provided, however, that the computation shall exclude the Taxes and expenses incurred in connection with the Business Combination.

          1.4     Allocation of Purchase Price. The Purchase Price shall be paid or issued and delivered by Buyer to Sellers in such proportion as requested by Sellers and set forth on Exhibit B hereto.

ARTICLE II
THE CLOSING

          2.1     The Closing. Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at 10:00 a.m., local time, on the fourth business day after the date on which the last of the conditions to the Closing set forth in Article VIII is fulfilled,

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at the offices of DLA Piper US LLP, 1251 Avenue of the Americas, New York, New York 10020, or at such other time, date or place as the Parties may agree upon orally or in writing. The date on which the Closing occurs is referred to herein as the “Closing Date”.

          2.2     Deliveries.

                     (a)     Sellers. At the Closing, Sellers shall (i) assign and transfer to Buyer all of their right, title and interest in and to Company Ordinary Shares and Company Equity Rights by delivering to Buyer the certificates representing or documents evidencing such Company Ordinary Shares and Company Equity Rights, duly endorsed for transfer and free and clear of any Liens, and (ii) deliver to Buyer the certificates, opinions and other agreements and instruments contemplated by this Agreement or the other Transaction Documents;

                     (b)     Buyer. At the Closing, Buyer shall (i) pay the Cash Consideration by wire transfer to the bank accounts designated by Sellers; (ii) deliver to Sellers the Buyer Shares as provided in Section 1.2(b) and, if applicable, Section 1.2(c) and Section 1.2(d), and (iii) the certificates, opinions and other agreements and instruments contemplated by this Agreement or the other Transaction Documents.

          2.3     Further Assurances. Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, each of the Parties shall execute and deliver such other documents and instruments, provide such other materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by Law, to fulfill its obligations under this Agreement and the other Transaction Documents to which it is a party.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLERS, FOUNDERS AND THE
MEMBERS OF THE COMPANY GROUP

          Subject to such exceptions as may be specifically set forth in the disclosure schedule of event date herewith attached hereto as Exhibit C (the “Disclosure Schedule”), each of Sellers, Founders and the members of the Company Group (collectively, the “Warrantors”), jointly and severally, represents and warrants to Buyer that each of the statements contained in this Article III are true, complete and not misleading as of the date of this Agreement:

          3.1     Stock Ownership; Subsidiaries and Affiliated Broker.

                     (a)     Ownership. The Persons set forth in paragraph 3.1(a) of the Disclosure Schedule are the sole registered owners of Company Ordinary Shares and Company Equity Rights in the amounts set forth therein. Each Warrantor owns Company Ordinary Shares and Company Equity Rights as indicated therein free and clear of any Liens. There are no options, warrants or other contractual rights outstanding which give any Person the right to acquire any Company Ordinary Shares and Company Equity Rights, whether or not such right is presently exercisable. There are no disputes, arbitrations or litigation proceedings pending or threatened with respect to Company Ordinary Shares and Company Equity Rights.

                     (b)     Subsidiaries and Affiliated Broker. Paragraph 3.1(b) of the Disclosure Schedule contains a list of all of the Subsidiaries and Affiliated Broker of the Company,

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indicating the jurisdiction, form of entity, authorized and registered capital, outstanding and contributed capital, shareholders and Control relationships of each of such Subsidiaries and Affiliated Broker. Except as may be otherwise indicated in paragraph 3.1(b) of the Disclosure Schedule, (i) all of the outstanding shares of such Subsidiaries and Affiliated Broker are validly issued, fully paid and non-assessable and are held free and clear of any Liens; (ii) there are no consignments, contracts and/or equity transfer arrangements, options, warrants or other contractual rights or arrangements outstanding which give any Person the right to acquire or Control any capital stock or any substantial part of assets of any such Subsidiary or Affiliated Broker whether or not such right is presently exercisable; and (iii) there are no contracts and/or equity transfer arrangements, options, warrants or other contractual rights (oral or written), trusts or other arrangements of any nature which give any Person the right to any stock rights or equity interests in or from any such Subsidiary or Affiliated Broker.

          3.2     Organization of Each Member of the Company Group. Each member of the Company Group is a corporate or other entity duly organized, validly existing and in good standing under the Laws of its jurisdiction. Each member of the Company Group is duly qualified to do business in the jurisdictions in which the property owned, leased or operated by such entity or the nature of the business which it conducts requires qualification, or if not so qualified, such failure or failures, in the aggregate, would not have a Material Adverse Effect on such member of the Company Group. No member of the Company Group owns, or is a party to any agreement to acquire, directly or indirectly, any capital stock or any other equity securities or interests of any Person, other than a Subsidiary listed in paragraph 3.1(b) of the Disclosure Schedule. Each member of the Company Group has all requisite power and authority to own, lease and operate its properties and to carry on its respective business as now being conducted and as presently contemplated to be conducted. The reorganization described in the Reorganization Plan has been fully completed in compliance with applicable Laws.

          3.3     Authority and Corporate Action; No Conflict.

                     (a)     Each Warrantor has all necessary power and authority to enter into this Agreement and the other Transaction Documents to which such Warrantor is a party and to consummate the share purchase and other transactions contemplated hereby and thereby. All action, corporate or otherwise, necessary to be taken by the Board of Directors or comparable governing body of such Warrantor to authorize the delivery and performance of this Agreement, the other Transaction Documents and all other documents and instruments delivered by such Warrantor in connection with the share purchase and other transactions contemplated by this Agreement or the other Transaction Documents has been duly and validly taken. This Agreement and the other Transaction Documents to which any Warrantor is a party, when executed and delivered, will constitute the valid, binding, and enforceable obligations of such Warrantor, enforceable in accordance with their respective terms, except (i) as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar Laws of general application now or hereafter in effect affecting the rights and remedies of creditors and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity) and (ii) as enforceability of any indemnification provision may be limited by federal and state securities laws and public policy of the United States, the Cayman Islands, the British Virgin Islands and the PRC.

                     (b)     Neither the execution and delivery of this Agreement or any other Transaction Document by any Warrantor nor the consummation of the transactions

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contemplated hereby or thereby by any Warrantor will (i) conflict with, result in a breach or violation of or constitute (or with notice or lapse of time or both constitute) a default under, (A) the Memorandum and Articles of Association of the Company, (B) the certificate of incorporation, articles of association or any other charter documents of any member of the Company Group other than the Company, or (C) any Law or Contract to which any Warrantor is a party or by which it (or any of its properties or assets) is subject or bound; (ii) result in the creation of, or give any Person the right to create, any Lien upon the assets of any Warrantor; (iii) terminate or modify, or give any third party the right to terminate or modify, the provisions or terms of any Contract to which any Warrantor is a party; or (iv) result in any suspension, revocation, impairment, forfeiture or nonrenewal of any Permit applicable to any Warrantor.

          3.4     Consents and Approvals. Other than as set forth in paragraph 3.4 of the Disclosure Schedule, the execution and delivery of this Agreement and the other Transaction Documents by each Warrantor does not, and the performance of and the consummation of the transactions contemplated hereby or thereby will not, require any consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority.

          3.5     Licenses, Permits, Etc. Each member of the Company Group possesses or will possess prior to the Closing all Permits necessary for the ownership and operation of their businesses, which necessary Permits are described or are as set forth in paragraph 3.5 of the Disclosure Schedule. True, complete and correct copies of the Permits issued to the members of the Company Group have previously been delivered to Buyer. All such Permits are in full force and effect. Each member of the Company Group and its officers, directors and, to the best Knowledge of each Warrantor, employees have complied and each member of the Company Group will cause its officers, directors and employees to comply with all terms of such Permits, and will take or cause to be taken any and all actions necessary to ensure that all such Permits remain in full force and effect and that the terms of such Permits are not violated through the Closing Date. No member of the Company Group is in default under any of such Permits and no event has occurred and no condition exists which, with the giving of notice, the passage of time, or both, would constitute a default thereunder. Neither the execution and delivery of this Agreement, the other Transaction Documents or any of the other documents or instruments contemplated hereby or thereby nor the consummation of the transactions contemplated hereby or thereby nor compliance by any member of the Company Group with any of the provisions hereof or thereof will result in any suspension, revocation, impairment, forfeiture or nonrenewal of any Permit applicable to any member of the Company Group.

          3.6     Taxes, Tax Returns and Audits. Each member of the Company Group has filed on a timely basis (taking into account any extensions received from the relevant taxing authorities) all returns and reports pertaining to all Taxes that are or were required to be filed by such member with the appropriate taxing authorities in all jurisdictions in which such returns and reports are or were required to be filed, and all such returns and reports are true, correct and complete in all material respects. All Taxes that are due from or may be asserted against any member of the Company Group (including deferred Taxes) in respect of or attributable to all periods ending on or before the Closing Date have been or will be fully paid, deposited or adequately provided for on the Company Financial Statements or Interim Financial Statements, or are being contested in good faith by appropriate proceedings. No issues have been raised (or are currently pending) by any taxing authority in connection with

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any of the returns and reports referred to above which might be determined adversely to any member of the Company Group. No member of the Company Group has given or requested to give waivers or extensions of any statute of limitations with respect to the payment of Taxes. There are no Tax Liens affecting any member of the Company Group or its assets which have not been satisfied or discharged by payment or concession by the relevant taxing authority. Paragraph 3.6 of the Disclosure Schedule sets forth an accurate and complete list of each taxing authority to which any member of the Company Group is required or may be required to file notices, returns or payments, with a brief description of the Tax or exemption applicable to such member.

          3.7     Compliance with Law. Except as set forth in paragraph 3.7 of the Disclosure Schedule, the business of each member of the Company Group has been conducted, and is now being conducted and will be conducted prior to the Closing, in compliance with all applicable Laws in all material respects, and each member of the Company Group and officers, directors and employees of each member of the Company Group (i) are not, and during the periods of existence of those companies were not, in violation of, or not in compliance with any such applicable Laws in any material respects with respect to the conduct of the businesses of such member of the Company Group; and (ii) have not received any notice from any Governmental Authority, and to the best Knowledge of the Warrantors, none is threatened, alleging that such member of the Company Group has violated, or not complied with, any applicable Laws.

          3.8     Litigation. Except as set forth in paragraph 3.8 of the Disclosure Schedule, there are no Actions, suits, arbitrations or other proceedings pending or, to the best Knowledge of the Warrantors, threatened against any Warrantor before any Governmental Authority and no Warrantor or any of its properties is subject to any order, judgment, injunction or decree. Paragraph 3.8 of the Disclosure Schedule sets forth a description of all withdrawn, settled or litigated claims against any Warrantor during the last three years.

          3.9     Records. The books of account, minute books, stock certificate books, stock transfer ledgers or comparable documents or instruments of each member of the Company Group are complete and correct in all material respects and there have been no transactions involving any member of the Company Group which are required to be set forth therein and which have not been so set forth.

          3.10   Financial Condition. Paragraph 3.10 of the Disclosure Schedule sets forth (i) the unaudited consolidated balance sheet of the Company Group as of December 31, 2007 and (ii) the unaudited consolidated statements of operations and statements of cash flows of the Company Group for the fiscal year ended December 31, 2007 (collectively, the “Unaudited Financial Statements”), which reflect the Company having earned After-Tax Profits not less than $3,900,000. The Unaudited Financial Statements are prepared in accordance with U.S. GAAP, are complete and correct in all material respects, and present fairly the financial condition and results of operations of the Company Group as of the dates and for the periods indicated therein, in each case except as disclosed therein and except for the absence of notes. The Unaudited Financial Statements will be consistent with the Company Financial Statements in all material respects

          3.11   No Undisclosed Liabilities. No member of the Company Group has any liabilities, whether known or unknown, absolute, accrued, contingent or otherwise, except (a) as and to the extent reflected or reserved against on the Company Financial Statements or Interim Financial Statements or (b) those incurred since December 31, 2007, in the ordinary

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course of business and consistent with prior practice. Paragraph 3.11 of the Disclosure Schedule contains an accurate and complete list and description of all liabilities of the members of the Company Group whether or not reflected or reserved against on the Company Financial Statements which individually exceeds $200,000 or, if related liabilities, collectively exceed $200,000.

          3.12   Accounts Receivable. The accounts receivable of the members of the Company Group, both (i) as reflected on the Company Financial Statements, and (ii) created after December 31, 2007, are bona fide accounts receivable, created in the ordinary course of business and subject to historical rates of uncollected liabilities, as reserved against on the Company Financial Statements, are good and collectible within periods of time normally prevailing in the industry at the aggregate recorded amounts thereof.

          3.13   Real Property.

                     (a)     Paragraph 3.13 of the Disclosure Schedule contains an accurate and complete list and description of all real estate owned by any member of the Company Group as well as any other real estate that is in the possession of or leased by any member of the Company Group and the improvements (including buildings and other structures) located on such real estate (collectively, the “Real Property”), and lists and accurately describes any leases under which any such Real Property is possessed (the “Real Estate Leases”). No member of the Company Group is in default under any of the Real Estate Leases, and no member of the Company Group is aware of any default by any of the lessors thereunder. The use and operation of the Real Property is in full compliance in all material respects with all Laws, covenants, conditions, restrictions, easements, disposition agreements and similar matters affecting the Real Property and, effective as of the Closing, each member of the Company Group shall have the right under all Laws to continue the use and operation of the Real Property in the conduct of their businesses.

                     (b)     To the best Knowledge of the Warrantors, none of the buildings, structures and other improvements located on the Real Property, the appurtenances thereto or the equipment therein or the operation or maintenance thereof violates any restrictive covenant or encroaches on any property owned by others or any easement, right of way or other encumbrance or restriction affecting or burdening such Real Property in any manner, nor does any building or structure of any third party encroach upon the Real Property or any easement or right of way benefiting the Real Property.

                     (c)     No Warrantor has received written notice of, or otherwise had Knowledge of, any condemnation, fire, health, safety, building, environmental, hazardous substances, pollution control, zoning or other land use regulatory proceedings, either instituted or planned to be instituted, which would have an effect on the ownership, use and operation of any portion of the Real Property for its intended purpose or the value of any material portion of the Real Property, nor has any Warrantor received written notice of any special assessment proceedings affecting any of the Real Property.

                     (d)     All water, sewer, gas, electric, telephone and drainage facilities, and all other utilities required by any applicable Law are installed to the property lines of the Real Property, are connected pursuant to valid permits to municipal or public utility services or proper drainage facilities to permit full compliance with the requirement of all Laws. To the best Knowledge of the Warrantors, no fact or condition exists which could result in the

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termination or reduction of the current access from the Real Property to existing roads or to sewer or other utility services presently serving the Real Property.

                     (e)     All Permits, certificates, easements and rights of way, including proof of dedication, required from any Governmental Authority having jurisdiction over the Real Property for the use and operation of the Real Property in the conduct of their business and to ensure vehicular and pedestrian ingress to and egress from the Real Property have been obtained.

                     (f)     No Warrantor has received written notice and has any Knowledge of any pending or threatened condemnation proceeding affecting the Real Property or any part thereof or of any sale or other disposition of the Real Property or any part thereof in lieu of condemnation.

                     (g)     No portion of the Real Property has suffered any material damage by fire or other casualty which has not heretofore been completely repaired and restored to its original condition.

          3.14   Certain Personal Property. Paragraph 3.14 of the Disclosure Schedule contains an accurate and complete list and description of the fixed assets, with individual book value of no less than RMB100,000, of the members of the Company Group specifying the location of all material items of tangible personal property of the members of the Company Group that were included in the Company Financial Statements.

          3.15   Non-Real Estate Leases. The Company Financial Statements and paragraph 3.15 of the Disclosure Schedule together contain an accurate and complete list and description of all assets and property (other than the Real Property and Real Estate Leases) that are used as of the date of this Agreement in the operation of their business and that are possessed by any member of the Company Group under an existing lease. All of such leases are referred to herein as the “Non-Real Estate Leases.” No member of the Company Group is in default under any of the Non-Real Estate Leases, or is aware of any default by any of the lessors hereunder.

          3.16   Contracts, Obligations and Commitments. Except as set forth on paragraph 3.16 of the Disclosure Schedule, no member of the Company Group has any existing Contract, obligation or commitment (written or oral) of any nature (other than any Contracts, obligations or commitment involving payments of less than $200,000 individually), including without limitation the following:

                     (a)     Employment, bonus, severance or consulting agreements, retirement, stock bonus, stock option, or similar plans;

                     (b)     Loans or other agreements, notes, indentures or instruments relating to or evidencing indebtedness for borrowed money or mortgaging, pledging or granting or creating any Lien on any of the assets of any member of the Company Group or any agreement or instrument evidencing any guaranty by any member of the Company Group of payment or performance by any other Person;

                     (c)     Agreements of any kind relating to employment matters such as labor agreements or agreements providing for benefits under any plan;

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                     (d)     Any contract or series of contracts with the same Person for the furnishing or purchase of equipment, goods or services, except for purchase and sales orders in the ordinary course of business;

                     (e)     Any joint venture contract or arrangement or other agreement involving a sharing of profits or expenses to which any member of the Company Group is a party or by which it is bound;

                     (f)     Agreements which limit the freedom of any member of the Company Group to compete in any line of business or in any geographic area or with any Person;

                     (g)     Agreements providing for disposition of the assets, businesses or a direct or indirect ownership interest in any member of the Company Group;

                     (h)     Any Contract, commitment or arrangement not made in the ordinary course of business of any member of the Company Group; or

                     (i)      Agreements with any Governmental Authority.

          Except as set forth in paragraph 3.16 of the Disclosure Schedule, each Contract to which any member of the Company Group is a party is a valid and binding obligation of such Party and is enforceable in accordance with its terms (except as the enforceability thereof may be limited by any applicable bankruptcy, insolvency or other laws affecting creditors’ rights generally or by general principles of equity, regardless of whether such enforceability is considered in equity or at law), and is in full force and effect, and no member of the Company Group has breached any provision of, nor is in default in any material respect under the terms of any of the Contracts.

          3.17   Intellectual Property Rights.

                     (a)     Intellectual Property. Paragraph 3.17 of the Disclosure Schedule contains an accurate and complete list and description of all Intellectual Property used by any member of the Company Group in connection with their businesses, specifying as to each (i) the nature of such right, (ii) the ownership thereof, (iii) the Governmental Authority that has issued or recorded a registration or certificate or similar document with respect thereto or with which an application for such a registration, certificate or similar document is pending and (iv) any applicable registration, certificate or application number.

                     (b)     Other Intellectual Property Rights. Paragraph 3.17 of the Disclosure Schedule includes an accurate and complete list and description of all material inventions and trade secrets that any member of the Company Group has formally documented and that are owned, used, controlled, authorized for use or held by, or licensed to, any member of the Company Group that relate to or are necessary to their businesses, including as conducted at or prior to the Closing or as proposed to be conducted by any member of the Company Group, together with a designation of the ownership thereof.

                     (c)     Software. Paragraph 3.17 of the Disclosure Schedule includes an accurate and complete list and description of all Software used by any member of the Company Group in connection with their businesses, including as conducted at or prior to the Closing or as proposed to be conducted by any member of the Company Group, together with a designation of ownership.

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                     (d)     Out-Bound Licenses. Paragraph 3.17 of the Disclosure Schedule includes an accurate and complete list and description of all licenses, sublicenses, and other Contracts in connection with their businesses pursuant to which (i) any Person is authorized to use any Intellectual Property rights of any member of the Company Group or (ii) any right of any member of the Company Group in, or such member’s use of, any Intellectual Property right is otherwise materially affected.

                     (e)     In-Bound Licenses. Paragraph 3.17 of the Disclosure Schedule includes an accurate and complete list and description of all licenses, sublicenses, and other Contracts pursuant to which any member of the Company Group is authorized to use, or can be authorized to use (through, for example, the grant of a sublicense), any Intellectual Property owned by any other Person (including any rights enjoyed by any member of the Company Group by reason of its relationship with one of its Affiliates) in connection with their businesses.

                     (f)     Ownership. As of the date hereof, each member of the Company Group owns, and at the Closing Date will own, all right, title and interest in and to all Intellectual Property rights used in connection with their businesses, and those Intellectual Property rights were developed and created solely by employees of such entity acting within the scope of their employment or by third parties (all of which employees and third parties have validly and irrevocably assigned all of their rights therein to such entity) and each member of the Company Group is duly and validly licensed to use all other Intellectual Property used in connection with their businesses, free and clear of royalties (except as otherwise set forth in paragraph 3.17 of the Disclosure Schedule). No member of the Company Group has assigned or transferred ownership of, agreed to so assign or transfer ownership of, or granted any exclusive license of or exclusive right to use, any Intellectual Property used in connection with their businesses.

                     (g)     Royalties. Except for licenses listed and accurately and completely described in paragraph 3.17 of the Disclosure Schedule as royalty-bearing, there are (and will be upon the Closing) no royalties, honoraria, fees, or other payments payable by any member of the Company Group to any Person by reason of the ownership, use, license, sale, or disposition of any Intellectual Property used in connection with their businesses.

                     (h)     Infringement. The Intellectual Property used by each member of the Company Group does not infringe or misappropriate any Intellectual Property rights of any Person under the laws of any jurisdiction. No notice, claim or other communication (in writing or otherwise) has been received from any Person: (A) asserting any ownership interest in any material Intellectual Property; (B) asserting any actual, alleged, possible or potential infringement, misappropriation or unauthorized use or disclosure of any Intellectual Property, defamation of any Person, or violation of any other right of any Person (including any right to privacy or publicity) by any member of the Company Group or relating to the Intellectual Property; or (C) suggesting or inviting any member of the Company Group to take a license or otherwise obtain the right to use any Intellectual Property. To the best Knowledge of the Warrantors, no Person is infringing, misappropriating, using or disclosing in an unauthorized manner any Intellectual Property used in connection with their businesses owned by, exclusively licensed to, held by or for the benefit of, or otherwise controlled by any member of the Company Group.

                     (i)      Proceedings. Except as set forth in paragraph 3.17 of the Disclosure Schedule, there are no current or, to the best Knowledge of the Warrantors, threatened

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Proceedings (including but not limited to any interference, reexamination, cancellation, or opposition proceedings) arising out of a right or claimed right of any Person before any Governmental Authority anywhere in the world related to any Intellectual Property owned by, exclusively licensed to, held by or for the benefit of, or otherwise controlled by any member of the Company Group.

          3.18   Title to and Condition of Assets.

                     (a)     Each member of the Company Group has good and marketable title to all the properties and assets owned by it. Except as set forth in the Company Financial Statements and paragraph 3.18 of the Disclosure Schedule together, none of such properties and assets is subject to any Lien, option to purchase or lease, easement, restriction, covenant, condition or imperfection of title or adverse claim of any nature whatsoever, direct or indirect, whether accrued, absolute, contingent or otherwise.

                     (b)     Except as set forth in paragraph 3.18 of the Disclosure Schedule, all buildings, structures, improvements, fixtures, facilities, equipment, all components of all buildings, structures and other improvements included within the Real Property, including but not limited to the roofs and structural elements thereof and the heating, ventilation, air conditioning, plumbing, electrical, mechanical, sewer, waste water, storm water, paving and parking equipment, systems and facilities included therein conform in all respects to all applicable Laws of every Governmental Authority having jurisdiction over any of the Real Property. There are no unsatisfied requests for any repairs, restorations or improvements to the Real Property from any Person, including without limitation any Governmental Authority. There are no outstanding Contracts made by any member of the Company Group for any improvements to the Real Property which have not been fully paid for. No Person, other than any member of the Company Group, owns any equipment or other tangible assets or properties situated on the Real Property or necessary to the operation of their businesses, except for leased items disclosed in paragraph 3.18 of the Disclosure Schedule.

          3.19   Absence of Certain Changes. Except as set forth on paragraph 3.19 or agreed by Buyer in advance and incurred in the ordinary course of business in compliance with past practice, no member of the Company Group has, since December 31, 2007:

                     (a)     issued, delivered or agreed to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury), or granted or agreed to grant any options (including employee stock options), warrants or other rights for the issue thereof;

                     (b)     borrowed or agreed to borrow any funds exceeding $100,000 (or other currency equivalent) except current bank borrowings not in excess of the amount thereof shown on the Company Financial Statements;

                     (c)     incurred any obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due exceeding $100,000 (or other currency equivalent), except current liabilities for trade obligations incurred in the ordinary course of business and consistent with prior practice;

                     (d)     discharged or satisfied any encumbrance exceeding $100,000 (or other currency equivalent) other than those then required to be discharged or satisfied, or paid any obligation or liability other than current liabilities shown on the Company Financial

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Statements and liabilities incurred since December 31, 2007 in the ordinary course of business and consistent with prior practice;

                     (e)     sold, transferred, leased to others or otherwise disposed of any assets exceeding $100,000 (or other currency equivalent), except for inventories sold in the ordinary course of business and assets no longer used or useful in the conduct of its business, or canceled or compromised any debt or claim, or waived or released any right of substantial value;

                     (f)     received any notice of termination of any Contract, or suffered any damage, destruction or loss exceeding $100,000 (or other currency equivalent) (whether or not covered by insurance);

                     (g)     had any material change in its relations with its employees, agents, clients, customers or insurance carriers which has had or might reasonably be expected to have a Company Material Adverse Effect;

                     (h)     transferred or granted any rights under, or entered into any settlement regarding the breach or infringement of, any Intellectual Property or modified any existing rights with respect thereto;

                     (i)      declared or made, or agreed to declare or make, any payment of dividends or distributions of any assets of any kind whatsoever to any shareholder of any member of the Company Group or any Affiliate thereof, or purchased or redeemed, or agreed to purchase or redeem, any of its capital stock, or made or agreed to make any payment to any shareholder of any member of the Company Group or any Affiliate thereof, whether on account of debt, management fees or otherwise;

                     (j)      suffered any other Company Material Adverse Effect; or

                     (k)     entered into any agreement or made any commitment to take any of the types of action described in any of the foregoing clauses (other than clauses (f), (g) or (j)).

          3.20   Employee Plans; Labor Matters. The Company Financial Statements and paragraph 3.20 of the Disclosure Schedule together contain an accurate and complete list and description of all employee benefits, including without limitation pension, medical insurance, work related injury insurance, birth and nursery insurance, unemployment insurance and educational benefits, which any member of the Company Group is obligated to pay, including amounts and recipients of such payments. Except as disclosed in paragraph 3.20 of the Disclosure Schedule, each member of the Company Group has complied with all applicable Laws relating to employment benefits, including, without limitation, pension, medical insurance, work-related injury insurance, birth and nursery insurance, unemployment insurance and educational benefits. All contributions or payments required to be made by each member of the Company Group with respect to employee benefits have been made on or before their due dates. Except as disclosed in the Company Financial Statements or paragraph 3.20 of the Disclosure Schedule, all such contributions and payments required to be made by any employees of any member of the Company Group with respect to the employee benefits have been fully deducted and paid to the relevant Governmental Authorities on or before their due dates, and no such deductions have been challenged or disallowed by any Governmental Authority or any employee of any member of the Company Group.

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          3.21   No Illegal or Improper Transactions. No member of the Company Group or any officers, directors, employees, agents of any member of the Company Group or, Affiliates of any member of the Company Group has offered, paid or agreed to pay to any Person (including any governmental official) or solicited, received or agreed to receive from any such Person, directly or indirectly, in any manner which is in violation of any applicable Law or policy of any member of the Company Group, any money or anything of value for the purpose or with the intent of (i) obtaining or maintaining business for any member of the Company Group, (ii) facilitating the purchase or sale of any product or service, or (iii) avoiding the imposition of any fine or penalty.

          3.22   Related Transactions. Except as set forth in the Company Financial Statements or paragraph 3.22 of the Disclosure Schedule, and except for compensation to employees for services rendered, no member of the Company Group and no current or former director, officer, employee or shareholder or any associate of any member of the Company Group is presently, or during the last three fiscal years has been, (a) a party to any transaction with any member of the Company Group (including, but not limited to, any Contract providing for the furnishing of services by, or rental of real or personal property from, or otherwise requiring payments to, any such director, officer, employee or shareholder or such associate), or (b) the direct or indirect owner of an interest in any Person which is a present or potential competitor, supplier or customer of any member of the Company Group nor does any such Person receive income from any source other than any member of the Company Group which relates to the business of, or should properly accrue to, any member of the Company Group.

          3.23   Insurance. Paragraph 3.23 of the Disclosure Schedule sets forth a complete list and complete and accurate description of all insurance policies maintained by each member of the Company Group which are in force as of the date hereof and the amounts of coverage thereunder. During the past three years, no member of the Company Group has been refused insurance, nor has any claim in excess of $100,000 been made in respect of any such agreements or policies, except as set forth in paragraph 3.23 of the Disclosure Schedule. Such insurance is adequate to protect each member of the Company Group and its financial condition against the risks involved in the conduct of their businesses.

          3.24   Acquisition of Buyer Shares.

                     (a)     Acquisition Entirely for Own Account. Buyer Shares to be acquired by Sellers will be acquired for investment for such Seller’s own account and not with a view to the resale or distribution of any part thereof.

                     (b)     Disclosure of Information. Sellers acknowledge that all of the Commission Reports (defined in Section 4.7) were fully available to Sellers, and Sellers have reviewed and understand such reports. Sellers acknowledge that they have received all the information that they have requested relating to Buyer acquisition of Company Ordinary Shares and Company Equity Rights. Sellers further represent that they have had an opportunity to ask questions and receive answers from Buyer regarding the terms and conditions of its such acquisition.

                     (c)     Accredited Investor. Each Seller is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act.

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                     (d)     Restricted Securities. Seller understands that Buyers Shares to be acquired by Sellers constitute “restricted securities” under the U.S. federal securities laws and that under such laws and applicable regulations such securities may only be sold in the United States pursuant to an effective registration statement or an available exemption from registration. The Sellers agree and acknowledge that Buyer Shares to be acquired by Sellers shall be subject to lockup for a one-year period starting from the Closing.

                     (e)     Legends. It is understood that the certificates evidencing Buyer Shares shall bear the following legend:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THE SECURITIES REPRESENTED HEREBY MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN OPINION OF COUNSEL, REASONABLY ACCEPTABLE TO COUNSEL FOR THE COMPANY, TO THE EFFECT THAT THE PROPOSED SALE, TRANSFER, OR DISPOSITION MAY BE EFFECTUATED WITHOUT REGISTRATION UNDER THE ACT.”

          3.25   Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the other Transaction Documents based upon arrangements made by or on behalf of any Warrantor, except as set forth in paragraph 3.25 of the Disclosure Schedule.

          3.26    Disclosure. No representation or warranty by any Warrantor contained in this Agreement and no information contained in any schedule or other instrument furnished or to be furnished to Buyer pursuant to this Agreement or the other Transaction Documents or in connection with the transactions contemplated hereby or thereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained therein not misleading.

          3.28    Survival of Representations and Warranties. The representations and warranties of the Warrantors set forth in Article III shall survive the Closing for a period of four years, except that the representations and warranties set forth in Sections 3.1, and 3.25 shall survive without limitation as to time and the representations and warranties set forth in Section 3.6 shall survive until six months after the expiration of the statute of limitations with respect to each respective Tax.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

          Buyer represents and warrants to the Warrantors as follows:

          4.1     Organization. Buyer is an exempted company duly organized, validly existing and in good standing under the laws of the Cayman Islands.

          4.2     Capitalization.

                     (a)     Capitalization. The authorized capital stock of Buyer includes 20,000,000 ordinary shares and 1,000,000 preferred shares of which 6,115,000 ordinary shares are issued and outstanding and no shares of preferred stock are issued and outstanding.

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There are warrants outstanding to purchase up to 5,890,000 (subject to adjustment) ordinary shares at a current exercise price of $6.00 per share, expiring January 23, 2011 and an option to purchase 315,000 units exercisable at $10.00 per unit, with each unit being comprised of one ordinary share and one warrant, with each such warrant issuable upon exercise of a unit being exercisable for one share at $6.00. Except as set forth in this Section 4.2, there are no other options, warrants or rights (other than as contemplated by this Agreement) to acquire any capital shares of Buyer.

                     (b)     Disputes. There are no disputes, arbitrations or litigation proceedings involving Buyer with respect to the ordinary shares and outstanding warrants, options and other rights relating to the capital stock of Buyer.

                     (c)     Issuances. Except for the issuance of ordinary shares, warrants, units and options as set forth in the Commission Reports of Buyer and the Registration Statement on Form F-1 (File No. 333-134458), there have not been any issuances of capital securities or options, warrants or rights to acquire the capital securities of Buyer.

          4.3     Authority and Corporate Action; No Conflict.

                     (a)     Subject to obtaining shareholder approval of the contemplated amendment to its Memorandum and Articles of Association, Buyer has all necessary corporate power and authority to enter into this Agreement and the other Transaction Documents and, subject to the requirement to obtain shareholder approval, to consummate the transactions contemplated hereby and thereby. This Agreement and the other Transaction Documents, when duly executed and delivered by Buyer, constitutes the valid, binding, and enforceable obligation of Buyer, enforceable in accordance with its terms, except (i) as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar laws of general application now or hereafter in effect affecting the rights and remedies of creditors and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), (ii) as enforceability of any indemnification provision may be limited by federal and state securities laws and public policy and (iii) as enforceability may be limited by the absence of stockholder approval.

                     (b)     Subject to obtaining shareholder approval of the contemplated amendment to its Memorandum and Articles of Association, neither the execution and delivery of this Agreement or any other Transaction Documents contemplated hereby by Buyer nor (assuming receipt of shareholder approval) the consummation of the transactions contemplated hereby or thereby will (i) conflict with, result in a breach or violation of or constitute (or with notice or lapse of time or both constitute) a default under, (A) the Memorandum and Articles of Association of Buyer or (B) any Law or Contract to which Buyer is a party or by which Buyer (or any of the properties or assets of Buyer) is subject or bound; (ii) result in the creation of, or give any party the right to create, any Lien upon the assets of Buyer; (iii) terminate or modify, or give any third party the right to terminate or modify, the provisions or terms of any Contract to which Buyer is a party; or (iv) result in any suspension, revocation, impairment, forfeiture or nonrenewal of any Permit applicable to Buyer.

          4.4     Consents and Approvals. Other than the requirement to obtain shareholder approval for (i) the contemplated amendment to Buyer’s Memorandum and Articles of Association; (ii) the acquisition of the Company, the execution and delivery of this

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Agreement and the other Transaction Documents by Buyer does not, and the performance of this Agreement and the other Transaction Documents by each will not, require any consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority, except where failure to obtain such consents, approvals, authorizations or actions, or to make such filings or notifications, would not prevent it from performing any of its material obligations under this Agreement and the other Transaction Documents.

          4.5     Valid Issuance of Buyer Shares. Buyer Shares to be issued to Sellers will be duly and validly authorized and, when issued and delivered in accordance with the terms hereof for the consideration provided for herein, will be validly issued and will constitute legally binding obligations of Buyer in accordance with their terms and will have been issued in compliance with all applicable federal and state securities Laws.

          4.6     Financial Statements. The audited consolidated financial statements of Buyer included in Buyer’s Annual Report on Form 20-F for the year ended December 31, 2007 filed on May 9, 2008 fairly present in conformity with U.S. GAAP applied on a consistent basis the financial position and assets and liabilities of Buyer as of the dates thereof and Buyer’s results of operations and cash flows for the periods then ended. The balance sheet of Buyer as of December 31, 2007 that is included in such financial statements is referred to herein as “Buyer’s Balance Sheet.”

          4.7     The Commission Reports.

                     (a)     Buyer has delivered to Sellers or has made available by publicly available filing, (i) Buyer’s Annual Report on Form 20-F for the year ended December 31, 2007 (ii) Buyer’s prospectus, dated January 23, 2007, relating to its initial public offering of securities, and (iii) all other reports filed with the Securities and Exchange Commission (the “Commission”) by Buyer under the Exchange Act (all of such materials, together with any amendments thereto and documents incorporated by reference therein, are referred to herein as the “Commission Reports”).

                     (b)     As of its filing date or, if applicable, its effective date, each Commission Report complied in all material respects with the requirements of the Laws applicable to Buyer for such Commission Report, including the Securities Act and the Exchange Act.

                     (c)     Each Commission Report as of its filing date and the prospectus referred to in clause (ii) of Section 4.7(a), as of its effective date, did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Buyer has filed all reports under the Exchange Act that were required to be filed as of the date hereof and will have filed all such reports required to have been filed through the Closing Date and has otherwise materially complied with all requirements of the Securities Act and the Exchange Act.

          4.8     Trust Fund. As of the date hereof and at the Closing Date, before deducting costs incurred in connection with the Business Combination, including but not limited to legal and accounting fees, due diligence, identification and research of prospective target businesses and other third party expenses associated with Business Combinations, and printing expenses, Buyer has and will have no less than $37,000,000 invested in Government Securities in a trust account with JPMorgan Chase NY Bank (the “Trust Account”),

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administered by American Stock Transfer & Trust Company, less such amounts, if any, as Buyer is required to pay to shareholders who elect to have their shares redeemed in accordance with the provisions of Buyer’s Memorandum and Articles of Association.

          4.9     No Undisclosed Liabilities. Buyer does not have any liabilities, debts or cash contingencies, pledges in any form, obligations, undertakings or arrangements, whether known or unknown, absolute, accrued, contingent or otherwise, except (a) as and to the extent reflected or reserved against on Buyer’s Balance Sheet; and (b) those incurred since January 23, 2007 in the ordinary course of business and consistent with prior practice.

          4.10   Absence of Certain Changes. Except as contemplated by this Agreement and those incurred in ordinary business consistent with past practice, Buyer has not, since January 23, 2007:

                     (a)     issued, delivered or agreed to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury), or granted or agreed to grant any options (including employee stock options), warrants or other rights for the issue thereof;

                     (b)     been removed from trading on the OTC-BB because of a breach or violation of any applicable Laws, or received notice by any security supervisory agencies warning or punishing Buyer due to a violation of exchange market rules or receive notice of termination or suspension in trading on the OTC-BB, except for suspensions for trading in normal situations;

                     (c)     borrowed or agreed to borrow any funds exceeding $100,000, except current bank borrowings not in excess of the amount thereof shown on the Buyer’s Balance Sheet;

                     (d)     incurred any obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due exceeding $100,000, except current liabilities for trade obligations incurred in the ordinary course of business and consistent with prior practice;

                     (e)     discharged or satisfied any encumbrance exceeding $100,000 other than those then required to be discharged or satisfied, or paid any obligation or liability other than current liabilities shown on the Buyer’s Balance Sheet and liabilities incurred since January 23, 2007 in the ordinary course of business and consistent with prior practice;

                     (f)     sold, transferred, leased to others or otherwise disposed of any assets exceeding $100,000, except for inventories sold in the ordinary course of business and assets no longer used or useful in the conduct of its business, or canceled or compromised any debt or claim, or waived or released any right of substantial value;

                     (g)     received any notice of termination of any Contract, or suffered any damage, destruction or loss exceeding $100,000 (whether or not covered by insurance) which, in any case or in the aggregate, has had, or might reasonably be expected to have, a Material Adverse Effect on Buyer;

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                     (h)     had any material change in its relations with its employees, agents, clients, customers or insurance carriers which has had or might reasonably be expected to have a Material Adverse Effect on Buyer;

                     (i)      suffered any other serious Material Adverse Effect; or

                     (j)      entered into any agreement or made any commitment to take any of the types of action described in any of the foregoing clauses (other than clauses (f), (g) or (i)).

          4.11   Compliance with Law. The business of Buyer has been conducted, and is now being conducted, in compliance in all respects with all applicable Laws. Buyer and its officers, directors and employees (i) are not, and during the periods of Buyer’s existence were not, in violation of, or not in compliance with, in any respect all such applicable Laws with respect to the conduct of the businesses of Buyer; and (ii) have not received any notice from any Governmental Authority, and to the best Knowledge of Buyer none is threatened, alleging that Buyer has violated, or not complied with, any of the above.

          4.12   Litigation. There are no Actions, suits, arbitrations or other proceedings pending or, to the best Knowledge of Buyer, threatened against Buyer at law or in equity before any Governmental Authority. Neither Buyer nor any of their property is subject to any order, judgment, injunction or decree that would have a Material Adverse Effect.

          4.13   Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transaction contemplated by this Agreement based upon arrangements made by or on behalf of Buyer, except those fee or commission disclosed to and acknowledged by Sellers.

          4.14   Records. The books of account, minute books, stock certificate books and stock transfer ledgers of Buyer are complete and correct in all respects, and there have been no transactions involving Buyer which are required to be set forth therein and which have not been so set forth.

          4.15   Disclosure. No representation or warranty by Buyer contained in this Agreement and no information contained in any schedule or other instrument furnished or to be furnished to Sellers pursuant to this Agreement or the other Transaction Documents or in connection with the transactions contemplated hereby or thereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained therein not misleading.

          4.16   Survival of Representations and Warranties. The representations and warranties of Buyer set forth in this Agreement shall survive the Closing for a period of four years, except that the representations in Section 4.2 shall survive without limitation as to time.

ARTICLE V
COVENANTS OF SELLERS, FOUNDERS AND THE MEMBERS OF THE
COMPANY GROUP

          5.1     Conduct of the Business. Each Warrantor, jointly and severally, covenants and agrees that, from the date hereof through the Closing Date, except as otherwise set forth

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in this Agreement or with the prior written consent of Buyer, such Warrantor shall, and shall use best efforts to cause the other Warrantors to:

                     (a)     except for the purpose of implementing the Reorganization Plan, conduct the business of each member of Company Group only in the ordinary course of business and in a manner consistent with the current practice of the business, to preserve substantially intact the business organization of each member of the Company Group, to keep available the services of the current employees of each member of the Company Group, to preserve the current relationships of each member of the Company Group with customers and other Persons with which such member has significant business relations and to comply with all applicable Laws in all material respects;

                     (b)     except as contemplated on or before the execution of this Agreement which has been disclosed in the Disclosure Schedule, not pledge, sell, transfer, dispose or otherwise encumber or grant any rights or interests to others of any kind with respect to all or any part of the stock of any member of the Company Group, or enter into any discussions or negotiations with any other party to do so;

                     (c)     not pledge, sell, lease, transfer, dispose of or otherwise encumber any property or assets of any member of the Company Group, other than consistent with past practices and in the ordinary course of business of such member or enter into any discussions or negotiations with any other party to do so;

                     (d)     not issue any shares of capital stock of any member of the Company Group or any other class of securities, whether debt (other than debt incurred in the ordinary course of business and consistent with past practice) or equity, of any member of the Company Group or any options therefor or any securities convertible into or exchangeable for capital stock of any member of the Company Group or enter into any agreements in respect of the ownership or Control of such capital stock;

                     (e)     not declare any dividend or make any distribution in cash, securities or otherwise on the outstanding shares of capital stock of any member of the Company Group or directly or indirectly redeem, purchase or in any other manner whatsoever advance, transfer (other than in payment for goods received or services rendered in the ordinary course of business), or distribute to any of their Affiliates or otherwise withdraw cash or cash equivalents in any manner inconsistent with established cash management practices, except to pay existing indebtedness of such member of the Company Group;

                     (f)     not make, agree to make or announce any general wage or salary increase or, unless provided for on or before the date of this Agreement, increase the compensation payable or to become payable to any officer or employee of any member of the Company Group or adopt or increase the benefits of any bonus, insurance, pension or other employee benefit plan, payment or arrangement, except for those increases, consistent with past practices, normally occurring as the result of regularly scheduled salary reviews and increases, and except for increases directly or indirectly required as a result of changes in applicable Law; not enter into employment contract other than employment of staff in the ordinary course of business;

                     (g)     except as contemplated on or before the execution of this Agreement which has been disclosed in the Disclosure Schedule, not to amend the memorandum and

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articles of association or any other comparable organizational or charter documents of any member of the Company Group;

                     (h)     (in respect of any member of Company Group only) not to merge or consolidate with, or acquire all or substantially all the assets of, or otherwise acquire any business operations of, any Person;

                     (i)      (in respect of any member of Company Group only) not to make any payments outside the ordinary course of business;

                     (j)      (in respect of any member of Company Group only) not make any capital expenditures, except in accordance with prudent business and operational practices consistent with prior practice; and

                     (k)     not take or agree to take any actions that would cause a breach in representations or warranties contained in this Agreement or prevent such Warrantor from performing its covenants hereunder.

          5.2     Access to Information. Between the date of this Agreement and the Closing Date, the Warrantors will, and will use best efforts to cause the other Warrantors to, (i) permit Buyer and its Representatives reasonable access to all of the books, records, reports and other related materials, offices and other facilities and properties of any member of the Company Group; (ii) permit Buyer and its Representatives to make such inspections thereof as Buyer may reasonably request; and (iii) furnish Buyer and its Representatives with such financial and operating data (including without limitation the work papers of the Company’s Accountants) and other information with respect to any member of the Company Group as Buyer may from time to time reasonably request.

          5.3     Insurance. Through the Closing Date, the Warrantors shall use best efforts to ensure that each member of the Company Group maintains insurance policies providing insurance coverage for their businesses and assets of the kinds, in the amounts and against the risks as are commercially reasonable for the businesses and risks covered.

          5.4     Protection of Confidential Information; Non-Competition.

                     (a)     Confidential Information. Sellers and Founders acknowledge that:

                              (i)     As a result of such Seller’s and Founder’s share ownership of and employment by any member of the Company Group, Sellers and Founders have obtained secret and confidential information of the members of the Company Group including, without limitation, financial information, trade secrets and “know-how,” customers, and certain methodologies (“Confidential Information”).

                              (ii)     the Company Group will suffer substantial damage which will be difficult to compute if Sellers and Founders should divulge Confidential Information or enter a business competitive with that of the Company Group.

                              (iii)     the provisions of this Section 5.4 are reasonable and necessary for the protection of the business of the Company Group.

                     (b)     Maintain Confidentiality. Sellers and Founders shall not, at any time after the date hereof, divulge to any Person any Confidential Information obtained or learned

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as a result of share ownership of or employment by any member of the Company Group except (i) with the express written consent of Buyer on or before the Closing Date; (ii) to the extent that any such information is in the public domain other than as a result of a breach of any obligations hereunder; or (iii) where required to be disclosed by court order, subpoena or other government process. If a Seller or Founder shall be required to make disclosure pursuant to the provisions of clause (iii) of the preceding sentence, such Seller or Founder will promptly, but in no event more than 48 hours after learning of such subpoena, court order, or other government process, notify, by personal delivery or by electronic means, confirmed by mail, the Company and, at the expense of the Company, shall: (i) take all reasonably necessary steps required by the Company to defend against the enforcement of such subpoena, court order or other government process, and (ii) permit any member of the Company Group to intervene and participate with counsel of its choice in any proceeding relating to the enforcement thereof.

                     (c)     Records. At the Closing, Sellers and Founders will promptly deliver to any member of the Company Group all original memoranda, notes, records, reports, manuals, formula and other documents relating to the business and properties of such member, which such Seller or Founder then possesses or has under its control; provided, however, that such Seller or Founder shall be entitled to retain copies of such documents reasonably necessary to document its financial or other relationship with any member of the Company Group; and provided, further, that during the period of his employment by any member of the Company Group, such Seller or Founder shall be entitled to retain such documents as shall be reasonably necessary to permit such Seller or Founder to perform his duties as an employee.

                     (d)     Non-Compete. During the Non-Competition Period, Sellers and Founders shall not, without the prior written permission of the Surviving Company, anywhere in the PRC, the United States, the Cayman Islands, and the British Virgin Islands, directly or indirectly, (i) enter into the employ of or render any services to any Person engaged in any business which is a “Competitive Business” (as defined below); (ii) engage in any Competitive Business for his own account; (iii) become associated with or interested in any Competitive Business as an individual, partner, shareholder, creditor, director, officer, principal, agent, employee, trustee, consultant, advisor or in any other relationship or capacity; (iv) employ or retain, or have or cause any other Person to employ or retain, any Person who was employed or retained by any member of the Company Group in the six-month period prior to the date that all relationships of such Person terminates with such member; or (v) solicit, interfere with, or endeavor to entice away from any member of the Company Group, for the benefit of a Competitive Business, any of its customers or other Persons with whom any member of the Company Group has a business relationship. However, nothing in this Agreement shall preclude him from investing his personal assets in the securities of any corporation or other business entity which is engaged in a Competitive Business if such securities are traded on a national stock exchange or in the over-the-counter market and if such investment does not result in their beneficially owning, at any time, more than 1% of the publicly-traded equity securities of such Competitive Business.

                     (e)     Injunctive Relief. If a Seller or Founder breaches, or threatens to breach, any of the provisions of Sections 5.4(b), (c) or (d), any member of the Company Group or the Surviving Company shall have the right and remedy to have the provisions of this Section 5.4 specifically enforced by any Governmental Authority, it being acknowledged and agreed by Sellers and Founders that any such breach or threatened breach will cause

22

irreparable injury to the Company Group or the Surviving Company and that money damages will not provide an adequate remedy.

                     (f)     Modification of Scope. If any provision of Sections 5.4(b), (c) or (d) is held to be unenforceable because of the scope, duration or area of its applicability, the Governmental Authority making such determination shall have the power to modify such scope, duration, or area, or all of them, and such provision or provisions shall then be applicable in such modified form.

                     (g)     Competitive Business. As used in this Agreement,

                              (i)      “Competitive Business” means any business which operates in any current or planned industry segment and current or planned geographic market of any member of the Company Group; and

                              (ii)      “Non-Competition Period” means the period beginning on the Closing Date and ending on the later of five (5) years from the Closing Date or two (2) years after the date all relationships between Sellers/Founders and any member of the Company Group have been terminated, including relationships as a consultant or employee or 5% shareholder.

          5.5     Post-Closing Assurances. From time to time after the Closing, at Buyer’s request, Sellers and Founders will take such other actions and execute and deliver such other documents, certifications and further assurances as the Surviving Company may reasonably require in order to manage and operate the Surviving Company, including but not limited to executing such certificates as may be reasonably requested by the Surviving Company’s accountants in connection with any audit of the financial statements of the Surviving Company for any period through the Closing Date.

          5.6     No Other Negotiations. Until the earlier of the Closing or the termination of this Agreement, no Warrantor shall (a) solicit, encourage, directly or indirectly, any inquiries, discussions or proposals for, (b) continue, propose or enter into any negotiations or discussions looking toward, or (c) enter into any agreement or understanding providing for any acquisition of any capital shares of any member of the Company Group or of any part of their respective assets or businesses (in whole or in part), nor shall any Warrantor provide, or assist any member of the Company Group in providing, any information to any Person for the purpose of evaluating or determining whether to make or pursue any such inquiries or proposals with respect to any such acquisition. Each Warrantor shall immediately notify Buyer of any such inquiries or proposals or requests for information for such purpose.

          5.7     No Securities Transactions. None of Sellers and Founders nor any of their Affiliates, directly or indirectly, shall engage in any transactions involving the securities of Buyer prior to the time of the making of a public announcement of the transactions contemplated by this Agreement. Sellers and Founders shall require each of the officers, directors, employees, agents and Representatives of the members of the Company Group to comply with the foregoing requirement. Sellers agree and acknowledge that, until the first anniversary of the Closing, neither of Sellers shall sell, exchange, assign, transfer, pledge, hypothecate, make any short sale of, grant any option for the purchase of, enter into any hedging or similar transaction with the same economic effect as a sale, or otherwise encumber or dispose of, directly or indirectly, voluntarily or involuntarily, in any respect

23

(each, a “Transfer”) all or any part of, or any interest in, any Buyer Shares received by such Sellers pursuant to Section 1.2 and Section 1.3.

          5.8     Fulfillment of Conditions. Each Warrantor shall fulfill the conditions specified in Article VIII to the extent that the fulfillment of such conditions is within its Control. The foregoing obligation includes (a) the execution and delivery of documents necessary or desirable to consummate the transactions contemplated by this Agreement or the other Transaction Documents and (b) taking or refraining from such actions as may be necessary to fulfill such conditions (including using their best efforts to conduct the business in such manner that on the Closing Date the representations and warranties of the Warrantors contained herein shall be accurate as though then made, except as contemplated by the terms hereof).

          5.9     Disclosure of Certain Matters. From the date hereof through the Closing Date, each Warrantor shall give Buyer prompt written notice of any event or development that occurs that (a) had it existed or been known on the date hereof would have been required to be disclosed under this Agreement, (b) would cause any of the representations and warranties of the Warrantors contained herein to be inaccurate or otherwise misleading, (c) gives the Warrantor any reason to believe that any of the conditions set forth in Article VIII will not be satisfied, (d) is of a nature that is or may be materially adverse to the operations, prospects or condition (financial or otherwise) of any member of the Company Group or (e) would require any amendment or supplement to the Proxy Statement.

          5.10   Regulatory and Other Authorizations; Notices and Consents.

                     (a)     Each Warrantor shall use its best efforts to obtain all authorizations, consents, orders and approvals of all Governmental Authorities and officials that may be or become necessary for their execution and delivery of, and the performance of their obligations pursuant to, this Agreement and the other Transaction Documents and will cooperate fully with Buyer in promptly seeking to obtain all such authorizations, consents, orders and approvals. Each Warrantor shall, both prior to and following the Closing, take such actions and make such filings as are necessary to comply with the rules and regulations of the State Administration of Foreign Exchange of the PRC (“SAFE”).

                     (b)     Each Warrantor shall give promptly such notices to third parties and use its best efforts to obtain such third party consents and estoppel certificates as Buyer may in its reasonable discretion deem necessary or desirable in connection with the transactions contemplated by this Agreement or the other Transaction Documents.

                     (c)     Buyer shall cooperate and use its best efforts to assist the Warrantors in giving such notices and obtaining such consents and estoppel certificates; provided, however, that Buyer shall have no obligation to give any guarantee or other consideration of any nature in connection with any such notice, consent or estoppel certificate or to consent to any change in the terms of any agreement or arrangement which Buyer in its sole discretion may deem adverse to the interests of Buyer or any member of the Company Group.

          5.11   Use of Intellectual Property. Sellers and Founders acknowledge that from and after the Closing, all the Intellectual Property of any kind related to or used in connection with the business of any member of the Company Group shall be owned by the Surviving Company, that neither Sellers or Founders nor any of their Affiliates shall have any rights in such Intellectual Property and that neither Sellers or Founders nor any of their Affiliates will

24

contest the ownership or validity of any rights of any member of the Company Group in or to such Intellectual Property.

          5.12   Related Tax. Sellers covenant and agree to pay any tax and duties assessed by any Governmental Authority in connection with, or as a result of the issuance of Buyer Shares and other consideration received pursuant to this Agreement.

          5.13   The Company Proxy Information. As a condition to Buyer calling and holding the Acquisition Shareholder Meeting (as hereinafter defined), each Warrantor will furnish to Buyer such information as is reasonably required by Buyer for the preparation of the Proxy Statement (as hereinafter defined) in accordance with the requirements of the Commission, including full and accurate descriptions of the Warrantors and their businesses, material agreements affecting such businesses, and the audited consolidated financial statements of the Company Group for each of the three years ended December 31, 2007, which financial statements will include a balance sheet, statement of operations and statement of cash flows, prepared in accordance U.S. GAAP, together with footnotes and any required interim consolidated quarterly financial statements, as required by the rules and regulations of the Commission for combination proxy statement disclosure (collectively, “Proxy Information”). The Proxy Information will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements in the Proxy Information not misleading.

          5.14   Interim Financial Information. From the date of this Agreement until the Closing, each Warrantor shall use its best efforts to cause the Company Group provide to Buyer a copy of (i) the monthly internal management report of financial information concerning the members of the Company Group on an individual and consolidated basis in a form reasonably satisfactory to Buyer, and (ii) a monthly pro forma balance sheet and income statement on an individual and consolidated basis for the members of the Company Group. The above interim financial information shall be delivered to Buyer within twenty-five (25) days after the end of each month following the date of this Agreement. The members of the Company Group will prepare the above financial information in good faith in accordance with U.S. GAAP.

ARTICLE VI
COVENANTS OF BUYER

          6.1     Conduct of the Business. Buyer covenants and agrees that, from the date hereof through the Closing Date, except (i) in the context of an unsolicited, bona fide written proposal for a superior transaction or consummation of a superior transaction (in which event Buyer shall use its best effort to cause the target company in such superior transaction to reimburse the Warrantors for the reasonable and documented expenses incurred by the Warrantors in connection with the transactions contemplated by this Agreement and other Transaction Documents), (ii) as otherwise set forth in this Agreement or the other Transaction Documents or (ii) with the prior written consent of Sellers, Buyer shall:

                     (a)     conduct its business only in the ordinary course of business and in a manner consistent with the current practice of its business, except as required to preserve substantially intact its business organization, to preserve the current relationships of Buyer with customers and other Persons with which it has significant business relations and to comply with all Laws;

25

                     (b)     not pledge, sell, transfer, dispose or otherwise encumber or grant any rights or interests to others of any kind with respect to all or any part of its capital securities;

                     (c)     not pledge, sell, lease, transfer, dispose of or otherwise encumber any of properties or assets, other than consistent with past practices and in the ordinary course of business;

                     (d)     not issue any of its shares of capital or any other class of securities, whether debt (other than debt incurred in the ordinary course of business and consistent with past practice) or equity, or any options therefor or any securities convertible into or exchangeable for its capital stock or enter into any agreements in respect of the ownership or Control of such shares of capital;

                     (e)     not declare any dividend or make any distribution in cash, securities or otherwise on its outstanding shares of capital or directly or indirectly redeem, purchase or in any other manner whatsoever advance, transfer (other than in payment for goods received or services rendered in the ordinary course of business), or distribute to any of its Affiliates or otherwise withdraw cash or cash equivalents in any manner inconsistent with established cash management practices, except to pay its existing indebtedness;

                     (f)     not make, agree to make or announce any general wage or salary increase or enter into any employment contract or, unless provided for on or before the date of this Agreement, increase the compensation payable or to become payable to any of its officers or employees or adopt or increase the benefits of any bonus, insurance, pension or other employee benefit plan, payment or arrangement, except for those increases, consistent with past practices, normally occurring as the result of regularly scheduled salary reviews and increases, and except for increases directly or indirectly required as a result of changes in applicable Law;

                     (g)     except for the purpose of the Business Combination, not to amend its Memorandum and Articles of Association;

                     (h)     not to merge or consolidate with, or acquire all or substantially all the assets of, or otherwise acquire any business operations of, any Person;

                     (i)      not to make any payments outside the ordinary course of business; and

                     (j)      not make any capital expenditures, except in accordance with prudent business and operational practices consistent with prior practice.

          6.2     Shareholder Meeting. Buyer shall cause a meeting of its shareholders (the “Acquisition Shareholder Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of voting on the adoption of this Agreement and the approval of the transactions and other matters as contemplated or necessitated by this Agreement (including, if applicable, increase of authorized share capital), pursuant to the requirements of Buyer’s Memorandum and Articles of Association. Buyer shall use its best efforts to cause its Board of Directors to recommend that its shareholders vote in favor of such matters. In connection with such meeting, Buyer (a) will prepare and mail to its shareholders a proxy statement/prospectus meeting the requirements of the Exchange Act (“Proxy Statement”) and all other proxy materials for such meeting, (b) will use its best efforts to obtain the necessary approvals by its shareholders of this Agreement and the transactions contemplated

26

hereby, and (c) will otherwise comply with all legal requirements applicable to such meeting. As a condition to the filing and distribution to the Buyer shareholders the Proxy Statement, Buyer will have received the Proxy Information from the Company Group.

          6.3     Fulfillment of Conditions. From the date hereof to the Closing Date, Buyer shall use its best efforts to fulfill the conditions specified in Article VIII to the extent that the fulfillment of such conditions is within its control. The foregoing obligation includes (a) the execution and delivery of documents necessary or desirable to consummate the transactions contemplated hereby or by the other Transaction Documents, and (b) taking or refraining from such actions as may be necessary to fulfill such conditions (including conducting the business of Buyer in such manner that on the Closing Date the representations and warranties of Buyer contained herein shall be accurate as though then made).

          6.4     Disclosure of Certain Matters. From the date hereof through the Closing Date, Buyer shall give the Warrantors prompt written notice of any event or development that occurs that (a) had it existed or been known on the date hereof would have been required to be disclosed under this Agreement, (b) would cause any of the representations and warranties of Buyer contained herein to be inaccurate or otherwise misleading, (c) gives Buyer any reason to believe that any of the conditions set forth in Article VIII will not be satisfied, (d) is of a nature that is or may be materially adverse to the operations, prospects or condition (financial or otherwise) of Buyer, or (e) would require any amendment or supplement to the Proxy Statement.

          6.5     Post-Closing Assurances. Buyer from time to time after the Closing, at the request of the Company or Sellers will take such other actions and execute and deliver such other documents, certifications and further assurances as the Company or Sellers may reasonably require in order to manage and operate their business, including but not limited to executing such certificates as may be reasonably requested by the Company or Seller’s Accountants in connection with any audit of the financial statements of Buyer for any period through the Closing Date.

          6.6     Regulatory and Other Authorizations; Notices and Consents.

                     (a)     Buyer shall use its best efforts to obtain all authorizations, consents, orders and approvals of all Governmental Authorities that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the other Transaction Documents and will cooperate fully with the Warrantors in promptly seeking to obtain all such authorizations, consents, orders and approvals.

                     (b)     Buyer shall give promptly such notices to third parties and use best efforts to obtain such third party consents and estoppel certificates as Sellers may in their reasonable discretion deem necessary or desirable in connection with the transactions contemplated by this Agreement.

          6.7     Books and Records.

                     (a)     On and after the Closing Date, Buyer will permit Sellers, Founders and their Representatives, during normal business hours, to have access to and to examine and make copies of all books and records of any member of the Company Group which are delivered to Buyer pursuant to this Agreement and which relate to their businesses or to events occurring prior to the Closing Date or to transactions or events occurring subsequent

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to the Closing Date which arise out of transactions or events occurring prior to the Closing Date to the extent reasonably necessary to Sellers and Founders in connection with preparation of any Tax returns, Tax audits, government or regulatory investigations, lawsuits or any other matter in which a Seller or Founder is a party to the proceeding or in which it has a reasonable business interest.

                     (b)     Buyer will preserve and keep all books and records with respect to any member of the Company Group and their businesses for a period of at least seven years from the Closing Date. After such seven year period, before Buyer shall dispose of any such books and records, at least 90 days’ prior written notice to such effect shall be given by Buyer to Sellers and Founders. Sellers and Founders shall be given an opportunity, at their cost and expense, to remove and retain all or any part of such books or records as they may select.

          6.8     Nasdaq Listing. After making the initial filing of the Proxy Statement with the Commission on Form 6-K, Buyer shall apply to have its ordinary shares listed on the Nasdaq Stock Market following the Closing (but does not ensure the approval of such listing application).

ARTICLE VII
ADDITIONAL COVENANTS OF THE PARTIES

          7.1     Other Information. If in order to properly prepare documents required to be filed with any Governmental Authority or financial statements of the Company Group, it is necessary that a Party be furnished with additional information relating to any member of the Company Group, and such information is in the possession of the other Parties, such other Parties agree to use their best efforts to furnish such information in a timely manner to such Party, at the cost and expense of such Party.

          7.2     Mail Received After Closing.

                     (a)     If the Surviving Company receives after the Closing any mail or other communications addressed to Sellers or Founders, the Surviving Company may open such mail or other communications and deal with the contents thereof in its discretion to the extent that such mail or other communications and the contents thereof relate to the Company Group. The Surviving Company will deliver promptly or cause to be delivered to Sellers and Founders all other mail addressed to it and the contents thereof which does not relate to the Company Group.

                     (b)     If Sellers or Founders receive after the Closing Date mail or other communications addressed to such Sellers or Founders which relate to the Company Group, such Sellers or Founders shall promptly deliver or cause to be delivered all such mail and the contents thereof to the Surviving Company.

          7.3     Further Action.

                     (a)     Each of the Parties shall execute such documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby. Upon the terms and subject to the conditions hereof, each of the Parties shall use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to

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consummate and make effective as promptly as practicable the transactions contemplated by this Agreement.

                     (b)     Subject to compliance with applicable Law, from the date hereof until the Closing Date, the Parties and/or their Representatives shall confer on a regular and frequent basis to discuss material operational matters and the general status of ongoing operations.

                     (c)     No information or knowledge obtained in any discussion pursuant to this Section 7.3 or otherwise shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the Parties to consummate the transactions contemplated hereby.

          7.4     Schedules. The Parties shall have the obligation to supplement or amend the schedules being delivered concurrently with the execution of this Agreement with respect to any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described in such schedules. The obligations of the Parties to amend or supplement the schedules being delivered herewith shall terminate on the Closing Date. Notwithstanding any such amendment or supplementation, for purposes of Article IX, the representations and warranties of the Parties shall be made with reference to the schedules as they exist at the time of execution of this Agreement.

          7.5     Execution of Agreements. On or before the Closing Date, each Party shall execute and deliver each Transaction Document to which it is a party.

          7.6     Confidentiality. The Warrantors, on the one hand, and Buyer, on the other hand, shall hold and shall cause their respective Representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all documents and information concerning the other Parties furnished to it by such other Parties or their Representatives in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by the Party to which it was furnished, (b) in the public domain through no fault of such Party or (c) later lawfully acquired from other sources, which source is not the agent of the other Party, by the Party to which it was furnished), and each Party shall not release or disclose such information to any other Person, except its Representatives in connection with this Agreement. Each Party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other Parties if it exercises the same care as it takes to preserve confidentiality for its own similar information.

          7.7     Public Announcements. From the date of this Agreement until the Closing or termination of this Agreement, the Parties shall cooperate in good faith to jointly prepare all press releases and public announcements pertaining to this Agreement and the transactions contemplated hereby, and none of the foregoing shall issue or otherwise make any public announcement or communication pertaining to this Agreement or the transactions contemplated hereby without the prior consent of the other Parties, except as required by any legal requirement or by the rules and regulations of, or pursuant to any agreement of a stock exchange or trading system. Each Party will not unreasonably withhold approval from the others with respect to any press release or public announcement. If any Party determines with the advice of counsel that it is required to make this Agreement and the terms of the transaction public or otherwise issue a press release or make public disclosure with respect

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thereto, it shall at a reasonable time before making any public disclosure, consult with the other Parties regarding such disclosure, seek such confidential treatment for such terms or portions of this Agreement or the transactions contemplated hereby as may be reasonably requested by the other Parties and disclose only such information as is legally compelled to be disclosed. This provision will not apply to communications by any Party to its counsel, accountants and other professional advisors.

          7.8     Board of Buyer. The Board of Directors of Buyer after the Closing will initially consist of seven (7) members, with five (5) members (three (3) of whom shall be independent directors) designated by Sellers, two members (one (1) of whom shall be an independent director) designated by Buyer. The independent directors shall satisfy the independence requirements of NASDAQ. In addition, the membership of the Board of Directors of Buyer shall comply with the requirements of Section 9.6 for the existence of the Independent Committee.

ARTICLE VIII
CONDITIONS TO CLOSING

          8.1     Conditions to Each Party’s Obligations. The respective obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions.

                     (a)     Approval by Buyer’s Shareholders. This Agreement and the transactions contemplated hereby shall have been approved by a majority-in-interest of the holders of the ordinary shares of Buyer in accordance with Buyer’s Memorandum and Articles of Association and the aggregate number of Buyer’s ordinary shares held by shareholders of Buyer (other than the Initial Stockholders) who exercise their right to convert the ordinary shares of Buyer owned by them into cash in accordance with Buyer’s Memorandum and Articles of Association shall not constitute 20% or more of the number of Buyer’s ordinary shares outstanding as of the date of this Agreement and owned by Persons other than the Initial Stockholders.

                     (b)     Litigation. No order, stay, judgment or decree shall have been issued by any Governmental Authority preventing, restraining or prohibiting in whole or in part, the consummation of the transactions contemplated hereby or instrumental to the consummation of the transactions contemplated hereby, and no action or proceeding by any Governmental Authority shall be pending or threatened (including by suggestion through investigation) by any Person, which questions, or seeks to enjoin, modify, amend or prohibit (a) the ownership or Control of any member of the Company Group, (b) the purchase of Company Ordinary Shares and Company Equity Rights or the sale and issuance of Buyer Shares, (c) the Acquisition Shareholder Meeting and use of the Proxy Statement by Buyer, or (d) the conduct in any material respect of the business as a whole or any material portion of the business conducted or to be conducted by any member of the Company Group or the (direct, indirect or beneficial) ownership or Control of any member of the Company Group by Sellers.

                     (c)     Transaction Documents. Each Warrantor shall have executed and delivered or have caused the other Warrantors (as defined in Article XI) to execute and deliver each of the following agreements (together with this Agreement and any amendments or supplements thereto, the “Transaction Documents”):

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                              (i)      Certain service agreement, in the form attached hereto as Exhibit D, by and between WFOE and the Affiliated Broker pursuant to which WFOE shall provide certain operating services to the Affiliated Broker and receive service fees from the Affiliated Broker (the “Service Agreement”);

                              (ii)      certain equity pledge agreement, in the form attached hereto as Exhibit E, by and between WFOE, on the one hand, and all the shareholders of the Affiliated Broker, on the other hand, pursuant to which all of such shareholder’s equity ownership shall be pledged to WFOE to secure the obligations of the Affiliated Broker and its shareholders under such Transaction Documents as provided for under (i), (ii), (iii) and (v) of this Section 8.1(c) (the “Equity Pledge Agreement”);

                              (iii)     certain purchase option agreement, in the form attached hereto as Exhibit F, by and between WFOE, on the one hand, and all the shareholders of the Affiliated Broker, on the other hand, pursuant to which WFOE shall have the option to purchase from such shareholders all or part of their equity ownership interests in the Affiliated Broker for a minimum price permissible by the PRC Law (the Parties agree that, notwithstanding anything in the contrary in the purchase option agreement, in the event that a nominal purchase price of $1 is not permitted by PRC Law, such shareholders shall waive their right to receive any additional consideration from, or pay any additional consideration received by them back to, WFOE, and shall pay any taxes and fees incurred by WFOE in connection therewith), if and when permitted by the PRC Law (the “UIB Purchase Option Agreement”);

                              (iv)     certain right of first refusal agreement, in a form reasonably satisfactory to Buyer, by and between UIB, on the one hand, and all the shareholders of Beijing Hezheng Insurance Broker Co., Ltd., on the other hand, pursuant to which UIB shall have the right of first refusal to purchase from such shareholders all or part of their equity ownership interests in Beijing Hezheng Insurance Broker Co., Ltd. if and when permitted by the PRC Law (the “Hezheng Right of First Refusal Agreement”); and

                              (v)       certain voting rights proxy agreement, in a form attached hereto as Exhibit G, by and between WFOE, on the one hand, and all the shareholders of the Affiliated Broker, on the other hand, pursuant to which the Person designated by WFOE shall be granted the voting rights and other shareholders’ rights with respect to all of the equity ownership interests held by such shareholders in the Affiliated Broker (the “Proxy Agreement”).

          8.2     Conditions to Obligations of the Warrantors. The obligations of the Warrantors to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

                     (a)     Deliveries. Buyer shall have delivered the Cash Consideration and Buyer Shares as required by Section 1.2 and Sellers shall have received such other documents, certificates and instruments as may be reasonably requested by Sellers.

                     (b)     Representations and Warranties; Covenants. Without supplementation after the date of this Agreement, the representations and warranties of Buyer contained in this Agreement shall be with respect to those representations and warranties qualified by any materiality standard, true and correct as of the Closing, and with respect to all the other

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representations and warranties, true and correct in all material respects as of the Closing, with the same force and effect as if made as of the Closing, and all the covenants contained in this Agreement to be complied with by Buyer on or before the Closing shall have been materially complied with, and Buyer shall have delivered a certificate signed by a duly authorized officer thereof to such effect.

                     (c)     Consents. Buyer shall have obtained and delivered to the Warrantors copies of consents of all third parties, as appropriately required for the consummation of the transactions contemplated by this Agreement.

                     (d)     Performance of Agreements. All covenants, agreements and obligations required by the terms of this Agreement to be performed by Buyer at or prior to the Closing shall have been duly and properly performed or fulfilled in all material respects.

                     (e)     No Adverse Changes. At the Closing, there shall have been no material adverse change in the assets, liabilities or financial condition of Buyer from that shown in the Buyer Balance Sheet and related statements of income. Between the date of this Agreement and the Closing Date, there shall not have occurred an event which, in the reasonable opinion of the Warrantors, would have had a Material Adverse Effect on the operations, financial condition or prospects of Buyer.

                     (f)     Supplemental Disclosure. If Buyer shall have supplemented or amended any schedule pursuant to their obligations set forth in Section 7.4 in any material respect, the Warrantors shall give notice to Buyer that as a result of information provided to the Warrantors in connection with any or all of such amendments or supplements, the Warrantors have determined to proceed with the consummation of the transactions contemplated hereby.

                     (g)     Necessary Proceedings. All proceedings, corporate or otherwise, to be taken by Buyer in connection with the consummation of the transactions contemplated by this Agreement shall have been duly and validly taken, and copies of all documents, resolutions and certificates incident thereto, duly certified by Buyer as of the Closing, shall have been delivered to the Warrantors.

                     (h)     Trustee Notice. Buyer, simultaneously with the Closing, will deliver to the trustee of the Trust Account of Buyer instructions to disburse the funds therein to Buyer.

                     (i)      Resignations. Effective as of the Closing, the directors and officers of Buyer who are not continuing as directors and officers of Buyer will have resigned.

                     (j)      Legal Opinion. The Warrantors shall have received from the Cayman Islands counsel of Buyer a legal opinion addressed to the Warrantors and satisfactory to Buyer, dated the Closing Date.

          8.3     Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

                     (a)     Deliveries. Sellers shall have delivered Company Ordinary Shares and Company Equity Rights and Buyer shall have received the same and such other documents, certificates and instruments as may be reasonably requested by Buyer.

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                     (b)     Financial Statements. Sellers have provided the consolidated balance sheets as at December 31, 2005, 2006 and 2007, and related consolidated statements of income and source and application of funds for the three years ended December 31, 2007 showing After-Tax Profits of not less than $3,900,000 for the fiscal year ended December 31, 2007 and the notes, comments, schedules, and supplemental data therein (collectively, the “Company Financial Statements”) and an interim consolidated balance sheet as of end of each succeeding fiscal quarter ending more than 45 days prior to the Closing, and related consolidated statements of income and source and application of funds for each such quarter, reviewed by the Company’s accountants (collectively, the “Interim Financial Statements”). The Company Financial Statements and Interim Financial Statements will have been prepared in accordance with US GAAP throughout the periods indicated and fairly present the consolidated financial condition of the Company at their respective dates and the consolidated results of the operations of the Company for the periods covered thereby in accordance with in accordance with US GAAP.

                     (c)     Representations and Warranties; Covenants. Without supplementation after the date of this Agreement, the representations and warranties of the Warrantors contained in this Agreement shall be with respect to those representations and warranties qualified by any materiality standard, true and correct in all respects as of the Closing, and with respect to all the other representations and warranties, true and correct in all material respects as of the Closing, with the same force and effect as if made as of the Closing, and all the covenants contained in this Agreement to be complied with by the Warrantors on or before the Closing shall have been materially complied with, and Buyer shall have received a certificate of the Warrantors to such effect.

                     (d)     Legal Opinion. Buyer shall have received from Guan Tao Law Firm, counsel for the Company Group, a legal opinion, based on PRC Law, addressed to Buyer and satisfactory to Buyer, dated the Closing Date.

                     (e)     Consents. The Warrantors shall have obtained and delivered to Buyer consents of all third parties required by the Contracts and Permits set forth in the Disclosure Schedule.

                     (f)     Regulatory Approvals. Any Governmental Authority whose approval or consent is required each shall have unconditionally approved of the transactions contemplated by this Agreement and Buyer shall have received written confirmation thereof.

                     (g)     Performance of Agreements. All covenants, agreements and obligations required by the terms of this Agreement or the other Transaction Documents to be performed by the Warrantors at or prior to the Closing, including, without limitation, the Service Agreement, the Equity Pledge Agreement, the Purchase Option Agreement, Hezheng Right of First Refusal Agreement and the Proxy Agreement shall have been duly and properly performed or fulfilled in all material respects.

                     (h)     Reorganization Complete. The reorganization described in the Reorganization Plan shall have been completed.

                     (i)      No Adverse Change. At the Closing, there shall have been no material adverse change in the assets, liabilities, financial condition or prospects of any member of the Company Group from that shown or reflected in the Company Financial Statements and as described in the Proxy Statement. Between the date of this Agreement and the Closing Date,

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there shall not have occurred an event which, in the reasonable opinion of Buyer, would have a Company Material Adverse Effect.

                     (j)      Supplemental Disclosure. If Sellers shall have supplemented or amended any schedule pursuant to his obligations set forth in Section 7.4 in any material respect, Buyer shall provide notice to Sellers that, as a result of information provided to Buyer in connection with any or all of such amendments or supplements, Buyer has determined to proceed with the consummation of the transactions contemplated hereby.

                     (k)     Due Diligence. Buyer shall have completed financial, business and legal due diligence of the members of the Company Group and shall be reasonably satisfied with the results of such due diligence.

                     (l)      Necessary Proceedings. All proceedings, corporate or otherwise, to be taken by the Company, the Subsidiaries and Sellers in connection with the consummation of the transactions contemplated by this Agreement shall have been duly and validly taken, and copies of all documents, resolutions and certificates incident thereto, duly certified by the Company, the Subsidiaries and Sellers, as appropriate, as of the Closing, shall have been delivered to Buyer.

                     (l)      The Company Proxy Information. The Company Proxy Information, at the time of distribution of the Proxy Statement and at Closing, will accurately reflect the Company, the Subsidiaries, their businesses and the Seller, and the Company Proxy Information will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements in the Company Proxy Information not misleading.

ARTICLE IX
INDEMNIFICATION

          9.1     Indemnification by the Warrantors. Subject to the limitations set forth in Section 9.4, the Warrantors shall jointly and severally indemnify and hold harmless Buyer from and against, and shall reimburse Buyer (which term, for purposes of this Article IX, includes, after the Closing, the Surviving Company) for, any Damages which it may sustain, suffer or incur, whether as a result of any Third Party Claim or otherwise, and which arise from or in connection with or are attributable to the breach of any of the representations or warranties or covenants of the Warrantors contained in this Agreement. Indemnification pursuant to this Section 9.1 shall be the sole remedy of Buyer with respect to any breach of the representations and warranties or covenants of the Warrantors contained in this Agreement. This indemnity shall survive the Closing for a period of four years after the Closing Date with respect to Claims arising under the foregoing clause (i) other than Claims arising as a result of a breach of the representations and warranties in Sections 3.1 and 3.25, as to which it shall survive without limitation as to time, and (ii) Claims arising as a result of a breach of the representations and warranties in Section 3.6, as to which it shall survive for a period of six months after the expiration of the statute of limitations. Sellers shall give prompt written notice to Buyer of any Third Party Claims or other facts and circumstances known to such Warrantors which may entitle Buyer to indemnification under this Section 9.1.

          9.2     Indemnification by Buyer. Subject to the limitations set forth in Section 9.4, Buyer shall indemnify and hold harmless the Warrantors from and against, and shall reimburse the Warrantors for, any Damages which may be sustained, suffered or incurred by

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the Warrantors, whether as a result of Third Party Claims or otherwise, and which arise or result from or in connection with or are attributable to the breach of any of Buyer’s representations or warranties or covenants contained in this Agreement. The indemnity in the foregoing clause shall survive the Closing for a period of four years after the Closing Date, other than claims arising as a result of a breach of the representations and warranties in Section 4.2, as to which it shall survive without limitation as to time. Buyer shall give the Seller prompt written notice of any Third Party Claims or other facts and circumstances known to Buyer which may entitle the Warrantors to indemnification under this Section 9.2.

          9.3     Notice, Etc. A Party required to make an indemnification payment pursuant to this Agreement (“Indemnifying Party”) shall have no liability with respect to Third Party Claims or otherwise with respect to any covenant, representation, warranty, agreement, undertaking or obligation under this Agreement unless the Party entitled to receive such indemnification payment (“Indemnified Party”) gives notice to the Indemnifying Party specifying (i) the covenant, representation or warranty, agreement, undertaking or obligation contained herein which it asserts has been breached, (ii) in reasonable detail, the nature and dollar amount (or estimate, if the magnitude of the Claim cannot be precisely determined at that time) of any Claim the Indemnified Party may have against the Indemnifying Party by reason thereof under this Agreement, and (iii) whether or not the Claim is a Third Party Claim. With respect to Third Party Claims, an Indemnified Party (i) shall give the Indemnifying Party prompt notice of any Third Party Claim, (ii) prior to taking any action with respect to such Third Party Claim, shall consult with the Indemnifying Party as to the procedure to be followed in defending, settling, or compromising the Third Party Claim, (iii) shall not consent to any settlement or compromise of the Third Party Claim without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed), and (iv) shall permit the Indemnifying Party, if it so elects, to assume the exclusive defense of such Third Party Claim (including, except as provided in the penultimate sentence of this Section, the compromise or settlement thereof) at its own cost and expense. If the Indemnifying Party shall elect to assume the exclusive defense of any Third Party Claim pursuant to this Agreement, it shall notify the Indemnified Party in writing of such election, and the Indemnifying Party shall not be liable hereunder for any fees or expenses of the Indemnified Party’s counsel relating to such Third Party Claim after the date of delivery to the Indemnified Party of such notice of election. The Indemnifying Party will not compromise or settle any such Third Party Claim without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed) if the relief provided is other than monetary damages or such relief would have a Material Adverse Effect on the Indemnified Party. Notwithstanding the foregoing, if the Indemnifying Party elects to assume the defense with respect to any Third Party Claim, the Indemnifying Party shall have the right to compromise or settle for solely monetary damages such Third Party Claim, provided such settlement will not result in or have a Material Adverse Effect on the Indemnified Party. Notwithstanding the foregoing, the Party which defends any Third Party Claim shall, to the extent required by any insurance policies of the Indemnified Party, share or give control thereof to any insurer with respect to such Claim.

          9.4     Limitations.

                     (a)     The Warrantors shall not be required to indemnify Buyer under Section 9.1 unless the aggregate of all amounts for which indemnity would otherwise be due against it exceeds $50,000, but then Sellers will be liable for the full amount of Damages.

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                     (b)     Buyer shall not be required to indemnify the Warrantors under Section 9.2 unless the aggregate of all amounts for which indemnity would otherwise be due against it exceeds $50,000, but then Buyer will be liable for the full amount of Damages.

          9.5     Adjustment to Purchase Price; Setoff. Any indemnification payments made pursuant to Sections 9.1 and 9.2 shall be deemed to be an adjustment to the Purchase Price. To the extent that the Warrantors are obligated to indemnify Buyer after Closing under the provisions of this Article IX for Damages reduced to a monetary amount, Buyer shall have the right to adjust any amount due and owing or to be due and owing under any agreement with the Warrantors, whether under this Agreement or any other agreement between the Warrantors and any of Buyer’s affiliates, subsidiaries or Controlled Persons (including shares issuable pursuant to Section 1.3). To the extent that Buyer is obligated to indemnify the Warrantors after Closing under the provisions of this Article IX for Damages reduced to a monetary amount, the Warrantors after Closing shall have the right to decrease any amount due and owing or to be due and owing under any agreement with Buyer, whether under this Agreement or any other agreement between the Warrantors and any of Buyer’s Affiliates or Subsidiaries.

          9.6     Claims on behalf or in right of Buyer. Pursuant to the provisions of this Article IX, if any Claim for indemnification is to be brought against the Warrantors on behalf of or by right of Buyer, such claims will be determined by the Independent Committee of the Board of Directors. Any settlement of a Claim for indemnification brought on behalf of or by right of Buyer shall be determined and approved by the Independent Committee of the Board of Directors. The Independent Committee of the Board of Directors of Buyer will consist of at least two persons mutually agreed by Sellers and Buyer, none of which are officers or employees of Buyer or any of their operating subsidiary companies or are direct or beneficial owners of 5% or more of the voting capital shares of Buyer. For a period of not less than four years after Closing or until final resolution of Claims under this Article IX brought by or by right of Buyer the Board of Directors of Buyer will maintain a sufficient number of directors such that it will be able to maintain the Independent Committee.

          9.7     No Claim Against Trust Fund. It is understood by the Warrantors that in the event of breach of this Agreement or any of the other Transactional Documents by Buyer, that they have no right to any amount held in the Trust Account and they will not make any claim against Buyer that would adversely affect the business, operations or prospects of Buyer or the amount of the funds held in the Trust Account.

ARTICLE X
TERMINATION AND ABANDONMENT

          10.1   Methods of Termination. The transactions contemplated herein may be terminated and/or abandoned at any time but not later than the Closing:

                     (a)     by mutual written consent of the Parties;

                     (b)     (i)      by Buyer, if the Warrantors amend or supplement any schedule hereto in accordance with Section 7.4 hereof and such amendment or supplement reflects a material adverse change in the condition (financial or otherwise), results of operations or prospects of any member of the Company Group after the date hereof, or (ii) by the Warrantors, if Buyer amends or supplements any schedule hereto in accordance with

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Section 7.4 hereof and such amendment or supplement reflects a material adverse change in the condition (financial or otherwise) or operations of Buyer;

                     (c)     by either Buyer or the Warrantors, if the Closing has not occurred by January 31, 2009 (or such later date as may be established by the shareholders of Buyer as the deadline by which Buyer must complete a Business Combination); provided, however, that the right to terminate this Agreement under this Section 10.1(c) shall not be available to any Party that is then in breach of any of its covenants, representations or warranties in this Agreement;

                     (d)     by the Warrantors, (i) if Buyer shall have breached any of its covenants in Article VI or VII hereof in any material respect or (ii) if the representations and warranties of Buyer contained in this Agreement shall not be true and correct in all material respects, at the time made, or (iii) if such representations and warranties shall not be true and correct at and as of the Closing Date as though such representations and warranties were made again at and as of the Closing Date, except to the extent that such representations are made herein as of a specific date prior to the Closing Date, and in any such event, if such breach is subject to cure, Buyer has not cured such breach within 10 Business Days of notice from the Warrantors of an intent to terminate;

                     (e)     by Buyer, (i) if the Warrantors shall have breached any of the covenants in Articles V or VII hereof in any material respect or (ii) if the representations and warranties of the Warrantors contained in this Agreement shall not be true and correct in all material respects, at the time made, or (iii) if such representations and warranties shall not be true and correct at and as of the Closing Date as though such representations and warranties were made again at and as of the Closing Date, except to the extent that such representations are made herein as of a specific date prior to the Closing Date, and in any such event, if such breach is subject to cure, the Warrantors have not cured such breach within 10 Business Days of Buyer’s notice of an intent to terminate;

                     (f)     by Buyer if the Board of Directors of Buyer shall have determined in good faith, based upon the advice of outside legal counsel, that failure to terminate this Agreement is reasonably likely to result in the Board of Directors breaching its fiduciary duties to the shareholders of Buyer under applicable Law by reason of the pendency of an unsolicited, bona fide written proposal for a superior transaction, provided, however, that in such circumstances Buyer shall use its best effort to cause the target company in such superior transaction to reimburse, the Warrantors for the reasonable and documented expenses incurred by the Warrantors in connection with the transactions contemplated by this Agreement and other Transaction Documents;

                     (g)     by either Buyer or the Warrantors, if, at Buyer’s Acquisition Shareholder Meeting (including any adjournments thereof), this Agreement and the transactions contemplated hereby shall fail to be approved and adopted by the affirmative vote of the holders of Buyer’s ordinary shares required under its Memorandum and Articles of Association, or 20% or more of the number of ordinary shares of Buyer outstanding as of the date of the record date for such meeting held by Persons other than the Initial Shareholders exercise their rights to convert the ordinary shares of Buyer held by them into cash in accordance with Buyer’s Memorandum and Articles of Association.

          10.2   Effect of Termination.

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                     (a)     In the event of termination and abandonment by Buyer or by the Warrantors, or both, pursuant to Section 10.1 hereof, written notice thereof shall forthwith be given to the other Parties, and except as set forth in this Section 10.2, all further obligations of the Parties shall terminate, no Party shall have any right against the other Parties hereto, and each Party shall bear its own costs and expenses.

                     (b)     If the transactions contemplated by this Agreement are terminated and/or abandoned as provided herein:

                               (i)     each Party hereto will return all documents, work papers and other material (and all copies thereof) of the other Parties relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the Party furnishing the same; and

                               (ii)     all confidential information received by a Party hereto with respect to the business of the other Parties, or in the case of Sellers and Founders, of any member of the Group, shall be treated in accordance with Section 7.6 hereof, which shall survive such termination or abandonment.

ARTICLE XI
DEFINITIONS

          11.1   Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

          “Actions” means any claim, action, suit, litigation, arbitration, inquiry, proceeding or investigation by or pending before any Governmental Authority.

          “Acquisition Shareholder Meeting” has the meaning set forth in Section 6.2.

          “Affiliate” means, with respect to a Person, any other Person who Controls, is Controlled by or is under common Control with such Person.

          “Affiliated Broker” has the meaning set forth in the preamble of this Agreement. The particulars of the Affiliated Broker are set forth on Exhibit A-3.

          “After-Tax Profits” has the meaning set forth in Section 1.3.

          “Agreement” has the meaning set forth in the preamble of this Agreement.

          “Business Combination” has the meaning set forth in the Memorandum and Articles of Association of Buyer.

          “Business Day” means a day of the year on which banks are not required or authorized to be closed in the City of New York.

          “Buyer” has the meaning set forth in the preamble of this Agreement.

          “Buyer Shares” has the meaning set forth in Section 1.2.

          “Buyer’s Balance Sheet” has the meaning set forth in Section 4.6.

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          “Cash Consideration” has the meaning set forth in Section 1.2.

          “Closing” has the meaning set forth in Section 2.1.

          “Closing Date” has the meaning set forth in Section 2.1.

          “Commission” has the meaning set forth in Section 4.7.

          “Commission Reports” has the meaning set forth in Section 4.7(a).

          “Company” or “UIB BVI” has the meaning set forth in the preamble of this Agreement. The particulars of the Company are set forth on Exhibit A-3.

          “Company’s Accountants” means UHY Vocation HK CPA Limited.

          “Company Equity Rights” has the meaning set forth in Section 1.1.

          “Company Financial Statements” has the meaning set forth in Section 8.3(b).

          “Company Group” has the meaning set forth in the preamble of this Agreement. The particulars of the Company Group are set forth on Exhibit A-3.

          “Company Material Adverse Effect” means a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole; provided that, without limiting the generality of the foregoing, any adverse effect resulting in any loss, directly or indirectly, of at least US$200,000 or its equivalent, to the Company and its Subsidiaries, taken as a whole, shall be deemed to constitute a Company Material Adverse Effect.

          “Company Ordinary Shares” has the meaning set forth in Section 1.1.

          “Competitive Business” has the meaning set forth in Section 5.4(g).

          “Confidential Information” has the meaning set forth in Section 5.4(a).

          “Contracts” mean any contract, agreement, arrangement, plan, lease, license or similar instrument.

          “Control” of a given Person means the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, provided, that such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the Board of Directors or comparable governing body of such Person. The terms “Controlled” and “Controlling” have meanings correlative to the foregoing

          “Copyrights” shall mean all copyrights, including rights in and to works of authorship and all other rights corresponding thereto throughout the world, whether published or unpublished, including rights to prepare, reproduce, perform, display and distribute copyrighted works and copies, compilations and derivative works thereof.

          “Damages” means the dollar amount of any loss, damage, expense or liability, including, without limitation, reasonable attorneys’ fees and disbursements incurred by an

39

Indemnified Party in any action or proceeding between the Indemnified Party and the Indemnifying Party or between the Indemnified Party and a third party, which is determined (as provided in Article IX) to have been sustained, suffered or incurred by a Party or the Company and to have arisen from or in connection with an event or state of facts which is subject to indemnification under this Agreement; the amount of Damages shall be the amount finally determined by a court of competent jurisdiction or appropriate governmental administrative agency (after the exhaustion of all appeals) or the amount agreed to upon settlement in accordance with the terms of this Agreement, if a Third Party Claim, or by the Parties, if a Direct Claim.

          “Direct Claim” means any claim other than a Third Party Claim.

          “Disclosure Schedule” has the meaning set forth in Section 3.

          “Exchange Act” means the Securities Exchange Act of 1934, as amended.

          “Equity Pledge Agreement” has the meaning set forth in Section 8.1(c).

          “Founders” has the meaning set forth in the preamble of this Agreement. The particulars of Founder are set forth on Exhibit A-2.

          “GAAP” means generally accepted accounting principles, consistently applied in the United States of America.

          “Government Securities” means any Treasury Bill issued by the United States having a maturity of one hundred and eighty days or less.

          “Governmental Authority” means any PRC or non-PRC national, supranational, state, provincial, local or similar government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal or judicial or arbitral body.

          “Hezheng Right of First Refusal Agreement” has the meaning set forth in Section 8.1(c).

          “Indemnified Party” has the meaning set forth in Section 9.3.

          “Indemnifying Party” has the meaning set forth in Section 9.3.

          “Intellectual Property” means any intellectual property rights, including, without limitations, Patents, Copyrights, service marks, moral rights, Trade Secrets, Trademarks, designs and Technology, together with (a) all registrations and applications for registration therefore and (b) all rights to any of the foregoing (including (i) all rights received under any license or other arrangement with respect to the foregoing, (ii) all rights or causes of action for infringement or misappropriation (past, present or future) of any of the foregoing, (iii) all rights to apply fore or register any of the foregoing), (iv) domain names and URL’s of or relating to the Acquired Assets and variations of the domain names and URL’s, (vi) Contracts which related to any of the foregoing, including invention assignment, intellectual property assignment, confidentiality, and non-competition agreements, and (vii) goodwill of any of the foregoing, except the computer operating systems and office software commonly applied in daily work.

          “Interim Financial Statements” has the meaning set forth in Section 8.3(b).

40

          “Knowledge” means, with respect to any Person, the actual knowledge of such Person and that knowledge which should have been acquired by such Person after making such due inquiry and exercising such due diligence as a prudent business person would have made or exercised in the management of his or her business affairs.

          “Laws” means all statutes, rules, regulations, ordinances, orders, writs, injunctions, judgments, decrees, awards and restrictions, including, without limitation, applicable statutes, rules, regulations, orders and restrictions relating to zoning, land use, safety, health, environment, hazardous substances, pollution controls, employment and employment practices and access by the handicapped.

          “Lien” means any lien, claim, contingent interest, security interest, charge, restriction or encumbrance.

          “Material Adverse Effect” means, with respect to any Person, any (i) event, occurrence, fact, condition, change or development that has had a material adverse effect on the operations, results of operations, financial condition, assets or liabilities of such Person; (ii) material adverse effect on such Person’s ability to perform any material obligations of such Person hereunder or under any other Transaction Document or any Material Contract of such Person, as applicable; (iii) material adverse effect on any material rights such Person may have hereunder or under any other Transaction Document or any Material Contract of such Person.

          “Material Contract” means, with respect to any Person, any outstanding Contract material to the business of such Person as of or after the date hereof and includes, but not limited to, those Contracts disclosed in paragraph 3.16 of the Disclosure Schedule.

          “Non-Competition Period” has the meaning set forth in Section 5.4(g).

          “Non-Real Estate Leases” has the meaning set forth in Section 3.15.

          “Party” has the meaning set forth in the preamble of this Agreement.

          “Patents” means all United States and foreign patents and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries.

          “Permits” means all governmental registrations, licenses, permits, authorizations and approvals.

          “Person” means any individual, corporation, partnership, limited partnership, limited liability company, joint venture, proprietorship, association, firm, trust, estate, unincorporated organization, cooperative, Governmental Authority, or other enterprise or entity.

          “PRC” means the People’s Republic of China.

          “Proxy Agreement” has the meaning set forth in Section 8.1(c).

           “Proxy Information” has the meaning set forth in Section 5.13.

          “Proxy Statement” has the meaning set forth in Section 6.2.

41

          “Purchase Price” has the meaning set forth in Section 1.2.

          “Real Estate Leases” has the meaning set forth in Section 3.13(a).

          “Real Property” has the meaning set forth in Section 3.13(a).

          “Reorganization Plan” means the reorganization plan attached hereto as Exhibit H.

          “Representatives” of a party means such party’s employees, accountants, auditors, actuaries, counsel, financial advisors, bankers, investment bankers and consultants.

          “SAFE” has the meaning set forth in Section 5.10(a).

          “Securities Act” means the Securities Act of 1933, as amended.

          “Sellers” has the meaning set forth in the preamble of this Agreement. The particulars of Sellers are set forth on Exhibit A-1.

          “Service Agreement” has the meaning set forth in Section 8.1(c).

          “Software” means all software, in object, human-readable or source code, whether previously completed or now under development, including programs, applications, databases, data files, coding and other software, components or elements thereof, programmer annotations, and all versions, upgrades, updates, enhancements and error corrections of all of the foregoing, except the computer operating systems and office software commonly applied in daily work.

          “Subsidiary” means, with respect to any specified Person, any other Person (other than a natural person) Controlled by such specified Person through direct or indirect ownership of equity securities. When used without reference to a particular Person, “Subsidiary” means a Subsidiary of the Company.

          “Surviving Company” means the company surviving the Business Combination between Buyer and the Company Group as contemplated by this Agreement.

          “Tax” or “Taxes” means all income, gross receipts, sales, stock transfer, excise, bulk transfer, use, employment, social security, franchise, profits, property or other taxes, tariffs, imposts, fees, stamp taxes and duties, assessments, levies or other charges of any kind whatsoever (whether payable directly or by withholding), together with any interest and any penalties, additions to tax or additional amounts imposed by any government or taxing authority with respect thereto.

          “Technology” means any know-how, confidential or proprietary information, name, data, discovery, formulae, idea, method, process, procedure, other invention, record of invention, model, research, Software, technique, technology, test information, market survey, website, or information or material of a like nature, whether patentable or unpatentable and whether or not reduced to practice.

          “Third Party Claim” means a Claim by a Person other than a Party hereto or any Affiliate of such Party.

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          “Trade Secrets” means all trade secrets under applicable law and other rights in know-how and confidential or proprietary information, processing, manufacturing or marketing information, including new developments, inventions, processes, ideas or other proprietary information that provides advantages over competitors who do not know or use it and documentation thereof (including related papers, blueprints, drawings, chemical compositions, formulae, diaries, notebooks, specifications, designs, methods of manufacture and data processing software and compilations of information) and all claims and rights related thereto.

          “Trademarks” means any and all United States and foreign trademarks, service marks, logos, trade names, corporate names, trade dress, Internet domain names and addresses, and all goodwill associated therewith throughout the world.

          “Transaction Documents” has the meaning set forth in Section 8.1(c).

          “Transfer” has the meaning set forth in Section 5.7.

          “Trust Account” has the meaning set forth in Section 4.8.

          “UIB Purchase Option Agreement” has the meaning set forth in Section 8.1(c).

          “Unaudited Financial Statements” has the meaning set forth in Section 3.10.

          “United States” or “U.S.” means the United States of America.

          “Warrantors” has the meaning set forth in Section 3.

          “WFOE” has the meaning set forth in the preamble of this Agreement. The particulars of WFOE are set forth on Exhibit A-3.

ARTICLE XII
GENERAL PROVISIONS

          12.1   Expenses. Except as otherwise provided herein, all costs and expenses, including, without limitation, fees and disbursements of Representatives, incurred in connection with the preparation of this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses, whether or not the Closing shall have occurred.

          12.2   Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or mailed if delivered personally or by nationally recognized courier or mailed by registered mail (postage prepaid, return receipt requested) or by telecopy to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice, except that notices of changes of address shall be effective upon receipt):

(a)	If to the Warrantors:

Room 1906, 19th Floor, C, Yihe Yangguang Plaza
12, East Tucheng Road, Chaoyang District
Beijing, China 100013
Facsimile: 86-10-6448-9408

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Attention: Xiaoping Chen

With a copy to:

Guantao Law Firm
17/F, Tower 2, Ying Tai Center,
No.28 Finance StreCVet, Xicheng District,
Beijing, China 100040
Facsimile: 86-10-6657-8016
Attention: Dongying Sun

(b)	If to Buyer or Buyer Initial Sellers:

ChinaGrowth North Acquisition Corporation
A12 Jianguomenwai Avenue
NCI Tower, Suite 1602
Beijing, China 100022
Attention: Xuesong Song
Telephone: 86-10-6569-3988
Facsimile: 86-10-6569-3992

with a copy to:

DLA Piper US LLP
1251 Avenue of the Americas
New York, New York 10020
Attention: William N. Haddad
Facsimile No.: 1-212-884-8998

          12.3   Amendment. This Agreement may not be amended or modified except by an instrument in writing signed by the Parties.

          12.4   Waiver. At any time prior to the Closing, either Party may (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby.

          12.5   Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          12.6   Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible

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in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

          12.7   Entire Agreement. This Agreement and the schedules and exhibits hereto constitute the entire agreement and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

          12.8   Benefit. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of the Parties.

          12.9   Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

          12.10  Jurisdiction; Venue. With respect to any disputes arising out of this Agreement, the parties consent to the exclusive jurisdiction of, and venue in, the state courts in the New York City of the State of New York (or in the event of exclusive federal jurisdiction, the courts of the Southern District of New York).

          12.11  NO JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT.

          12.12  Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which when taken together shall constitute one and the same agreement.

          12.13  Regulatory Requirements. In the event that the regulatory requirements of any applicable Governmental Authority (including any new laws or regulations or interpretations of existing laws or regulations) prohibit or materially restrict the ability of the Parties to consummate the acquisition of the Company as contemplated, the Parties will revise the transaction as necessary to comply with such regulatory requirements while preserving to the greatest extent possible the intended economic consequences of the transaction.

(Signatures on Next Page)

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          IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

BUYER:

CHINAGROWTH NORTH ACQUISITION
CORPORATION

By:	/s/ SONG Xuesong

Name:	SONG Xuesong
Title:	Chairman of the Board

SELLERS:
Sound Winner Investments Limited		Newest Sino Holdings Limited

By:	/s/ CHEN Xiaoping	By:	/s/ CHEN Xiaoping

Name:	CHEN Xiaoping	Name:	CHEN Xiaoping
Title:	Director	Title:	Authorized Representative

Jolly Win Holdings Limited		Joy King Holdings Limited

By:	/s/ CHEN Xiaoping	By:	/s/ CHEN Xiaoping

Name:	CHEN Xiaoping	Name:	CHEN Xiaoping
Title:	Authorized Representative	Title:	Authorized Representative

Ocean Times Investments Limited		Wealth Creation Investments Limited

By:	/s/ FENG Hongyan	By:	/s/ FENG Hongyan

Name:	FENG Hongyan	Name:	FENG Hongyan
Title:	Director	Title:	Authorized Representative

Energetic Holdings Limited		ZHANG Qing

By:	/s/ FENG Hongyan	By:	/s/ FENG Hongyan

Name:	FENG Hongyan	Capacity:	Authorized Representative
Title:	Director

46

FOUNDERS:

CHEN Xiaoping	CHEN Bowen

By: /s/ CHEN Xiaoping	By: /s/ CHEN Xiaoping

Passport No: G27536725	Capacity: Authorized Representative

FENG Hongyan	FAN Zhiming

By: /s/ FENG Hongyan	By: /s/ CHEN Xiaoping

ID No.: 300810	Capacity: Authorized Representative

COMPANY GROUP:

UIB Group Limited (“UIB BVI”)	UIB Group Limited (“UIB HK”)

By: /s/ CHEN Xiaoping	By: /s/ CHEN Xiaoping

Name: CHEN Xiaoping	Name: CHEN Xiaoping

Title: Director	Title: Director

Beijing Xin Lian Hua You Consultancy Co., Ltd.	Beijing Union Insurance Broker Co., Ltd.

By: /s/ SUN Gang	By: /s/ CHEN Xiaoping

Name: SUN Gang	Name: CHEN Xiaoping

Title: Authorized Representative	Title: Chairman of the Board

47

EXHIBIT A-1

SELLERS

1. Sound Winner Investments Limited

Jurisdiction:	British Virgin Islands
Form of Entity :	Exempted Company
Date of Incorporation:	December 12, 2007
Authorized Capital:	US$50,000
Outstanding Capital:	US$1
Shareholders:	CHEN Xiaoping, 100%
Directors:	CHEN Xiaoping

2. Newest Sino Holdings Limited

Jurisdiction:	British Virgin Islands
Form of Entity :	Exempted Company
Date of Incorporation:	January 15, 2008
Authorized Capital:	US$50,000
Outstanding Capital:	US$1
Shareholders:	CHEN Bowen, 100%
Directors:	CHEN Bowen

3. Jolly Win Holdings Limited

Jurisdiction:	British Virgin Islands
Form of Entity :	Exempted Company
Date of Incorporation:	January 18, 2008
Authorized Capital:	US$50,000
Outstanding Capital:	US$1
Shareholders:	LI Xiaoji, 100%
Directors:	LI Xiaoji

4. Joy King Holdings Limited

Jurisdiction:	British Virgin Islands
Form of Entity :	Exempted Company
Date of Incorporation:	January 9, 2008
Authorized Capital:	US$50,000
Outstanding Capital:	US$1
Shareholders:	FAN Zhiming, 100%
Directors:	FAN Zhiming

5. Ocean Times Investments Limited

Jurisdiction:	British Virgin Islands
Form of Entity :	Exempted Company
Date of Incorporation:	January 2, 2008

Exibit A-1

Authorized Capital:	US$50,000
Outstanding Capital:	US$1
Shareholders:	FENG Hongyan, 100%
Directors:	FENG Hongyan

6. Energetic Holdings Limited

Jurisdiction:	British Virgin Islands
Form of Entity :	Exempted Company
Date of Incorporation:	January 2, 2008
Authorized Capital:	US$50,000
Outstanding Capital:	US$1
Shareholders:	FENG Hongyan, 100%
Directors:	FENG Hongyan

7. Wealth Creation Investments Limited

Jurisdiction:	British Virgin Islands
Form of Entity :	Exempted Company
Date of Incorporation:	December 13, 2007
Authorized Capital:	US$50,000
Outstanding Capital:	US$1
Shareholders:	FANG Fang, 100%
Directors:	FANG Fang

8. ZHANG Qing

Passport No:	P779603(3)
Nationality:	Hong Kong

Exibit A-1

EXHIBIT A-2

FOUNDERS

Name	ID/Passport Number	Nationality

CHEN Xiaoping	G27536725	China

CHEN Bowen	G17971980	China

FENG Hongyan	300810	Republic of Gambia

FAN Zhiming	G08295905	China

Exhibit A-2

EXHIBIT A-3

THE COMPANY GROUP

1. UIB Group Limited (the “Company” or “UIB BVI”)

Jurisdiction:	British Virgin Islands
Form of Entity:	Exempted Company
Date of Incorporation:	January 8, 2008
Authorized Capital:	US$50,000
Outstanding Capital:	US$50,000
Shareholders:	Sound Winner Investments Limited, 49%
Newest Sino Holdings Limited, 21%
Jolly Win Holdings Limited, 5%
Joy King Holdings Limited, 5%
Ocean Times Investments Limited, 14.91%
Energetic Holdings Limited, 2.73%
Wealth Creation Investments Limited, 2.16%
ZHANG Qing, 0.2%
Directors:	CHEN Xiaoping

2. UIB Group Limited (“UIB HK”, a Subsidiary of the Company)

Jurisdiction:	Hong Kong, China
Form of Entity:	Corporation
Date of Incorporation:	February 13, 2008
Authorized Capital:	HK$10,000
Outstanding Capital:	HK$10,000
Shareholders:	UIB Group Limited, a British Virgin Islands company, 100%
Directors:	CHEN Xiaoping

3. Beijing Xin Lian Hua You Consultancy Co., Ltd. (“WFOE”, a Subsidiary of the Company)

Jurisdiction:	China
Form of Entity:	Corporation
Date of Incorporation:	April 24, 2008
Address:	Room 2202, 3rd Unit, 69, West Beichen Road, Chaoyang
District, Beijing, China
Business Scope:	Investment Consultancy, Information Consultancy, Enterprise
Management Consultancy, Trademark Use Consultancy, Network
Technology Consultancy, Market Research, Organizing Culture
Communication Activities (except Performance Before Audience);
Operating Exhibition Activities.
Legal Representative:	SHOU Dongcheng
Registered Capital:	US$100,000
Contributed Capital:	None
Shareholders:	UIB Group Limited, a Hong Kong corporation, 100%
Term:	From April 24, 2008 to April 23, 2038
Directors:	SHOU Dongcheng

4. Beijing Union Insurance Broker Co., Ltd. (“UIB Beijing”, the Affiliated Broker of the Company)

Jurisdiction:	China
Form of Entity:	Corporation
Date of Incorporation:	September 28, 2001
Address:	Room 1906, 19 Floor, C Tower, No. 12 Yihe Sunshine
Building, East Tucheng Road, Chaoyang District, Beijing,
China
Business Scope:	Consultancy Services for Policy Holders Regarding
Prevention of Calamity and Damage, Risk Evaluation and Risk
Management; Establishing Insurance Blue Prints, Handling Insurance
Formalities for Policy Holders; Acting on Behalf of Policy Holders in
Handling Inspections and Claims; Claiming Compensation from
Insurers on Behalf of Insurants and Beneficiaries; Domestic
Reinsurance Business and International Reinsurance Business.
Legal Representative:	CHEN Xiaoping
Registered Capital:	RMB 50,000,000
Contributed Capital:	RMB 50,000,000
Registered Shareholders:	Beijing HuaTianLiHe Investment Management Co., Ltd., 75%
Shanghai TianShi Investment Co., Ltd., 20%
Beijing DianWei Investment Co., Ltd., 5%
Term:	From September 28, 2001 to September 27, 2021
Directors:	CHEN Xiao Ping, WANG Kai, ZHAO Huirong

EXHIBIT B
ALLOCATION OF PURCHASE PRICE

1.       Allocation of Cash Consideration

          At the Closing, all Cash Consideration shall be paid to Sound Winner Investments Limited.

2.       Allocation of Buyer Shares at the Closing

          At the Closing, the Sellers are entitled to an aggregate of 6,365,001 Buyer Shares under Section 1.2(b) of the Agreement, among which 4,773,751 Buyer Shares shall be issued at the Closing and allocated among the Sellers as set out below; the remaining 1,591,250 Buyer Shares (“Unissued Share Consideration”) shall be issued within the later of (1) the Closing Date or 15 days following the issuance of the audit report of the Company (or if the Closing occurs on or before December 31, 2008, the Surviving Company) for the fiscal year ending December 31, 2008, which shall be allocated among certain Sellers as set forth in this Exhibit B. Below is a summary of the ratio and number pursuant to which the 6,365,001 Buyer Shares issuable under Section 1.2(b) of the Agreement shall be allocated:

Sellers	Ratio	Number
Sound Winner Investments Limited	24%	1,527,600
Newest Sino Holdings Limited	21%	1,336,650
Jolly Win Holdings Limited	5%	318,250
Joy King Holdings Limited	5%	318,250
Ocean Times Investments Limited	14.91%	948,767
Energetic Holdings Limited	2.73%	173,765
Wealth Creation Investments Limited	2.16%	137,739
ZHANG Qing	0.2%	12,730
Unissued Share Consideration	25%	1,591,250

The ultimate recipients of the 1,591,250 Shares referred to above as “Unissued Share Consideration” shall have the same be “locked- up” period as other Buyers shares issuable under Section 1.2 and Section 1.3 of the Agreement, i.e. be subject to lockup for a one-year period starting from the Closing.

3.	Allocation of “Unissed Share Consideration” Shares, Additional Shares and Earn-out Shares

          (1)       If the After-Tax Profits, on a consolidated basis, of the Company (or if the Closing occurs on or before December 31, 2008, the Surviving Company) is less than RMB 110,000,000 for the fiscal year ending December 31, 2008

                     (a)      1,403,164 Shares of the Unissued Share Consideration will be released and disbursed to Ocean Times Investments Limited, and 172,173 Shares of the Unissued Share Consideration will be released and disbursed to Wealth Creation Investments Limited, and the remaining 15,913 Shares of the Unissued Share Consideration will be released and disbursed to ZHANG Qing; and

                     (b)      All of the Buyer Shares issuable under Section 1.2(c) and Section 1.3 of the Agreement shall be allocated among the Sellers according to the ratio set out below:

Sellers	Ratio
Sound Winner Investments Limited	24%
Newest Sino Holdings Limited	21%
Jolly Win Holdings Limited	5%
Joy King Holdings Limited	5%
Ocean Times Investments Limited	36.95%
Energetic Holdings Limited	2.73%
Wealth Creation Investments	4.87%
Limited
ZHANG Qing	0.45%

           (2)     If the Company (or if the Closing occurs on or before December 31, 2008, the Surviving Company), on a consolidated basis, achieves or exceeds the After-Tax Profits of RMB 110,000,000 (but less than RMB 154,000,000) for the fiscal year ending December 31, 2008,

                     (a)      636,500 Shares of the Unissued Share Consideration will be released and disbursed to Sound Winner Investments Limited, and 841,899 Shares of the Unissed Share Consideration will be released and disbursed to Ocean Times Investments Limited, and 103,304 Shares of the Unissued Share Consideration will be released and disbursed to Wealth Creation Investments Limited, and the remaining 9,548 Shares of the Unissued Share Consideration will be released and disbursed to ZHANG Qing; and

                     (b)      All of the Buyer Shares issuable under Section 1.2(c) and Section 1.3 of the Agreement shall be allocated among the Sellers according to the ratio set out below:

Sellers	Ratio
Sound Winner Investments Limited	34%
Newest Sino Holdings Limited	21%
Jolly Win Holdings Limited	5%
Joy King Holdings Limited	5%
Ocean Times Investments Limited	28.13%
Energetic Holdings Limited	2.73%
Wealth Creation Investments	3.79%
Limited
ZHANG Qing	0.35%

           (3)     If the Company (or if the Closing occurs on or before December 31, 2008, the Surviving Company), on a consolidated basis, achieves or exceeds the After-Tax Profits of RMB 154,000,000 (but less than RMB 198,000,000) for the fiscal year ending December 31, 2008,

                     (a)      1,082,050 Shares of the Unissued Share Consideration will be released and disbursed to Sound Winner Investments Limited, and 449,013 Shares of the Unissed Share Consideration will be released and disbursed to Ocean Times Investments Limited, and 55,095 Shares of the Unissued Share Consideration will be released and disbursed to Wealth Creation Investments Limited, and the remaining 5,092 Shares of the Unissued Share Consideration will be released and disbursed to ZHANG Qing; and

                     (b)      All of the Buyer Shares issuable under Section 1.2(c) and Section 1.3 of the Agreement shall be allocated among the Sellers according to the ratio set out below:

Sellers	Ratio
Sound Winner Investments Limited	41%
Newest Sino Holdings Limited	21%
Jolly Win Holdings Limited	5%
Joy King Holdings Limited	5%
Ocean Times Investments Limited	21.96%
Energetic Holdings Limited	2.73%
Wealth Creation Investments	3.03%
Limited
ZHANG Qing	0.28%

           (4)     If the Company (or if the Closing occurs on or before December 31, 2008, the Surviving Company), on a consolidated basis, achieves or exceeds the After-Tax Profits of RMB 198,000,000 for the fiscal year ending December 31, 2008,

                     (a)      All of the Shares of the Unissued Share Consideration will be released and disbursed to Sound Winner Investments Limited; and

                     (b)      All of the Buyer Shares issuable under Section 1.2(c) and Section 1.3 of the Agreement shall be allocated among the Sellers according to the ratio set out below:

Sellers	Ratio
Sound Winner Investments Limited	49%
Newest Sino Holdings Limited	21%
Jolly Win Holdings Limited	5%
Joy King Holdings Limited	5%
Ocean Times Investments Limited	14.91%
Energetic Holdings Limited	2.73%
Wealth Creation Investments	2.16%
Limited
ZHANG Qing	0.2%

EXHIBIT C

DISCLOSURE SCHEDULE

EXHIBIT D

ENGLISH TRANSLATION OF SERVICE AGREEMENT

This agreement (this “Agreement”) is entered into on May 17, 2008 by and between:

(1)

Beijing Xin Lian Hua You Consultancy Co., Ltd (hereinafter referred to as “Xin Lian Hua You”) , a wholly foreign owned enterprise with limited liability which is incorporated and established in Beijing China, with its registered address at Room 2202, 3rd Unit, 69, West Beichen Road, Chaoyang District, Beijing; and

(2)

Beijing Union Insurance Broker Co., Ltd (hereinafter referred to as “UIB”) , a limited liability company incorporated and established in Beijing China, with its registered address at Room 1906, 19th floor, C, Yihe Yangguang Plaza, 12, East Tucheng Road, Beijing.

Xin Lian Hua You and UIB are individually referred to as a “Party” and collectively referred to as the “Parties”.

Whereas :

A

Xin Lian Hua You is an enterprise primarily providing consulting services, management services, business consulting and network technology services and possessing the relevant business experience and resources.

B	UIB is an enterprise providing insurance brokerage services.

C

In accordance with the terms and conditions of this Agreement, UIB wishes to entrust Xin Lian Hua You to provide the services set forth under this Agreement, Xin Lian Hua You agrees to provide such services to UIB.

Therefore, after friendly negotiations between the Parties, the Parties have reached the following agreement:

1. Definitions and Interpretations

1.1	Except as otherwise required by the context, when used in this Agreement, these terms shall have the following meanings:

“This Agreement”	refers to the main body of this Agreement and its annexes (if any) ;

“Date of signature”	refers to the date of execution of this Agreement as written above;

“Business of UIB”	refers to the insurance broker business carried out by UIB and other business that could be carried out by UIB ;

“Service”	refers to the service provided by Xin Lian Hua You to UIB in accordance with Article 2 of this Agreement ;

“Term of Service”	refers to the time limit during which Xin Lian Hua You shall provide the service to UIB as provided for under Article 3 of this Agreement;

“Service Fees”	refers to the fees to be paid by UIB to Xin Lian Hua You as provided for under Article 4 of this Agreement;

“RMB”	refers to the legal currency of China;

“Working Day”	refers to any day except Saturday, Sunday, official holidays or the date on which the banks in China are closed;

“China”	refers to the People’s Republic of China, excluding (as far as this Agreement is concerned) the Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan;

“Chinese Law”
refers to the laws, regulations, rules or other binding documents which are currently in effect in China, as well as the Chinese laws, regulations, rules or other binding documents which are implemented from time to time in the future.

2.	Scope of Services

2.1	Xin Lian Hua You agrees to provide, in accordance with the Agreement and during the Term of Service, the following services to UIB:

	(a)	Conducting the market research and providing marketing-related consulting services to UIB;

	(b)	Providing the consulting service and support with regard to the development of new insurance products;

(c)

Providing the consulting service and support with regard to the labor and employment matters of UIB, including but not limited to the design and implementation of the training and evaluation programs for UIB’s business personnel, administrative personnel and management personnel, assisting in the establishment of a sound human resource management system and proper allocation of human resources;

	(d)	Providing management-related consulting service and support and assisting UIB in the introduction of advanced management concept and models;

(e)	Providing the telephone call center services and technical support consulting services, as needed by UIB;

(f)	Providing the consulting services relating to customer data collection and statistical analysis and the construction and maintenance of relevant databases, as needed by UIB;

(g)	Providing the services for the construction and maintenance of the information networks and the network security services;

(h)	Providing the software and relevant technical support services as needed by UIB;

(i)	Such other services as may be agreed between UIB and Xin Lian Hua You.

3.	Term of Service

3.1

The Term of Service during which Xin Lian Hua You shall provide the Services is ten (10) years, starting from the execution date hereof, which shall automatically renew for successive ten (10) year periods, unless Xin Lian Hua You notifies UIB of its intention not to renew at least ninety (90) days prior to the expiration of the initial or renewal Term of Service.

4.	Service Fees

4.1

UIB agrees to pay the Service Fees for the Services provided by Xin Lian Hua You in accordance with the terms of this Agreement. The Service Fees shall be calculated based on the market price in light of the particulars of the Services provided by Xin Lian Hua You and the timing of such Services.

4.2	UIB shall timely pay the Service Fees to Xin Lian Hua You in the manner and at the time designated by Xin Lian Hua You.

5.	Representations, Warranties and Covenants of the Parties

5.1	Each Party represents and warrants to the other Party that as of the execution date of this Agreement:

(a)

Such Party is an entity with legal person status, duly organized and validly existing, and has the full power and authority to enter into this Agreement and to perform its obligations hereunder. All action, corporate or otherwise, necessary to be taken by the board of directors or comparable governing body of such Party to authorize the execution, delivery and performance of this Agreement has been duly and validly taken. This Agreement, when executed and delivered, will constitute the valid and binding obligations of such Party, enforceable against such Party in accordance with its terms;

(b)

The execution, delivery and performance of this Agreement by such Party will not (i) conflict with, result in a breach or violation of or constitute (or with notice or lapse of time or both constitute) a default under, (A) the business license, articles of association, permits, government approval for its incorporation, agreements concerning its incorporation or any other charter documents of such Party, or (B) any Chinese Laws or other laws and regulations to or by which such party is subject or bound, or (C) any contracts or other documents to which such Party is a party or to or by which it (or any of its properties or assets) is subject or bound; (ii) result in the creation of, or give any person the right to create, any lien or encumbrance upon the assets of such Party; (iii) terminate or modify, or give any third party the right to terminate or modify, the provisions or terms of any contracts or other documents to which such Party is a party or to or by which it (or any of its properties or assets) is subject or bound; or (iv) result in any suspension, revocation, impairment, forfeiture or nonrenewal of any permits applicable to such Party;

(c)

No lawsuit, arbitration or other judicial or administrative proceeding is pending that would affect such Paty’s ability to perform its obligations under this Agreement, and to its knowledge, no such proceeding is threatened; and

(d)

Such Party has disclosed to the other Party all contracts, government approvals, permits or other documents to which such party is a party or to or by which it (or any of its properties, assets or business) is subject or bound, which may have a material adverse effect on its ability to fully perform its obligations under this Agreement, and the documents provided by such Party to the other Party does not contain any inaccurate statement of or omit to state any material fact.

5.2	UIB further covenants to Xin Lian Hua You that is shall:

	(a)	Pay the Service Fees in a timely manner to Xin Lian Hua You in accordance with the terms of this Agreement.

	(b)	During the Term of Service :

		(i)	Continuously maintain the validity of its business licenses, permits and qualifications; and

		(ii)	Actively cooperate with Xin Lian Hua You in the provision of the Services, adopt the reasonable advice and proposals presented by Xin Lian Hua You for UIB’s business.

5.3

During the Term of Service, without the prior written consent of Xin Lian Hua You, UIB shall not accept any services provided by any party other than Xin Lian Hua You, which are identical or similar to the Services under Article 2.1 of this Agreement.

5.4	Each Party warrants to the other Party that such Party shall sign all documents, and take all actions, that are necessary and appropriate in order to perform and achieve the purpose of this Agreement.

6.	Other Fees

6.1

Except as otherwise provided herein, each Party shall be separately responsible for the fees and expenses incurred by such Party in connection with the drafting, negotiation, execution and performance of this Agreement.

7.	Confidentiality

7.1

Prior to and during the term of this Agreement, a Party (“Disclosing Party”) may have disclosed or may disclose certain confidential information to the other Party (“Recipient”) from time to time. The Recipient shall keep confidential such confidential information and shall not use such confidential information for any purposes other than those specifically provided for under this Agreement. The foregoing confidentiality obligation shall not apply to the information: (a) that was already in the Recipient’s possession prior to such disclosure, as demonstrated by documentation prepared prior to such disclosure; (b) that has entered the public domain through no breach of this Agreement by the Recipient; and (c) that was obtained by the Recipient from a third party who did not commit a breach of confidence with respect to such information.

7.2	The confidentiality obligations set forth above shall continue and survive the termination of this Agreement.

8.	Force Majeure

8.1

“Force Majeure” shall mean the unforeseeable, unavoidable and insurmountable events which prevent a Party from partially or fully performing this Agreement. Such events include but are not limited to earthquakes, typhoons, floods, fires, wars, strikes, riots, governmental acts, change to laws and regulations or their application.

8.2

If an event of Force Majeure occurs, the obligation of the impacted Party shall forthwith suspend during the period of delay caused by such Force Majeure, the performacne period of the impacted Party shall be extended for a period of equal length, and no penalty or liablity shall be imposed upon the impacted Party. If an event of Force Majeure occurs, the Parties shall immediately negotiate to seek a fair solution and make all reasonable efforts to minimize the impact of the Force Majeure.

9.	Liabilities for Breach of Contract

9.1	Except as otherwise provided herein, if a Party (“Party in Breach”) fails to perform a certain obligation hereunder or otherwise breaches this Agreement, the other Parties (“Harmed Party”) may:

(a) Serve a written notice to the Party in Breach stating the nature and scope of the breach and demanding the Party in Breach to cure such breach at its own expense within a reasonable period of time as specified therein (“Cure Period”) (which shall not be available if any representation or warranty made by the Party in Breach under Article 7 is untrue or inaccurate at the time when it was made); and

(b)

If the Party in Breach fails to cure the breach during the Cure Period (or if there is no Cure Period, then at any time after such breach), the Harmed Party is entitled to demand that the Party in Breach assume all liabilities resulting therefrom, and compensate the Harmed Party for all economic losses actually incurred by the Harmed Party in connection therewith, including, without limitation, all attorneys’ fees and litigation and arbitration expenses relating thereto. The Harmed Party shall also be entitled to request that the court or arbitration panel order specific performance and/or compulsory enforcement of this Agreement. The remedies provided hereunder to the Harmed Party shall not affect the right of the Harmed Party to seek any other remedy provided by law.

10.	Effectiveness

10.1	This Agreement shall come into force from the execution date hereof.

11.	Governing Law and Settlement of Dispute

11.1	The validity, interpretation, performance and resolution of dispute of this Agreement shall be governed by Chinese Laws.

11.2

All the disputes arising out of the execution and performance of this Agreement shall be resolved through friendly negotiations. In the event that any dispute is not resolved by friendly consultations within thirty (30) days after the date such dispute arises, either Party may submit the dispute to China International Economic and Trade Arbitration Commission for arbitration in Beijing in accordance with its arbitration rules then in force. The arbitration award shall be final and binding on both Parties.

11.3	Except for the matters in dispute, the Parties shall continue to perform the other provisions of this Agreement pending the resolution of the dispute.

12.	Miscellaneous Provisions

12.1

During the Service Term under this Agreement, without the prior written consent of the other Party, neither Party shall partially or fully transfer its rights and obligations under this Agreement to a third party, provided that Hua Tian Li He may transfer all or any of its rights and/or obligations hereunder to any of its affiliates.

12.2

If, in accordance with Chinese Law, any provision under this Agreement becomes invalid, illegal or unenforceable, all other provisions of this Agreement shall remain in full force and effect. When any provision is determined to be invalid, illegal or unenforceable, the Parties to this Agreement shall negotiate in good faith to amend this Agreement and achieve, in a mutually acceptable method and to the extent possible, the original purpose of the Parties .

12.3

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior consultations, negotiations and agreements among the Parties with respect to such subject matter.

12.4

A Party’s failure to exercise or delay in exercising a certain right hereunder shall not constitute a waiver thereof, and the exercise or partial exercise of a certain right by a Party shall not preclude such Party from exercising such right in the future.

12.5	This Agreement shall be binding on the Parties and their lawful successors and assignees.

12.6	Headings of all paragraphs are for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.

12.7	Unless otherwise provided in this Agreement, references to “Articles”, “Paragraphs” and “Annexes” are references to “Articles”, “Paragraphs” and “Annexes” hereof.

12.8

Any notice or written letter (including but not limited to the written letter or notice under this Agreement) served by a Party to the other Party shall be sent via mail pr facsimile in a timely manner. A notice or written letter, if sent via mail, shall be deemed received as of the 3rd Working Day after the date of delivery, and, if sent via facsimile, shall be deemed to received as of the first Working Day after the date of delivery. All notices and letters shall be sent to the following address, unless a Party informs the other Party in writing of a change to such address.

To Xin Lian Hua You
Contact person:	SHOU Dongcheng
Address:	Room 2202, 3rd Unit, 69, West Beichen Road, Chaoyang District,
Beijing, China 100029
Fax::	(86-10) 64489596

To UIB
Contact person:	CHEN Xiaoping
Address:	Room 1906, 19th floor, C, Yihe Yangguang Plaza, 12, East
Tucheng Road, Beijing, China 100013
Fax:	(86-10) 64489408

12.9	The Parties may execute supplementary agreements in relation to this Agreement and relevant affairs.

12.10	This Agreement is written in the Chinese language in two original copies, one for each Party. The Parties may execute duplicate copies of this Agreement.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

Beijing Xin Lian Hua You Consultancy Co., Ltd

By:       /s/ SUN Gang
Name: SUN Gang
Title: Authorized Representative

Beijing Union Insurance Broker Co., Ltd

By: /s/ CHEN Xiaoping
Name: CHEN Xiaoping
Title: Chairman of the Board

EXHIBIT E

ENGLISH TRANSLATION OF EQUITY PLEDGE AGREEMENT

This agreement (this “Agreement”) is entered into on May 24, 2008 by and among:

(1)

Beijing Xin Lian Hua You Consultancy Co., Ltd (hereinafter referred to as “Xin Lian Hua You”) , a wholly foreign owned enterprise with limited liability which is incorporated and established in Beijing China, with its registered address at Room 2202, 3rd Unit, 69, West Beichen Road, Chaoyang District, Beijing;

(2)

Beijing Hua Tian Li He Investment and Management Co., Ltd (hereinafter referred to as “Hua Tian Li He”) , a limited liability company incorporated and established in Beijing, China, with its registered address at Industrial Zone, Ma Fang Town, Ping Gu District, Beijing ;

(3)

Shanghai Tian Shi Investment Co., Ltd (hereinafter referred to as “Tian Shi”) , a limited liability company incorporated and established in Shanghai, China, with its registered address at Room 101, 400, Pu Dian Road, Pudong District, Shanghai;

(4)

Beijing Dian Wei Investment Co., Ltd (hereinafter referred to as “Dian Wei”) , a limited liability company incorporated and established in Beijing, China, with its registered address at Room B1707, Fukai Plaza, 19, Financial Street, Xicheng District, Beijing; Hua Tian Li He, Tian Shi and Dian Wei are collectively referred to as the “Shareholders” and individually as a “Shareholder”)

(5)

Beijing Union Insurance Broker Co., Ltd (hereinafter referred to as “UIB”) , a limited liability company incorporated and established in Beijing China, with its registered address at Room 1906, 19th floor, C, Yihe Yangguang Plaza, 12, East Tucheng Road, Beijing.

Xin Lian Hua You, the Shareholders and UIB are individually referred to as a“Party” and collectively referred to as the “Parties”.

Whereas :

A.	Hua Tian Li He, Tian Shi and Dian Wei are the shareholders of the UIB, holding 75%, 20% and 5% of the equity interests of UIB respectively.

B.	On May 17, 2008, Xin Lian Hua You and UIB entered into the Service Agreement (together with any supplements or amendments thereof, the “Service Agreement”).

C.	On May 24, 2008, Xin Lian Hua You, the Shareholders and UIB entered into the Voting Rights Proxy Agreement (the “Proxy Agreement”).

D.

On May 24, 2008, Xin Lian Hua You, the Shareholders and UIB entered into the Exclusive Purchase Option Agreement (the “Option Agreement”) (the Service Agreement, Proxy Agreement, Option Agreement and this Agreement are collectively referred to as “Transaction Documents”).

E.

Each Shareholder agrees to pledge 100% of the equity interests of UIB it holds to Xin Lian Hua You, as a security for the performance of all the Contract Obligations (as defined in Article 1.1); Xin Lian Hua You agrees to accept such equity pledge provided by the Shareholders.

Therefore, the Parties have reached the following agreement:

1.	Pledge

1.1

Each Shareholder herby pledges 100% of the equity interest of UIB (hereinafter referred to as “Pledged Equity”) held by such Shareholder to Xin Lian Hua You, to secure the full and complete performance of Contract Obligations. The “Contract Obligations” as used in this Agreement shall mean all contractual obligations and liabilities on the part of the Shareholders under Proxy Agreement, Option Agreement and this Agreement, and all contractual obligations and liabilities on the part of UIB under the Transaction Documents.

1.2

The security provided by way of pledge of the Pledged Equity shall cover all service fees and its interests, liquidated damages (if any), compensation under the Transaction Documents to which Xin Lian Hua You is entitled and all fees and expenses incurred in connection with the enforcement of the right as the pledgee (including but not limited to the attorneys fees, arbitration fees, and the appraisal and auction fees for the Pledged Equity).

1.3

The Shareholders and UIB agree to register, within 3 days after the execution of this Agreement, the pledge of the Pledged Equity as provided hereunder on the shareholder’s list of UIB, and send the original of such shareholder’s list to Xin Lian Hua You.

1.4

The Shareholders and UIB agree to use their best efforts to complete the registration of the pledge provided hereunder with the industrial and commercial administrative authority and to use their best efforts to maintain the validity of the pledge registration.

2.    Exercise of the Pledgee’s Right

2.1

In the event of any breach or default of Contract Obligations, Xin Lian Hua You shall be entitled to dispose of all or any part of the Pledged Equity held by any Shareholder (whether or not such Shareholder has breached Contractual Obligations), and shall have the priority to receive from the proceeds of such disposal the fees and expenses as provided under Article 1.2.

2.2	The Shareholders shall not interfere with Xin Lian Hua You’s exercise of the pledgee’s rights in accordance with the foregoing provisions of this Agreement and shall actively provide necessary assistance to Xin Lian Hua You for the successful exercise of the pledgee’s rights.

2.3

If the proceeds from the disposal of the Pledged Equity pursuant to Article 2.1 are insufficient to pay all the fees and expenses provided under Article 1.2, the Shareholders have the obligation to pay the remaining amount, and any proceeds remaining after the payment of all of the fees and expenses provided under Article 1.2 shall be returned to the Shareholders.

3.   Proceeds of the Pledged Equity

3.1

During the term of this Agreement, Xin Lian Hua You shall be entitled to receive all proceeds (if any) resulting from the Pledged Equity, including but not limited to the bonus, dividend and other returns on the Pledged Equity.

4.   Representations, Warranties and Undertakings

4.1	Each Shareholder represents, warrants and undertakes to Xin Lian Hua You as follows :

	(1)	The Shareholders has full power and authority to enter into this Agreement and to perform its obligations hereunder; from the execution date, this Agreement will be binding upon such Shareholder;

(2)

The Shareholder is the lawful holder of the Pledged Equity, has the right to pledge the Pledged Equity to Xin Lian Hua You; Xin Lian Hua You will not face any obstacle from a legal or practical perspective in its exercise of the pledgee’s rights.

(3)

The execution, delivery and performance of the agreement by each of the Shareholders will not (i) conflict with, result in a breach or violation of or constitute (or with notice or lapse of time or both constitute) a default under, (A) the business license, articles of association, permits, government approval for its incorporation, agreements concerning its incorporation or any other charter documents of such Shareholder, or (B) any laws and regulations to or by which such Shareholder is subject or bound, or (C) any contracts or other documents to which such Shareholder is a party or to or by which it (or any of its properties or assets) is subject or bound; (ii) result in the creation of, or give any person the right to create, any lien upon the assets of such Shareholder; (iii) terminate or modify, or give any third party the right to terminate or modify, the provisions or terms of any contracts or other documents to which such Shareholder is a party or to or by which it (or any of its properties or assets) is subject or bound; or (iv) result in any suspension, revocation, impairment, forfeiture or nonrenewal of any permits applicable to such Shareholder.

	(4)	At the date this Agreement becomes effective, the Pledged Equity is not subject to any mortgage, pledge or security interest in any other form, priority right, statutory lien, property preservation measure, quarantine, trusteeship, leasing right, options or encumbrances in other form (collectively referred to as “Encumbrances”).

(5)	Without the prior written consent of Xin Lian Hua You, the Shareholders shall not:

	(a)	Transfer or otherwise dispose of the Pledged Equity;

	(b)	Directly or indirectly cause or permit the existence of any Encumbrance on the Pledged Equity.

(6)

Without the prior written consent of Xin Lian Hua You, the Shareholders shall not take any action which leads or may lead to the reduction of the value of the Pledged Equity or impairs the validity of the pledge under this Agreement. The Shareholders further warrants that during the term of this Agreement, the operations of UIB comply in all material respects with the requirements of Chinese law and the Shareholders will maintain the validity of all business licenses, permits authorizations and qualifications of UIB.

(7)

If Xin Lian Hua You needs any legal documents such as relevant certificates, licenses, permits and authorizations in order to dispose of the Pledged Equity in accordance with this Agreement, the Shareholders shall unconditionally provide or cause to be provided such documents and shall facilitate such disposal of the Pledged Equity. The Shareholders covenant that, if the Pledged Equity is to be transferred to Xin Lian Hua You or its designated beneficiary, the Shareholders and/or UIB will unconditionally perform all formalities as required by laws to ensure that Xin Lian Hua You or its designated beneficiary lawfully obtains the equity interests of UIB, including but not limited to issuing the relevant certificates, executing the equity transfer agreement and other relevant documents.

5.   Effectiveness

5.1     This Agreement shall come into force from the execution date of this Agreement.

6.   Liabilities for Breach of Contract

6.1	Except as otherwise provided herein, if a Party (“Party in Breach”) fails to perform a certain obligation hereunder or otherwise breaches this Agreement, the other Parties (“Harmed Party”) may:

(1)

Serve a written notice to the Party in Breach stating the nature and scope of the breach and demanding the Party in Breach to cure such breach at its own expense within a reasonable period of time as specified therein (“Cure Period”); and

(2)

If the Party in Breach fails to cure the breach during the Cure Period, the Harmed Party is entitled to demand that the Party in Breach assume all liabilities resulting therefrom, and compensate the Harmed Party for all economic losses actually incurred by the Harmed Party in connection therewith, including, without limitation, all attorneys’ fees and litigation and arbitration expenses relating thereto. The Harmed Party shall also be entitled to request that the court or arbitration panel order specific performance and/or compulsory enforcement of this Agreement. The remedies provided hereunder to the Harmed Party shall not affect the right of the Harmed Party to seek any other remedy provided by law.

7.	Governing Law and Settlement of Disputes

7.1	The execution, effectiveness, interpretation and resolution of disputes of this Agreement shall be governed by PRC law.

7.2

All the disputes arising out of the execution and performance of this Agreement shall be resolved through friendly negotiations. In the event that any dispute is not resolved by friendly consultations within thirty (30) days after the date such dispute arises, any Party may submit such dispute to China International Economic and Trade Arbitration Commission for arbitration in Beijing in accordance with its arbitration rules then in force. The arbitration award shall be final and binding on the Parties.

7.3	Except for the matters in dispute, the Parties shall continue to perform the other provisions of this Agreement pending the resolution of the dispute.

8.	Confidentiality

8.1

Prior to and during the term of this Agreement, a Party (“Disclosing Party”) may have disclosed or may disclose certain confidential information to the other Party (“Recipient”) from time to time. The Recipient shall keep confidential such confidential information and shall not use such confidential information for any purposes other than those specifically provided for under this Agreement. The foregoing confidentiality obligation shall not apply to the information: (a) that was already in the Recipient’s possession prior to such disclosure, as demonstrated by documentation prepared prior to such disclosure; (b) that has entered the public domain through no breach of this Agreement by the Recipient; and (c) that was obtained by the Recipient from a third party who did not commit a breach of confidence with respect to such information.

8.2	The confidentiality obligations set forth above shall continue and survive the termination of this Agreement.

9.	Force Majeure

9.1

“Force Majeure” shall mean the unforeseeable, unavoidable and insurmountable events which prevent a Party from partially or fully performing this Agreement. Such events include but are not limited to earthquakes, typhoons, floods, fires, wars, strikes, riots, governmental acts, change to laws and regulations or their application.

9.2	If an event of Force Majeure occurs, the obligation of the impacted Party shall forthwith suspend during the period of delay caused by such Force Majeure, the performacne period of the impacted Party shall be extended for a period of equal length, and no penalty or liablity shall be imposed upon the impacted Party. If an event of Force Majeure occurs, the Parties shall immediately negotiate to seek a fair solution and make all reasonable efforts to minimize the impact of the Force Majeure.

10.	Miscellaneous Provisions

10.1	After this Agreement becomes effective, without the written consent of all the Parties, no Party shall unilaterally amend or modify this Agreement.

10.2

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior consultations, negotiations and agreements among the Parties with respect to such subject matter.

10.3

A Party’s failure to exercise or delay in exercising a certain right hereunder shall not constitute a waiver thereof, and the exercise or partial exercise of a certain right by a Party shall not preclude such Party from exercising such right in the future.

10.4

During the term of this Agreement, no Party shall transfer part or all of its rights or obligations hereunder to any third party without the prior written consent of the other Parties, provided that Xin Lian Hua You may transfer all or any of its rights and/or obligations hereunder. This Agreement shall be binding on the Parties and their lawful successors and assignees.

10.5	Headings of all paragraphs are for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.

10.6	Unless otherwise provided, references to “Articles”, “Paragraphs” and “Annexes” are references to “Articles”, “Paragraphs” and “Annexes” of this Agreement.

10.7

Any notice or written letter (including but not limited to the written letter or notice under this Agreement) served by a Party to the other Party shall be sent via mail pr facsimile in a timely manner. A notice or written letter, if sent via mail, shall be deemed received as of the 3rd Working Day after the date of delivery, and, if sent via facsimile, shall be deemed to received as of the first Working Day after the date of delivery. All notices and letters shall be sent to the following address, unless a Party informs the other Party in writing of a change to such address.

To Xin Lian Hua You
Contact person:	SHOU Dongcheng
Address:	Room 2202, 3rd Unit, 69, West Beichen Road, Chaoyang District,
Beijing, China 100029
Fax::	(86-10) 64489596

To the Shareholders
Address:	Room 1906, 19th floor, C, Yihe Yangguang Plaza, 12, East

Tucheng Road, Beijing, China 100013
Fax:	(86-10) 64489408

To UIB
Contact person:	CHEN Xiaoping
Address:	Room 1906, 19th floor, C, Yihe Yangguang Plaza, 12, East
Tucheng Road, Beijing, China 100013
Fax:	(86-10) 64489408

10.8	This Agreement is written in the Chinese language in five original copies, one for each Party. The Parties may execute duplicate copies of this Agreement.

(The remainder of this page is intentionally left blank.)

[This page is the signature page of the “Equity Pledge Agreement”]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

Beijing Xin Lian Hua You Consulting Co., Ltd

By:       /s/ SUN Gang
Name: SUN Gang
Title: Authorized Representative

Beijing Hua Tian Li He Investment and Management Co., Ltd

By:       /s/ CHEN Xiaoping
Name: CHEN Xiaoping
Title: Chairman of the Board

Shanghai Tian Shi Investment Co., Ltd

By:       /s/ FENG Hongyan
Name: FENG Hongyan
Title: Authorized Representative

Beijing Dian Wei Investment Co., Ltd

By:    /s/ CHEN Xiaoping
Name: CHEN Xiaoping
Title: Authorized Representative

Beijing Union Insurance Broker Co., Ltd

By:    /s/ CHEN Xiaoping
Name: CHEN Xiaoping
Title: Chairman of the Board

EXHIBIT F

ENGLISH TRANSLATION
OF
EXCLUSIVE PURCHASE OPTION AGREEMENT

This agreement (this “Agreement”) is entered into on May 24, 2008 by and among:

(1)

Beijing Xin Lian Hua You Consultancy Co., Ltd. (hereinafter referred to as “Xin Lian Hua You”) , a wholly foreign owned enterprise with limited liability which is incorporated and established in Beijing China, with its registered address at Room 2202, 3rd Unit, 69, West Beichen Road, Chaoyang District, Beijing;

(2)

Beijing Hua Tian Li He Investment Management Co., Ltd.(hereinafter referred to as “Hua Tian Li He”), a limited liability company incorporated and established in Beijing, China, with its registered address at Industrial Zone, Ma Fang Town, Ping Gu District, Beijing;

(3)

Shanghai Tian Shi Investment Co, Ltd. (hereinafter referred to as “Tian Shi”), a limited liability company incorporated and established in Shanghai, China, with its registered address at Room 101, 400, Pu Dian Road, Pudong District, Shanghai;

(4)

Beijing Dian Wei Investment Co., Ltd. (hereinafter referred to as “ Dian Wei”), a limited liability company incorporated and established in Beijing, China, with its registered address at Room B1707, Fukai Plaza, 19, Financial Street, Xicheng District, Beijing; (Hua Tian Li He, Tian Shi and Dian Wei are collectively referred to as “Shareholders” and individually as a “Shareholder”)

(5)

Beijing Union Insurance Broker Co., Ltd (hereinafter referred to as “UIB”), a limited liability company incorporated and established in Beijing China, with its registered address at Room 1906, 19th floor, C, Yihe Yangguang Plaza, 12, East Tucheng Road, Beijing.

Xin Lian Hua You, the Shareholders and UIB are individually referred to as a “Party” and collectively referred to as the “Parties”.

Whereas:

A.	Hua Tian Li He, Tian Shi and Dian Wei are the shareholders of the UIB, holding 75%, 20% and 5% of the equity interest of UIB respectively.

B.	On May 17, 2008, Xin Lian Hua You and UIB entered into the Service Agreement (together with any supplement or amendment thereto, hereinafter referred to as “Service Agreement”).

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C.

On May 24, 2008, Xin Lian Hua You, the Shareholders and UIB executed an Equity Pledge Agreement (hereinafter referred to as the “Equity Pledge Agreement”), pursuant to which the Shareholders agree to pledge all equity interests of UIB they hold to Xin Lian Hua You.

Therefore, the Parties have reached the following agreement :

1.           Grant of Rights

1.1

Each Shareholder hereby irrevocably grants Xin Lian Hua You a right (“Equity Purchase Right”), pursuant to which, to the extent permitted by Chinese law (including any laws, regulations, rules, notices, interpretations and any other binding document promulgated by any central or local legislative, administrative or judicial authorities, whether prior to or after the execution of this Agreement, “Chinese Law”), during the term of this Agreement, Xin Lian Hua You may from time to time purchase or designate one person or several persons (“Designated Persons”) to purchase from such Shareholder all or part of UIB’s equity interests (“Purchased Equity Interests”) held by such Shareholder for the price set forth in Article 3 hereof, in accordance with such exercise procedures as may be determined by Xin Lian Hua You in its discretion).

1.2

Without Xin Lian Hua You’s prior written consent, the Shareholder shall not sell, transfer or otherwise dispose of, or grant any third party the right to purchase, all or any part of Purchased Equity Interests. UIB hereby consents to the grant of the Equity Purchase Right by the Shareholders to Xin Lian Hua You. The term “Person” as used in this Agreement shall include natural persons, legal persons or other non legal person entities.

2.            Exercise of Rights

2.1

Xin Lian Hua You shall exercise its Equity Purchase Right in accordance with the Chinese Law. Xin Lian Hua You is entitled to decide, at its sole discretion, the time, method and frequency with respect to the exercise of the Equity Purchase Right.

2.2

If Xin Lian Hua You exercises its Equity Purchase Right, in order to ensure the equity transfer in full compliance, substantively and procedurally, with this Agreement and relevant laws, the Shareholders and UIB covenant to jointly or individually take the following actions:

	(1)	Xin Lian Hua You shall send a notice to the Shareholders and UIB (“Equity Purchase Notice”) in the form and substance as set forth in Annex A.

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(2)

Within 7 business days after the receipt of the Equity Purchase Notice by the Shareholders and UIB, the Shareholders and UIB shall prepare and execute all the necessary documents relating to the transfer of the Purchased Equity Interests. If necessary, the Shareholders and UIB shall execute an Equity Transfer Agreement in the form as set forth in Annex B (“Equity Transfer Agreement”), or in the form and substance as otherwise required by Chinese Law and regulations. Each of the Shareholders shall execute and deliver to Xin Lian Hua You a power of attorney in the form and substance as set forth in Annex C, authorizing the Persons designated by Xin Lian Hua You as a representative of such Shareholder to execute and deliver the Equity Transfer Agreement and such other documents as provided for under this Agreement.

(3)

Unless the Parties agree otherwise, the closing of the transfer of the Purchased Equity Interests shall not be later than the fifteenth business day after the receipt of the Equity Purchase Notice by the Shareholders and UIB.

(4)

The Shareholders and UIB shall take all necessary actions to go through and accomplish without delay the approval and registration procedures necessary to effectively register the Purchased Equity Interests under Xin Lian Hua You’s name.

(5)

The Shareholders and UIB shall take all necessary actions to ensure that the transfer of the Purchased Equity Interests is not interfered with, either substantively or procedurally. Apart from the conditions expressly set forth under this Agreement, the Shareholders and UIB shall not set up any barriers or impose any restrictive conditions for the transfer of the Purchased Equity Interests.

3. Transfer Price

3.1

If the time of Xin Lian Hua You exercising the Equity Purchase Right, the purchase price for the Purchased Equity Interests shall be the lowest price permitted under Chinese Law at the time of such purchase.

3.2

All taxes, fees and expenses incurred in connection with the transfer of the Purchased Equity Interests shall be the responsibility of the respective Parties in accordance with the requirements of Chinese Law.

4. Representations and Warranties

4.1     UIB hereby represents and warrants that,

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(1)

Without Xin Lian Hua You’s prior written consent, it shall not supplement or amend or modify its articles of association in any manner, nor shall it increase or decrease its registered capital or change the structure of the registered capital in any manner;

	(2)	It will maintain its existence, prudently and effectively conduct its business operations according to good financial and business standards and practices;

(3)

Without Xin Lian Hua You’s prior written consent, it shall not transfer, mortgage or otherwise dispose of the lawful rights and interests to any assets, business or revenues of UIB at any time after the execution date hereof, nor shall it permit the existence of any security interest over such rights and interests;

(4)

It shall not incur or allow UIB to incur any liabilities, except (i) those liabilities incurred in the ordinary course of business (but not through loan), and (ii) those liabilities that have been disclosed to Xin Hua Lian You and agreed to by Xin Lian Hua You in writing;

	(5)	It shall operate the entire business in the ordinary course of business, maintain the value of the assets of UIB;

	(6)	Without Xin Lian Hua You’s prior written consent, it shall not provide any loans or any guarantee to any person;

	(7)	At Xin Lian Hua You’s request, it shall provide Xin Lian Hua You with all information regarding UIB’s business operation and financial condition;

	(8)	Without Xin Lian Hua You’s prior written consent, it shall not merge or enter into alliance with any Person, nor shall it acquire, or be acquired by, or invest in any Person;

(9)

Without Xin Lian Hua You’s prior written consent, it shall not distribute in any manner to the Shareholders any bonus, dividend or other returns from the equity interests of UIB held by the Shareholders.

4.2	The Shareholders undertake and warrant that:

(1)

Without Xin Lian Hua You’s prior written consent, at any time from the execution date of this Agreement, they shall not sell, transfer, mortgage or otherwise dispose of any equity interests of UIB it holds, nor shall it permit the existence of any encumbrances on such rights and interests;

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(2)

Without Xin Lian Hua You’s prior written consent, they shall not approve the joint venture or alliance of UIB with any person, or its merger or acquisition of or by any person, or investment in any Person;

	(3)	they shall vote at the shareholders’ meeting of UIB to approve the transfer of the Purchased Equity Interests provided for under the agreement;

(4)

Prior to the transfer of the equity interests to Xin Lian Hua You, in order to maintain the ownership of the equity interests, they undertake to execute all documents, take all actions, make all claims to third parties, and defend all claims by third parties, as are necessary or appropriate to maintain the ownership of the equity interests;

	(5)	Upon request by Xin Lian Hua You, they shall nominate or appoint the persons appointed by Xin Lian Hua You as directors and senior management of UIB;

(6)

At the request of Xin Lian Hua You at any time, they shall promptly transfer the equity interests of UIB they hold to Xin Lian Hua You and/or the designated person and waive the pre-emptive right over the equity interests of UIB;

(7)

They shall strictly comply with the provisions of this Agreement and other agreements collectively or individually executed by the Parties to this Agreement, fully perform its obligations hereunder or thereunder, and will not commit any act or omission which may affect the validity or enforceability hereof or thereof.

4.3	The Shareholders and UIB undertake and warrant jointly and severally to Xin Lian Hua You that, on the execution date of this Agreement and at the time of each purchase of the equity interests:

(1)

They have the power and capacity to execute and perform this Agreement, and to execute, in accordance with this Agreement, any Equity Transfer Agreement. Upon execution, this Agreement and the Equity Transfer Agreement will constitute valid and binding obligations of such Parties, enforceable against such Parties according to their terms;

(2)

The execution, delivery and performance of this Agreement by each of the Shareholders and UIB will not (i) conflict with, result in a breach or violation of or constitute (or with notice or lapse of time or both constitute) a default under, (A) the business license, articles of association, permits, government approval for its incorporation, agreements concerning its

5

incorporation or any other charter documents of such Party, or (B) any laws to or by which such Party is subject or bound, or (C) any contracts or other documents to which such party is a party or to or by which it (or any of its properties or assets) is subject or bound; (ii) result in the creation of, or give any person the right to create, any lien or encumbrance upon the assets of such Party; (iii) terminate or modify, or give any third party the right to terminate or modify, the provisions or terms of any contracts or other documents to which such party is a party or to or by which it (or any of its properties or assets) is subject or bound; or (iv) result in any suspension, revocation, impairment, forfeiture or nonrenewal of any permits applicable to such Party;

(3)	The Shareholders lawfully and effectively own the equity interests of UIB. Except for the Equity Pledge Agreement, the Shareholders have not created any encumbrance on the equity interests of UIB.;

(4)	No lawsuit, arbitration or administrative proceeding is pending or threatened with respect to the equity interests or assets of UIB.

5. Effectiveness and Term

5.1	This Agreement becomes effective from the execution date hereof.

5.2

This Agreement shall take effect as of the execution date and will remain in force until terminated by all the Parties in writing or, if earlier, until all of the equity interests held by the Shareholders in UIB have been lawfully and effectively transferred to Xin Lian Hua You and/or its designated Person(s).

6. Liabilities for breach of contract

6.1	Except as otherwise provided herein, if a Party (“Party in Breach”) fails to perform a certain obligation hereunder or otherwise breaches this Agreement, the other Parties (“Harmed Party”) may:

(1)

Serve a written notice to the Party in Breach stating the nature and scope of the breach and demanding the Party in Breach to cure such breach at its own expense within a reasonable period of time as specified therein (“Cure Period”); and

(2)

If the Party in Breach fails to cure the breach during the Cure Period, the Harmed Party is entitled to demand that the Party in Breach assume all liabilities resulting therefrom, and compensate the Harmed Party for all economic losses actually incurred by the Harmed Party in connection therewith, including, without limitation, all attorneys’ fees and litigation and arbitration expenses relating thereto. The Harmed Party shall also be entitled to request that the court or arbitration panel order specific

6

performance and/or compulsory enforcement of this Agreement. The remedies provided hereunder to the Harmed Party shall not affect the right of the Harmed Party to seek any other remedy provided by law.

7. Fees and Expenses

7.1

Except as otherwise provided herein, each Party shall be separately responsible for the fees and expenses incurred by such Party in connection with the drafting, negotiation, execution and performance of this Agreement.

8. Governing Law and Settlement of Dispute

8.1	The validity, interpretation, performance and resolution of disputes of this Agreement shall be governed by Chinese Laws.

8.2

All the disputes arising out of the execution and performance of this Agreement shall be resolved through friendly negotiations. In the event that any dispute is not resolved by friendly consultations within thirty (30) days after the date such dispute arises, any Party may submit such dispute to China International Economic and Trade Arbitration Commission for arbitration in Beijing in accordance with its arbitration rules then in force. The arbitration award shall be final and binding on all of the Parties.

8.3	Except for the matters in dispute, the Parties shall continue to perform the other provisions of this Agreement pending the resolution of the dispute.

9. Force Majeure

9.1	“Force Majeure ” shall mean the unforeseeable, unavoidable and insurmountable events which prevent a Party from partially or fully performing this Agreement.

Such events include but are not limited to earthquakes, typhoons, floods, fires, wars, strikes, riots, governmental acts, change to laws and regulations or their application

9.2

If an event of Force Majeure occurs, the obligation of the impacted Party shall forthwith suspend during the period of delay caused by such Force Majeure, the performacne period of the impacted Party shall be extended for a period of equal length, and no penalty or liablity shall be imposed upon the impacted Party. If an event of Force Majeure occurs, the Parties shall immediately negotiate to seek a fair solution and make all reasonable efforts to minimize the impact of the Force Majeure

10. Miscellaneous Provisions

10.1    If in accordance with Chinese laws, any provision of this Agreement becomes

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invalid, illegal or unenforceable, all other provisions of this Agreement shall remain in full force and effect. When any provision is determined to be invalid, illegal or unenforceable, the Parties shall negotiate in good faith to amend this Agreement and achieve, in a mutually acceptable method and to the extent possible, the original purpose of the Parties.

10.2

This Agreement constitutes the entire agreement among the Parties hereto with respect to the subject matter hereof and supersedes all prior consultations, negotiations and agreements with respect to such subject matter.

10.3

A Party’s failure to exercise or delay in exercising a certain right hereunder shall not constitute a waiver thereof, and the exercise or partial exercise of a certain right by a Party shall not preclude such Party from exercising such right in the future.

10.4

During the term of this Agreement, no Party shall transfer part or all of its rights or obligations hereunder to any third party without the prior written consent of the other Parties in writing, provided that Xin Lian Hua You may transfer all or any of its rights and/or obligations hereunder. This Agreement shall be binding on the Parties and its lawful successors and assignees.

10.5	Headings of all paragraphs are for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.

10.6	Unless otherwise specified, references to “Articles”, “Paragraphs” and “Annexes” are references to “Articles”, “Paragraphs” and “Annexes” of this Agreement.

10.7

Any notice or written letter (including but not limited to the written letter or notice under this Agreement) served by a Party to the other Party shall be sent via mail pr facsimile in a timely manner. A notice or written letter, if sent via mail, shall be deemed received as of the third business day after the date of delivery, and, if sent via facsimile, shall be deemed to received as of the first business day after the date of delivery. All notices and letters shall be sent to the following address, unless a Party informs the other Party in writing of a change to such address.

To Xin Lian Hua You
Contact person:	SHOU Dongcheng
Address:	Room 2202, 3rd Unit, 69, West Beichen Road,
Chaoyang District, Beijing, China 100029
Fax::	(86-10) 64489596

To the Shareholders
Address:	Room 1906, 19th floor, C, Yihe Yangguang Plaza, 12,
East Tucheng Road, Beijing, China 100013
Fax:	(86-10) 64489408

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To UIB
Contact person:	CHEN Xiaoping
Address:	Room 1906, 19th floor, C, Yihe Yangguang Plaza, 12,
East Tucheng Road, Beijing, China 100013
Fax:	(86-10) 64489408

10.8	The Parties may execute supplementary agreements in relation to this Agreement and relevant affairs. These supplementary agreements have the same legal force as this Agreement.

10.9	This Agreement is written in the Chinese language in five original copies, one for each Party. The Parties may execute duplicate copies of this Agreement.

(The remainder of this page is intentionally left blank.)

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[This page is the signature page of the “Exclusive Purchase Option Agreement”]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

Beijing Xin Lian Hua You Consultancy Co., Ltd

By:       /s/ SUN Gang
Name: SUN Gang
Title: Authorized Representative

Beijing Hua Tian Li He Investment and Management Co., Ltd

By:    /s/ CHEN Xiaoping
Name: CHEN Xiaoping
Title: Chairman of the Board

Shanghai Tian Shi Investment Co., Ltd

By:   /s/ FENG Hongyan
Name: FENG Hongyan
Title: Authorized Representative

Beijing Dian Wei Investment Co., Ltd

By:       /s/ CHEN Xiaoping
Name: CHEN Xiaoping
Title: Authorized Representative

Beijing Union Insurance Broker Co., Ltd

By: /s/ CHEN Xiaoping
Name: CHEN Xiaoping
Title: Chairman of the Board

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ANNEX A
NOTICE FOR EQUITY PURCHASE

Beijing Hua Tian Li He Investment Management Co., Ltd. ( “Hua Tian Li He”),
Beijing Hua Tian Li He Investment Management Co., Ltd. (“Tian Shi”)
Beijing Dian Wei Investment Co., Ltd. (“Dian Wei”)
Beijing Union Insurance Broker Co., Ltd (“UIB”)

Dear Sirs:

Reference is made to the Exclusive Purchase Option Agreement entered into by and among Hua Tian Li He, Tian Shi, Dian Wei, UIB and us as of May , 2008 (“Purchase Option Agreement”). Terms and expressions defined in the Purchase Option Agreement have the same meanings when used herein.

We hereby elect to exercise the Equity Purchase Right as provided for under the Purchase Option Agreement, and to [purchase /designate [insert Designated Person(s)] as the Designated Persons to purchase] the [  ] percentage ([  ]%) equity interests (registered capital of UIB) held by [insert Shareholder]. According to the Purchase Option Agreement, the Shareholders and UIB shall complete the equity transfer as provided herein with 15 business days after receipt of this Notice.

Beijing Xin Lian Hua You Consultancy Co., Ltd.

By:
Name:
Title:

Date:

ANNEX A

ANNEX B
EQUITY TRANSFER AGREEMENT

THIS EQUITY TRANSFER AGREEMENT (the “agreement”) is made on [insert date]:

BETWEEN

(1)	[The Shareholder who transfers equity interests] (“Transferor”); and

(2)	[Beijing Xin Lian Hua You Consultancy Co., Ltd. or the Designated Person(s)] (“Transferee”).

IT IS AGREED AS FOLLOWS:

1.
The Transferor hereby agrees to sell to the Transferee, and the Transferee hereby agrees to purchase, from the Transferor, the [   ] percentage ([   ]%) equity interests ( [   ]% of the registered capital) of Beijing Union Broker Insurance Co., Ltd. (“Purchased Equity”).

2.

From and after the completion of the equity transfer, the Transferor shall not be entitled to any rights or benefits with respect to the Purchased Equity, and the Transferee shall acquire all rights and benefits with respect to the Purchased Equity.

3.

The validity, interpretation, performance and settlement of dispute of this agreement shall be governed by Chinese laws. All the disputes arising out of the execution and performance of this Agreement shall be resolved through friendly negotiations. In the event that any dispute is not resolved by friendly consultations within thirty (30) days after the date such dispute arises, either party may submit the dispute to China International Economic and Trade Arbitration Commission for arbitration in Beijing in accordance with its arbitration rules then in force. The arbitration award shall be final and binding on the parties.

4.	This Agreement shall become effective from the date of execution by both parties.

[Transferor]	[Transferee]

By:	By:

Name:	Name:

Title:	Title:

ANNEX B

ANNEX C
IRREVOCABLE POWER OF ATTORNEY

The undersigned company (the “Company”) hereby issues this Power of Attorney in accordance with the Exclusive Purchase Option Agreement entered into by and among Beijing Xin Lian Hua You Consultancy Co., Ltd., [●], [●], Beijing UIB Insurance Broker Co., Ltd (the “UIB”) and the Company as of May , 2008 (the “Purchase Option Agreement”).

The Company hereby irrevocably appoints and authorizes [Insert name of of designated person(s)] (the “Attorney”) as the attorney of the Company, with full power and authority, to (i) prepare and execute the Equity Transfer Agreement (as defined in the Purchase Option Agreement); and (ii) prepare and execute all the other necessary documents relating to the transfer of the Purchased Equity Interests (as defined in the Purchase Option Agreement).

The Company hereby agrees and acknowledges that the Attorney has full power and authority to exercise, in its sole discretion, the rights entrusted under this Power of Attorney, and the Company further undertakes to assume any obligations or liabilities resulting from the exercise by the Attorney of the rights entrusted hereunder.

This Power of Attorney shall take effect as of the execution date and shall remain in effect during the term of the Purchase Option Agreement.

By:
Tile:
Date:

EXHIBIT G

ENGLISH TRANSLATION OF VOTING RIGHTS PROXY AGREEMENT

This agreement (this “Agreement”) is entered into on May 24, 2008 by and among:

(1)

Beijing Xin Lian Hua You Consultancy Co., Ltd.(hereinafter referred to as “Xin Lian Hua You”), a wholly foreign owned enterprise with limited liability which is incorporated and established in Beijing China, with its registered address at Room 2202, 3rd Unit, 69, West Beichen Road, Chaoyang District, Beijing;

(2)

Beijing Hua Tian Li He Investment Management Co., Ltd.(hereinafter referred to as “Hua Tian Li He”), a limited liability company incorporated and established in Beijing China, with its registered address at Industrial Zone, Ma Fang Town, Ping Gu District, Beijing;

(3)

Shanghai Tian Shi Investment Co, Ltd. (hereinafter referred to as “Tian Shi”), a limited liability company incorporated and established in Shanghai China, with its registered address at Room 101, 400, Pu Dian Road, Pudong District, Shanghai;

(4)

Beijing Dian Wei Investment Co., Ltd. (hereinafter referred to as “Dian Wei”), a limited liability company incorporated and established in Beijing China, with its registered address at Room B1707, Fukai Plaza, 19, Financial Street, Xicheng District, Beijing; (Hua Tian Li He, Tian Shi and Dian Wei are collectively referred to as the “Shareholders” and individually as a “Shareholder”);

(5)

Beijing Union Insurance Broker Co., Ltd (hereinafter referred to as “UIB”), a limited liability company incorporated and established in Beijing China, with its registered address at Room 1906, 19th floor, C, Yihe Yangguang Plaza, 12, East Tucheng Road, Beijing.

Xin Lian Hua You, the Shareholders and UIB are individually referred to as a “Party” and collectively referred to as the “Parties”.

Whereas:

A.	Hua Tian Li He, Tian Shi and Dian Wei are the shareholders of UIB, holding 75%, 20% and 5% of the equity interest of UIB respectively.

B

According to the terms of this Agreement, each Shareholder agrees to unconditionally entrust the person designated by Xin Lian Hua You to exercise its voting rights and other rights as a shareholder of UIB, Xin Lian Hua You agrees to accept such entrustment.

Therefore, the Parties have reached the following agreement :

1.       Entrustment of Shareholders’ Rights

1.1

Each Shareholder hereby irrevocably entrusts Xin Lian Hua You and any entities or individuals designated by Xin Lian Hua You (collectively “Designated Persons” and each a “Designated Person”) to exercise its voting rights and other rights as a shareholder of UIB, including but not limited to:

	(1)	Attending the shareholders’ meetings of UIB as a representative of the Shareholders;

(2)

Voting, as a representative of the Shareholders, on any matters to be discussed or decided by the shareholders’ meetings (including but not limited to election, appointment, removal or replacement of the directors, supervisors and senior management of UIB);

	(3)	Deciding the transfer or otherwise disposal of the equity interests enjoyed by the Shareholders in UIB;

	(4)	Other voting rights as specified in the Articles of Association of UIB or applicable laws.

1.2	Xin Lian Hua You and the Designated Persons shall comply with the Articles of Association of UIB and the relevant laws while exercising the shareholder’s rights on behalf of the Shareholders.

1.3

The Shareholders agree that they will not interfere with the exercise of the rights as provided for under Article 1.1 by Xin Lian Hua You or any Designated Person, and shall make their best efforts to assist Xin Lian Hua You and the Designated Persons to exercise such rights. The Shareholders further agree to execute timely all reasonable and necessary agreements, resolutions and other documents, and to take all necessary and appropriate actions so as to perform the requirements of this Agreement and to assist Xin Lian Hua You and the Designated Persons to exercise the shareholder’s rights.

1.4

The Shareholders hereby acknowledge that Xin Lian Hua You and Designated Person may exercise, at its own discretion, each right set forth under Article 1.1 and is not required to seek advice from the Shareholders.

1.5

The Shareholders shall separately execute a Power of Attorney substantially in the form attached hereto as Annex A to entrust the Designated Persons to exercise the rights set forth under Article 1.1. At any time during the term of this Agreement, once Xin Lian Hua You informs in writing the Shareholders to terminate the authorization given to any specific Designated Person, the

Shareholders shall immediately terminate the authorization to such Designated Person and authorize the person designated by Xin Lian Hua You to exercise the rights set forth under Article 1.1.

1.6
If at any time during the term of this Agreement, the entrustment or exercise of the rights under Article 1.1 becomes unenforceable for any reason other than the breach of the Shareholders or UIB, the Parties shall immediately seek the most similar alternative to the provisions in issue of this Agreement and, if necessary, enter into a supplementary agreement to amend or adjust the provisions hereof, in order to ensure the achievement of the purpose of this Agreement.

2.	Term of Entrustment

2.1
This Agreement shall take effect as of the execution date hereof and will remain in force until terminated by the Parties in writing or, if earlier, until all of the equity interests held by the Shareholder in UIB have been lawfully and effectively transferred to Xin Lian Hua You and/or its designated person(s).

2.2

If any Shareholder transfers all of its equity interests of UIB after obtaining Xin Lian Hua You’s consent, then such Shareholder shall cease to be a party to this Agreement, provide that the obligations and undertakings of the other Shareholders under this Agreement shall not be affected. If any Shareholder transfers its equity interests to any entity or individual other than Xin Lian Hua You or its designee, such Shareholder shall, at the time of such transfer, cause the transferee to execute an agreement substantially the same as this Agreement to ensure that the rights of Xin Lian Hua You and the Designated Persons under this Agreement and the Power of Attorney will not be affected.

3.	Representations and Warranties

3.1	Each Party to this Agreement hereby represents and warrants to the other Parties that:

(1) It is a legal person with independent status, duly registered and legally existing, and with full formalities;

(2) It has the power and authority to execute this Agreement and to perform the obligations under this Agreement;

(3) It has duly authorized a representative to execute this Agreement, which, upon its effective date, shall be binding on it;

(4)

The execution, delivery and performance of this Agreement by such party will not (i) conflict with, result in a breach or violation of or constitute (or with notice or lapse of time or both constitute) a default under, (A) the business license, articles of association, permits, government approval for its incorporation, agreements concerning its incorporation or any other charter documents of such party, or (B) any Chinese laws or other laws and regulations to or by which such party is subject or bound, or (C) any contracts or other documents to which such party is a party or to or by which it (or any of its properties or assets) is subject or bound; (ii) result in the creation of, or give any person the right to create, any lien or encumbrance upon the assets of such party; (iii) terminate or modify, or give any third party the right to terminate or modify, the provisions or terms of any contracts or other documents to which such party is a party or to or by which it (or any of its properties or assets) is subject or bound; or (iv) result in any suspension, revocation, impairment, forfeiture or nonrenewal of any permits applicable to such party;

(5)

There is no lawsuit, arbitration or other judicial or administrative proceedings that are pending and affect such party’s ability to perform the obligations under this Agreement, and, to its knowledge, none of such proceedings is threatened; and

(6)

Such Party has disclosed to the other Parties all documents issued by any governmental authority that may have a material adverse effect on its ability to fully perform the obligations under this Agreement, and the documents provided by such Party to the other Parties do not contain any innacurate statement of a material fact or omit to state a material fact.

3.2	If the representation and warranty made by any Party is untrue or inaccurate, it shall constitute a fundamental breach of such Party.

4. Liabilities for Breach of Contract

4.1	Except as otherwise provided herein, if one Party (“Party in Breach”) fails to perform a certain obligation hereunder or otherwise breaches this Agreement, the other Parties (“Harmed Party”) may:

(1)

Serve a written notice to the Party in Breach stating the nature and scope of the breach and demanding the Party in Breach to cure such breach at its own expense within a reasonable period of time as specified therein (“Cure Period”) (which shall not be available if any representation or warranty made by the Party in Breach under Article 7.1 is untrue or inaccurate at the time when it was made); and

(2)

If the Party in Breach fails to cure the breach during the Cure Period (or if there is no Cure Period, then at any time after such breach), the Harmed Party is entitled to demand that the Party in Breach assume all liabilities resulting therefrom, and compensate the Harmed Party for all economic losses actually incurred by the Harmed Party in connection therewith, including, without limitation, all attorneys’ fees and litigation and arbitration expenses relating thereto. The Harmed Party shall also be entitled to request that the court or arbitration panel order specific performance and/or compulsory enforcement of this Agreement. The remedies provided hereunder to the Harmed Party shall not affect the right of the Harmed Party to seek any other remedy provided by law.

5. Exemption and Compensation

5.1

The Parties acknowledge that Xin Lian Hua You shall not be required to assume any liabilities of any nature or make any economic or other compensation to the other Parties as a result of the exercise of each right under Article 1.1 by Xin Lian Hua You and the Designated Person.

5.2

The Shareholders and UIB agree to compensate Xin Lian Hua You and the Designated Person for and hold it harmless against all losses incurred due to the exercise of the rights under Article 1.1 of this Agreement, including but not limited to any loss resulting from any litigation, charge, claim raised by any third party against it, or administrative investigation and sanction of any governmental authority, except for the lossed incurred by Xin Lian Hua You or the Designated Person due to their willful misconduct or gross negligence.

6.       Governing Law and Dispute Resolution

6.1	This Agreement shall be governed by the PRC laws.

6.2

All the disputes arising out of the execution and performance of this Agreement shall be resolved through friendly negotiations. In the event that any dispute is not resolved by friendly consultations within thirty (30) days after the date such dispute arises, such dispute may be submitted by any Party to the China International Economic and Trade Arbitration Commission for arbitration in accordance with its then effective arbitration rules. The arbitration shall be conducted in Beijing. The arbitration award shall be final and binding on all the Parties.

6.3	Except for the matters in dispute, the Parties shall continue to perform the provisions hereof pending the resolution of the dispute.

7.	Miscellaneous

7.1

During the term of this Agreement, no Party shall transfer part or all of its rights or obligations hereunder to any third party without the prior written consent of the other Parties, provided that Xin Lian Hua You may transfer all or any of its rights and obligations hereunder.

7.2

In the event that any provision hereof becomes invalid, illegal or unenforceable in accordance with Chinese law, all there other provisions of this Agreement shall remain in full force and effect. In such event, the Parties shall negotiate in good faith to amend this Agreement and achieve, in a mutually acceptable method and to the extent possible, the original purpose of the Parties.

7.3

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior consultations, negotiations and agreements among the Parties with respect to such subject matter.

7.4

A Party’s failure to exercise or delay in exercising a certain right hereunder shall not constitute a waiver thereof, and a Party’s exercise or partial exercise of a certain right shall not preclude such Party from exercising such right in the future.

7.5	This Agreement shall be binding on the Parties and their lawful successors and assignees.

7.6	Headings of all paragraphs are for convenience of reference only and shall not affect the meaning or interpretation of the contents of this Agreement.

7.7	Unless otherwise provided, references to “Articles”, “Paragraphs” and “Annexes” are references to “Articles”, “Paragraphs” and “Annexes” hereof.

7.8	The Parties may execute supplementary agreements in relation to this Agreement and relevant affairs.

7.9	This Agreement is written in the Chinese language in 5 original copies, one for each Party. The Parties may execute duplicate copies of this Agreement.

(The remainder of this page is intentionally left blank.)

[This page is the signature page of the “Voting Rights Proxy Agreement”]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

Beijing Xin Lian Hua You Consultancy Co., Ltd

By:   /s/ SUN Gang
Name: SUN Gang
Title: Authorized Representative

Beijing Hua Tian Li He Investment and Management Co., Ltd

By:  /s/ CHEN Xiaoping
Name: CHEN Xiaoping
Title: Chairman of the Board

Shanghai Tian Shi Investment Co., Ltd

By:  /s/ FENG Hongyan
Name: FENG Hongyan
Title: Authorized Representative

Beijing Dian Wei Investment Co., Ltd

By:  /s/ CHEN Xiaoping
Name: CHEN Xiaoping
Title: Authorized Representative

Beijing UIB Insurance Broker Co., Ltd

By:  /s/ CHEN Xiaoping
Name: CHEN Xiaoping
Title: Chairman of the Board

ANNEX A
POWER OF ATTORNEY

The undersigned company (the “Company”) hereby issues this Power of Attorney in accordance with the Voting Rights Proxy Agreement entered into by and among Beijing Xin Lian Hua You Consultancy Co., Ltd., [●], [●], Beijing UIB Insurance Broker Co., Ltd (the “UIB”) and the Company as of May __, 2008 (the “Proxy Agreement”).

As a shareholder of [●]% equity interests of UIB, the Company hereby authorizes [●] (the “Representative”) to act as the representative of the Company and exercise, according to the Articles of Associations of UIB and the relevant laws, all voting rights and other rights as a shareholder of UIB, including without limitation:

(1)	Attending the shareholders’ meetings of UIB as a representative of the Company;

(2)

Voting, as a representative of the Company, on any matters to be discussed or decided by the shareholders’ meetings (including but not limited to election, appointment, removal or replacement of the directors, supervisors and senior management of UIB);

(3)	Deciding the transfer or otherwise disposal of the equity interests enjoyed by the Company in UIB;

(4)	Other voting rights as specified in the Articles of Association of UIB or applicable laws.

The Company hereby agrees and acknowledges that the Representative has full power and authority to exercise, at its own discretion, the rights entrusted under this Power of Attorney, and the Company further undertakes to assume the obligations or liabilities arising from the exercise by the Representative of the rights entrusted under this Power of Attorney.

This Power of Attorney shall take effect as of the date of the execution and shall remain in effect during the term of the Proxy Agreement.

Name of Company:

By:
Title:
Date:

EXHIBIT H
REORGANIZATION PLAN

Reorganizing Corporate Structure

          In May 2008, the Founders, together with three other individual investors acquired the current British Virgin Islands holding company, UIB Group Limited (“UIB BVI”). UIB BVI has established UIB Group Limited in the Hong Kong Special Administrative Region of the PRC (“UIB HK”). UIB UK has formed a subsidiary, Beijing Xin Lian Hua You Consultancy Co., Ltd. as a wholly foreign owned enterprise in PRC (“WFOE”).

          WFOE has entered into contractual arrangements with Beijing Union Insurance Broker Co., Ltd. (“UIB Beijing”) and those three registered shareholders of UIB Beijing, pursuant to which WFOE provides consulting services to UIB Beijing and has got the ability to effectively control UIB Beijing.

          The following diagram illustrates the corporate structure and the place of formation of each of UIB BVI’s subsidiaries and affiliate:

UIB Group Limited
(British Virgin Islands)
100%
UIB Group Limited
(Hong Kong)
100%
Beijing Xin Lian Hua You
Consultancy Co. Ltd (“XLHY”)
(PRC)
Registered Shareholders
100%
Beijing Union Insurance
Broker Co. Ltd (PRC)
Outside PRC
Inside PRC
Equity Ownership
Contractual Arrangement

Service Agreement that Transfer Economic Benefits from UIB Beijing to WFOE

     WFOE has entered into a Service Agreement with UIB Beijing, pursuant to which, WFOE exclusively provides consulting services to UIB Beijing in exchange for service fees. This agreement enables the transfer of economic interests in UIB Beijing to WFOE.

Agreements that Provide WFOE Substantial Ability to Control and an Option to Acquire UIB Beijing

          WFOE, UIB Beijing and its registered shareholders, Beijing Hua Tian Li He Investment Management Co., Ltd., Shanghai Tian Shi Investment Co., Ltd. and Beijing Dian Wei Investment Co., Ltd., have entered into certain agreements that provide WFOE substantial ability to control UIB Beijing, and WFOE has obtained an exclusive option to purchase all or any of the equity interests of UIB Beijing. These agreements include:

          (1) Equity Pledge Agreement. Under this agreement, each of the registered shareholders of UIB Beijing has pledged all of its equity interests in UIB Beijing to WFOE to guarantee the performance of contract obligations of UIB Beijing and its registered shareholders, as applicable, under the Service Agreements, Voting Rights Proxy Agreement, Exclusive Purchase Option Agreement and the Equity Pledge Agreement.

          (2) Voting Rights Proxy Agreement. Under this agreement, each of the registered shareholders of UIB Beijing has granted to WFOE and the designee(s) of WFOE, the power to exercise all voting rights of such shareholder, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interests in, and appoint and elect the directors and senior officers of UIB Beijing.

           (3) Exclusive Purchase Option Agreement. Pursuant to this agreement, each of the registered shareholders of UIB Beijing has irrevocably and unconditionally granted WFOE or its designee(s) an exclusive option to purchase, at any time if and when permitted under PRC laws, all or any portion of the equity interests in UIB Beijing for the minimum price permissible by PRC laws.

Annex B

AMENDMENT TO SHARE PURCHASE AGREEMENT

          This AMENDMENT TO SHARE PURCHASE AGREEMENT (this “Agreement”) is entered into as of October 30, 2008 by and among the following parties:

          (i)           ChinaGrowth North Acquisition Corporation, an exempted company incorporated under the laws of the Cayman Islands (“Buyer”);

          (ii)          each of the entities and individual listed as a seller on the signatures pages hereto (collectively, “Sellers”, and each a “Seller”);

          (iii)         each of the individuals listed as a founder on the signature pages hereto (collectively, “Founders”, and each a “Founder”);

          (iv)         UIB Group Limited, an exempted company incorporated under the laws of British Virgin Islands (the “Company” or “UIB BVI”);

          (v)          UIB Group Limited, a corporation incorporated under the laws of the Hong Kong Special Administrative Region of the PRC (“UIB HK”) and Beijing Xin Lian Hua You Consultancy Co. Ltd (“WFOE”), each a directly or indirectly wholly-owned subsidiary of the Company; and

          (vi)         Beijing Union Insurance Broker Co., Ltd., a corporation incorporated under the laws of the PRC (“UIB Beijing”), which is an insurance broker in the PRC and an affiliate of the Company by way of, among other things, certain contractual arrangements contemplated by the Share Purchase Agreement.

          All of the parties listed above are referred to hereinafter collectively as the “Parties” and individually as a “Party”.

RECITALS

          1.           The Parties previously entered into a Share Purchase Agreement dated May 24, 2008 (“Share Purchase Agreement”). Terms used herein but not otherwise defined shall have the meaning set forth in the Share Purchase Agreement; and

          2.           The Parties desire to amend the Share Purchase Agreement pursuant to the terms of this Amendment.

          Now therefore, in consideration of mutual covenants and considerations in this Amendment, the Share Purchase Agreement and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be bound, do agree as hereafter provided:

          1.           Sections 1.2(b) and Section 1.2(c) of the Share Purchase Agreement are hereby revoked and deleted in their entirety and new Section 1.2(b) is substituted in lieu thereof which shall read as follows:

                    (b)           6,365,001 ordinary shares of Buyer, par value $0.001 per share (“Buyer

1

Shares”); provided, however, that 2,000,000 of such Buyer Shares shall be placed in escrow pursuant to the Escrow Agreement (as defined in Article XI); and provided, further that if following the Closing, on a consolidated basis, the Surviving Company does not achieve or exceed After-Tax Profits (as defined in Section 1.3(h) below) of $12 million for the fiscal year ending December 31, 2008 and After-Tax Profits of $18 million for the fiscal year ending December 31, 2009, such 2,000,000 Buyer Shares shall be forfeited, returned to buyer and cancelled. If the Surviving Company achieves or exceeds After-Tax Profits of $12 million for the fiscal year ending December 31, 2008 and After-Tax Profits of $18 million for the fiscal year ending December 31, 2009, such 2,000,000 Buyer Shares shall be released from escrow and delivered to Sellers in accordance with the Escrow Agreement.

          2.           Section 1.3 of the Share Purchase Agreement is hereby revoked and deleted in its entirety and a new Section 1.3 is substituted in lieu thereof which shall read as follows:

               1.3 Earn-Out Agreement. The following earn-out provisions shall apply:

                            (a)           If following the Closing, on a consolidated basis, the Surviving Company achieves or exceeds After-Tax Profits of $26 million for the fiscal year ending December 31, 2009, an additional 4,000,000 Buyer Shares shall be issued to Sellers within the later of (i) 90 days after the end of such fiscal year or (ii) 15 days following the issuance of the audit report of the Surviving Company for such fiscal year.

                            (b)           If, following the Closing, on a consolidated basis, the Surviving Company achieves or exceeds After-Tax Profits of $43 million for the fiscal year ending December 31, 2010, an additional 3,000,000 Buyer Shares shall be issued to Sellers within the later of (i) 90 days after the end of such fiscal year or (ii) 15 days following the issuance of the audit report of the Surviving Company for such fiscal year.

                            (c)           If, following the Closing, on a consolidated basis, the Surviving Company achieves or exceeds After-Tax Profits of $75 million for the fiscal year ending December 31, 2011, an additional 3,000,000 Buyer Shares shall be issued to Sellers within the later of (i) 90 days after the end of such fiscal year or (ii) 15 days following the issuance of the audit report of the Surviving Company for such fiscal year.

                            (d)           If, following the Closing, on a consolidated basis, the Surviving Company achieves or exceeds After-Tax Profits of $116 million for the fiscal year ending December 31, 2012, an additional 3,000,000 Buyer Shares shall be issued to Sellers within the later of (i) 90 days after the end of such fiscal year or (ii) 15 days following the issuance of the audit report of the Surviving Company for such fiscal year.

                            (e)           If, following the Closing, on a consolidated basis, the Surviving Company achieves or exceeds After-Tax Profits of $180 million for the fiscal year ending December 31, 2013, an additional 4,000,000 Buyer Shares shall be issued to Sellers within the later of (i) 90 days after the end of such fiscal year or (ii) 15 days following the issuance of the audit report of the Surviving Company for such fiscal year.

                            (f)           If, following the Closing, on a consolidated basis, the After-Tax Profits as set forth in (a), (b), (c), (d) or (e) above is not achieved or exceeded for the respective fiscal year, Sellers shall not be entitled to any additional Buyer Shares for such fiscal year, regardless of whether such After-Tax Profits is achieved or exceeded in any prior fiscal year or will be achieved or exceeded in any future fiscal year.

2

                            (g)           Buyer acknowledges that any additional Buyer Shares that may be issued pursuant to this Section 1.3 are in exchange for Company Ordinary Shares and Company Equity Rights and not dependent upon the continued employment or other relationships of Sellers or Founders with the Surviving Company or any other Person. Sellers acknowledge that the value of any additional Buyer Shares that may be issued pursuant to this Section 1.3 shall be available for indemnification pursuant to Article IX.

                            (h)           For purposes of this Section 1.3, “After-Tax Profits” shall mean the net income of the Surviving Company and its Subsidiaries and Affiliated Broker on a consolidated basis (excluding after-tax profits from any subsequent acquisitions of assets or equity interests that have a dilutive effect), which shall be audited in accordance with and pursuant to U.S. GAAP and which net income shall be used for the purpose of preparing the Company’s financial statements, and subject to the audit by the Surviving Company’s independent accountants, provided, however, that the computation shall exclude the Taxes and expenses incurred in connection with the Business Combination.

          3.           The following is added as Section 6.9 of the Share Purchase Agreement:

                6.9 Stock Option Plan. A proposed stock option plan (“Stock Option Plan”) shall be formulated and agreed by the Buyer and Sound Winner Investments Limited, which shall permit the granting of stock options (including to management and employees) in such amounts as may be determined by the Compensation Committee of Purchaser’s board of directors (as constituted following the Closing), and shall include 1,210,500 options expected to be awarded over four years.

          4.           The following are added to Section 11.1 of the Share Purchase Agreement as defined terms:

                      “Escrow Agreement” means an escrow agreement to be entered into by and among the Buyer, Sound Winner Investments Limited, Newest Sino Holdings Limited, Jolly Win Holdings Limited and an escrow agent for the purpose of the escrow arrangement with respect to the 2,000,000 Buyer Shares as provided in Section 1.2(b) . The Buyer shall pay the costs and expenses in connection with the Escrow Agreement, including, without limitation, the fees and expenses to be paid to the escrow agent. The fees and expenses in connection with the Escrow Agreement are to be paid out of the trust account proceeds at Closing.

                          “Stock Option Plan” has the meaning set forth in Section 6.9.

          5.           The remaining terms of the Share Purchase Agreement are ratified, approved and shall remain in full force and effect.

3

[Signature Pages Follow]

4

          IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first written above.

BUYER:

CHINAGROWTH NORTH ACQUISITION CORPORATION

By:	/s/ SONG Xuesong

Name:	SONG Xuesong
Title:	Chairman of the Board

SELLERS:
Sound Winner Investments Limited		Newest Sino Holdings Limited
By:	/s/ CHEN Xiaoping	By:	/s/ CHEN Xiaoping

Name:	CHEN Xiaoping	Name:	CHEN Xiaoping
Title:	Director	Title:	Authorized
Representative

Jolly Win Holdings Limited		Joy King Holdings Limited
By:	/s/ CHEN Xiaoping	By:	/s/ CHEN Xiaoping

Name:	CHEN Xiaoping	Name:	CHEN Xiaoping
Title:	Authorized	Title:	Authorized
	Representative		Representative

Ocean Times Investments Limited		Wealth Creation Investments Limited
By:	/s/ FENG Hongyan	By:	/s/ FENG Hongyan

Name:	FENG Hongyan	Name:	FENG Hongyan
Title:	Director	Title:	Authorized
Representative

Energetic Holdings Limited		ZHANG Qing
By:	/s/ FENG Hongyan	By:	/s/ FENG Hongyan

5

Name: FENG Hongyan	Capacity: Authorized Representative
Title: Director

FOUNDERS:

CHEN Xiaoping	CHEN Bowen

By: /s/ CHEN Xiaoping	By: /s/ CHEN Xiaoping
Passport No: G27536725	Capacity: Authorized Representative

FENG Hongyan	FAN Zhiming

By: /s/ FENG Hongyan	By: /s/ CHEN Xiaoping
ID No.: 300810	Capacity: Authorized Representative

COMPANY GROUP:

UIB Group Limited (“UIB BVI”)	UIB Group Limited (“UIB HK”)
By: /s/ CHEN Xiaoping	By: /s/ CHEN Xiaoping

Name: CHEN Xiaoping	Name: CHEN Xiaoping
Title: Director	Title: Director

Beijing Xin Lian Hua You Consultancy Co., Ltd.	Beijing Union Insurance Broker Co., Ltd.
By: /s/ Sun Gang	By: /s/ CHEN Xiaoping

Name: SUN Gang	Name: CHEN Xiaoping
Title: Authorized Representative	Title: Chairman of the Board

6

Annex C

Fairness Opinion

October 28, 2008

Board of Directors
ChinaGrowth North Acquisition Corp.
1818 Canggong Road, Fengxian
Shanghai Chemical Industry Park
Shanghai, China 201417

Dear Members of the Board of Directors:

     We understand that ChinaGrowth North Acquisition Corp. ("CGNAC") will acquire UIB Group Limited, ("UIB"), and two companies entered into a Share Purchase Agreement on May 24, 2008 (the "SPA"), pursuant to which, among other things, CGNAC will acquire from shareholders of UIB (the “Sellers”) all outstanding equity interests of UIB (the "Transaction"). In October 2008, two companies agreed to amend the Transaction terms and the SPA. Prior to the Transaction, UIB established one wholly foreign owned enterprises (“WFOE”) in China, which will enter exclusive service agreements with Beijing Union Insurance Broker Co. Ltd (the “Affiliated Entities”). The Sellers assigned irrevocably their respective founders rights and control rights of Affiliated Entities to the WFOE. The consideration initially paid by CGNAC in the Transaction will be a combination of cash and common stock of CGNAC having an aggregate agreed value of approximately $36,920,000, as more fully set forth in the amendment to the SPA, and subject to the adjustments provided therein.

     You have requested that Bohai Securities Co., Ltd ("Bohai Securities ") provide an opinion (the "Opinion") as to whether, as of the date hereof, (i) the consideration to be paid by CGNAC in the Transaction is fair to CGNAC from a financial point of view, and (ii) the fair market value of UIB is at least equal to 80% of the net assets of CGNAC.

     In connection with this Opinion, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	Reviewed publicly available information related to CGNAC, including CGNAC's Annual Report on Form 20-F for the year ended December 31, 2006 and 2007;

2.	Reviewed unaudited financial statements pertaining to UIB for the years ended December 31, 2005, 2006 and 2007;

3.	Reviewed UIB’s financial results, including a balance sheet and income statement, for the quarter ended June 30, 2007 and 2008;

4.

Conducted discussions with certain members of the management of UIB regarding the operations, financial condition, future prospects, and projected operations and performance of UIB and regarding the Transaction; discussions were also conducted with other industry

1 / 4

participants;

5.	Analyzed and discussed with members of management of UIB certain historic and projected financial statements and other financial and operating data concerning UIB, prepared by management of UIB;

6.	Conducted discussions with certain members of the management of CGNAC regarding the Transaction, UIB, and related matters;

7.	Visited UIB principal place of its facilities in Beijing, China;

8.	Reviewed drafts of the Stock Purchase Agreement and ancillary agreements thereto;

9.	Reviewed financial forecasts and projections prepared by the management of UIB for the years ended December 31, 2008 through 2013;

10.	Compared the results of operations of UIB with that of certain insurance broker which we deemed relevant;

11.	Compared the financial terms of the purchase with the financial terms of certain other mergers and acquisitions which we deemed relevant; and

12.

Performed such other studies, investigations and analyses and took into account such other matters as Bohai Securities deemed necessary, including our assessment of general economic, market and monetary conditions as of the date hereof.

     We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material, and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material, and other information. In addition, management of UIB have advised us, and we have assumed, that the financial forecasts and projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results, and we express no opinion with respect to such forecasts and projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, or prospects of UIB, since the date of the most recent financial statements provided to us, and that there is no information nor are there any facts that would make any of the information reviewed by us incomplete or misleading.

     We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Share Purchase Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the agreements and documents provided to us, without any material amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, or otherwise) or any other financial term of the Transaction.

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     We also have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable statutes, rules, and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions, or conditions will be imposed or amendments, modifications, or waivers made in connection with the Transaction, or otherwise have an adverse effect on CGNAC or UIB or any expected benefits of the Transaction. In addition, we have relied upon and assumed, without independent verification, that the final, signed Share Purchase Agreement will not differ from the draft version of such document reviewed by us in any respect material to this Opinion.

     Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties, or liabilities (fixed, contingent, derivative, off-balance-sheet, or otherwise) of UIB, CGNAC, or any other party, nor were we provided with any such appraisal or evaluation. We express no opinion regarding the liquidation value of UIB, CGNAC, or any other entity or asset. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims, or other contingent liabilities. this Opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertion of claims, outcomes or damages arising out of any such matters.

     We have not been requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction, UIB, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board of Directors or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof. We are not expressing any opinion as to what the value of the common stock of CGNAC actually will be when issued pursuant to the Transaction or the price or range of prices at which the common stock may trade at any time. Subsequent events that could materially affect the conclusions set forth in this Opinion include, without limitation, adverse changes in industry performance or market conditions; changes to the business, financial condition and results of operations of UIB, changes in the terms of the Transaction, and the failure to consummate the Transaction within a reasonable period of time.

     This Opinion is furnished for the use and benefit of the Board of Directors of CGNAC in connection with its consideration of the Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, for any other purpose, without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board of Directors, any security holder, or any other person as to how to act or vote with respect to the Transaction.

     Bohai Securities is one of leading full-service securities firms in China approved and regulated by the China Securities Regulatory Commission with registered capital of RMB2.23 billion. We are actively engaged in the investment banking and financial advisory businesses and undertake the valuation of businesses in connection with mergers and acquisitions, public

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offerings, private placements, business combinations and similar transactions on a regular basis. Our business scope also includes listing sponsoring, securities brokerage, securities investment, investment advisory, and asset management. We will receive a fee for rendering this Opinion, which is neither contingent upon the successful completion of the Transaction nor the conclusions set forth in the Opinion.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, (i) the consideration to be paid by CGNAC in the Transaction is fair to CGNAC from a financial point of view, and (ii) the fair market value of UIB is at least equal to 80% of the net assets of CGNAC.

Very truly yours,

/s/ Bohai Securities Co., Ltd
BOHAI SECURITIES CO., LTD

4 / 4

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF CHINAGROWTH NORTH ACQUISITION CORPORATION FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 17, 2008

          The undersigned shareholder of ChinaGrowth North Acquisition Corporation, a Cayman Islands exempted company (the “Company”), hereby appoints Xuesong Song and Michael Zhang, and each of them, with full power of substitution, on behalf of and in the name of the undersigned, to represent the undersigned at the extraordinary general meeting of shareholders of the Company to be held on Wednesday, December 17, 2008, at 10 a.m. New York local time, at the offices of DLA Piper LLP (US) located at 1251 Avenue of the Americas, New York, NY 10020, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of extraordinary general meeting furnished herewith.

Voting Instructions:

Vote by Mail: Complete, sign, date and promptly return this proxy card in the postage-paid envelope provided.

Vote by Phone: call toll-free (in the United States), on a touch-tone phone, ____, which is available 24 hours a day. Have your proxy card in hand when you call, then follow the recorded instructions. Your vote must be received by 11:59 p.m., New York local time, on December 16, 2008 to be counted.

Vote by Internet: visit the Internet site at ____. Have your proxy card in hand when you access the website and follow the instructions to create an electronic voting instruction form. Your vote must be received by 11:59 p.m., New York local time, on December 16, 2008 to be counted.

This proxy when duly executed will be voted in the manner directed herein by the undersigned shareholder. The board of directors of the Company recommends a vote “FOR” each of the proposals. If no discretion is made, this proxy will be voted “FOR” the following proposal:

Proposal 1.

the approval of (i) the Share Purchase Agreement, dated as of Mary 24, 2008 and as amended as of October 30, 2008, by and among the Company, UIB Group Limited (“UIB”), a British Virgin Islands company, and each of the shareholders, founders, subsidiaries and affiliates of UIB as listed therein, pursuant to which the Company shall acquire all of the issued and outstanding share capital and other equity interests of UIB in exchange for $2,000,000 in cash and the issuance of 6,365,001 ordinary shares of the Company (including 2,000,000 shares that will be held in an escrow account and will be released only if UIB or the surviving company meets certain after-tax profit targets for the years 2008 and 2009) and, depending on the satisfaction of certain after-tax profit targets for the years 2009 through 2013, certain additional ordinary shares of the Company as provided for therein, and (ii) the transactions contemplated thereby;

	For	Against	Abstain
	☐	☐	☐

If you voted “Against” Proposal 1 and you hold ordinary shares of CGNAC issued in our initial public offering, you may exercise your redemption rights and demand that CGNAC convert your ordinary shares into a pro rata portion of the trust account by marking “I Hereby Exercise My Redemption Rights” box below. If you exercise your redemption rights, you will be exchanging your ordinary shares of CGNAC for cash and will no longer own your ordinary shares. You will only be entitled to receive cash for your ordinary shares pursuant to this redemption if the Acquisition is completed and you continue to hold your ordinary shares through the closing date of the Acquisition and tender your stock certificates to CGNAC by December 19, 2008. Failure to (a) vote against Proposal 1, (b) check the “I Hereby Exercise My Redemption Rights” box below and (c) submit this proxy to CGNAC prior to the extraordinary general meeting will result in the loss of your redemption rights.

I Hereby Exercise My Redemption Rights. ☐

Proposal 2.

the approval by special resolution of the increase of the Company’s share capital to US$63,000 divided into 60,000,000 ordinary shares of a par value of US$0.001 each and 3,000,000 preferred shares of a par value of US$0.001 each;

	For	Against	Abstain
	☐	☐	☐

Proposal 3.	the approval by special resolution of the change of the corporate name of the Company to UIB Group Limited;

	For	Against	Abstain
	☐	☐	☐

Proposal 4.	the adjournment of the meeting, if necessary or desirable, for the purpose of soliciting additional proxies in favor of the foregoing proposals.

	For	Against	Abstain
	☐	☐	☐

Dated: ________, 2008

Shareholder Name:

Signature

          Please sign exactly as your name appears on this proxy card. If shares are held jointly, each holder should sign. Executors, administrators, trustees, guardians, attorneys and agents should give their full titles. If the shareholder is a corporation, please sign in the full name of such corporation by an authorized officer. If the shareholder is a partnership or limited liability company, please sign in the full name of such entity by an authorized person.